

Weatherford International plc

PROXY STATEMENT 2019

NOTICE OF ANNUAL GENERAL
MEETING OF SHAREHOLDERS

To be held on June 25, 2019

ABOUT WEATHERFORD

We deliver innovative technologies and services to meet the world's current and future energy needs in a safe, ethical, and sustainable manner.

Inspired by our world-class people, Weatherford is committed to being a trusted business partner to those we serve.

We operate in more than

80 COUNTRIES AROUND THE WORLD

with locations strategically positioned to service our customers across the globe.



VISIT OUR WEBSITE

www.weatherford.com

AGENDA ITEMS FOR YOUR VOTE

Items	Board Recommendation	Reason for Recommendation	Proxy Page
1. Election of Directors	**FOR** each nominee	The Board believes its members collectively have the skills and expertise needed to successfully continue to oversee the implementation of Weatherford's strategic plan for the benefit of shareholders, employees, and other stakeholders	**5**
2. Ratify Appointment of Independent Auditors	**FOR**	Based on the recommendation of the audit committee	**18**
3. Approve Executive Compensation	**FOR**	The Board believes Weatherford's executive compensation program effectively aligns executive compensation with performance	**20**
4. Reverse Stock Split	**FOR**	The Board believes the approval of this agenda item enhances the Company's position to reduce the risk of NYSE delisting, to increase eligible investor, analyst and broker interest, and to decrease transaction costs to shareholders	**40**
5. Authorized Share Increase	**FOR**	The Board believes an increase of authorized share capital will provide the Company with greater flexibility in considering and planning for future corporate needs	**46**
6. Authority to Issue Shares	**FOR**	As required under Irish law for Irish public limited companies and consistent with Irish market practice	**47**
7. Power to Opt-Out of Preemption Rights	**FOR**	As required under Irish law for Irish public limited companies and consistent with Irish market practice	**48**
8. Approve Amended and Restated 2010 Omnibus Plan	**FOR**	The Board believes an amendment and restatement to increase the number of shares available under the plan provides incentive opportunities to our officers, directors and employees to align their interests with the interests of our shareholders	**49**
9. Approve Employee Stock Purchase Plan Amendment	**FOR**	The Board believes that adding additional shares to the Weatherford Employee Stock Purchase Plan (ESPP) is necessary to continue to provide an ownership culture that fosters strong engagement from all of our employees, thereby contributing to improved performance for Weatherford shareholders and customers	**56**

VOTING DEADLINE
5:59 a.m. Central European Time on June 24, 2019 (11:59 p.m. Eastern Time on June 23, 2019)

Voting instructions for shareholders of record and beneficial shareholders

You may vote using one of the following options. In all cases, have your proxy card or voting instructions form in hand and follow the instructions.



By mail
Follow the instructions to mark, sign, and date your proxy card



By phone
Use any touch-tone telephone to transmit your voting instructions

1-800-690-6903



By internet
Use the internet to transmit your voting instructions

www.proxyvote.com

Shareholder Feedback

Feedback from our shareholders is important to us and considered carefully. Your Board will be available at the Annual General Meeting to respond to any questions shareholders may raise regarding our activities. Once again, we invite interested parties to submit feedback through our Annual General Meeting website, **www.weatherfordannualmeeting.com.**

A MESSAGE FROM YOUR
BOARD OF DIRECTORS

To Our Fellow Shareholders,

Throughout 2018, we worked to transform our organization and build momentum toward profitable growth. In the midst of volatility in the energy sector as well as the stock market, we maintained our resolve: with challenges come opportunities. Our transformation initiative — including innovative new technologies, our newly articulated flawless execution standard and our One Weatherford culture of employee engagement — is impacting every aspect of our company. Every action is focused on satisfying customer needs, delivering improved financial results and creating long-term value for all of our stakeholders.

Industry Challenges

While we have remained focused on our strategic priorities, the market has been reacting to external factors outside of our control. The dramatic decline in oil prices, particularly in the last three months of 2018, negatively impacted our sector's stock performance. Concerns and uncertainty around global trade, interest rates, and political issues in the U.S. and abroad also weighed on stocks. Despite these circumstances, our operational changes have already led to significant EBITDA improvements, and we believe they are the right actions for long-term success.

Transformation Successes

We made significant progress with our transformation plan. The total recurring transformation benefits recognized in the fourth quarter of 2018 were nearly $100 million, or $400 million on an annualized basis, which represents 40% of the $1 billion target. For the full year, we grew adjusted EBITDA[1] by more than $330 million, or 80% compared to 2017 levels. Based on the

work we have completed on specific transformation initiatives, we expect to achieve our $1 billion incremental EBITDA run rate goal by year-end 2019. The specific initiatives resulting in tangible EBITDA improvements centered on new product and technology launches, improved pricing and commercial terms on new and existing contracts, and cross-selling and intracompany collaboration. Our efforts resulted in EBITDA growth that outpaced our peers in 2018.

We also announced a number of strategic divestitures, including the sale of our Laboratory business, Surface Logging Services, and completed a series of transactions to sell our land rigs, all of which represent significant steps toward refocusing our core portfolio. The proceeds from the sale of these businesses, together with our business enhancements and profit improvements, contributed to positive free cash flow during the fourth quarter of 2018. The ultimate goal of the transformation is to achieve sustainable free cash flow, and we expect our momentum to continue into 2019. This cash generation will enable us to pay down debt, improve our credit metrics, and fund growth opportunities.

2018 Strategic Achievements



IMPROVED
ADJUSTED
EBITDA BY 80%
YEAR-OVER-YEAR



ACHIEVED
100% OF 2018
TRANSFORMATION
TARGET



COMPLETED
NON-CORE
ASSET SALES



NONPRODUCTIVE
TIME REDUCED
SIGNIFICANTLY
YEAR-OVER-YEAR



COMMERCIALIZED
SEVERAL
DISTINCTIVE
TECHNOLOGIES

[1] Adjusted EBITDA is a non-GAAP financial measure, and represents earnings before interest, taxes, depreciation and amortization with adjustments for certain income and expense items. See Annex E for a reconciliation of Adjusted EBITDA to its most directly comparable U.S. GAAP measure.

Innovation Yields Opportunity

As we concentrate on our key product lines and customer service quality, we are focused on providing complete, end-to-end solutions that leverage our technology portfolio and expertise. Recent significant contract wins are indicators of our unique value proposition and global reach. We are differentiating ourselves with expanded digital offerings, such as our Vero™ automated connection integrity solution, which we launched in 2018. We are a pioneer in rig mechanization and are continuing to innovate by applying artificial intelligence to rig equipment. We are the only provider of all forms of artificial lift, and additionally, offer the industry's first standardized SCADA solution, production optimization software, and advanced and edge analytics, which together create a true production system. In April, we launched the high-performance push-the-bit Magnus® rotary steerable system, a revolutionary addition to our drilling and evaluation business, and we are already increasing production to meet high customer demand. We continually collaborate with our customers to develop integrated solutions to specific field challenges and other cutting-edge services. With our commercialization of new technologies, we plan to continue to build beyond our legacy position and change the landscape.

Our Commitment to Sustainability

Our successful delivery of innovative technologies is contingent on our ability to meet our customers' needs in a safe, ethical, and sustainable manner. Accordingly, we are focused on providing efficient services and products that are safe for our employees, reducing our environmental footprint as well as our customers' and benefit the communities in which we operate. This approach is underpinned by our four sustainability pillars: Responsible Operations, Sustainable Performance, World Class People, and Global Citizenship. Further, in 2018, Weatherford engaged a third-party to conduct a corporate responsibility risk assessment to assist us in identifying risks and opportunities, set enterprise-wide goals, track progress, and enhance our reporting. With the support and oversight of our Environmental, Health & Safety Committee comprised of directors with diversity in expertise related to ethics, human rights, and government relations, we are committed to the further development of a comprehensive sustainability framework in accordance with global standards.

One Weatherford

As stewards of the company, our primary role is one of strategic oversight and guidance. We are also actively engaged and hold ourselves accountable. Several of us have attended and provided input at transformation workstream meetings. We have witnessed firsthand the rigorous process discipline and sense of urgency, as well as incredible spirit and collaboration. We thank each individual for their contributions, without which we would not be in sight of our financial, operational, and cultural goals. We are proud to represent the One Weatherford spirit as we continue our transformational journey back to profitability and toward long-term growth.

We thank you for your support, and we look forward to our Annual General Meeting.

Mohamed A. Awad	Roxanne J. Decyk	John D. Gass	Emyr Jones Parry	Francis S. Kalman
David S. King	William E. Macaulay	Mark A. McCollum	Angela A. Minas	Guillermo Ortiz

CHALLENGING INDUSTRY LANDSCAPE

A severe decline in oil prices during the fourth quarter triggered a sell-off in the oilfield service sector. Industry stock prices descended below trough levels during the 2008 to 2009 financial crisis. Front-month contracts for West Texas Intermediate crude dropped from over $76 per barrel on October 3, 2018, to below $44 per barrel on Christmas Eve. Threats from increasing interest rates and global trade disputes shook the broader market. The S&P 500 index dropped nearly 20% from its high for the year reached in September 2018, to its low also on Christmas Eve. Correspondingly, the OSX Index declined by over 50% during trading between early October and late December, and it closed at a low below 76, a level last seen in 2002.



MARKET DATA - 2018

HISTORICAL STOCK INDEXES

Our Transformation

In late 2017, Weatherford embarked on a transformation to achieve $1 billion in business enhancements and profit improvements by year-end 2019. Ultimately, our transformation is challenging the way we operate—pushing us to innovate, collaborate, and work more efficiently than ever before. At year-end 2018, the company had implemented more than $800 million of recurring EBITDA improvements, providing a clear line of sight to our $1 billion target. The table below demonstrates our progress throughout 2018.

	ACTIONS	ANNUALIZED PERCENTAGE ACHIEVED THROUGH THE QUARTER
Q1	We started the implementation phase of our transformation to drive increased efficiency and effectiveness enabled by standard company-wide processes and clear accountability, which yielded **$27 million** of estimated recurring benefits driven by the organizational realignment.	10%
Q2	As the transformation workstreams progressed through a rigorous cadence and began to make strides in their initiatives, we made measurable progress toward our overall goals. Incremental recurring benefits were **$21 million**, which, combined with amounts realized during the first quarter, put us at an annualized EBITDA run rate of more than **$190 million** or approximately **19%** of our total goal.	19%
Q3	Thousands of employees across the organization worked together to drive our transformation forward. Because of their commitment, we continued to carry out initiatives that will deliver improved financial results and add long-term value for all of our stakeholders. Recurring benefits associated with the transformation were approximately **$27 million**, which combined with amounts realized during the first half of the year, put us at an annualized EBITDA run rate of approximately **$300 million** or **30%** of our overall goal.	30%
Q4	Our ability to generate better than expected operating results and free cash flow during the fourth quarter was a testament to the progress we continue to make on our transformation plan and the positive structural changes we have made to our Company over the past year. During the quarter, incremental recurring benefits as a result of the transformation plan were approximately **$25 million**, which combined with the amounts realized during the first three quarters of 2018, total **$400 million** on an annualized basis, which represents 40% of the **$1 billion** target. For the full year, we grew adjusted EBITDA by more than **$330 million**, or 80% compared to 2017 levels, well outpacing the growth rates of our significant peers and the worldwide rig count. Approximately 75% of our year-over-year adjusted EBITDA growth was attributable to our transformation efforts.	40%

GOVERNANCE AND SUSTAINABILITY HIGHLIGHTS

Our Board is committed to delivering the highest standards of corporate governance to all of its shareholders, employees and customers. As such, our Board and its committees meet regularly to ensure our processes recognize best practices and remain aligned with our strategic objectives. In addition, fundamental to our goals as an organization is our focus on being a good corporate citizen, maintaining excellence in the quality of our work, safety of our employees, and in our efforts to protect the environment as we help provide energy vital to economic development and quality of life.

An Active and Engaged Board

2018 ACTIVITIES

Director Orientation	In connection with her appointment to our Board of Directors in March, Ms. Minas attended a comprehensive orientation session led by Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary Christina M. Ibrahim in Houston, Texas. Ms. Minas received an overview of Weatherford and our transformation priorities, interacted with senior leaders from across the organization, and met with representatives from our corporate Legal, Tax, Insurance, Compliance and Assurance groups to gain an understanding of our internal policies and procedures.
Site Visits	Our directors are eager to expand their knowledge of the company beyond the boardroom and see our global operations first-hand while interacting directly with employees. In May and November 2018, Mr. Awad and Sir Emyr Jones Parry visited several operations including Argentina, Egypt and Kuwait.
Transformation Office Meetings	To drive urgency and hold ourselves and our teams accountable to our transformation goals, we have held weekly Transformation Office meetings to highlight the progress each workstream is making on its initiatives, to problem solve, and to collaborate. Our Board members able to attend these meetings have provided invaluable guidance and expertise. On occasion, these meetings have been attended by Mr. Gass, Mr. Macaulay and Ms. Minas.

Committed to Safe, Ethical, and Sustainable Practices

SUMMARY OF 2018 GOALS	IN PROGRESS	COMPLETE
Sustainable Performance • 6% reduction in total electrical use • 5% reduction in total water use • Target total recordable incident rate (TRIR): 0.34 • 10% reduction nonproductive time (NPT) incidents		✓
Responsible Operations • Launch revised Supplier Code of Conduct • Issue Disruptive Event Management Standard		✓
World-Class People • Drive support for employee network groups • Implement advancements to recruitment	○	
Global Citizenship • Formalize corporate charitable giving standard and establish framework to track donations		✓

COMPENSATION HIGHLIGHTS

The Compensation Committee aims to provide a framework that aligns the interest of our executive officers with those of our shareholders. Our compensation philosophy supports key financial and strategic objectives as well as drives and rewards strong business performance. This dual approach provides a clear link between pay and performance. The Compensation Program, which gives due consideration to shareholder feedback, continues to evolve to ensure superior value to our shareholders.

Our 2018 Performance

$762 MILLION **ADJUSTED EBITDA**	NEGATIVE **FREE CASH FLOW**	**SAFETY** TRIR	$375 MILLION **TRANSFORMATION**
THRESHOLD ACHIEVEMENT	BELOW THRESHOLD ACHIEVEMENT	**TARGET ACHIEVEMENT**	**THRESHOLD ACHIEVEMENT**

Principal Elements of Compensation

Our compensation program rewards our named executive officers (NEOs) for achieving strategic and operational goals, and it emphasizes long-term performance for Weatherford shareholders.

	Base Salary	Annual Incentive	Performance Share Units	Restricted Share Units
DELIVERY	Cash		Equity	
PERFORMANCE PERIOD	Short-term		Long-term	
OBJECTIVE	Provides regular income at reasonable, competitive levels	Rewards contributions to annual targets and individual performance	Correlates realized pay with increases in shareholder value	Incentivizes management contributions to long-term increases in shareholder value
2018 RESULTS	Market-based salaries; limited cash bonus		No vesting; no payout	Awarded

Target Compensation Mix



* Non-Equity (Cash) Incentives are shown at target; actual amounts paid are set forth in the Summary Compensation Table on page **33** and, as a percentage of total compensation, were 6% for the CEO and 9% for the other current NEOs.

Percentages are rounded to nearest whole number

NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 25, 2019
10:00 a.m. (Central European Time)
Lorzensaal Cham, Cham, Canton of Zug, Switzerland

AGENDA

1. By separate resolutions, to elect the ten individuals named in this Proxy Statement as directors of Weatherford International plc (the "Company") until the 2020 annual general meeting of shareholders of the Company (the "2020 AGM") or, in each case, until his or her earlier death, retirement, resignation or removal from the position of director.
2. To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm and auditor for the financial year ending December 31, 2019 and KPMG Chartered Accountants, Dublin, as the Company's statutory auditor under Irish law to hold office until the close of the 2020 AGM, and to authorize the Board of Directors of the Company (the "Board"), acting through the Audit Committee, to determine the auditors' remuneration.
3. To approve, in an advisory vote, the compensation of our named executive officers.
4. To approve a reverse stock split (i.e., a consolidation of share capital under Irish law) whereby every 20 ordinary shares of $0.001 each be consolidated into 1 ordinary share.
5. To approve an increase of the Company's authorized share capital by the creation of an additional 33,900,000 ordinary shares.
6. To grant the Board authority to issue shares under Irish law.
7. To grant the Board power to opt-out of statutory pre-emption rights under Irish law.
8. To approve and adopt an amendment and restatement of the Company's 2010 Omnibus Incentive Plan.
9. To approve and adopt an amendment to the Company's Employee Stock Purchase Plan.

The foregoing items, including the votes required in respect of each, are set forth and more fully described in the accompanying Proxy Statement.

RECORD DATE

April 26, 2019

VOTING

Only registered shareholders as of the close of business on the record date will be entitled to attend, vote or grant proxies to vote at the Annual General Meeting. Any such registered shareholder may appoint one or more proxies, by any of the means outlined in the Proxy Statement, to attend, speak and vote in his or her place at the Annual General Meeting. A proxy holder need not be a registered shareholder. Proxies must be received by the Voting Deadline set forth in the Proxy Statement.

DISTRIBUTION OF PROXY MATERIALS

This notice, the Proxy Statement (of which this notice forms a part), our Annual Report on Form 10-K, and our Irish Statutory Accounts are available electronically on our website at www.weatherford.com. These materials were mailed or made available on or about April 30, 2019 to each registered shareholder in our share register as of the record date. Any shareholder may also obtain a copy of these documents by contacting our U.S. Investor Relations Department at 2000 St. James Place, Houston, Texas 77056 or by telephone at +1 (713) 836-4000.

ANNUAL REPORT AND FINANCIAL STATEMENTS

During the Annual General Meeting the Company's management will present Weatherford's Irish Statutory Accounts for the fiscal year ended December 31, 2018, along with related directors' and auditor's reports, and review the Company's affairs.

April 30, 2019

By Order of the Board of Directors

Christina M. Ibrahim

Christina M. Ibrahim
Executive Vice President, General Counsel,
Chief Compliance Officer and Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting to be Held on June 25, 2019: The Proxy Statement of Weatherford International plc, our 2018 Annual Report and Irish Statutory Accounts are available at: at www.proxyvote.com.

TABLE OF CONTENTS

PROXY STATEMENT

MEETING AND VOTING INFORMATION

ANNUAL GENERAL MEETING:

June 25, 2019 at 10:00 a.m. (Central European Time), Lorzensaal Cham, Cham, Canton of Zug, Switzerland.

GENERAL

In this Proxy Statement, "Weatherford," "the Company," "we," "us" and "our" refer to Weatherford International plc, an Irish public limited company and Swiss tax resident.

Our principal executive offices in Switzerland are located at Weststrasse 1, 6340 Baar, Switzerland, and our telephone number is +41.22.816.1500.

References to "$" or "USD" in this Proxy Statement are references to United States dollars.

This Proxy Statement and proxy card are first being mailed or made available on behalf of our Board of Directors, or our "Board," to all shareholders beginning on or about April 30, 2019.

AGENDA

Proposal	Required Approval	Board Recommendation
1. **Election of Directors.** By separate resolutions, to elect each of the ten individuals named in this Proxy Statement until the 2020 AGM or, in each case, until his or her earlier death, retirement, resignation or removal from the position of director.	Majority of Votes Cast	**FOR** each nominee
2. **Ratify Appointment of Independent Auditors.** To ratify the appointment of KPMG LLP as our independent registered public accounting firm and auditor for the fiscal year ending December 31, 2019 and KPMG Chartered Accountants, Dublin as the Company's statutory auditor under Irish law to hold office until the close of the 2020 AGM, and to authorize the Board, acting through the Audit Committee, to determine the auditors' remuneration.	Majority of Votes Cast	**FOR**
3. **Approve Executive Compensation.** To approve, in an advisory vote, the compensation of our named executive officers.	Majority of Votes Cast	**FOR**
4. **Reverse Stock Split.** To approve a reverse stock split (i.e., a consolidation of share capital under Irish law) whereby every 20 ordinary shares of $0.001 each be consolidated into 1 ordinary share.	Majority of Votes Cast	**FOR**
5. **Authorized Share Increase.** To approve an increase of our authorized share capital by the creation of an additional 33,900,000 ordinary shares.	Majority of Votes Cast	**FOR**
6. **Authority to Issue Shares.** To grant the Board authority to issue shares under Irish law.	Majority of Votes Cast	**FOR**
7. **Authority to Opt-Out of Preemption Rights.** To grant the Board power to opt-out of statutory pre-emption rights under Irish law.	75% of Votes Cast	**FOR**
8. **Approve 2010 Omnibus Plan Amendment and Restatement.** To approve and adopt an amendment and restatement of the Weatherford 2010 Plan to increase the number of authorized shares.	Majority of Votes Cast	**FOR**
9. **Approve Employee Stock Purchase Plan Amendment.** To approve and adopt an amendment to the Weatherford Employee Stock Purchase Plan to increase the aggregate number of shares that may be purchased under the ESPP.	Majority of Votes Cast	**FOR**

During the Annual General Meeting, management will present the Company's Irish Statutory Accounts for the fiscal year ended December 31, 2018, along with related directors' and auditors' reports, and review the Company's affairs.

WHO CAN VOTE

All registered shareholders at the close of business on April 26, 2019 (the "Record Date") have the right to notice of, and to vote, in person or by proxy, at the Annual General Meeting. Registered shareholders are entitled, on a poll, to one vote per ordinary share on all matters submitted to a vote of shareholders at the Annual General Meeting, so long as those shares are represented at the Annual General Meeting in person or by proxy. A registered shareholder may appoint one or more proxies to attend, speak and vote in their place at the Annual General Meeting. A proxy holder does not need to be a registered shareholder.

MEETING ATTENDANCE

If you wish to attend the Annual General Meeting in person, you will need to bring proof of identification along with proof of your share ownership. If your shares are held beneficially in the name of a bank, broker or other nominee, you may bring a bank or brokerage account statement as your proof of ownership of shares as of the record date.

Registered shareholders who wish to so participate in the Annual General Meeting may do so by attending in person or at the offices of our Irish lawyers, Matheson, located at 70 Sir John Rogerson's Quay, Dublin 2, Ireland, at the time of the meeting. All attendees will need to bring proof of identification along with proof of share ownership.

HOW TO VOTE

To ensure your representation at the Annual General Meeting, we request that you grant your proxy to vote on each of the proposals in this Proxy Statement and any other matters that may properly come before the meeting to the persons named in the proxy card, by voting in one of the ways described on page iii no later than the Voting Deadline (defined below) whether or not you plan to attend.

Voting Deadline: 5:59 a.m. (Central European Time) on June 24, 2019 (11:59 p.m. (Eastern Time) on June 23, 2019).

Most of our individual beneficial owners hold their shares through a brokerage account and therefore are not listed in our share registry.

Shareholders who hold their shares through a broker or other nominee (in "street name") must vote their shares in the manner prescribed by their broker or other nominee. Shareholders who hold their shares in this manner and wish to vote in person at the meeting must obtain a valid proxy from the organization that holds their shares. **This may be very difficult for an individual shareholder to do, so individual shareholders holding in street name are strongly encouraged to submit their proxy to their broker, who in turn will vote in accordance with their directions.** See "Quorum and Voting" as to the effect of broker non-votes.

QUORUM AND VOTING

A quorum at our Annual General Meeting will be two or more persons holding or representing by proxy more than 50% of the total issued voting rights of our ordinary shares. As of the Record Date, there were approximately 1,003,533,795 ordinary shares issued and entitled to vote.

For purposes of determining a quorum, abstentions and "broker non-votes" present in person or by proxy are counted as represented. A "broker non-vote" occurs when a nominee (such as a broker) holding shares for a beneficial owner abstains from voting on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares.

If you are a beneficial shareholder and your broker or other nominee holds your shares in its name (in "street name"), the broker generally has discretion to vote your shares with respect to "routine" proposals. The "routine" proposal in this Proxy Statement is Agenda Item 2. All other proposals (i.e., Agenda Items 1, 3, 4, 5, 6, 7, 8 and 9) are "non-routine" and your broker may not vote your shares. Accordingly, if you hold your shares in "street name," your broker will not be able to vote your shares on these matters unless your broker receives voting instructions from you.

Approval of each proposal other than Agenda Item 7 will be decided by an "ordinary resolution" (i.e., by a simple majority of the votes cast "For" or "Against," in person or by proxy, provided a quorum is present). Approval of Agenda Item 7 will be decided by a "special resolution" that requires the affirmative vote of at least 75% of the votes cast by the holders of ordinary shares represented at the meeting in person or by proxy. Generally, abstentions and broker "non-votes" will not affect the voting results; however, Agenda Items 8 and 9 are also subject to separate NYSE rules. Under NYSE rules, abstentions will be considered votes cast. As a result, abstentions will have the effect of a vote against Agenda Items 8 and 9 under NYSE rules. Broker "non-votes" will not affect the voting results for any proposal under Irish law or NYSE rules.

The election of each director nominee will be considered and voted upon as a separate proposal. There is no cumulative voting in the election of directors. If the proposal for the election of a director nominee does not receive the required majority of the votes cast, then the director will not be elected and the position on the Board that would have been filled by the director nominee will become vacant. The Board has the ability to fill the vacancy upon the recommendation of its Corporate Governance and Nominating Committee, subject to re-election by the Company's shareholders at the next annual general meeting of shareholders.

The chart below summarizes the voting requirements and effects of broker non-votes and abstentions on the outcome of the vote for the proposals at the Annual General Meeting.

Proposal	Required Approval	Broker Discretionary Voting Allowed	Broker Non-Votes	Abstentions
1. Election of Directors	Majority of Votes Cast	No	No effect	No effect
2. Ratify Appointment of Independent Auditors	Majority of Votes Cast	Yes	N/A	No effect
3. Approve Executive Compensation	Majority of Votes Cast	No	No effect	No effect
4. Approve Reverse Stock Split	Majority of Votes Cast	No	No effect	No effect
5. Increase Authorized Shares	Majority of Votes Cast	No	No effect	No effect
6. Authority to Issue Shares	Majority of Votes Cast	No	No effect	No effect
7. Opt-out of Preemption Rights	75% of Votes Cast	No	No effect	No effect
8. Approve and adopt 2010 Omnibus Plan Amendment and Restatement	Majority of Votes Cast	No	No effect	Yes (counts as a vote against)
9. Approve and adopt Employee Stock Purchase Plan Amendment	Majority of Votes Cast	No	No effect	Yes (counts as a vote against)

PROXIES

A copy of either:

(i) a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") notifying each shareholder entitled to vote at the Annual General Meeting how to vote and how to electronically access a copy of this Proxy Statement and our Annual Report and Irish Statutory Accounts for the year ended December 31, 2018 (the "Proxy Materials)" or

(ii) the Proxy Materials and proxy card

are being sent to each shareholder registered in our share register as of the Record Date. Shareholders not registered in our share register as of the Record Date, will not be entitled to attend, vote or grant proxies to vote at the Annual General Meeting. Your vote and proxy are being solicited by our Board of Directors in favor of Christina M. Ibrahim or, failing her, Mark A. McCollum (the "Proxy Holders"), for use at the Annual General Meeting.

We request that you grant your proxy to vote on each of the proposals in this notice and any other matters that may properly come before the meeting to the Proxy Holders by completing, signing, dating and returning the proxy card in accordance with the instructions thereon, for receipt by us no later than the Voting Deadline, whether or not you plan to attend.

If you are a registered holder and you properly complete and submit your proxy card in a timely manner you will be legally designating the individual or individuals named by you in the proxy card or if you do not name your proxy or proxies, the Proxy Holders, to vote your shares in accordance with your instructions indicated on the card. If you are a registered shareholder and properly complete and submit your proxy card in a timely manner without naming your proxy or proxies and you do not indicate how your shares are to be voted, then the Proxy Holders will vote as the Board of Directors recommends on each proposal and if other matters properly come before the Annual General Meeting the Proxy Holders will have your authority to vote your shares in their discretion on such matters.

If you are not a registered holder, but you hold your shares through a broker or other nominee, you must follow the instructions provided by your broker or other nominee if you wish to grant your proxy and vote your shares.

We may accept a proxy by any form of communication permitted by Irish law and as the Board of Directors may approve in accordance with our Articles of Association ("Articles").

REVOKING YOUR PROXY

If you are a registered shareholder, you may revoke your proxy by:

• writing to the Corporate Secretary at Weststrasse 1, 6340 Baar, Switzerland, or at the Company's registered office, 70 Sir John Rogerson's Quay, Dublin 2, Ireland, such that the revocation is received at least one hour prior to the commencement of the Annual General Meeting; or

• submitting a later-dated proxy via mail, to the address specified in the proxy materials, for receipt by us no later than the Voting Deadline.

If you have revoked your proxy as described above, you may attend and vote in person at the Annual General Meeting.

If you are not a registered holder, but you hold your shares through a broker or other nominee, you must follow the instructions provided by your broker or other nominee if you wish to revoke a previously granted proxy, since attending the Annual General Meeting alone will not revoke any proxy.

MULTIPLE PROXY CARDS

If you receive multiple proxy cards, this indicates that your shares are held in more than one account, such as two brokerage accounts and are registered in different names. You should complete and return each of the proxy cards to ensure that all of your shares are voted.

COST OF PROXY SOLICITATION

We have retained Okapi Partners LLC to solicit proxies from our shareholders at an estimated fee of $20,000, plus expenses. Some of our directors, officers and employees may solicit proxies personally, without any additional compensation, electronically, by telephone or by mail. Proxy materials also will be furnished without cost to brokers and other nominees to forward to the beneficial owners of shares held in their names. All costs of proxy solicitation will be borne by the Company.

ADJOURNMENT

The Chairman may, with the consent of the meeting, adjourn all, or part, of the business to be considered at the Annual General Meeting (including adjourning some or all of the Agenda Items) to another date or until the meeting is reconvened.

QUESTIONS

You may call our proxy solicitor, Okapi Partners LLC, toll-free at (855) 305-0857 (U.S. callers) or +1 (212) 297-0720 (international callers), or our U.S. Investor Relations Department at +1 (713) 836-4000, or email us at investor.relations@weatherford.com if you have any questions or need directions to be able to attend the meeting and vote in person.

Please Vote. Your Vote is Important.

AGENDA ITEM 1 – ELECTION OF DIRECTORS

The Board of Directors recommends that you vote "FOR" each nominee for director.

Upon the recommendation of the Corporate Governance and Nominating Committee, the Company's Board of Directors has nominated the following ten nominees to be elected at the Annual General Meeting: Mohamed A. Awad, Roxanne J. Decyk, John D. Gass, Emyr Jones Parry, Francis S. Kalman, David S. King, William E. Macaulay, Mark A. McCollum, Angela A. Minas and Guillermo Ortiz.

All of the non-employee nominees for director, i.e., all of the nominees other than Mr. McCollum, are independent under the rules of the NYSE.

Each director is an existing director who, in accordance with the Articles, shall retire at the Annual General Meeting and is eligible for re-election.

Each director elected will serve until the 2020 annual general meeting or, in each case, until his or her earlier death, retirement, resignation or removal from the position of director. All of our nominees have consented to serve as directors. Our Board of Directors has no reason to believe that any of the nominees will be unable to act as a director.

The vote will be held by a separate resolution for each director nominee. A director nominee will be re-elected if approved by an ordinary resolution (i.e., a simple majority of the votes cast "For" or "Against"). If you properly submit a proxy card but do not indicate how you wish to vote, the Proxy Holders will vote for all of the listed nominees for director.

DIRECTORS' DIVERSITY OF SKILLS AND EXPERTISE

Our Board's composition is carefully considered by the Corporate Governance and Nominating Committee to ensure diversity in the broadest sense – of culture, background, outlook, experience, gender and tenure to bring together multiple, complementary perspectives. The Board membership qualifications and nomination process can be found in our Governance Principles at www.weatherford.com by clicking on the "Investor Relations" section then "Corporate Governance," then "Corporate Documents," then selecting "Corporate Governance Principles."

Our director nominees bring a powerful range of skills and experience in relevant areas, including finance, exploration and production, environment, public policy, international business and leadership, as well as oilfield services. This unique and highly impactful cross section of capabilities enables our Board to help guide the Company's strategic objectives and leading corporate governance practices. Further, while each member of our Board has held significant leadership positions in their respective professional fields, of equal importance is each Director's personal ethics and integrity. Each of our Directors embodies the highest degree of personal and professional standards arming them with the qualified insights to deliver sustainable shareholder value.

Director Skills and Expertise

Skill	Rating
Audit, Financial Reporting	5/10
Corporate Governance	5/10
Finance & Investing	6/10
Academic / Government / Regulatory Affairs	3/10
Significant Global Experience	9/10
Leadership	10/10
Oilfield and Technology	8/10
Strategy and Growth	8/10
Multi-Industry Experience	5/10
Public Board Experience	8/10
Risk Management Experience	6/10

Tenure

0-3 Years	4-6 Years	7-9 Years	10+ Years

Average Board Tenure: **5.3 years**

Gender and National Diversity 5/10

Independent 9/10

DIRECTOR NOMINEE BIOGRAPHIES



AGE: 69
DIRECTOR SINCE: 2014
COMMITTEES:
 Compensation
 Health, Safety and   Environment
OTHER PUBLIC
COMPANY BOARDS:
 None

MOHAMED A. AWAD

Background

Mr. Awad is a retired executive who served as Chairman of Schlumberger–Middle East and Asia from 2001 to 2012. Mr. Awad joined Schlumberger in 1981 and, over the next 30 years, held positions of increasing responsibility, both internationally and in the U.S., in the wireline, well services, drilling and measurement, oilfield services and corporate groups. In addition to his role at Schlumberger, Mr. Awad served as a director of Arabian Drilling Company in Saudi Arabia from 2005 until 2012.

Education

University of Tulsa, M.S., Petroleum Engineering

Cairo University, B.S., Petroleum Engineering

Relevant qualifications and experience

- Wealth of experience with a career in the oilfield services industry spanning 30+ years
- Strong technology background which enables him to help guide the Company's strategic direction
- Deep appreciation for diversity established through international leadership experience
- Expertise in Middle East and Asia regions proves beneficial in conducting business in emerging markets



AGE: 66
DIRECTOR SINCE: 2017
COMMITTEES:
 Compensation
 Corporate Governance and
 Nominating
OTHER PUBLIC COMPANY
BOARDS:
 None

ROXANNE J. DECYK

Background

Mrs. Decyk is a retired executive who most recently served as Former Executive Vice President of Global Government Relations for Royal Dutch Shell plc, a role she held from 2009 to 2010. From 2008 until 2009, Ms. Decyk served as Corporate Affairs and Sustainable Development Director of Royal Dutch Shell plc, from 2005 to 2009, she served on the Executive Committee and from 2005 to 2008, she also served as Corporate Affairs Director. Prior thereto, Ms. Decyk was Senior Vice President — Corporate Affairs and Human Resources of Shell Oil Company and Vice President of Corporate Strategy of Shell International Limited. She was previously a Director of Petrofac Limited from 2011 until May 2015, Snap-on Incorporated from 1993 until June 2014, Orbital ATK Inc. from 2010 – 2018, DigitalGlobe, Inc. from 2014 – 2017 and Ensco plc from 2013 – 2019.

Education

University of Illinois at Urbana-Champaign, B.A., English Literature

Marquette University Law School, J.D.

Relevant qualifications and experience

- Significant experience in corporate strategy and planning
- Experience in various executive leadership positions for international, integrated energy companies
- Extensive knowledge in human resources and executive compensation
- Expertise in global government affairs



AGE: 66
DIRECTOR SINCE: 2013
COMMITTEES:
  Compensation (Chair)
  Corporate Governance and
  Nominating
**OTHER PUBLIC
COMPANY BOARDS:**
  Southwestern Energy Company
  Suncor Energy Inc.

JOHN D. GASS

Background

Mr. Gass is a retired executive who was formerly a Vice President of Chevron Corporation and President of Chevron Gas and Midstream, a role held from 2003 until 2012. Mr. Gass joined Chevron in 1974 and his career spanned 38 years during which he held positions of increasing responsibility in engineering, operations and executive management, serving both domestically and various global locations.

Mr. Gass has been a director of Southwestern Energy Company since November 2012. He became a director of Suncor Energy Inc. in February 2014. Mr. Gass serves on the Advisory Board for the Vanderbilt Eye Institute. He is a member of the American Society of Civil Engineers and the Society of Petroleum Engineers.

Education

Vanderbilt University, B.E., Civil Engineering

Tulane University, M.E., Civil Engineering

Relevant qualifications and experience

- 39 years of experience in the energy exploration and production industry, providing insight into the needs and priorities of the Company's customers
- Executive leadership experience, with a strong emphasis in operational strategy, major project development, and executive management
- Significant international experience in Europe, Africa and the Asia Pacific region



AGE: 71
DIRECTOR SINCE: 2010
COMMITTEES:
  Health, Safety and
  Environment (Chair)
  Corporate Governance and
  Nominating
**OTHER PUBLIC
COMPANY BOARDS:**
  None

EMYR JONES PARRY

Background

Sir Emyr served as the Chancellor of Aberystwyth University, located in Wales, from 2008 to 2017 and was Chairman of the All Wales Convention, a body established by the Welsh Assembly Government to review Wales's constitutional arrangements, from 2007 to 2009. He was Chairman of the Corporate and Social Responsibility External Advisory Group of First Group plc, a transport operator, from 2008 to 2011 and was the Chairman of Redress, a human rights organization from 2008 to 2016. Sir Emyr previously held numerous diplomatic positions, including UK Permanent Representative to the UN from 2003 to 2007 and UK Ambassador to NATO from 2001 to 2003, specializing in European Union affairs including energy policy. He has been the President of the Learned Society of Wales since May 2014.

Education

University of Cardiff, B.Sc., Theoretical Physics

University of Cambridge, Ph.D., Polymer Physics

Relevant qualifications and experience

- Wealth of government relations, diplomatic and negotiation experience
- High level of public and social policy knowledge
- Important international perspective, with an emphasis on global issues and European markets
- Years of dedicated focus on social responsibility, sustainability and human rights



AGE: 71
DIRECTOR SINCE: 2013
COMMITTEES:
 Audit (Chair)
 Corporate Governance and Nominating
OTHER PUBLIC COMPANY BOARDS:
 None

FRANCIS S. KALMAN

Background

Mr. Kalman served as Executive Vice President of McDermott International, Inc. from 2002 until his retirement in 2008 and as Chief Financial Officer from 2002 until 2007. From 2000 to 2002, he was Senior Vice President and Chief Financial Officer of Chemical Logistics Corporation; from 1999 to 2000, he was a principal of Pinnacle Equity Partners, LLC; from 1998 to 1999, he was Executive Vice President and Chief Financial Officer of Chemical Logistics Corporation; and from 1996 to 1997, he was Senior Vice President and Chief Financial Officer of Keystone International, Inc.

Mr. Kalman started his career as a Certified Public Accountant with PriceWaterhouse and Co. In addition to the above, he has served in various financial capacities with Atlantic Richfield Company (1975 to 1982), United Gas Pipeline (1982 to 1991) and American Ref-Fuel (1991 to 1996).

In addition to his existing directorships, during the past five years, Mr. Kalman has also served on the board of Pride International, Inc., which merged into Ensco plc, Ensco plc, which merged with Rowan Companies plc, and CHC Group Ltd. and Kraton Corporation.

Education

Long Island University, B.S., Accounting

Relevant qualifications and experience

- Extensive knowledge in accounting and financial reporting
- Chief financial officer experience and serving as chairman of the audit committee of other public companies
- Executive leadership and strategic planning experience in the international energy service industry
- Experience in multiple components of the energy industry, including internationally



AGE: 62
DIRECTOR SINCE: 2017
COMMITTEES:
 Audit
 Health, Safety and Environment
OTHER PUBLIC COMPANY BOARDS:
 None

DAVID S. KING

Background

Mr. King has more than 35 years' experience in the international oilfield service industry including serving in executive operational leadership positions at Halliburton Company. He retired from Halliburton in 2010 where he served as the President of the Completions and Production Division, a $7 billion business. In 2013, he came out of retirement when he was recruited to serve as CEO of Archer Company Ltd. In this capacity, Mr. King was instrumental in driving a turnaround, which created strong financial and operational performance over six consecutive quarters and lead to the successful divestiture of their North American assets in 2015. Mr. King recently retired from Archer in 2016. During the past five years, Mr. King has served as a member of the investment committee of Sheridan Production Company and as a director on the boards of Seventy Seven Energy Inc. and Preferred Sands, Inc.

Education

University of Alabama, B.S., Civil Engineering

Harvard Business School, Advanced Management Program

Relevant qualifications and experience

- More than 35 years of broad experience in the oilfield service industry
- Significant Chief Executive Officer and Board experience
- Highly qualified operational leader with keen understanding of customer needs
- Extensive knowledge of oilfield services technology



AGE: 73
DIRECTOR SINCE: 1998
COMMITTEES:
  Chairman of the Board
  Corporate Governance and
  Nominating (Chair)
OTHER PUBLIC COMPANY BOARDS:
  None

WILLIAM E. MACAULAY

Background

Mr. Macaulay is the Chairman of First Reserve, a global private equity firm focused on the energy industry. He has been with First Reserve since 1983. Mr. Macaulay sits on the firm's investment committees. Mr. Macaulay served as a director of Weatherford Enterra from October 1995 to May 1998. Mr. Macaulay also served as Director of Corporate Finance for Oppenheimer & Co., Inc., where he worked from 1972 to 1982.

Previously, Mr. Macaulay served as Chairman of Dresser-Rand Group, Inc., Foundation Coal Holdings Inc., Pride International and CHC Group Ltd., and as a director of Dresser, Inc., National Oilwell Varco and Glencore plc.

Education

City College of New York, B.B.A.

University of Pennsylvania, Wharton School of Business, M.B.A.

Relevant qualifications and experience

- Serves as Chairman, i.e. the lead director, of the Company's Board
- Significant investment and financial expertise as chairman of one of the world's leading energy and natural gas resources private equity firms
- Chief executive officer experience
- Extensive knowledge of the oilfield service industry
- Expansive depth of knowledge of the Company's business, as a result of his 20+ years of experience with the Company and its predecessor



AGE: 60
DIRECTOR SINCE: 2017
COMMITTEES:
  None
OTHER PUBLIC COMPANY BOARDS:
  Westlake Chemical Corporation

MARK A. MCCOLLUM

Background

Mr. McCollum has over 38 years of leadership experience in the energy sector. Most recently he served as Chief Financial Officer of Halliburton Company, a position he started in 2008 and resumed in July of 2016 following an interim role as Chief Integration Officer during the pendency of Halliburton's proposed acquisition of Baker Hughes Incorporated. Prior to joining Halliburton, Mr. McCollum held a number of senior positions at Tenneco, Inc., including Chief Financial Officer, and served as an Audit and Advisory Partner in Arthur Andersen's Energy Division, where he began his career. He is also a registered CPA in the State of Texas. Mr. McCollum is a member of the Board of Directors of Westlake Chemical Corporation and serves on the Audit, Compensation, Nominating and Governance, and Corporate Risk Committees. He is a member of the Board of Regents at Baylor University, the Board of Trustees for the Baylor College of Medicine and the advisory board of Every Village. Mr. McCollum was a member of the Board of Directors of Archrock, Inc. and served on the Audit and Compensation Committees.

Education

Baylor University, Bachelor Degree in Business Administration, Major in Accounting and Business Law

Relevant qualifications and experience

- Extensive knowledge of and experience in the oilfield service industry
- Significant leadership experience, with a strong background in accounting and finance
- Deep understanding of the challenges facing the industry
- Strong knowledge of customer demands and desires
- Commitment to organizational discipline



AGE: 55
DIRECTOR SINCE: 2018
COMMITTEES:
 Audit
 Health, Safety and Environment
OTHER PUBLIC
COMPANY BOARDS:
 Westlake Chemical Partners LP
 CNX Midstream Partners LP

ANGELA A. MINAS

Background

Ms. Minas has more than 30 years of experience in the energy sector. Most recently, she served as the Chief Financial Officer of DCP Midstream Partners LP a role she held from 2008 to 2012, and the Chief Financial Officer of Constellation Energy Partners LLC, a role she held from 2006 to 2008. Prior to her executive leadership roles in the energy sector, Ms. Minas served as Senior Vice President, Global Consulting at Science Applications International Corporation and as a partner at Arthur Andersen LLP, leading the firm's North American oil and gas consulting practice. Ms. Minas also serves as a director of Westlake Chemical Partners LP and the general partner of CNX Midstream Partners LP. She currently serves on the Council of Overseers at Rice University Graduate Business School. Ms. Minas was previously a director at Ciner Resources LP.

Education

Rice University, Jesse H. Jones Graduate Business School, M.B.A., Finance and Accounting

Rice University, B.A., Managerial Studies

Relevant qualifications and experience

- Extensive executive leadership and board experience, including audit committee experience
- Deep understanding of oil and gas, and broader energy sectors
- Significant financial and accounting expertise with strong knowledge of the capital markets
- Proven track record of implementing high-performing corporate growth strategies and business transformation initiatives
- National Association of Corporate Directors (NACD) Leadership Fellow



AGE: 70
DIRECTOR SINCE: 2010
COMMITTEES:
 Audit (Vice Chair)
 Compensation
OTHER PUBLIC
COMPANY BOARDS:
 Grupo Aeroportuario del
 Sureste S.A.B. de C.V.
 Mexichem S.A.B. de C.V.
 Vitro S.A.B. de C.V.
 BTG Pactual

GUILLERMO ORTIZ

Background

Dr. Ortiz is currently a partner and Chairman for BTG Pactual for Latin America, a Latin American investment bank based in Brazil. He served as the Chairman of Banorte, the third largest bank in Mexico from 2010 until 2014; Governor of the Bank of Mexico from 1998 until 2009; and as Chairman of the Board of the Bank for International Settlements (BIS) in 2009. He previously served as Secretary of Finance and Public Credit in Mexico, from 1994 to 1998. Dr. Ortiz was also Executive Director at the International Monetary Fund and is a director of several international non-profit organizations. He is currently a member of "The Group of Thirty," an international body of leading financiers and academics.

Education

National Autonomous University of Mexico, B.A., Economics

Stanford University, M.Sc. and Ph.D., Economics

Relevant qualifications and experience

- Extensive international finance and banking experience in the public and private sector
- Expertise regarding global economic matters and multi-national financing, an important element of the Company's global strategy
- International perspective, with a focus on Latin America
- Frequent speaker, author of topical articles, and educator, providing a current perspective on financial matters

Dr. Ortiz has served tirelessly as a director of the Company for eight years and the Company strongly supports his re-election. In previous years, ISS Proxy Advisory Services has recommended against the election of Dr. Guillermo Ortiz, based on its characterization of his service as being "overboarded." Glass Lewis, another proxy advisory firm, has previously recommended a vote in favor of Dr. Ortiz.

Dr. Ortiz is in his third year of service on the board of Banco BTG Pactual and BTG Pactual Participations. BTG Pactual is structured as two separate sub-groups of commonly owned entities: (i) Banco BTG Pactual and (ii) BTG Pactual Participations, which is the general partner of, and controls, BTGI. However, the two sub-groups are managed in a strategically unified manner for the benefit of the overall enterprise. As such, Weatherford continues to consider this service, and the related time commitment of Dr. Ortiz, to be for the benefit of one company and we do not view him as "overboarded." At last year's annual general meeting of shareholders, over 79% of the votes cast were in favor of Dr. Ortiz's re-election.

As set forth in our corporate governance principles, when evaluating our directors in consideration of re-election, "[d]irectors will be evaluated based on their history of attendance at Board and committee meetings as well as contributions and effectiveness at such meetings. Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively and should be committed to serve on the Board for an extended period of time."

We continue to strongly believe Dr. Ortiz has devoted, and will continue to devote, sufficient time to carry out his Weatherford board duties effectively. The boards of Banco BTG Pactual and BTG Pactual Participations meet at the same time and belong to the same group of companies. Dr. Ortiz's service on these boards does not detract from his service on Weatherford's board. As described above, Dr. Ortiz has:

- extensive international finance and banking experience in the public and private sector;

- expertise regarding global economic matters and multi-national financing, an important element of the Company's global strategy;

- international perspective, with a focus on Latin America; and he is a

- frequent speaker, author of topical articles, and educator, providing a current perspective on financial matters.

OUR BOARD AND OUR BOARD COMMITTEES

The Board directs and oversees the management of the business and affairs of the Company, and serves as the ultimate decision-making body of the Company, except for those matters reserved to our shareholders. The Board oversees the Weatherford management team, to whom it has delegated responsibility for the Company's day-to-day operations. While the Board's oversight role is very broad and may concentrate on different areas from time to time, its primary areas of focus are strategy, oversight, governance and compliance, as well as assessing management and making changes as circumstances warrant. In many of these areas, significant responsibilities are delegated to the Board's Committees, which in turn are responsible for reporting to the Board on their activities and actions. Our Board has established the following committees: Audit; Compensation; Corporate Governance and Nominating; and Health, Safety and Environment, all of which are further described below. Members are as of the date of this proxy.

AUDIT COMMITTEE

Members:
Mr. Kalman (Chair),
Mr. King,
Ms. Minas,
Dr. Ortiz (Vice Chair)

Primary Responsibilities:

- Overseeing the integrity of our financial reporting process and systems of internal accounting and financial controls;
- reviewing our financial statements;
- overseeing our compliance with legal and regulatory requirements;
- together with the Board, being responsible for the appointment, compensation, retention, and oversight of our independent auditor;
- overseeing our independent auditor's qualifications and independence; and
- overseeing the performance of our internal assurance function, including internal audits and investigations, and our independent auditor.

Meetings in 2018: 8

COMPENSATION COMMITTEE

Members:
Mr. Awad,
Ms. Decyk,
Mr. Gass (Chair),
Dr. Ortiz

Primary Responsibilities:

- Monitoring and reviewing the Company's overall compensation and benefits program design to ensure program discourages excess risk taking;
- assessing compensation program's continued competitiveness and consistency with compensation philosophy, corporate strategy and objectives;
- reviewing and approving corporate goals and objectives;
- reviewing, with the CEO, and approving each component of compensation of our executive officers;
- selecting appropriate compensation peer groups; and
- making decisions regarding severance, executive compensation plans, incentive compensation plans and equity-based plans and administering such plans.

Meetings in 2018: 6

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Members:
Ms. Decyk,
Mr. Gass,
Sir Emyr Jones Parry,
Mr. Kalman
Mr. Macaulay (Chair)

Primary Responsibilities:

- Identifying individuals qualified to serve as Board members;
- recommending director nominees for each annual general meeting of shareholders, to fill any vacancies, and recommending directors for each committee;
- reviewing and structuring our compensation policy regarding fees and equity compensation paid and granted to our directors;
- reviewing and recommending changes to the Company's Corporate Governance Principles for Board approval;
- overseeing the Board in its annual review of the Board's and management's performance;
- overseeing director education;
- oversee the Company's risk-management process in relation to corporate governance and business standards; and
- succession planning for the Company's CEO and reviewing CEO's succession planning for other executive officers.

Meetings in 2018: 4

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

Members:
Mr. Awad,
Sir Emyr Jones Parry (Chair),
Mr. King,
Ms. Minas,

Primary Responsibilities:

- Reviewing the Company's policies relating to quality, health, safety, security, environmental stewardship, and corporate responsibility and overseeing adherence and enforcement of these policies and related programs;
- overseeing the Company's initiatives to promote safety awareness among all employees;
- reviewing strategy and resources of the Company's QHSSE organization and approving the annual QHSSE plan, including related processes;
- reviewing periodic updates on significant technology, health, safety, environmental and sustainable-development and social and public policy issues;
- reviewing findings related to any QHSSE incident and making periodic facility visits;
- ensuring annual preparation and review of a sustainability report; and
- assisting the Board with oversight of the Company's risk-management and security processes.

Meetings in 2018: 4

CORPORATE GOVERNANCE MATTERS

Our Board believes sound corporate governance processes and practices, as well as high ethical standards, are critical to handling challenges and to achieving business success. We embrace leading governance practices and also conduct ongoing reviews of our governance structure and processes to reflect shareholder input and changing circumstances. Below are highlights of our corporate governance practices and principles.

HIGHLIGHTS

Director Independence	✓ 9 out of 10 of our directors are independent.
Chairman of the Board	✓ We have an independent Chairman of the Board who, among other items: • reviews Board meeting schedules and agendas to assure there is an adequate number of scheduled meetings and sufficient time for discussion of all agenda items and all topics deemed important by the independent directors are included; • presides at all meetings of the Board, including executive sessions, and can call for executive sessions of the Board's independent directors, if and when deemed appropriate; • leads the Board's annual evaluation of the Chief Executive Officer; • monitors and collaborates with management regarding corporate governance matters; and • is available for communication with shareholders, in coordination with management, when appropriate.
Committee Structure	✓ Our Committees are composed entirely of independent directors; on an annual basis, the Corporate Governance and Nominating Committee evaluates and recommends Committee chairman to the Board and assesses the appropriateness of any further chair rotations.
Executive Sessions	✓ Independent directors meet regularly in executive session, including after all regularly scheduled meetings; in 2018, executive sessions were held at each of the regularly scheduled Board meetings and, if appropriate, certain Committee meetings.
Annual Voting	✓ Each member of our Board is elected annually with a majority voting standard for uncontested elections.
Shareholder Rights	✓ Shareholders representing 10% or more of outstanding shares can call a special shareholders meeting.
Annual Board and Committee Self Evaluation	✓ The Board and each Committee conduct annual self-evaluations. In addition, each independent director completed an individual evaluation of each other director.
Share Ownership Guidelines	✓ Subject to a five-year transition period, our directors are required to own at least five times their annual cash retainer; our CEO is required to own at least six times his annual base salary; and our other NEOs are required to own three times their annual base salary.
Risk Oversight	✓ Our entire Board is responsible for risk management of the Company, and our Committees have particular oversight of certain key risks, including those that are identified in the Company's enterprise risk management program.
Succession Planning	✓ CEO succession planning is done annually in executive session; additionally, the CEO reports to the Board on at least an annual basis concerning management development and succession planning for all other key positions.
Over-boarding	✓ All of our directors (other than one) serve on three or less public company boards; one director serves on four public company boards in addition to the Company.
Mandatory Retirement	✓ We have a mandatory retirement policy for all directors following the earlier of (i) his or her 72nd birthday and (ii) his or her 15th year of service as a director; however, to facilitate transition, all directors who were elected at the 2015 annual general meeting were not subject to mandatory retirement until such director's 75th birthday.
Code of Business Conduct	✓ We have a robust and comprehensive Code of Business Conduct that applies to all employees and each director.

ADDITIONAL BOARD INFORMATION

Board Meetings: During 2018, the Board met five times; all of the directors participated in at least 75% of all Board of Directors and respective committee meetings. It is our policy that directors are expected to attend each annual general meeting of shareholders. All of our directors attended last year's meeting.

Committee Charters: The charter for each Committee of our Board of Directors is available on our website at www.weatherford.com, by clicking on "Investor Relations," then "Corporate Governance," then "Corporate Documents," then the name of the applicable committee charter.

Independence: Each Committee is composed entirely of independent directors.

Committee Members: The Board has determined that each member of the Audit Committee is "financially literate" pursuant to the listing standards of the NYSE and that Mr. Kalman and Dr. Ortiz are each an "audit committee financial expert," as defined by applicable U.S. Securities and Exchange Commission (the "SEC") rules, because of each of their individual extensive financial experience. All members of the Compensation Committee satisfy the qualification standards of Section 16 of the Exchange Act.

Additional information regarding Corporate Governance at Weatherford can be found on our website at *www.weatherford.com* in the "Investor Relations" section.

RISK MANAGEMENT OVERSIGHT

The Board has implemented an Enterprise Risk Management (ERM) system to identify and evaluate varying levels of risk and their potential impact on the enterprise, as well as steps to further mitigate those risks. Management representatives of the ERM committee present quarterly to the Audit Committee and annually to the full Board. Therefore, the Board is responsible for the oversight of overall risk management for the Company, and the Audit Committee is responsible for financial and compliance reporting as well as risk assessment.

As part of its oversight function, the Audit Committee discusses and implements guidelines and policies concerning financial and compliance risk assessment and management, including the process by which major financial and compliance risk exposure is monitored and mitigated. The Audit Committee works with members of management to assess and monitor risks facing the Company's business and operations, as well as the effectiveness of the Company's guidelines and policies for managing and assessing financial and compliance risk. The Audit Committee meets and discusses, as appropriate, issues regarding the Company's risk management policies and procedures directly with those individuals responsible for day-to-day risk management in the Company's assurance and compliance departments. The Audit Committee has also established policies and procedures for the pre-approval of all services provided by the independent registered public accounting firm as described in "Audit Committee Pre-Approval Policy" in this Proxy Statement. In addition, the Audit Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by the Company regarding its accounting, internal controls, Code of Conduct and other matters.

The Corporate Governance and Nominating Committee periodically provides oversight with respect to risks associated with our corporate governance policies and practices, including our Corporate Governance Principles. The Corporate Governance and Nominating Committee also oversees and reviews, on an annual basis, an evaluation of the Board, each of our Board committees, a director peer evaluation, and compliance with the Minimum Share Ownership Guidelines. The results of those evaluations are also considered as part of the Corporate Governance and Nominating Committee's recommendations for Committee service and rotation, as appropriate.

The Compensation Committee reviews our compensation plans and practices to ensure they do not encourage excessive risk taking and, instead, encourage behaviors that support sustainable value creation. See "Risk Analysis of our Compensation Programs" in the Compensation Discussion and Analysis section of this Proxy Statement.

Our Health, Safety and Environment Committee oversees the Company's policies and practices to promote good stewardship, to encourage safety awareness, to monitor safety performance and to provide suggestions to management for the resolution of health, safety and environmental concerns, all with a view towards reducing risks in those areas.

SUCCESSION PLANNING AND LEADERSHIP DEVELOPMENT

In addition to oversight of risk management, one of the priorities of our Board is to ensure that the Company has a long-term and evolving program for effective leadership development and succession. Our Board is committed to talent management and ensuring strong and effective leadership in the Company's global management structure. Throughout the year, the Board is presented with high-potential leadership candidates and regularly updated on key talent metrics, including diversity, recruiting and development programs. The CEO reports to the Board on an annual (or more frequent, as needed) basis concerning management development and succession planning for other key positions. In addition, the Corporate Governance and Nominating Committee conducts annual CEO succession planning in executive session.

COMMITTEE ROTATION

We are committed to reviewing our Board composition, and to pursuing opportunities for refreshment. Consistent with this goal, we've added three new directors since July 2017. Following the addition of Ms. Decyk, Mr. King and Ms. Minas and the rotations made in 2017 and 2018, we believe our committees have an excellent mix of new perspectives balanced with experience, continuity and historical understanding of our Company.

MANDATORY RETIREMENT

The mandatory retirement policy in our Corporate Governance Principles requires that each non-employee director retire from the Board immediately prior to the annual general meeting of shareholders following the earlier of (i) his or her 72nd birthday and (ii) his or her 15th year of service as a director. In order to allow a smooth transition of our existing directors, the requirement was previously automatically waived for each director elected at the 2015 Annual General Meeting (i.e., such directors were grandfathered in). However, we have now enhanced our policy so the grandfather/waiver provision expires after such director's 75th birthday. We believe this policy will help increase diversity and allow for more frequent Board refreshment.

DIRECTOR INDEPENDENCE

The Board has affirmatively determined that each non-employee director is independent under the rules of the NYSE and the SEC. As contemplated by NYSE rules, the Board has adopted categorical standards to assist it in making independence determinations. These standards are available on our website at www.weatherford.com, by clicking on "Investor Relations," then "Corporate Governance," then "Corporate Documents," then "Corporate Governance Principles." However, in making independence determinations, the Board considers and reviews all relationships with each director, whether or not they fall within the categorical standards. None of the independent directors had relationships relevant to an independence determination that were outside the scope of the Board's categorical standards.

RELATED PERSON TRANSACTIONS

Our Board has adopted a policy regarding related person transactions as part of a comprehensive governance program. This policy regarding transactions between us or any of our affiliates and our directors, executive officers and other employees is set forth in writing in our Corporate Governance Principles and our Code of Business Conduct. These documents are available on our website at www.weatherford.com, by clicking on "Investor Relations," then "Corporate Governance," then "Corporate Documents," then selecting "Corporate Governance Principles" or "Code of Business Conduct," as applicable. We also have a Supplemental Code of Business Conduct that applies to our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer, which is available on our website at www.weatherford.com, by clicking on "Investor Relations," then "Corporate Governance," then "Corporate Documents," then "Supplemental Code of Conduct." The Board believes these documents promote the effective functioning of the Board, its Committees and management. Accordingly, they are periodically reviewed and revised, as appropriate.

If an actual or potential conflict of interest arises for any director, the director is required to notify the Board and is not allowed to participate in any discussions or vote on any transaction associated with the actual or potential conflict of interest. The Board approves any transactions with our Chief Executive Officer and our Chief Executive Officer approves any transactions with any other executive officer.

INDEPENDENT CHAIRMAN AND EXECUTIVE SESSIONS

The Board periodically examines its structure based on the existing and future needs of the Company to ensure its composition delivers the greatest long-term shareholder value. While the Board had previously determined the most effective leadership structure for the Company was to combine the role of Chief Executive Officer and Chairman, in 2017, the Board determined it was the appropriate time to separate the roles. Mr. Macaulay, an independent director, continues to serve as Chairman of the Board and our President and CEO, Mr. McCollum, serves as a director.

Mr. Macaulay, as Chairman, oversees executive sessions, which provide the Board with the ability to independently evaluate management and openly discuss strategic and other business issues involving the Company, ensuring that the Company is upholding high standards of corporate governance. Executive sessions are held after all regularly scheduled Board and, if appropriate, Committee meetings, and at such additional times as may be needed. In 2018, executive sessions of the independent directors were held at each of the four regularly scheduled Board meetings.

For information on how to communicate with our Chairman and other directors, please see "Communication with Directors."

DIRECTOR NOMINATIONS

In obtaining the names of possible director nominees, the Corporate Governance and Nominating Committee conducts its own inquiries and considers suggestions from other directors, management, shareholders and professional director search firms. The Committee's process for evaluating nominees identified in unsolicited recommendations from shareholders is the same as its process for unsolicited recommendations from other sources.

The Corporate Governance and Nominating Committee will consider nominees recommended by shareholders who submit their recommendations in writing to Chairman, Corporate Governance and Nominating Committee, care of the Corporate Secretary, Weatherford International plc, Weststrasse 1, 6340 Baar, Switzerland. Recommendations received by the dates set forth in the "Proposals By Shareholders" section on page 62 will be considered for inclusion in the slate of director nominees to be presented at the annual general meeting in the following year. Unsolicited recommendations must contain the name, address and telephone number of the potential nominee, a statement regarding the potential nominee's background, experience, expertise and qualifications, a signed statement confirming his or her willingness and ability to serve as a director and abide by our corporate governance policies, his or her availability for a personal interview with the Corporate Governance and Nominating Committee and evidence that the person making the recommendation is a shareholder of Weatherford.

The Corporate Governance and Nominating Committee believes that nominees should possess the highest personal and professional ethics, reputation, integrity and values and be committed to representing the long-term interests of our shareholders. Directors should have a record of accomplishment in their chosen professional field and demonstrate sound business judgment. Directors must be willing and able to devote sufficient time to carrying out their duties and responsibilities effectively, including attendance at and participation in Board and Committee meetings (which are held in Switzerland), and should be committed to serve on the Board for an extended period of time. The Corporate Governance and Nominating Committee will consider independence, diversity of viewpoints, backgrounds and experience, including a consideration of gender, ethnicity, race, country of citizenship and age in determining whether a candidate will be an appropriate fit with, and an asset to, the Board of Directors. When considering existing directors, the Corporate Governance and Nominating Committee evaluates their history of attendance at Board and Committee meetings as well as contributions and effectiveness at such meetings.

Shareholders who wish to have a nominee considered by our shareholders at the Annual General Meeting, must comply with the deadlines and procedures set forth in our Articles. Please see "Proposals by Shareholders" in this Proxy Statement on page 62 for more information.

COMMUNICATION WITH DIRECTORS

Any shareholder or other interested party that desires to communicate with the Board of Directors or any of its specific members, including the Chairman or the directors as a group, should send their communication to the Corporate Secretary, Weatherford International plc, Weststrasse 1, 6340 Baar, Switzerland. All such communications will be forwarded, as appropriate, to the members of the Board.

We welcome input from our institutional and individual shareholders, regardless of the number of shares owned. Shareholders may also direct their comments to our U.S. Investor Relations Department in writing at 2000 St. James Place, Houston, Texas 77056 or Telephone +1 (713) 836-4000.

DIRECTOR COMPENSATION

We use a combination of cash and share-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to the Company, including the number and location (Switzerland) of meetings, as well as the level of knowledge and experience that we require of and expect from each member of our Board. Our Corporate Governance and Nominating Committee is responsible for reviewing and structuring our compensation policy regarding fees and compensation paid and granted to our directors.

In April of 2018, the Corporate Governance and Nominating Committee undertook a comprehensive evaluation of director fees. They considered the most recent peer group information, market practice and information provided by Meridian Compensation Partners ("Meridian"), our compensation consultant, as well as the pros, cons and economics of meeting fees (previously used) versus flat fees. They also considered our transition in 2017 to an independent Chairman of the Board. Ultimately desiring to simplify compensation, the Corporate Governance and Nominating Committee approved a flat fee of $135,000 per year, paid quarterly, with additional retainers as set forth below. The Corporate Governance and Nominating Committee also eliminated additional fees for Audit Committee members.

Type of Fee	2018 Amount
Additional Annual Retainer – Audit Committee Chairman	$22,500
Additional Annual Retainer – Compensation Committee Chairman	$17,500
Additional Annual Retainer – Corporate Governance and Nominating Committee Chairman	$15,000
Additional Annual Retainer – Health, Safety and Environment Committee Chairman	$15,000
Additional Annual Retainer – Chairman (split between cash and restricted share units)	$200,000

Annual retainers are paid quarterly in advance. We do not compensate Mr. McCollum, our CEO, for his service on the Board.

In addition to the fees described above, on April 27, 2018 we granted to each of the non-employee directors a grant of 62,711 restricted share units pursuant to the 2010 Omnibus Incentive Plan. All of these awards vest on the first anniversary of the grant, subject to earlier vesting in the event of the death or disability of the director or a change of control of the Company. Our Chairman was also awarded an additional 33,899 restricted share units. The Corporate Governance and Nominating Committee believes that providing a significant portion of overall Board compensation in the form of restricted share units aligns the interests of our directors with those of our shareholders.

Meridian has been retained by the Compensation Committee and the Corporate Governance and Nominating Committee as an independent compensation consultant to advise on compensation matters. Meridian provides the Corporate Governance and Nominating Committee with comparative market data regarding board compensation practices and programs; analyses of publicly available information on our peer group (see "Peer Group" in the CD&A section in this Proxy Statement); information regarding industry practices; as well as vesting and valuation information and analysis.

2018 DIRECTOR COMPENSATION

The following table sets forth the compensation paid to each of our independent directors for the year ended December 31, 2018. Information about Mr. Mark A. McCollum, our President and Chief Executive Officer, is listed in the 2018 Summary Compensation Table in this Proxy Statement.

Name	Fees Earned or Paid in Cash ($)	Share Awards ($)(1)(2)	All Other Compensation ($)(3)	Total ($)
Mohamed A. Awad	135,000	184,997	16,305	336,302
David J. Butters (Retired)	48,214	–	–	48,214
Roxanne J. Decyk	135,000	184,997	–	319,997
John D. Gass	152,500	184,997	–	337,497
Emyr Jones Parry	150,000	184,997	–	334,997
Francis S. Kalman	157,500	184,997	–	342,497
David S. King	135,000	184,997	–	319,997
William E. Macaulay	245,179	285,000	–	530,179
Angela A. Minas	108,750	184,997	–	293,747
Robert K. Moses, Jr. (Retired)	43,393	–	–	43,393
Guillermo Ortiz	135,000	184,997	16,167	336,164

(1) Each non-employee director other than Mr. Macaulay was awarded 62,711 restricted share units on April 27, 2018 at a grant date fair value of $184,997, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. Mr. Macaulay was awarded 96,610 restricted share units on April 27, 2018 at a grant date fair value of $285,000.

(2) As of December 31, 2018, aggregate outstanding restricted share unit awards for each non-employee director is set forth below.

Name	Aggregate Number of Restricted Share Units
Mohamed A. Awad	62,711
Roxanne J. Decyk	62,711
John D. Gass	62,711
Emyr Jones Parry	62,711
Francis S. Kalman	62,711
David S. King	62,711
William E. Macaulay	96,610
Angela A. Minas	62,711
Guillermo Ortiz	62,711

(3) Amounts for 2018 consist of social contribution and withholding taxes paid on behalf of certain directors due to their non-U.S. tax residence. We believe this compensation helps us attract and retain qualified international directors.

On March 27, 2019, in response to the Company's extremely depressed share price and the lack of available authorized equity, the Board approved a change to the 2019 non-employee directors' compensation. In prior years approximately $185,000 of director compensation was paid in the form of restricted share units. Beginning in the second quarter of 2019, an equivalent amount will be paid to the directors in cash in advance quarterly payments.

AGENDA ITEM 2 – RATIFY APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZE AUDITORS' REMUNERATION

The Board of Directors recommends that you vote "FOR" this proposal.

KPMG LLP and KPMG Chartered Accountants, Dublin (collectively, "KPMG") served as the independent and Irish statutory auditors, respectively, for Weatherford for the year ended December 31, 2018. The Board, upon the recommendation of the Audit Committee, is asking our shareholders to ratify the appointment of KPMG LLP as our independent registered public accounting firm and auditor for the year ending December 31, 2019 and KPMG Chartered Accountants, Dublin as our statutory auditor under Irish law to hold office until the close of the 2020 AGM and to authorize the Board of Directors, acting through the Audit Committee, to determine the auditors' remuneration. The selection of KPMG LLP as the independent registered public accounting firm for 2019 was approved by the Audit Committee on January 30, 2019.

An ordinary resolution (i.e., a simple majority of the votes cast "For" or "Against") is required to approve this proposal. If you properly give a proxy but do not indicate how you wish to vote, the persons named on the proxy card, or if you do not name your proxy or proxies, the Proxy Holders, will vote for the proposal.

Representatives of KPMG will be present at the Annual General Meeting to respond to any appropriate shareholder questions and will be given an opportunity to make a statement, if they so desire.

FEES PAID TO KPMG

The following table presents fees for professional audit services rendered by KPMG for the audit of the annual consolidated financial statements and statutory financial statements of Weatherford for the years ended December 31, 2018 and December 31, 2017 and fees billed for other services rendered by KPMG during those periods. All fees were approved by the Audit Committee pursuant to its pre-approval policy.

	2018	2017
Audit fees(1)	$13,787,000	$16,330,000
Audit-related fees(2)	–	18,000
Tax fees(3)	194,000	167,000
All other fees(4)	–	139,000
TOTAL	$13,981,000	$16,654,000

(1) Audit fees consist of professional services rendered for the audit of Weatherford's annual financial statements, the audit of the effectiveness of Weatherford's internal controls over financial reporting and the reviews of Weatherford's quarterly financial statements. This category also includes fees for issuance of comfort letters, consents, assistance with and review of documents filed with the SEC, statutory audit fees, work performed by tax professionals in connection with the audit and quarterly reviews and accounting consultations and research work necessary to comply with the standards of the Public Company Accounting Oversight Board (United States). Fees are presented in the period to which they relate versus the period in which they were billed.

(2) Audit-related fees include consultations concerning financial accounting and reporting matters not required by statute or regulation.

(3) Tax fees consist of non-U.S. tax compliance, planning and U.S./non-U.S. tax-related consultation.

(4) Other services performed include certain other advisory services and do not include any fees for financial information systems design and implementation.

AUDIT COMMITTEE PRE-APPROVAL POLICY

The Audit Committee has established a pre-approval policy for all audit and non-audit services to be provided by our independent auditor, which was updated on June 19, 2018. There are two types of pre-approval. "General" pre-approval is based on pre-determined types of services. "Specific" pre-approval is required for certain types of services or if a service is expected to exceed budgeted amounts. "Specific" pre-approval must be obtained through direct communications with the Audit Committee or the Chairman of the Audit Committee, to whom the Audit Committee has delegated pre-approval authority. The Chairman must report any pre-approved decisions to the Audit Committee at its next scheduled meeting. During 2018, all audit and non-audit services performed by the independent auditor were subject to the pre-approval policy.

The Audit Committee has designated the Company's Chief Assurance Officer to monitor and report on the performance of all services provided by our independent auditor and to determine whether such services are in compliance with the pre-approval policy. Accordingly, the Chief Assurance Officer periodically reports to the Audit Committee regarding the results of his monitoring.

AUDIT COMMITTEE REPORT

April 30, 2019

The Audit Committee represents and assists the Board in providing independent, objective oversight of the Company's accounting functions and internal control over financial reporting. The Audit Committee acts under a charter which is available on the Company's website at www.weatherford.com under "Investor Relations," then "Corporate Governance," then "Corporate Documents," then Audit Committee Charter. The Board has determined that each member of the Audit Committee satisfies the requirements of the NYSE as to independence, financial literacy and expertise. In addition, each member of the Audit Committee qualifies as an independent director and possesses the requisite competence in accounting or auditing in satisfaction of the requirements for audit committees prescribed by the Irish Companies Act 2014.

Management is responsible for the Company's financial statements and the reporting process, including the system of disclosure controls and procedures and internal control over financial reporting.

KPMG LLP, the Company's independent registered public accounting firm, is responsible for expressing an opinion on the conformity of our financial statements with accounting principles generally accepted in the United States and on the effectiveness of the Company's internal control over financial reporting.

In discharging its oversight role, the Audit Committee has:

- reviewed and discussed with management the audited financial statements of Weatherford International plc as of and for the year ended December 31, 2018; and

- discussed with KPMG LLP the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees,* as amended, as adopted by the Public Company Accounting Oversight Board. In addition, the Audit Committee has received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP their independence.

The Audit Committee and the Board believe that, due to KPMG LLP's knowledge of the Company and the industry in which the Company operates, it is in the best interest of the Company and its shareholders to continue the retention of KPMG LLP to serve as the Company's independent registered public accounting firm. Although the Audit Committee has the sole authority to appoint the independent registered public accounting firm, the Audit Committee recommends that the Board ask the shareholders to ratify the appointment of the independent registered public accounting firm at the 2019 Annual General Meeting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in the Annual Report on Form 10-K of Weatherford International plc for the year ended December 31, 2018.

Francis S. Kalman *(Chair)*   David S. King   Angela A. Minas   Guillermo Ortiz *(Vice Chair)*

AGENDA ITEM 3 – ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

The Board of Directors recommends that you vote "FOR" this proposal.

We are asking our shareholders to approve, on an advisory basis, the compensation of our named executive officers ("NEOs") pursuant to Section 14A of the Exchange Act, as disclosed in this Proxy Statement. While this vote is not binding on our Company, the results of the vote on this proposal will be carefully considered by the Board and the Compensation Committee when making future executive compensation decisions. We conduct annual advisory votes on NEOs compensation. Following the vote at the Annual Meeting, we expect that the next advisory vote on our compensation of our NEOs will take place at our 2020 Annual Meeting.

We urge you to carefully review the Compensation Discussion and Analysis, or "CD&A," section in this Proxy Statement, as well as the 2018 Summary Compensation Table, other compensation tables and related narrative discussion for more information regarding the compensation of our NEOs. As described in those sections, our compensation program is designed and administered to:

- drive and reward strong business performance to create superior value for our shareholders;

- support key financial and strategic objectives through pay for performance;

- attract, retain and motivate individuals in key executive positions, while limiting non-performance based entitlements;

- provide a clear link between pay and performance, without encouraging excessive risk taking; and

- require our executives to focus on both the short-term and long-term performance goals of the Company.

We believe the information in this Proxy Statement demonstrates the successful design and implementation of a compensation program that aligns shareholders' and management's interests. Accordingly, the Board of Directors recommends that shareholders approve the program by approving the following resolution:

"RESOLVED, that the shareholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers disclosed pursuant to Item 402 of Regulation S-K, including the Executive Compensation section of the Proxy Statement for the Company's 2019 Annual General Meeting of Shareholders, which includes the Compensation Discussion and Analysis, the 2018 Summary Compensation Table and other executive compensation tables and accompanying narrative discussion."

An ordinary resolution (i.e., a simple majority of the votes cast "For" or "Against,") is required to approve this proposal. If you properly give a proxy but do not indicate how you wish to vote, the persons named on the proxy card, or if you do not name your proxy or proxies, the Proxy Holders, will vote for the proposal.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") is designed to provide shareholders with an understanding of our compensation philosophy, core principles, and decision making process. It explains the compensation-related actions taken with respect to our NEOs who are identified in the 2018 Summary Compensation Table. Details regarding the compensation we paid to the NEOs for 2018 are found in the tables and narrative that follows them.

References to "current NEOs" in this section refer to our NEOs as of December 31, 2018. Mr. Mills is excluded as he departed the Company on April 15, 2018.

Weatherford's compensation program is designed to reward executives for the achievement of strategic and operational goals as well as increased shareholder value. Our executive officers receive their maximum reward opportunity only if Weatherford performs exceptionally well, and our shareholders benefit from that performance. The primary elements of total compensation are base salary, annual non-equity (cash) incentives and long-term equity awards, consisting of both performance share units (PSUs) and restricted share units (RSUs). We also provide our NEOs certain benefit plans, as well as limited perquisites, which are described in detail under "Elements of our Executive Compensation Program" beginning on page 23. The following tables summarize the primary elements of our NEOs' compensation package.

Compensation Element	Design	Changes for 2018	Payout for 2018
Base Salary	• Reviewed annually and subject to adjustment based on individual performance, experience, leadership and market factors	• Mr. Bausch received a modest increase based on market factors and a desire for retention • Mr. Fraser's salary was determined when he was promoted to our Chief Accounting Officer in April 2018 • No increases for other NEOs	• No increases for our NEOs, except for Mr. Bausch

Annual Cash Incentive	• Performance metrics and weighting at target performance:
	  • Adjusted EBITDA 40%
	  • Free Cash Flow 40%
	  • Safety 5%
	  • Transformation 15%
	                100%
		• Focus on quality of earnings; deemphasized revenue in favor of Adjusted EBITDA
		• Focus on Company performance by removing relative weighting (CPM)
		• Introduced a Transformation Goal
			• Adjusted EBITDA - Threshold
			• Free Cash Flow - No payout
			• Safety - Target
			• Transformation - Threshold

Long-Term Equity Awards			
Restricted Share Units (RSUs) **Performance Share Units (PSUs)**	• 50% of long term incentive awards; vest 1/3 ratably over three years • 25% of long term incentive awards based upon a three-year trailing relative TSR; three-year cliff vesting • 25% of long term incentive awards based upon an absolute three-year average ROCE; three-year cliff vesting	• No change • Moved to a three-year cliff vesting as opposed to vesting 1/3 ratably over three years • Changed performance metrics to relative TSR and absolute three-year average ROCE	• Aggregate total of 1,023,074 shares vested • No shares were issued in settlement of the 1/3 tranche of PSUs awarded in 2016 and 2017 that were eligible to vest based on 2018 performance • PSUs granted in 2018 will not vest (or lapse) until the end of the performance period on December 31, 2020 based on newly adopted three-year cliff vesting

REPORTED AND REALIZED COMPENSATION

The chart below further illustrates our pay for performance of our CEO and current NEOs. As shown, total reported compensation for the periods indicated as set forth in the 2018 Summary Compensation Table of this Proxy Statement is compared to the total amount of compensation realized by our CEO and current NEOs during such periods.

The realized compensation set forth below includes long-term incentive awards (RSUs and PSUs), only to the extent they vested (or restrictions lapsed) during 2018. The realized value of vested shares is included based on the closing price on the date of vest, which, for our RSUs, differs from value at the date of grant. The realized value of our PSUs is zero due to failure to achieve the performance targets included in such PSUs. In addition, over the past three years, no NEO has realized the total compensation reported in the 2018 Summary Compensation Table.

CEO

Reported vs. realized compensation, 2018:


$ 8,996,432
~71% differential
$ 2,593,111
Reported Compensation
Realized Compensation

ALL OTHER NEOs COMBINED

Reported vs. realized compensation, 2018:


$ 11,690,796
~52% differential
$ 5,573,406
Reported Compensation
Realized Compensation

OUR 2018 PERFORMANCE

$762 MILLION **ADJUSTED EBITDA**	NEGATIVE **FREE CASH FLOW**	**SAFETY** TRIR	$375 MILLION **TRANSFORMATION**
THRESHOLD ACHIEVEMENT	BELOW THRESHOLD ACHIEVEMENT	**TARGET ACHIEVEMENT**	**THRESHOLD ACHIEVEMENT**

LONG-TERM EQUITY AWARDS

We structure our executive compensation program to align pay with performance. As the year-end share price did not exceed the performance goals under the terms of 2016 and 2017 performance awards for our executive officers, no shares were issued in settlement of the 1/3 tranche of PSUs awarded in each of 2016 and 2017 that were eligible to vest based on 2018 performance. In 2018, we granted PSUs based upon relative TSR and absolute ROCE, both with three-year cliff vesting. These PSUs will vest or lapse based on the level of achievement of the performance goals over the performance period ending December 31, 2020. As the Company has continued to be affected by the industry downturn and extremely depressed share price, our current NEOs have not realized any value from PSUs awarded during any of their tenure as an NEO. Please see additional information below, including, the value of our then current CEO's PSU grant.

	2015	2016	2017	2018
Reported value of CEO PSU grant	$5,313,564	$3,302,102	$3,449,725	$3,953,984
Summary of metrics	Stock price increase; measured each year for 3-years			50% based on relative TSR; 50% based on ROCE; 3-year cliff for all
Realized Value of PSUs to date	$0	$0	$0	*

* Not eligible to vest until 2021.

SHAREHOLDER OUTREACH AND RESULTS

We engage in regular and ongoing dialogue with our shareholders to gain valuable insights into the issues about which they care most. Our engagement with investors included representatives from Weatherford's management and several of these conversations also included members of the Board. Shareholder feedback on subjects including our transformation, executive compensation, M&A activity and other matters have been shared with us and we take these comments under advisement. The results of our discussions are generally reported to the Board as well as to the applicable Committees.

In addition, we consider the results of the advisory vote on executive compensation at our annual general meeting. At our 2018 meeting, 97% of votes cast were in support of our executive compensation program compared to 90% in 2017. We continue to engage with our shareholders regarding executive compensation and other matters and welcome further dialogue.

During 2018, we implemented the following changes to our compensation program:

- Eliminated all remaining employment agreements and eliminated future employment agreements;
- Focused metrics on our absolute performance, removing the relative weighting to our peers;
- Significantly aligned goals at the enterprise level for non-NEOs;
- Introduced a Transformation goal; and
- Added a return metric for our PSUs and changed our PSUs awarded in 2018 to a three-year cliff vesting.

ELEMENTS OF OUR EXECUTIVE COMPENSATION PROGRAM

Our compensation program is designed to reward our NEOs for the achievement of strategic and operational goals as well as increased shareholder value, while avoiding excessive risk-taking. Below is a detailed discussion and analysis of each component of our executive compensation for our NEOs for 2018. All information should be read in conjunction with our 2018 Summary Compensation Table on page 33.

For illustrative purposes, below is the compensation mix for our CEO and other NEOs, based on compensation information set forth in the 2018 Summary Compensation Table. Additionally, the non-equity (cash) incentive is shown pro forma, using a target bonus to more accurately illustrate the at risk component of compensation. PSUs and RSUs are measured using the grant date fair value as set forth in the Grants of Plan-Based Awards table.


2018 CEO COMPENSATION MIX
Base Salary 10%
Other 1%
At Risk or Performance Based 89%
With bonus at target
Restricted Share Units 35%
Performance Share Units 41%
Non-Equity (Cash) Incentive 13% *
2018 OTHER NEO COMPENSATION MIX
Base Salary 19%
Other 3%
At Risk or Performance Based 78%
With bonus at target
Restricted Share Units 28%
Performance Share Units 32%
Non-Equity (Cash) Incentive 18% *

* Non-Equity (Cash) Incentives are shown at target; actual amounts paid are set forth in the Summary Compensation Table on page 33 and, as a percentage of total compensation, were 6% for the CEO and 9% for the other current NEOs.

Percentages are rounded to nearest whole number

BASE SALARY

Base salary provides a fixed level of compensation to the executive that is representative of his or her skills, responsibilities and experience. Base salaries for our executive officers are reviewed annually. Proposed changes to base salaries are reviewed by the Compensation Committee following recommendations from the CEO (excluding his own base salary) and the Senior Vice President of Human Resources. The Committee does not rely on predetermined formulas or criteria when evaluating executive base salaries, but considers comparable market data provided by its independent compensation consultant. The Committee also considers individual contributions, retention and succession planning concerns in setting base salaries.

The table below shows the annual base salaries of the current NEOs effective after adjustments for the applicable year. Where adjustments were made during the year or where an executive officer joined mid-year, these amounts are different than the actual amount paid for the entire year. In light of the extreme client pricing pressures, lower activity and continuing energy industry decline, in March of 2016, all of our NEOs' base salaries were reduced by 10% from April 1, 2016 until December 31, 2016. As the reductions were intended to be temporary during the downturn, they were restored to approved levels in 2017 and maintained for 2018, with the exception of Mr. Bausch who was granted a market-based increase due to his critical skills and a desire for retention. See the 2018 Summary Compensation Table for the actual amounts paid.

Executive	2016 Salary	2017 Salary	2018 Salary
Mr. McCollum	—	$1,000,000	$1,000,000
Mr. Bausch	$625,000	$ 625,000	$ 650,000
Mrs. Ibrahim	$562,500	$ 625,000	$ 625,000
Mr. Blanchard	—	$ 700,000	$ 700,000
Mr. Fraser(a)	—	—	$ 425,000

(a) Mr. Fraser became an executive officer in April of 2018. His salary was based on market factors, responsibilities and the total personal contributions he has made to the Company.

ANNUAL CASH INCENTIVE COMPENSATION

Our annual cash incentive compensation is generally structured to deliver payouts in line with market multiples when performance targets are achieved or exceeded. During the first quarter of each year the Committee establishes the terms of any awards under our Executive Non-Equity Incentive Compensation Plan (the "EICP"), including the financial metrics and goals for each award. The EICP awards for NEOs are determined based on predetermined formulaic financial metrics aligned with the Company's strategic and financial goals.

2018 TARGET GOALS

For each metric under the EICP, the Committee establishes objective goals at three levels: threshold, target, and superior, as further described below. The goal is expressed as a percentage of base salary in effect at the end of the plan year, with a percentage determined for achievement of threshold, target, or superior level. If our results fall between levels, the award payment is determined by linear interpolation to derive the percentage of base salary that will be paid in respect of such award.



Transformation, 15%
Safety, 5%
Adjusted EBITDA, 40%
Free Cash Flow, 40%

	THRESHOLD	TARGET	SUPERIOR
	Threshold is the entry-level of performance under the EICP, established so that smaller awards will be earned for satisfactory performance short of target.	Target represents a strong, but achievable, level of performance that will increase shareholder value.	Superior represents an extraordinary level of performance that will substantially increase shareholder value.
Chief Executive Officer	60%	120%	240%
Executive Vice Presidents	50%	100%	200%
All Others	37.5%	75%	150%

2018 OBJECTIVES, METRICS AND FORMULA

To set the objectives for 2018, the Committee evaluated the Company's ongoing performance, market conditions, and officer performance and adopted metrics to ensure all of the Company's key focus areas were included in the objectives for its executive officer group. The 2018 performance goals were designed to bring focus by the executive officers on the following strategies and plans:

• responding to the continued downturn in the oil and gas industry;

• responding to the massive contraction in activity and reduction in pricing, including cost cuts and market share gains and losses;

• focusing on our Transformation goals to realize $1 billion in business enhancements and profit improvements by 2020; and

• focusing on recapture and growth of market share.

In 2018, the Committee simplified and refocused the metrics on the Company's performance in areas that would have the greatest impact on the Company's current strategic and financial goals. The targets for these objectives are also tied to internal budgets and expectations and require incremental improvement and continued savings. The Committee believes the targets set were rigorous, appropriate for our market and the shifting industry landscape, and are at or above market expectations.

The objectives for all NEOs are summarized as follows:

Metric	Threshold	Target	Superior	2017 Comparative	2018 Result	2018 Achievement
Adjusted EBITDA	$700 million	$800 million	$900 million	$413 million	$762 million	Between Threshold and Target
Free Cash Flow	(Negative $130 million)	(Negative $120 million)	$0 million	(Negative $447 million)	(Negative $353 million)	Below Threshold
Transformation	$ 368 million	$ 428 million	$ 488 million	N/A	$ 375 million	Between Threshold and Target
Safety-TRIR	0.36	0.34	0.32	0.37	0.33	Between Target and Superior

Details for each objective are as follows:

Adjusted EBITDA. Increasing the Company's Adjusted EBITDA was a key objective for 2018. Adjusted EBITDA is a non-GAAP financial measure, and represents earnings before interest, taxes, depreciation and amortization with adjustments for certain income and expense items. See Annex E for a reconciliation of Adjusted EBITDA to its most directly comparable U.S. GAAP measure. The Committee exercised its authority to modify Adjusted EBITDA and approved a $9 million increase to account for the early divestiture of the rigs business in Kuwait. See "Other Information–Adjustments" below.

Free Cash Flow (FCF). The Committee believed the free cash flow metric was important to the Company's investors and generally viewed as a measure of financial success and ability to reduce debt, a key focus of the Company. In setting dollar thresholds, the Committee evaluated historical performance and information used by the Company's investors for evaluating performance as well as internal projections and expectations. Specifically, "free cash flow" is a non-GAAP financial measure and represents net income from continuing operations before charges and credits, plus depreciation and amortization, plus or minus movement in working capital accounts (accounts receivable, inventories and accounts payable), minus capital expenditures. Acquisitions and divestitures and exceptional items such as government fines, large legal settlements and devaluations are excluded from the FCF calculation.

Transformation. As announced in November 2017, the organizational transformation plan intends to create an estimated $1 billion in profit improvements over an 18 – 24-month period. The transformation initiatives are expected to generate cost savings through flattening our structure, driving process changes, improving the efficiency of our supply chain and sales organizations and continuing to rationalize our manufacturing footprint.

Safety. In our industry and our Company, safety performance will always be of paramount importance. For 2018, the metric was focused on total recordable incident rate (TRIR). The TRIR metric is calculated by multiplying the total number of recordable incidents by 200,000 and dividing by the hours worked. It was included to replace prior metrics of lost time incident rate (LTIR) and preventable vehicle incident rate, as all injuries are unacceptable to the Company. The TRIR metric broadened the Company's safety focus and was found to be appropriate given the Company's safety maturity—having improved performance in prior years in LTIR to a point where it is difficult to make significant improvements that are meaningful to the Company's safety record.

OTHER INFORMATION

Payment Timing. Cash award payments under the EICP were made in February 2019 after the public release of our year-end financial results and after determination of the award payments by the Committee. No award payment is made until the calculation of the payment award is approved by the Committee. Plan awards earned for a given year generally are paid in February or March of the following year. Awards are paid in cash in the currency in which the NEO is ordinarily paid.

Adjustments. In the event of unforeseen developments, the Committee may determine that modifying the EICP, the goals or the potential award payments would provide more appropriate incentives for executives. The Committee does not intend to exercise this discretion except in extraordinary circumstances. However, discretion was exercised in February 2019 to modify Adjusted EBITDA and approve a $9 million increase to account for the early divestiture of the rigs business in Kuwait. The Committee has reserved this right, in its sole discretion, to adjust the performance goals under the EICP to reflect: (1) a change in the business, operations, corporate or capital structure; (2) a change in the manner in which business is conducted; or (3) any other material change or event which will impact one or more performance goals in a manner the Committee did not intend.

LONG-TERM EQUITY INCENTIVE COMPENSATION

Long-term equity incentives are designed to motivate management to enable the Company to achieve long-term performance improvements and serve to link a significant portion of compensation to shareholder returns. The Company issues awards of long-term equity compensation from time to time consistent with the objectives and philosophy of our compensation programs under our 2010 Omnibus Incentive Plan, as amended, and approved by our shareholders. We generally grant long-term equity awards annually in the first quarter to incentivize future performance. However, for 2019, due to the Company's extremely depressed share price and the lack of available authorized shares under our 2010 Omnibus Incentive Plan, the Committee temporarily discontinued the use of long-term equity as an appropriate vehicle to motivate and retain management.

FORMS OF LONG-TERM INCENTIVES

Long-term incentive awards provide our NEOs with a benefit that increases only when the value of our shares increases, which aligns their interests with increasing shareholder value. Long-term incentives are equity-based and include restricted share units ("RSUs") and performance share units ("PSUs"). In determining the form or forms of award grants, the Committee considers, among other factors, the role of the executive and the ability of the executive to impact our success, as well as the appropriateness of a particular security to the individual executive.

- RSUs motivate our NEOs to strive for share price appreciation, as they are granted in an amount based on the closing share price on the date of grant, and the executive realizes value only when the units vest and the underlying shares are delivered. Except as provided below, RSUs generally vest in equal annual installments over a period of three years. Upon vesting, the holder of RSUs receives one ordinary share for each unit that vested. Holders of RSUs do not have voting rights or dividend participation rights until delivery of the underlying shares.

- PSUs have higher possible returns and also higher risk when compared to the various forms of awards available to the Committee to grant. PSUs provide an even stronger correlation to shareholder value, as they vest, if at all, as to a number of shares depending on achievement of specified performance targets. The outstanding 2016 and 2017 PSUs have a performance target based on absolute total shareholder return ("TSR"). Beginning in 2018, PSUs granted are equally split between the performance targets relating to relative TSR and absolute return on capital employed ("ROCE"). Except as provided below, PSUs vest over a specified period of time, as determined for each award. PSUs awarded in each of 2016 and 2017 vest in three equal installments over a three-year period. The 2016 and 2017 PSU awards include a share price measurement period of each trading day in the month of December of the applicable calendar year which is used to set the share price performance target and to determine the actual performance result. In 2018, PSU vesting period was changed to cliff vesting after a three-year period.

GRANTS IN 2018

In 2018, the Company continued to focus on navigating the continued downturn and lowering its cost structure. In determining the total value of long-term incentive awards to be granted to each NEO, the Committee determines the award value as a nominal dollar amount in accordance with market data and considers, without giving particular weight to any specific factor, the position of the executive officer (both in terms of function and responsibilities), tenure, anticipated future contributions, and the long-term incentive compensation of similarly situated executives in our peer group. In determining the number of RSUs or PSUs to award, the Committee looks to the closing share price as of the date of grant. The Committee believes this mix of awards set forth below aligns the executive's mix of long-term incentives with awards in our peer group and ties an additional portion of NEO performance to an increase in the Company's share price, one of the metrics used to determine whether PSUs vest.

Executive	2018 RSU Award(a)	2018 PSU Award(a)	**2018 Total Award**
Mr. McCollum	$3,400,000	$3,400,000	$6,800,000
Mr. Bausch	$1,150,000	$1,150,000	$2,300,000
Mrs. Ibrahim	$ 800,000	$ 800,000	$1,600,000
Mr. Blanchard	$1,400,000	$1,400,000	$2,800,000
Mr. Fraser	$ 265,000	$ 235,000	$ 500,000

(a) These values were used to calculate a number of units awarded based on the closing share price on the date of grant and may not correlate to the value presented in our 2018 Summary Compensation Table. The values of PSUs reflected in the 2018 Summary Compensation Table are based on a statistical option-value pricing model known as "Monte Carlo Valuation," which is used for accounting purposes. We encourage you to review the 2018 Summary Compensation Table and the subsequent tables.

Vesting. The RSUs vest over three years, with 1/3 of the awarded RSUs vesting each year subject to continued employment. The PSUs vest after three years, with all of the awarded number of units vesting depending on the achievement of the performance goals (or if the baseline performance goal is not met, being forfeited) at the end of the three-year vesting period.

Performance Metrics. The PSUs will be settled in ordinary shares issued under our 2010 Omnibus Incentive Plan, with the actual number of shares to be issued based on a multiple of each executive's targeted number of PSUs. For the portion of the PSUs based on relative TSR, at the vesting date (i.e. three years after the grant date), the number of shares to be issued will be based on a trailing three-year (2018-2020) relative TSR using the OSX index, with relative position determined at the end of the period excluding any companies without a three-year trailing history. A collar will be applied such that if the Company's three-year TSR was greater than 33%, the minimum payout would be threshold. However, if the Company's three-year TSR is less than or equal to zero percent, the payout will not exceed target. Otherwise, payout would be as follows:

Percentile TSR Range	Payout Level	Payout as a Percentage of Target(a)
< 25th percentile	Below Threshold	0%
25th percentile	Threshold	50%
50th percentile	Target	100%
>= 80th percentile	Superior	200%

(a) Will be interpolated linearly for intermediate results within the percentile range shown, up to a maximum of 200%.

The other portion of the PSUs will be based upon our average ROCE, or return on capital employed. For purposes of this PSU, ROCE is defined as adjusted EBIT (earnings before interest and taxes) divided by the adjusted average capital employed and is a non-GAAP financial measure. For the portion of the PSUs based on absolute ROCE, at the vesting date (i.e. three years after the date of grant), the number of shares to be issued will be based on the three-year (2018 – 2020) average ROCE as follows:

Average ROCE	Payout Level	Payout as a Percentage of Target(a)
< 1%	Below Threshold	0%
1%	Threshold	50%
6%	Target	100%
>= 11%	Superior	200%

(a) Will be interpolated linearly for intermediate results within the percentile range shown, up to a maximum of 200%.

Recently, the Company and its compensation advisors reviewed our incentive plans to determine whether they continue to fulfill their purpose of retaining key employees and incentivizing key employees to perform at a high level. After reviewing the Company's current incentive plans, the Company and the Compensation Committee determined that the current plans are not optimally effective in achieving their goals. Most significantly, because the ordinary shares of the Company have been trading at extremely low prices, the Company does not have a large enough share reserve to continue to rely on our 2010 Omnibus Incentive Plan as a material retention and incentive tool in the near future.

As a result, the Board, on the recommendation of the Compensation Committee, determined to (i) suspend the Company's Executive Non-Equity Incentive Compensation Plan with respect to 2019 and (ii) adopt (a) a new Executive Bonus Plan and (b) new retention award letters, in each case for certain key employees, including the named executive officers. See our Current Report on Form 8-K filed April 2, 2019 for detailed information regarding the Executive Bonus Plan and new retention award letters.

PERQUISITES

We provide our NEOs with limited perquisites and other personal benefits that we believe are reasonable and consistent with the practices of our peer group. Perquisites made available to our NEOs include an annual car allowance or the use of a company car and matching contributions to our 401(k) plan and other contribution plans. The amounts of these perquisites are shown in the 2018 Summary Compensation Table and the related footnotes. In April 2018, we discontinued the car allowance for all executive officers.

EXPATRIATE BENEFITS

For our NEOs who are assigned to an international location outside of their home country or country of primary residence, we provide reasonable and customary expatriate benefits, including relocation expenses, housing allowance and educational expenses for dependent children. The types and values of expatriate benefits for each NEO are shown in the 2018 Summary Compensation Table and notes to that table.

We also provide NEOs who are on international assignment a benefit designed to absorb the additional tax burden resulting from their assignment. We believe these benefits are standard in our industry and generally apply to non-management expatriate employees as well. We believe the level of tax benefit provided is reasonable and not excessive. Further, we believe the cost to the Company of providing this benefit is reasonable in light of the benefits we receive in having our officers assigned outside their home country.

The tax policy provided to NEOs assigned to Switzerland receiving expatriate benefits, i.e., only Mr. Bausch, follows a hypothetical tax model in which 30% of his base salary and 35% for all other incentive compensation is deducted from his salary, bonus and equity income, with no deductions and no exemptions. The fixed hypothetical tax withholding is intended to be commensurate with a typical executive's effective home country tax rate and applies irrespective of whether the executives incur actual home country tax. Weatherford, in turn, pays income and social taxes on behalf of the executive to the extent required on company related income. NEOs are responsible for home country and Swiss tax on their personal income. Many companies use a "tax equalization" method, in which the expatriate's taxes are calculated based on what they would be in his or her home country if he or she were not on an international assignment, and the Company reimburses the expatriate for all taxes above that amount. However, we believe the hypothetical tax approach reduces the administrative burden and costs associated with management and application of the policy.

OTHER GENERALLY AVAILABLE BENEFITS AND COMPENSATION

Our NEOs are eligible for additional Company-wide benefits on the same basis as other full-time employees. These include a 401(k) plan or other pension plan depending on their jurisdiction (e.g., Switzerland), as well as health, medical and welfare programs. We also pay life insurance premiums on their behalf. Additionally, our NEOs are entitled to severance benefits under: (i) with respect to all current NEOs, a Change in Control Agreement; (ii) with respect to Mr. McCollum, an individually tailored inducement arrangement; and (iii) with respect to all executive officers, excluding Mr. McCollum, our general severance guidelines. These agreements and guidelines are described below.

EXECUTIVE EMPLOYMENT AGREEMENTS

No current NEO has an employment agreement. In January 2018, we gave notice of non-renewal of the last remaining executive employment agreement to Mr. Doug Mills, our former Chief Accounting Officer. Mr. Mills exercised his right to terminate the agreement effective April 15, 2018. Benefits paid to Mr. Mills under his employment agreement are further described below and in the "2018 Summary Compensation Table" on page 33.

In connection with the separation of Mr. Mills and in accordance with the terms of his employment agreement, the Company paid Mr. Mills accrued vacation of $17,367, a pro-rated 2018 bonus calculated at $41,673, and an additional amount of $700,000 (representing one times the sum of base salary plus annual bonus calculated at a target level), plus interest on certain deferred amounts estimated at $3,800. Further, in settlement of long-term equity-based incentive awards, Mr. Mills received a gross distribution of 120,693 of the Company's ordinary shares with respect to RSUs. At the election of Mr. Mills, shares were withheld to satisfy the minimum tax withholding requirements. All payments and benefits were paid pursuant to the terms of the historical employment agreement and equity award agreements of Mr. Mills. Additionally, he received a separate cash payment in the amount of $525,000 in exchange for a general release of claims.

CHANGE IN CONTROL AGREEMENT

Each of our current NEOs, Mr. McCollum, Mr. Bausch, Mrs. Ibrahim, Mr. Blanchard and Mr. Fraser, as used in this section, the "executives," are party to a Change in Control Agreement (the "CIC Agreement") with the Company. The benefits provided to the executives in the event of a change of control of the Company are designed to allow them to assess takeover bids objectively and focus solely on the best interests of shareholders. In general, a change of control will occur if (i) another person becomes owner of 30% or more of the combined voting power of our stock, (ii) there is a change in a majority of the members of the then- incumbent Board, or (iii) our shareholders approve a merger with another entity in which our shareholders fail to own more than 50% of the combine voting power of the surviving entity.

The CIC Agreement has a term of two years, subject to automatic renewal for successive two-year periods if a change of control has not occurred, unless the Company provides notice of its intent not to renew the CIC Agreement. Under the terms of the CIC Agreement, if, during the term of the CIC Agreement, employment is terminated by the Company or its successor within six months preceding or at any time following a change of control of the Company, other than for "cause," or by the executive for "good reason," as those terms are defined in the agreement, they are entitled to receive:

- a lump sum cash payment equal to two or three times the sum of the highest base salary received in the preceding three years and the annual incentive cash compensation averaged over the preceding three years;

- any accrued salary, target annual incentive cash compensation for the year of termination and vacation pay, pro-rated to the date of termination;

- continuation for two or three years of all dental and health benefits, provided they remain responsible for the monthly employee contribution; and

- reasonable outplacement services upon request for a period of up to six months beginning with the first full month after termination.

Pursuant to the CIC Agreement, the executives are subject to a customary non-solicitation covenant that lasts during the period of employment and for one year thereafter.

Upon a change of control, the executive's equity awards will vest, any applicable forfeiture restrictions will lapse and the multiplier for the PSUs will be 2x. We have agreed to pay legal fees and expenses reasonably incurred by the executives in any disputes regarding the change of control, provided that they agree to reimburse for those fees and expenses if they act in bad faith in connection with any dispute. Benefits potentially payable to the executives under CIC Agreements are further described under "Estimate of Potential Payments upon Termination or Change of Control" beginning on page 38.

EXECUTIVE SEVERANCE GUIDELINES, SEVERANCE AND TERMINATION BENEFITS

The Committee has adopted a framework for severance arrangements for corporate officers, which we refer to as our executive severance guidelines. These guidelines are designed to set consistent parameters for corporate officers who are terminated for reasons other than performance or cause, and include payments as follows:

- Cash Amount (Salary Based): 12 to 18 months of base salary.

- Cash Amount (EICP/Bonus Based): If terminated in the first half of any fiscal year, none; if terminated in second half of any fiscal year, a pro-rata bonus based on actual achievement may be part of the severance package at the discretion of the CEO.

- Equity Amount: RSUs vesting in the 12 months following termination may be accelerated or cash in lieu may be provided, each at the discretion of the CEO. No action will be taken with respect to PSUs, which will be forfeited.

The only exception to our executive severance guidelines is Mr. McCollum. In the event he is terminated by the Company without "cause" or he leaves for "good reason," each as defined in the CIC Agreements (see above), in lieu of payments under the above severance guidelines, he will receive cash in an amount equal to two times base salary and his remaining RSU inducement award (consisting of 411,334 RSUs) will vest.

The potential payments that each of our current NEOs would have received if a termination of employment had occurred on December 31, 2018, under their respective agreements, arrangements and the executive severance guidelines are set forth under the section entitled "Estimate of Potential Payments Upon Termination or Change of Control" beginning on page 38.

CLAWBACK POLICY

Our Weatherford International Executive Compensation Clawback Policy sets out the terms under which we may seek to recover performance-based compensation from our officers. The purpose of the policy is to enable the Company to recoup performance-based compensation that is paid but it is subsequently determined not to have been earned had such compensation been calculated on the basis of restated financial results, including if the Committee determines that an officer has engaged in fraud, willful misconduct or gross negligence that has caused or contributed to the need for a material restatement of our financial statements. The Company may recoup all annual and long-term incentives with features based on the Company's financial performance, whether paid in cash or equity.

FURTHER CONSIDERATIONS FOR SETTING EXECUTIVE COMPENSATION

OVERSIGHT OF OUR EXECUTIVE COMPENSATION PRACTICES

Our executive compensation program is administered by the Compensation Committee (the "Committee") of the Board of Directors. The Committee currently consists of four directors: Mohamed A. Awad, Roxanne J. Decyk, John D. Gass (Chair) and Guillermo Ortiz. Currently, and at all times in 2018, all of the persons serving on the Committee were independent, as defined by the standards of the NYSE, and satisfied the qualification standards of Section 16 of the Exchange Act. The members of the Committee draw upon a combination of their respective business experience, other board service and advice from our independent compensation consultant in order to keep themselves abreast of current trends and best practices in the area of executive compensation.

The Committee is responsible for, among other functions, reviewing and approving the total compensation for our NEOs consistent with the philosophy and objectives described above.

COMPENSATION CONSULTANTS AND INDEPENDENCE

As set forth in its charter, which can be found on our website (www.weatherford.com), the Committee has the authority to retain and terminate compensation consultants to provide advice to the Committee. The Committee has retained Meridian to provide information, analyses, and advice regarding executive compensation, as well as independent support and guidance for the Company's compensation practices. The NYSE has adopted guidelines for compensation committees to consider when identifying Committee advisor independence. The Committee reviewed these guidelines and determined that Meridian is an independent consultant, and Meridian does not perform services for the Company other than those related to executive and non-employee director compensation.

Our management communicates with Meridian and provides data to Meridian regarding our executive officers, but does not direct Meridian's activities. Meridian has not performed or provided compensation services in the past to our management.

COMPENSATION PRINCIPLES AND BEST PRACTICES

Our compensation program is designed to reward our NEOs for the achievement of strategic and operational goals and increases in shareholder value, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking. We believe our program supports these goals, avoids objectionable pay practices, and engages in sound governance practices with respect to executive compensation.

WHAT WE DO

✓ **Pay for Performance.** We pay annual cash bonuses to NEOs only on the achievement of pre-determined and measurable objectives that benefit our Company and shareholders.

✓ **Share Ownership Guidelines.** Subject to a five year transition period, each of our NEOs must hold the equity equivalent in value of three times (or six times in the case of the CEO) their base salary.

✓ **Clawbacks.** We can recover performance-based compensation, both cash and equity, paid to executives but subsequently determined not to have been earned because financial results are restated, including if an officer has engaged in fraud, willful misconduct, or gross negligence that has directly caused or contributed to the need for a material restatement of our financial statements.

✓ **Double-Trigger Vesting.** The change of control provisions in the change of control agreements are "double-trigger" arrangements with respect to compensation other than equity awards.

✓ **Independent Compensation Committee and Compensation Consultant.** Only independent directors serve on the Compensation Committee. Additionally, the Compensation Committee engages an independent compensation consultant and meets with the consultant in executive sessions.

✓ **Annual Risk Assessment.** We conduct an annual comprehensive risk analysis of our executive compensation program with our independent compensation consultant to ensure that our program does not encourage inappropriate risk-taking. We also annually review a calculation of the shareholder value transfer and "burn rate" resulting from equity grants to ensure they are not excessive.

✓   **Reward Future Performance.** 2018 RSU awards vest ratably over a three-year period and reward for sustained future performance rather than past behavior. PSU awards do not vest if our share price does not increase. In 2018, we changed PSU awards to a three-year cliff in lieu of annual 1/3 vesting.

✓   **Peer Group Comparison.** We compare our executives' total compensation to a consistent peer group for market comparable data. We evaluate that peer group annually to ensure that it remains appropriate, and we add or remove peers only when clearly warranted.

WHAT WE DO NOT DO

X   **Discretionary Bonuses.** We do not pay discretionary bonuses except in the case of extraordinary achievement or sign-on bonuses.

X   **Guaranteed Bonuses.** We do not pay guaranteed bonuses and we do not pay multi-year bonuses.

X   **Automatic Base Salary Increases.** Our NEOs base salaries are reviewed annually and are not automatically increased each year.

X   **Tax Gross-Ups.** We do not provide tax gross-ups related to Section 280G or Section 409A of the Code.

X   **Hedging Company Stock.** We prohibit our executives and directors from engaging in hedging or derivative transactions involving our shares.

X   **Pledging Company Stock.** We prohibit our executives and directors from pledging our shares. No executives or director nominees currently pledge any of our shares.

X   **Employment Agreements.** In 2015, we stopped entering into new employment agreements with any existing or future executive officers. In January of 2018, we gave notice of non-renewal under our remaining employment agreements to each applicable corporate or executive officer who had a legacy employment agreement.

COMPENSATION PHILOSOPHY AND OBJECTIVES

The Compensation Committee follows a pay for performance philosophy in our executive compensation structure. The Committee's objective is to provide compensation to our executive officers at a level and in a manner that is intended to maximize shareholder value and be market competitive. Additionally, the short-term and long-term interests of our executive officers should be aligned with those of our shareholders. Our programs are designed to:

• drive and reward strong business performance to create superior value for our shareholders;

• support key financial and strategic objectives through pay for performance;

• attract, retain and motivate individuals in key executive positions, while limiting non-performance based entitlements;

• provide a clear link between pay and performance, without encouraging excessive risk taking; and

• require our executives to focus on both the short-term and long-term performance goals of the Company.

For 2018, the Committee approved base salary, annual performance compensation, and long-term incentive compensation for each NEO that was intended to be competitive with our peer group. Further, in setting the compensation of our NEOs, the Committee also took into consideration historical and individual circumstances, including our desire to attract new talent during a time of management transition. Factors also considered include tenure and experience, individual performance, anticipated future contributions, retention factors and the availability of comparable data for certain positions.

The Committee believes a majority of executive compensation should be "at risk" — that is, the ultimate, realized value of the compensation is tied to the Company's financial and equity performance. During periods when our financial performance meets or exceeds established objectives, we believe that NEOs should be rewarded under the incentive compensation programs for their efforts in achieving our goals. Likewise, when our performance does not meet the established goals, incentive compensation may be reduced.

MARKET ANALYSIS AND PEER GROUP

When considering our compensation practices and levels, the Committee has historically reviewed the compensation practices and levels of a peer group of publicly-traded energy service and exploration and production companies to determine market levels. There are a limited number of companies and potential peers available for us to use in determining an appropriate peer group. Our 2018 peer group was set in November 2017. Peers were selected from the following industries: (1) Equipment & Services/Machinery; (2) Drilling; and (3) Exploration & Production ("E&P"). As in prior years, weight was given to peer companies' (and proposed peer companies') revenues, assets, net income, market capitalization, enterprise value, and total shareholder return for one-, three- and five- year periods.

This peer group was used to develop the market data and benchmarking materials provided to the Compensation Committee to assist with the 2018 compensation decision making process and is set forth below. In connection with the Committee's periodic review of the composition of our peer group to ensure that the companies in the group are relevant for comparative purposes, the peer group was re-evaluated in October of 2018. No changes were made to the Company's 2018 peer group other than to reflect the business combination of Chicago Bridge & Iron Company N.V. with McDermott International, Inc., as the Committee believes it remains the appropriate peer group for 2019.

2018 PEER GROUP

APA	Apache Corp.	**HES**	Hess Corporation	**NE**	Noble Corp plc
BHI	Baker Hughes, A GE Company	**MRO**	Marathon Oil Corporation	**OII**	Oceaneering International, Inc.
DOV	Dover Corporation	**MDR**	McDermott International, Inc.	**PNR**	Pentair plc
ESV	Ensco plc	**NBR**	Nabors Industries, Ltd.	**RIG**	Transocean Ltd.
HAL	Halliburton Company	**NOV**	National Oilwell Varco, Inc.		

RISK ANALYSIS OF OUR COMPENSATION PROGRAMS

The Committee reviews our compensation plans and policies to ensure that they do not encourage excessive risk-taking and instead encourage behaviors that support sustainable value creation. In 2018, the Committee, with the assistance of Meridian, reviewed the Company's compensation policies and practices for executive officers, and believes that our compensation programs are not reasonably likely to have a material adverse effect on the Company. We believe the following factors reduce the likelihood of excessive risk-taking:

- the program design provides a balanced mix of cash and equity, annual and long-term incentives, fixed and variable pay, and performance metrics;

- maximum payout levels for annual cash incentives are capped;

- the Committee has downward discretion over incentive program payouts;

- executive officers are subject to share ownership guidelines;

- compliance and ethical behaviors are integral factors considered in all performance assessments; and

- the Company has a clawback policy that covers performance-based compensation, whether paid in cash or equity.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As of the date hereof, the Compensation Committee's current members are all independent, non-employee directors. None of the current Compensation Committee members has served as an officer or employee of the Company.

2018 PAY FOR PERFORMANCE ALIGNMENT

Base salaries	• Base salaries were not changed for any officers other than Mr. Bausch who received a market-based increase due to his critical skills and a desire for retention. • Mr. Fraser became an executive officer in April of 2018. His salary was based on market factors, responsibilities and the total personal contributions he has made to the Company.
Limited payout of annual cash incentive compensation	• The performance objectives under our Executive Non-Equity Incentive Compensation Plan (the "EICP") were carefully selected to drive performance toward our strategic goals for the year. In 2018, our NEOs' objectives were based on Adjusted EBITDA, free cash flow, transformation and safety. • As the Company achieved some objectives, executive officers were paid 48.3% of their target bonus.
Cliff-vesting for 2018 performance share units	• The performance share units (the "PSUs") granted to our NEOs in 2018 have a three-year cliff vesting. PSUs granted in 2018, shall vest or lapse based on the level of achievement of the performance goals over the performance period ending December 31, 2020, subject to forfeiture restrictions.
Realized compensation less than reported compensation	• Although we believe we have made positive steps to position us for the future, our 2018 financial performance and share performance still fell below our objectives. As a result, our NEOs did not realize any value in 2018 from performance-based share incentives granted in 2016 and 2017. Further, over the past three years, our NEOs have experienced a significant pay differential between actual pay received and total compensation as reported in the 2018 Summary Compensation Table. We believe this result emphasizes the pay-for-performance nature of our compensation structure, which is designed to align executive reward with shareholder value creation.

COMPENSATION COMMITTEE REPORT

The Compensation Committee believes executive compensation should be based on performance, and Weatherford's executive pay program implements that belief. Our program is designed to hold our executives accountable for results and to reward them for achieving their targets. The Compensation Discussion and Analysis included above describes the Committee's decisions regarding our executives' compensation for 2018 and how those decisions support and implement our philosophy.

We have reviewed the Compensation Discussion and Analysis and discussed it with management and recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Mohamed A. Awad	Roxanne J. Decyk	John D. Gass (Chair)	Guillermo Ortiz

EXECUTIVE COMPENSATION TABLES

2018 SUMMARY COMPENSATION TABLE

This table shows the total compensation paid for the years ended December 31, 2018, 2017 and 2016 to our NEOs, including certain former executive officers.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(e)	Non-Equity (Cash) Incentive($)(f)	All Other Compensation ($)(g)	Total ($)
Mark A. McCollum						
President and Chief Executive Officer(a)	2018	1,000,000	7,286,322	579,600	130,510	8,996,432
	2017	687,500	9,460,693	279,167	31,027	10,458,387
Christoph Bausch						
Executive Vice President and Chief Financial Officer(b)	2018	657,131	2,464,493	313,950	200,111	3,635,685
	2017	634,844	2,292,891	253,125	629,000	3,809,860
	2016	308,216	859,700	–	381,725	1,549,641
Christina M. Ibrahim						
Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary	2018	625,000	1,714,433	301,875	142,344	2,783,652
	2017	625,000	2,183,701	362,500	64,028	3,235,229
	2016	578,125	1,825,526	–	23,801	2,427,452
Karl Blanchard						
Executive Vice President and Chief Operating Officer(a)	2018	700,000	3,000,256	338,100	15,735	4,054,091
	2017	255,208	2,545,810	86,290	7,414	2,894,722
Stuart Fraser						
Vice President and Chief Accounting Officer(c)	2018	425,000	542,112	149,893	100,363	1,217,368
Doug Mills						
Former Chief Accounting Officer(d)	2018	116,667	535,763	41,673	1,280,154	1,974,257
	2017	400,000	1,541,849	149,640	38,659	2,130,148
	2016	323,750	1,179,048	–	28,026	1,530,824

(a) Mr. McCollum joined the Company in April 2017; Mr. Blanchard joined the Company in August 2017.

(b) Mr. Bausch is paid in Swiss francs (CHF). Cash compensation shown above is translated to USD using monthly rates for each pay period.

(c) Mr. Fraser became our Chief Accounting Officer in April 2018. He was not an NEO in 2016 or 2017 and therefore his compensation is not shown for those years. The Non-Equity Incentive amount reflected in the table includes Mr. Fraser's achievement under the Company's Management Bonus Plan prior to his promotion to Chief Accounting Officer in addition to his achievement under the EICP.

(d) Mr. Mills was our Chief Accounting Officer until his departure from the Company effective April 15, 2018.

(e) Assumptions used in the calculation of these amounts are included in Note 17 (Share-Based Compensation) to the audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018. For the PSUs granted during 2018, the value of the award at the grant date, assuming that the highest level of performance conditions will be achieved, are set forth below. For additional information regarding our 2018 grants, please see page 34 of this Proxy Statement.

Executive	Maximum Payout ($)
McCollum	$6,800,000
Bausch	$2,300,000
Ibrahim	$1,600,000
Blanchard	$2,800,000
Fraser	$ 470,000

(f) Each of our NEOs is eligible to participate in our EICP. Details of the payments under the EICP are provided earlier under "Annual Cash Incentive Compensation," of the CD&A section of this Proxy Statement and for our current NEOs, actual payouts ranged from 36% to 58% of base salary in 2018. In 2016, because the Company did not meet its minimum free cash flow objective, no payout was made to any NEO.

(f) All Other Compensation for 2018 consists of the following:

	Car/Car Allowance ($)(1)	Matching Contributions and Other Contribution Plans ($)(2)	Life Insurance Premiums ($)	Relocation & Geographic Differential ($)	Housing, Schooling and Other ($)	Gross-ups and Net Taxes Paid ($)(3)	Termination Pay ($)(4)
McCollum	2,700	47,633	6,870	–	–	73,307	–
Bausch	4,736	31,673	1,614	161,286	253,155	(252,353)	–
Ibrahim	2,700	28,390	2,833	–	–	108,421	–
Blanchard	–	11,000	4,735	–	–	–	–
Fraser	2,700	15,753	1,846	10,000	33,892	36,172	–
Mills	2,700	4,667	6,628	–	–	19,992	1,246,167

(1) In April 2018, we discontinued the car allowance for all executive officers.

(2) Mr. Bausch is a participant in the Weatherford International Swiss Pension Plan. In addition, contributions were made to the Swiss Pension Plan for Mr. McCollum, Mrs. Ibrahim and Mr. Fraser, in conjunction with their time spent working in Switzerland. All individuals other than Mr. Bausch are participants in the U.S. 401(k) plan. Amounts shown represent Company contributions to these plans.

(3) Gross-ups and Net Taxes Paid represent the difference between amounts paid on behalf of the executive during the year for social contributions and taxes and amounts withheld from the executive's compensation during the year for hypothetical taxes, if applicable.

(4) For details of termination pay, see "Executive Employment Agreements" on page 28 of this Proxy Statement.

GRANTS OF PLAN-BASED AWARDS

The following table provides information regarding plan-based awards granted in 2018 to the NEOs.

Name	Grant Date (4)	Estimated Future Payouts Under Non-Equity (Cash) Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock (#)	Grant Date Fair Value of Share Awards ($)(3)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Mark A. McCollum	Jan. 31	600,000	1,200,000	2,400,000					
	Jan. 31				422,886	845,772	1,691,544		3,953,984
	Jan. 31							845,771	3,332,338
Christoph Bausch	Jan. 31	325,000	650,000	1,300,000					
	Jan. 31				143,035	286,070	572,140		1,337,377
	Jan. 31							286,070	1,127,116
Christina M. Ibrahim	Jan. 31	312,500	625,000	1,250,000					
	Jan. 31				99,503	199,006	398,012		930,353
	Jan. 31							199,005	784,080
Karl Blanchard	Jan. 31	350,000	700,000	1,400,000					
	Jan. 31				174,130	348,260	696,520		1,628,116
	Jan. 31							348,259	1,372,140
Stuart Fraser	Feb. 7(5)							90,000	263,700
	Apr. 27	108,724	217,449	434,897					
	Apr. 27(6)				39,830	79,660	159,320		278,412
Douglas M. Mills	Jan. 31	150,000	300,000	600,000					
	Jan. 31				31,095	62,190	124,380		290,738
	Jan. 31							62,189	245,025

(1) Represents potential payments for the year ended December 31, 2018 under the terms of the EICP. See "Elements of Our Executive Compensation Program– Annual Cash Incentive Compensation" in the CD&A section of this Proxy Statement for more information including specific payments for 2018.

(2) The amounts shown represent the aggregate threshold, target, and maximum payment levels with respect to the grant of PSUs tied to relative TSR and average ROCE over the performance period. The number of shares shown in the "Threshold" column reflects a payout of 50% of the number of PSUs granted. The number of shares shown in the "Target" column reflects a payout of 100% of the number of PSUs granted. The number of shares shown in the "Maximum" column reflects the highest possible payout of 200% of the number of PSUs granted. The number of shares earned will be determined by linear interpolation if the performance results are between threshold and target, or target and maximum, up to the maximum number of shares shown in the "Maximum" column.

(3) The grant date fair value of each of the awards was based on the Company's closing share price on the date of the grant for RSUs and, for PSUs, a fair value calculated using a Monte Carlo valuation model, in accordance with FASB ASC Topic 718. See "Note 17 (Share-Based Compensation)" to the audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018, for details as to the assumptions used to determine the fair value of equity awards. RSUs and PSUs were granted under the terms of the 2010 Omnibus Incentive Plan, as amended.

(4) RSUs granted on January 31st, vest ratably in equal annual installments over a period of three years. The PSUs granted on January 31st cliff vest on January 31, 2021. Vesting for PSUs remains subject to the attainment of applicable target payment level performance objectives.

(5) RSUs granted on February 7th, vest ratably in equal annual installments over a period of three years.

(6) The PSUs granted on April 27th cliff vest on April 27, 2021. Vesting for PSUs remains subject to the attainment of applicable performance objectives.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2018

The following table provides information about the number of outstanding equity awards held by our NEOs at December 31, 2018.

| | Stock Awards | | | |
Name	Number of Shares or Units That Have Not Vested (#)	Market Value of Shares or Units That Have Not Vested($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)(1)	Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)(1)
Mark A. McCollum	365,630(2)	204,753	182,815(5)	102,376
	411,334(3)	230,347		
	845,771(4)	473,632	422,886(6)	236,816
Christoph Bausch	33,333(7)	18,666		
	10,000(8)	5,600		
	132,575(9)	74,242	66,288(10)	37,121
	286,070(4)	160,199	143,035(6)	80,100
Christina M. Ibrahim	53,850(11)	30,156	26,925(12)	15,078
	126,262(9)	70,707	63,131(10)	35,353
	199,005(4)	111,443	99,503(6)	55,722
Karl Blanchard	338,164(13)	189,372	56,361(14)	31,562
	348,259(4)	195,025	174,130(6)	97,513
Stuart Fraser	11,667(8)	6,534		
	90,000(15)	50,400		
			39,830(16)	22,305

(1) For PSUs, the number of shares or units reported and the payout value reported are based on achieving the threshold performance level, which is 50% of the PSUs granted.

(2) RSUs vest in equal increments on each of April 24, 2019 and 2020.

(3) RSUs vest as follows: 137,112 units on April 24, 2019 and 274,222 units on April 24, 2020.

(4) RSUs vest in equal increments on each of January 31, 2019, 2020 and 2021.

(5) PSUs are eligible to vest in equal increments on each of April 24, 2019 and 2020, subject to the attainment of applicable performance objectives. Units vesting on April 24, 2019 did not meet performance objectives and will not vest.

(6) PSUs are eligible to cliff vest on January 31, 2021 subject to the attainment of applicable performance objectives.

(7) RSUs vest on June 7, 2019.

(8) RSUs vest on September 8, 2019.

(9) RSUs vest in equal increments on each of January 24, 2019 and 2020.

(10) PSUs were/are eligible to vest in equal increments on each of January 24, 2019 and 2020. No PSUs vested on January 24, 2019 because performance objectives were not met.

(11) RSUs vest on January 18, 2019.

(12) PSUs were eligible to vest on January 18, 2019, subject to the attainment of applicable performance objectives. No PSUs vested on January 18, 2019 because performance objectives were not met.

(13) RSUs vest in equal increments on each of September 21, 2019 and 2020.

(14) PSUs are eligible to vest in equal increments on each of September 21, 2019 and 2020, subject to the attainment of applicable performance objectives. Units vesting on September 21, 2019 did not meet performance objectives and will not vest.

(15) RSUs vest in equal increments on each of February 7, 2019, 2020 and 2021.

(16) PSUs are eligible to cliff vest on April 27, 2021, subject to the attainment of applicable performance objectives.

OPTION EXERCISES AND SHARES VESTED IN 2018

The following table provides information about option awards and stock awards that vested, and the value realized on exercise and vesting by our NEOs during 2018.

Name	Share Awards	
	Number of Shares/Units Acquired on Vesting (#)	Value Realized On Vesting ($)(a)
Mark A. McCollum	319,928	883,001
Christoph Bausch	109,621	428,382
Christina M. Ibrahim	150,314	581,814
Karl Blanchard	169,082	444,686
Stuart Fraser	62,066	149,022
Douglas M. Mills (b)	212,063	696,944

(a) Calculated by multiplying the number of ordinary shares by the market value of the underlying shares on the date of vesting.

(b) Mr. Mills left the Company effective April 15, 2018. In connection with the separation of his employment from the Company and pursuant to the terms of his employment agreement, he received a gross distribution of 120,693 ordinary shares with respect to RSUs.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The following table lists the compensation and benefits that Weatherford would provide to our current NEOs in various scenarios involving a termination of employment or upon a change of control. Compensation and benefits generally available to salaried employees are not included in the below. As described previously in this Proxy Statement:

• Mr. McCollum has a certain severance arrangement and a CIC Agreement; and

• Mr. Bausch, Mrs. Ibrahim, Mr. Blanchard and Mr. Fraser have CIC Agreements and would generally be subject to our executive severance guidelines.

Compensation Elements	Termination / Change of Control Scenarios					
	Retirement, Resignation, or Termination with Cause(1)(5)	Death or Disability	Termination without Cause or with Good Reason		Change of Control without Termination of Employment(2)	Change of Control with Termination of Employment without Cause or for Good Reason(2)
	All NEOs	All NEOs	Mr. McCollum	All NEOs excluding McCollum(3)	All NEOs	All NEOs
Base Salary	Ceases immediately	Ceases immediately(4)	Ceases immediately	Ceases immediately	Continues	Ceases immediately
Cash Severance	None	None	2x salary	1x to 1.5x salary	None	3x (salary plus target/ average annual cash incentive)(5)
Annual Cash Incentive Compensation	Forfeited	Prorated for the year and based on actual performance	Forfeited	Either forfeited (first half of year) or prorated based on actual performance (second half of year)	Immediate cash payment at superior(6)	Immediate cash payment at superior(6)
Restricted Share Units	Forfeited	Awards immediately vest	RSU inducement grant vests	RSUs for next 12 months may vest	Awards immediately vest	Awards immediately vest
Performance Share Units	Forfeited	Awards immediately vest	Forfeited	Forfeited	Awards immediately vest(7)	Awards immediately vest(7)
Health, Welfare and Other Benefits (8)(9)	None	None (4)	None	None	Continue	Outplacement services provided; 2 or 3 years continued dental/health coverage; legal fees, upon dispute

(1) No special or additional payments are payable to any of the NEOs under a CIC Agreement or otherwise in the event of termination of employment by way of retirement, resignation or termination for "cause."

(2) Under the CIC Agreement, "change of control" is generally deemed to occur if (i) any person acquires 30% or more of our ordinary shares; (ii) at least a majority of the members of the current Board of Directors cease to be directors other than in specified circumstances; (iii) upon the consummation of a merger or similar transaction other than (a) a transaction in which the shareholders beneficially owning the ordinary shares outstanding immediately prior to the transaction represent at least 50% of the voting power immediately after the transaction, (b) a transaction in which no person owns 30% or more of the outstanding ordinary shares or voting power of the surviving entity, and (c) a transaction in which at least a majority of the members of the Board of Directors of the surviving entity are current members of the Board of Directors at the time the transaction was approved; or (iv) approval or adoption by the Board of Directors or our shareholders of a plan or proposal which could result directly or indirectly in the liquidation, transfer, sale or other disposal of all or substantially all of the Company's assets or a dissolution of the Company.

(3) Under the executive severance guidelines, a cash severance of 12 to 18 months of annual base salary may be paid at the discretion of the CEO. If an NEO is terminated in the first half of any fiscal year, no annual cash incentive compensation will be paid. If an NEO is terminated in the second half of any fiscal year, the annual cash incentive compensation will be pro-rated based on actual achievement and may be part of the severance package at the discretion of the CEO. Acceleration and vesting of RSUs originally scheduled to vest within 12 months of the termination date, may vest at the discretion of the CEO and with the prior approval of the Compensation Committee of the Board of Directors. No action will be taken with respect to PSUs which will be forfeited.

(4) Under the CIC Agreement, following a change of control and during the term of the agreement, (a) during a period of incapacity, a NEO would continue to receive his or her full salary and all compensation and benefits payable under the terms of the then-current plans until the NEO is terminated by the Company for disability or (b) in the event of death, the NEO's estate would receive his or her full salary and all compensation and benefits payable under the terms of the then-current plans through the date of the NEO's death.

(5) Under the CIC Agreement, severance would be payable if an NEO's employment is terminated (i) by the Company "without cause" or (ii) by the Executive for "good reason" within 6 months preceding or two years following a change of control under certain circumstances. "Cause" means willful and continued failure of the NEO to perform his or her duties or the NEO willfully engaging in illegal conduct or gross misconduct that is harmful to the Company. "Good reason" includes a material reduction in a NEO's authorities, responsibilities, status, compensation or benefits (unless part of a cost reduction initiative) or the failure of any successor company to assume the agreement. Under each CIC Agreement, the NEO's average annual bonus for the prior three years is used for calculation purposes. The multiple for all NEOs is three, except Mr. Fraser. His multiple is two.

(6) Under the Executive Non-Equity Incentive Compensation Plan ("EICP"), upon a change in control an NEO is entitled to an immediate cash payment equal to the maximum award payment, or superior amount. See the description under "Annual Cash Incentive Compensation" on page 24.

(7) The PSUs granted beginning in January 2016 that have not lapsed will accelerate and vest at a multiple of two upon a change of control.

(8) Mr. Bausch is eligible for tax benefits under the Company's tax policy. See "Expatriate Benefits" on page 27.

(9) Under each CIC Agreement, (i) all dental and health benefits under any plans that are provided to a NEO and his or her family prior to termination would be maintained after termination for a period of two to three years or such longer period as the plans may require, provided the NEO makes his or her required contribution and that such benefits are secondary to any benefits offered by another employer; and (ii) upon request, up to a maximum of $35,000 or for no longer than 6 months, the Company will pay for outplacement services for the NEO, the provider of which would be selected and paid directly by us for a period not extending beyond the last day of the second taxable year following the taxable year in which the NEO's termination occurs. We are required to pay reasonable legal fees and expenses incurred by the NEO in any disputes regarding his or her CIC Agreement, so long as the NEO undertakes to reimburse the Company for such amounts paid if the NEO is determined to have acted in bad faith in connection with the dispute.

ESTIMATE OF POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The table below describes the value of compensation and benefits payable to each current NEO upon termination that would exceed the compensation or benefits generally available to salaried employees. Benefits and payments are calculated assuming the triggering event occurred on December 31, 2018. The following includes the various types of circumstances that would trigger payments and benefits under plans, agreements and arrangements currently in effect. Reasonable estimates are provided where appropriate. It is always possible that different arrangements could be negotiated in connection with an actual termination of employment or change of control. No information is provided in this table with regard to potential payments to former employees listed as NEOs in this Proxy Statement if such NEO received payments prior to December 31, 2018; these actual payments are described in "Executive Employment Agreements" on page 28.

Name	Cash Severance ($)(1)(2)	Annual Cash Incentive Compensation ($)(2)	Restricted Share Units - Unvested and Accelerated ($)(3)	Performance Share Units - Unvested and Accelerated ($)(3)	Welfare and Other Benefits ($)	Total ($)
Mark A. McCollum						
Retirement, Resignation or Termination with Cause	0	0	0	0	0	0
Death or Disability	0	579,600	908,732	163,403	0	1,651,735
Termination Without Cause or With Good Reason	2,000,000	0	230,347	0	0	2,230,347
Change of Control Without Termination	0	2,400,000	908,732	1,356,770	0	4,665,502
Change of Control With Termination	4,217,880	2,400,000	908,732	1,356,770	28,080	8,911,462
Christoph Bausch						
Retirement, Resignation or Termination with Cause	0	0	0	0	0	0
Death or Disability	0	313,950	258,708	55,269	0	627,927
Termination Without Cause or With Good Reason	650,000	313,950	114,787	0	0	1,078,737
Change of Control Without Termination	0	1,300,000	234,441	468,882	0	2,003,323
Change of Control With Termination	2,329,688	1,300,000	234,441	468,882	59,832	4,392,843
Christina M. Ibrahim						
Retirement, Resignation or Termination with Cause	0	0	0	0	0	0
Death or Disability	0	301,875	212,306	38,448	0	552,629
Termination Without Cause or With Good Reason	625,000	301,875	102,657	0	0	1,029,532
Change of Control Without Termination	0	1,250,000	212,306	424,612	0	1,886,918
Change of Control With Termination	3,034,375	1,250,000	212,306	424,612	43,344	4,964,637
Karl Blanchard						
Retirement, Resignation or Termination with Cause	0	0	0	0	0	0
Death or Disability	0	338,100	384,397	67,283	0	789,780
Termination Without Cause or With Good Reason	700,000	338,100	159,695	0	0	1,197,795
Change of Control Without Termination	0	1,400,000	384,397	516,299	0	2,300,696
Change of Control With Termination	2,810,430	1,400,000	384,397	516,299	28,080	5,139,206
Stuart Fraser						
Retirement, Resignation or Termination with Cause	0	0	0	0	0	0
Death or Disability	0	105,028	56,934	15,390	0	177,352
Termination Without Cause or With Good Reason	425,000	105,028	23,334	0	0	553,362
Change of Control Without Termination	0	637,500	0	89,219	0	726,719
Change of Control With Termination	1,114,604	637,500	0	89,219	28,896	1,870,219

(1) A zero (0) indicates either that there is no amount payable to the NEO, or the amount payable is generally available for both the NEOs and all salaried employees.

(2) Under the EICP, (i) upon death or disability annual cash incentive compensation is prorated to the date of the triggering event and based on actual performance and (ii) upon a change in control annual cash incentive compensation is paid at superior. Under our executive severance guidelines, (i) cash severance can be between 12 to 18 months of base salary; for this table, 12 months has been used; (ii) the annual cash incentive compensation is none if terminated in the first half of any fiscal year, and pro-rated based on actual achievement if terminated during the second half of this year; and RSUs vesting in the 12 months following termination may be accelerated or cash in lieu may be provided, each at the discretion of the CEO.

(3) In the event of death, disability, termination without cause or termination with good reason, the RSUs that have not lapsed will accelerate and vest. In the event of death, disability, termination without cause or termination with good reason, the PSUs that have not lapsed will accelerate and vest based on performance during the measurement period. As of December 31, 2018, none of the performance goals were achieved. As a result, no ordinary shares were earned upon vesting of these PSUs based on 2018 performance. In the event of a change in control, the PSUs that have not lapsed will accelerate and vest at a multiple of two upon a change of control.



PAY RATIO

2018 CEO PAY RATIO DISCLOSURE

Beginning in fiscal year 2017 and pursuant to a mandate of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are required to disclose the ratio of the total annual compensation of our CEO to the median of the total annual compensation of all of our employees, excluding our CEO (the "Pay Ratio Rule").

Pay Ratio Calculation Method:

For 2018, for purposes of the Pay Ratio Rule the total compensation of Mr. McCollum, our President and CEO, was $9,006,485 and the median employee's total annual compensation was $53,543. The resulting ratio of our CEO's pay to our median employee's pay for fiscal year 2018 is 168:1. For purposes of the Pay Ratio Rule, we calculated the total annual compensation of our CEO and the median employee for 2018 in accordance with the Summary Compensation Table rules, except that we included certain nondiscriminatory employee benefits and welfare contributions in the compensation of both our CEO and the median employee. Because the annual total compensation information of our CEO reflected in the Summary Compensation Table on page 33 does not include such employee benefits or welfare contributions, there is a difference between the total annual compensation of our CEO used for the Pay Ratio Rule and in the Summary Compensation Table.

We used the same median employee for the pay ratio in 2018 as in 2017. There was no material change in our employee population or in our employee compensation arrangements or other material change that we reasonably believe would significantly affect our pay ratio calculation. We identified our median employee for the 2017 pay ratio analysis using the methodology and exemptions as described below.

To identify employees subject to the Pay Ratio Rule, we started with a total employee population of 30,217, including full-time, part-time and seasonal workers of the Company and its consolidated subsidiaries. Employees on unpaid leave of absence were excluded and wages and salaries were annualized for those full time employees that were not employed for the full year 2017. As permitted by the Pay Ratio Rule, we excluded 1,192 or 3.9%, of our total employees who are non-U.S. employees from the total employee population under the "de minimis exemption" exclusion, such that we used an employee population of 6,632 U.S. employees and 22,393 non-U.S. employees for purposes of determining the median employee. The excluded countries, along with the number of employees in each country, is as follows:

- Albania – 24
- Austria – 5
- Bahrain – 22
- Bangladesh – 3
- Bolivia – 61
- Brunei – 40
- Bulgaria – 1
- Cameroon – 82
- Chad – 5
- Chile – 87
- Cote D'Ivoire – 1
- Cyprus – 6
- Denmark – 29
- Ecuador – 24
- Equatorial Guinea – 3
- France – 57
- Gabon – 4
- Ghana – 1
- Hungary – 1
- Jordan – 1
- Kenya – 11
- Libya – 6
- Luxembourg – 2
- Morocco – 2
- Mozambique – 20
- Myanmar – 1
- Netherlands – 67
- New Zealand – 15
- Nigeria – 74
- Papua New Guinea – 1
- Peru – 61
- Philippines – 8
- Poland – 15
- Qatar – 20
- Senegal – 1
- Singapore – 71
- South Africa – 6
- Spain – 4
- Switzerland – 40
- Tanzania 1
- Trinidad & Tobago – 60
- Tunisia – 65
- Turkey – 13
- Turkmenistan – 61
- Ukraine – 67
- Uzbekistan – 1
- Vietnam – 38
- Yemen – 4

We used total annual cash compensation as reported in our payroll systems on October 1, 2017 to prepare a listing of the compensation of all employees. Total annual cash compensation included salary (fixed and hourly), overtime pay, bonuses and incentives. From this list, we identified several employees with compensation at the median of the annual total compensation of all employees. The median employee, residing in the same jurisdiction (the United States) as our CEO (in order to approximate the cost of living), was chosen from this group of employees.

AGENDA ITEM 4 – REVERSE STOCK SPLIT

The Board of Directors recommends that you vote "FOR" this proposal.

We are asking our shareholders to approve a reverse stock split (i.e., a consolidation of share capital under Irish law) at a ratio of 1-for-20. Accordingly, if our shareholders vote in favor of Agenda Item 4, then every 20 ordinary shares of $0.001 each in the authorized but un-issued and in the authorized and issued share capital of the Company will be consolidated into 1 ordinary share of $0.001 each. Following the reverse stock split, an amended Memorandum and Articles of Association is required to be filed with the Irish Companies Registration Office to reflect the reverse stock split. The amended Memorandum and Articles of Association, to reflect the consolidation of share capital, is attached to this Proxy Statement as Annex A.

At the close of business on April 15, 2019, we had 1,003,334,214 ordinary shares issued. Based on the number of ordinary shares currently issued, immediately following the completion of the reverse stock split, and, for illustrative purposes only, we would have approximately 50,166,710 ordinary shares issued, without giving effect to the treatment of fractional shares. We do not expect the reverse stock split itself to have any economic effect on our shareholders, debt holders or holders of options or restricted stock, except to the extent the reverse stock split will result in fractional shares as discussed below.

Reasons for the Reverse Stock Split

We are asking our shareholders to approve a reverse stock split with a view to increasing the per share trading price of our ordinary shares. We believe an increased share trading price could have the following benefits:

- *Reduced Risk of NYSE Delisting*. Our Board believes that a reverse stock split may allow us to avoid having our ordinary shares delisted from the NYSE. In order for our ordinary shares to continue to be listed on the NYSE, we must satisfy certain listing maintenance standards established by the NYSE. On December 12, 2018, we received a letter from the NYSE informing us that because the average closing price of our ordinary shares was below $1.00 for a consecutive 30-trading-day period, we did not comply with the minimum closing price requirement for continued listing on the NYSE under Section 802.01C of the NYSE Listed Company Manual. The Board expects that a reverse stock split of our ordinary shares will increase the market price of our ordinary shares so that we are able to maintain compliance with the NYSE minimum bid price listing standard.

- *Increase in Eligible Investors*. The reverse stock split could allow a broader range of institutions to invest in our ordinary shares (namely, funds that are prohibited from buying stocks with a price below a certain threshold), potentially increasing trading volume and liquidity of our ordinary shares.

- *Increased Analyst and Broker Interest*. The reverse stock split could increase analyst and broker interest in our ordinary shares as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have adopted internal policies and practices that either prohibit or discourage them from investing in such stocks or recommending them to their customers. Some of those policies and practices may also function to make the processing of trades in low-priced stocks economically unattractive to brokers.

- *Decreased Transaction Costs for Shareholders*. Brokers' commissions on transactions in low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, and because of this, the current average price per share of our ordinary shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher.

Risk Factors Associated with the Reverse Stock Split

We cannot assure you that the reverse stock split, if implemented, will have the desired effect of raising the price of our ordinary shares over the long term. The history of similar reverse stock split consolidations for companies in like circumstances is varied. There is no assurance that:

- the per share market price of our ordinary shares after the reverse stock split would either exceed or remain in excess of the $1.00 minimum price for a sustained period of time, as required by the NYSE;

- the trading price per share of our ordinary shares after the reverse stock split would rise in proportion to the reduction in the number of our ordinary shares outstanding before the reverse stock split;

- the reverse stock split would result in a per share price that would increase the level of investment by institutional investors or increase analyst and broker interest in our company; or

- the reverse stock price will result in decreased transaction costs for our shareholders.

In addition, there can be no assurance that our ordinary shares will not be delisted due to a failure to meet other continued listing requirements even if the per share market price of our ordinary shares after the reverse stock split remains in excess of $1.00.

The market price of our ordinary shares will also be based on our performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is consummated and the trading price of our ordinary shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the reverse stock split. Furthermore, the liquidity of our ordinary shares could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

Immediately following the reverse stock split, each shareholder would own a reduced number of ordinary shares. However, the reverse stock split would affect all shareholders uniformly and would not affect any shareholder's percentage ownership interest in Weatherford (except to the extent that the reverse stock split would result in some of our shareholders owning a fractional share as described below). Proportionate voting rights and other rights and preferences of the holders of ordinary shares would not be affected by the reverse stock split (except to the extent that the reverse stock split would result in some of our shareholders owning a fractional share as described below). For example, a holder of 2% of the voting power of the outstanding ordinary shares immediately prior to the reverse stock split would continue to hold approximately 2% of the voting power of the outstanding ordinary shares immediately after the reverse stock split. The number of shareholders of record also would not be affected by the reverse stock split (except to the extent that the reverse stock split would result in some of our shareholders owning only a fractional share as described below).

The following table contains approximate information relating to our ordinary shares under the 1-for-20 ratio (whereby every 20 ordinary shares of $0.001 each be consolidated into 1 ordinary share of $0.001 each in the capital of the Company and without giving effect to the treatment of fractional shares), based on share information as of close of business on April 15, 2019 and does not reflect the additional shares being requested for addition to the 2010 Omnibus Incentive Plan, as amended and restated (see Agenda Item 8) or the Employee Stock Purchase Plan (see Agenda Item 9):

Ordinary Shares	Prior to Consolidation	After Consolidation
Authorized	1,356,000,000	67,800,000
Outstanding	1,003,334,214	50,166,710
Reserved for future issuance pursuant to our Equity Incentive Award Plans	14,201,876	710,093
Reserved for future issuance pursuant to outstanding restricted share units	15,377,302	768,865
Reserved for future issuance pursuant to outstanding warrants	84,500,000	4,225,000
Reserved for future issuance pursuant to exchangeable notes	163,394,484	8,169,724

If the proposed reverse stock split is implemented, it would increase the number of our shareholders who own "odd lots" of less than 100 ordinary shares. Brokerage commission and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 ordinary shares.

Our ordinary shares are currently registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we are subject to the periodic reporting and other requirements of the Exchange Act. The reverse stock split would not affect the registration of our ordinary shares under the Exchange Act. If the reverse stock split is implemented, our ordinary shares would continue to be reported on the NYSE under the symbol "WFT".

Effective Time

If our shareholders vote in favor of the reverse stock split, the effective time of the reverse stock split will be immediately following the close of business of the NYSE on June 25, 2019 (the date of the Annual General Meeting) or such later date to which the Annual General Meeting may be adjourned (the "Effective Time").

Treatment of Fractional Shares

No scrip or fractional shares would be issued if, as a result of the reverse stock split, a shareholder would otherwise become entitled to a fractional share. Instead, we would consolidate the fractional entitlements that arise from the reverse stock split into new ordinary shares, which will then be sold into the market. The cash proceeds of such sale would then be distributed *pro rata* among the affected shareholders. No transaction costs would be assessed to shareholders for the cash payment. Shareholders would not be entitled to receive interest for their fractional shares. To the extent that all such fractional entitlements cannot be consolidated into new ordinary shares, any remaining fractional entitlements shall be cancelled.

If pre-reverse stock split, you do not hold sufficient ordinary shares to receive at least one ordinary share after the reverse stock split, and you want to hold our ordinary shares after the reverse stock split, you may do so by taking either of the following actions far enough in advance so that it is completed before the reverse stock split is effected:

- purchase a sufficient number of our ordinary shares so that you would hold at least that number of ordinary shares in your account prior to the implementation of the reverse stock split that would entitle you to receive at least one ordinary share on a post-reverse stock split basis; or

- if applicable, consolidate your accounts so that you hold at least that number of our ordinary shares in one account prior to the reverse stock split that would entitle you to at least one ordinary share on a post-reverse stock split basis. Ordinary shares held in registered form (that is, shares held by you in your own name on our company's share register maintained by our transfer agent) and ordinary shares held in "street name" (that is, shares held by you through a bank, broker or other nominee) for the same investor would be considered held in separate accounts and would not be aggregated when implementing the reverse stock split. Also, ordinary shares held in registered form but in separate accounts by the same investor would not be aggregated when implementing the reverse stock split.

After the reverse stock split, then-current shareholders would have no further interest in our company with respect to their fractional shares. A person otherwise entitled to a fractional share would not have any voting, dividend or other rights in respect of his or her fractional share except to receive the cash payment as described above. Such cash payments would reduce the number of post-reverse stock split shareholders to the extent that there are shareholders holding fewer than that number of pre-reverse stock split shares within the 1-for-20 ratio described above. Reducing the number of post-reverse stock split shareholders, however, is not the purpose of this proposal.

Shareholders should be aware that, under the escheat laws of the various jurisdictions where shareholders reside, where we are domiciled and where the funds for fractional shares would be deposited, sums due to shareholders in payment for fractional shares that are not timely claimed after the Effective Time may be required to be paid to the designated agent for each such jurisdiction. Thereafter, shareholders otherwise entitled to receive such funds may have to seek to obtain them directly from the designated agent for each such jurisdiction to which they were paid.

Effect on Non-Registered Shareholders

Non-registered shareholders holding our ordinary shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the consolidation than those that would be put in place by us for registered shareholders, and their procedures may result, for example, in differences in the precise cash amounts being paid by such nominees in lieu of a fractional share. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

Book-Entry Shares and Payment for Fractional Shares

If our shareholders vote in favor of the reverse stock split, immediately following the reverse stock split, the reduction in the number of our authorized but un-issued and authorized and issued ordinary shares will occur without any further action on the part of our shareholders. Our registered shareholders may hold some or all of their shares electronically in book-entry form. These shareholders will not have stock certificates evidencing their ownership of ordinary shares. They are, however, provided with a statement reflecting the number of ordinary shares registered in their accounts.

Shareholders who hold registered ordinary shares in book-entry form do not need to take any action to receive post-reverse stock split ordinary shares in registered book-entry form or the cash payment in lieu of any fractional interest, if applicable. These shareholders will have their pre-reverse stock split shares consolidated automatically and a Credit Advise will be mailed to them upon consolidation indicating the number of post-reverse stock split shares owned by such shareholders. A check will also be mailed to such shareholders' registered address as soon as practicable after the reverse stock split. By signing and cashing this check, such shareholders will warrant that they owned the ordinary shares for which they received the cash payment.

Exchange of Stock Certificates and Payment for Fractional Shares

If our shareholders vote in favor of the reverse stock split, immediately following the reverse stock split, the reduction in the number of our authorized but un-issued and authorized and issued ordinary shares will occur without any further action on the part of our shareholders and without regard to the date that stock certificates representing pre-reverse stock split ordinary shares are physically surrendered for new stock certificates representing post-reverse stock split ordinary shares.

As soon as practicable after the Effective Time, transmittal forms will be mailed to each holder of record of certificates for our ordinary shares to be used in forwarding such certificates for surrender in exchange for any cash payment due for fractional shares and, if so elected by the holder, certificates representing the number of shares of our post-reverse stock split ordinary shares such shareholder is entitled to receive as a result of the reverse stock split. Our transfer agent will act as exchange agent for purposes of implementing the payment in lieu of fractional shares and exchange of stock certificates. The transmittal forms will be accompanied by instructions specifying other details of the exchange. Upon receipt of the transmittal form, each shareholder should surrender the certificates representing ordinary shares prior to the reverse stock split in accordance with the applicable instructions. Each shareholder who surrenders certificates will receive any cash payment due for fractional shares and, upon payment of the applicable fee, new certificates representing the whole number of ordinary shares that he or she holds as a result of the reverse stock split. No new certificates and no payments in lieu of fractional shares will be issued to a shareholder until the shareholder has surrendered its outstanding stock certificate(s) together with the properly completed and executed transmittal form to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY PRE-REVERSE STOCK SPLIT STOCK CERTIFICATES AND SHOULD NOT SUBMIT ANY STOCK CERTIFICATES UNTIL THEY ARE REQUESTED TO DO SO.

Accounting Consequences

The par value per share of our ordinary shares will be consolidated from $0.001 to $0.02 and subsequently right sized to $0.001. Subject to non-material adjustments to cater for the cancellation of remaining fractional entitlements, the consolidation will not affect the total ordinary shareholders' equity on the balance sheet, although it will result in the share capital attributable to ordinary shares decreasing and the undenominated capital increasing. The per share ordinary share net loss and net book value would be increased because there would be fewer ordinary shares outstanding. We do not anticipate that any other accounting consequences would arise as a result of the consolidation.

No Appraisal Rights

Under Irish law, shareholders are not entitled to dissenters' rights with respect to the reverse stock split, and we will not independently provide our shareholders with any such right.

No Going Private Transaction

Notwithstanding the decrease in the number of issued ordinary shares following the reverse stock split, the Board does not intend for this transaction to be the first step in a series of plans or proposals of a "going private transaction" within the meaning of Rule 13e-3 of the Exchange Act.

Interests of Certain Persons in the Proposal

Certain of our officers and directors have an interest in Agenda Item 4 as a result of their ownership of our ordinary shares, as set forth in the section entitled "Share Ownership" below. However, we do not believe that our officers or directors have interests in Agenda Item 4 that are different from or greater than those of any other of our shareholders.

U.S. Federal Income Tax Consequences of the Reverse Stock Split to U.S. Holders

The following is a discussion of material U.S. federal income tax consequences related to the reverse stock split, but does not purport to be a complete analysis of all potential tax effects. This discussion is limited to consequences relevant to a U.S. holder (as defined below) and does not address the effects of any U.S. federal tax laws other than U.S. federal income tax laws (such as estate and gift tax laws) or any state, local or non-U.S. tax laws. This discussion is based upon the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations issued thereunder (the "Treasury Regulations"), and judicial and administrative interpretations thereof, each as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. No rulings from the United States Internal Revenue Service (the "IRS") have been or will be sought with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences described below or that any such position would not be sustained.

This discussion assumes that you hold our ordinary shares as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment) and does not address all of the U.S. federal income tax consequences that may be relevant to a U.S. holder in light of such holder's particular circumstances, including the impact of the unearned income Medicare contribution tax, or to holders subject to special rules, including without limitation:

• U.S. expatriates and former citizens or long-term residents of the United States;

• persons whose functional currency is not the United States dollar;

• persons liable for alternative minimum tax;

• persons that are resident in or have a permanent establishment in a jurisdiction outside the United States;

• persons holding our ordinary shares as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction;

• persons deemed to sell our ordinary shares under the constructive sale provisions of the Code;

• persons who own directly, indirectly or constructively 10% or more of our stock (by vote or value)

• persons who hold or received our ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;

• tax-qualified retirement plans;

• banks, insurance companies and other financial institutions;

• brokers, dealers and traders in securities or currencies;

• regulated investment companies and real estate investment trusts;

• S corporations, partnerships and other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

• tax-exempt organizations and governmental organizations; and

• persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT AND THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner in such partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our ordinary shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Definition of a U.S. holder

For purposes of this discussion, a U.S. holder is any beneficial owner of our ordinary shares that for U.S. federal income tax purposes is:

• an individual who is a citizen or resident of the United States;

• a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

• an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

• a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

Tax consequences of the reverse stock split generally

Except as provided below with respect to cash received in lieu of fractional shares, a U.S. holder generally will not recognize any gain or loss as a result of the reverse stock split. A U.S. holder's aggregate tax basis in the ordinary shares received in the reverse stock split generally will equal such holder's aggregate tax basis in our ordinary shares surrendered in the reverse stock split reduced by any amount allocable to a fractional post-split ordinary share for which cash is received. The holding period for the ordinary shares received in the reverse stock split generally will include the holding period for the ordinary shares surrendered in the reverse stock split.

Cash received in lieu of fractional shares

A U.S. holder that receives cash in lieu of fractional shares in the reverse stock split generally will be treated as having received such fractional shares and then as having immediately received such cash in redemption of such fractional shares. A U.S. holder generally will recognize gain or loss measured by the difference between the amount of cash received for the fractional shares and the portion of the U.S. holder's basis of the pre-split ordinary shares allocable to such fractional shares. A U.S. holder's tax basis in fractional shares generally will be determined by allocating the holder's tax basis in its pre-split ordinary shares between the ordinary shares received in the reverse stock split and the fractional shares, in accordance with their respective fair market values. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder's holding period in our ordinary shares exchanged therefore was greater than one year as of the date of the exchange. The deductibility of capital losses is subject to limitations.

To the extent a U.S. holder holds pre-split ordinary shares with different tax bases and holding periods, different allocation rules may apply from those described above. Such holders are urged to consult their tax advisors regarding how to allocate their tax basis between ordinary shares received in the reverse stock split and any fractional ordinary shares.

Information Reporting and Backup Withholding

Certain U.S. holders may be subject to information reporting and backup withholding of U.S. federal income tax with respect to any cash received in lieu of fractional shares. Backup withholding will not apply, however, to a U.S. holder that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9 or is otherwise exempt from backup withholding and provides proof of the applicable exemption. Backup withholding is not an additional tax and any amounts withheld will be allowed as a refund or credit against the U.S. holder's U.S. federal income tax liability, if any, provided that such U.S. holder timely furnishes the required information to the IRS.

Certain Swiss Tax Considerations

The following is a summary of certain Swiss tax consequences for non-Swiss holders of the proposed reverse stock split of Weatherford International plc shares. The summary does not purport to be a comprehensive description of all of the Swiss tax considerations that may be relevant to a decision to approve the proposed reverse stock split.

The summary is based upon current Swiss tax laws, applicable court decisions and the practice of the relevant Swiss tax administrations, which are subject to prospective or retroactive change. The summary does not constitute tax or legal advice and the comments below are of a general nature only. Each investor in the shares should consult their own advisors as to the Swiss or other tax consequences of the proposed transaction.

The Swiss tax consequences to Swiss holders (Swiss tax residents or non-Swiss holders with any other taxable presence in Switzerland) of Weatherford International plc shares are not covered in this summary. It is recommended that any Swiss holders consult their own advisors as to the Swiss or other tax consequences of the reverse stock split of the shares.

Tax consequences of the reverse stock split generally

The par value per share of the ordinary shares will be consolidated from $0.001 to $0.02 and subsequently reduced again to $0.001. In case the difference between the consolidated par value of $0.02 and the right sized par value of $0.001 will be allocated to the qualifying capital contribution reserves (Kapitaleinlagereserven) according to the relevant Swiss tax laws (often called "qualifying additional paid-in capital"), the amount per share that can be distributed to the shareholders free of Swiss withholding taxes should not change upon the transaction. Furthermore, the re-booking should not trigger any Swiss withholding tax consequences. In case the respective amount would be allocated to any other reserves account, the amount that can be distributed free of Swiss withholding tax would be reduced accordingly.

Tax consequences in relation with the fractional shares

The sale of the fractional shares by Weatherford International plc on behalf of the shareholders is expected to be subject to Swiss transfer stamp duty irrespective of the place of residency of the holder and the purchaser as Weatherford International plc qualifies as intermediary in the sense of the Swiss Federal Stamp Tax Act. The applicable transfer stamp duty rate should be 0.075% (assuming the shares are qualified as "Swiss issued" shares; if the shares would be qualified as "non-Swiss" issued shares the rate would be 0.15%) for each of the two parties to a transaction provided that no (partial) exemption applies and is calculated based on the sale proceeds.

EACH SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

Resolution for Approval

The Board recommends that the shareholders approve the following resolution as an ordinary resolution:

> "That:
>
> (a) *every 20 authorized but un-issued ordinary shares of $0.001 each (nominal value) be consolidated with effect from immediately following the close of business of the New York Stock Exchange on June 25, 2019 or such later date to which the Company's 2019 annual general meeting may be adjourned (the "Effective Time") into 1 ordinary share of $0.02 (nominal value) in the capital of the Company, provided that, where such consolidation would otherwise result in a fraction of an un-issued consolidated ordinary share of $0.02 (nominal value), the number of existing ordinary shares of $0.001 each (nominal value) that would otherwise constitute such fraction be cancelled, with effect from the Effective Time, pursuant to section 83(1)(f)(ii) of the Companies Act 2014;*

(b) every 20 authorized and issued ordinary shares of $0.001 each (nominal value) be consolidated, with effect from the Effective Time, into 1 ordinary share of $0.02 (nominal value), provided that, (1) where such consolidation would otherwise result in a shareholder being entitled to a fraction of an ordinary share of $0.02 (nominal value), such fraction shall, so far as possible, be aggregated and consolidated with the fractions of a consolidated ordinary share of $0.02 (nominal value) to which other shareholders would otherwise be entitled into consolidated ordinary shares of $0.02 (nominal value) and the board of directors of the Company be authorized to sell (or appoint any other person to sell) to any person, on behalf of the relevant shareholders, all the consolidated ordinary shares representing such fractions at the best price reasonably obtainable, (2) the net proceeds of any such sale shall be distributed in due proportion to the shareholders who would have been entitled to the fractions, (3) any director of the Company (or any person appointed by the board of directors of the Company) be authorized to execute an instrument of transfer in respect of such shares on behalf of the relevant shareholders and to do all acts and things the directors consider necessary or desirable to effect the transfer of such shares to, or in accordance with the directions of, any buyer of any such share; and (4) each (if any) of the authorized and issued ordinary shares of $0.001 that cannot be consolidated into 1 ordinary share of $0.02 be, with effect from the Effective Time, immediately acquired by the Company from the shareholders otherwise entitled thereto for nominal or no consideration and such acquisition shall take effect as a redemption pursuant to regulation 3.4 of the articles of association of the Company. The existing ordinary shares so redeemed shall be cancelled and the issued share capital of the Company shall be reduced by the nominal value of the existing ordinary shares so redeemed and cancelled and any director of the Company (or any person appointed by the board of directors of the Company) be and is hereby authorized to execute an instrument of transfer in respect of such shares on behalf of the shareholders of the Company concerned and to do all acts and things that the directors consider necessary or desirable to effect the acquisition and cancellation of such shares; and

(c) the nominal value of each of the authorized but un-issued ordinary shares of $0.02 each and the authorized and issued ordinary shares of $0.02 each resulting from the foregoing resolutions, be reduced, with effect from the Effective Time, from $0.02 to $0.001."

An ordinary resolution (i.e., a simple majority of the votes cast "For" or "Against") is required to approve this proposal. If you properly give a proxy but do not indicate how you wish to vote, the persons named on the proxy card, or if you do not name your proxy or proxies, the Proxy Holders, will vote for the proposal.

AGENDA ITEM 5 – INCREASE AUTHORIZED SHARE CAPITAL

The Board of Directors recommends that you vote "FOR" this proposal.

Subject to the approval of Agenda Item 4, we are further asking our shareholders to approve an increase of the authorized share capital of the Company by the creation of 33,900,000 additional ordinary shares of US$0.001 each. This represents approximately 50% of the authorized ordinary share capital after the reverse share split. Following the increase of the authorized share capital of the Company, an amended Memorandum and Articles of Association is required to be filed with the Irish Companies Registration Office to reflect the increase of the authorized share capital. The amended Memorandum and Articles of Association, to reflect the increase of the authorized share capital, is attached to this Proxy Statement as Annex B.

The Board believes that the proposed increase in authorized share capital is in the best interests of the Company to give us greater flexibility in considering and planning for future corporate needs. The purposes for which the Board may deem it advisable to issue ordinary shares include, without limitation, potential business and financial transactions such as share dividends, future mergers or acquisitions, equity financings and other strategic or general corporate transactions, and as appropriate equity incentives for executives, directors, employees and consultants under approved incentive compensation plans.

The Board believes that additional authorized share capital will better position us to take timely advantage of market conditions and the availability of favorable financing and acquisition opportunities without the delay and expense associated with convening an extraordinary general meeting (unless otherwise required by the rules of NYSE).

There are currently no commitments or understandings with respect to the issuance of any of the additional ordinary shares that would be authorized by the proposed increase of the authorized share capital.

Resolution for Approval

The Board recommends that the shareholders approve the following resolution as an ordinary resolution:

"That, subject to the approval of the resolution set out in Agenda Item 4 and such resolution becoming effective in accordance with its terms, the authorized share capital of the Company be increased, with effect from immediately following the close of business of the New York Stock Exchange on June 25, 2019 or such later date to which the Company's 2019 annual general meeting may be adjourned, from $67,800 divided into 67,800,000 ordinary shares of $0.001 each to $101,700 divided into 101,700,000 ordinary shares of $0.001 each (by the creation of an additional 33,900,000 ordinary shares of $0.001 each, such shares to rank pari passu with the existing ordinary shares of the Company)".

As required under Irish law, an ordinary resolution (i.e., a simple majority of the votes cast "For" or "Against") is required to approve this proposal. If you properly give a proxy but do not indicate how you wish to vote, the persons named on the proxy card, or if you do not name your proxy or proxies, the Proxy Holders, will vote for the proposal.

AGENDA ITEM 6 – BOARD AUTHORITY TO ISSUE SHARES

The Board of Directors recommends that you vote "FOR" this proposal.

Under Irish law, directors of an Irish public limited company must have authority from the company's shareholders to issue any shares, including shares which are part of the Company's authorized but unissued share capital. Our current authorization permits us to issue shares up to our current authorized but unissued share capital and is due to expire on June 6, 2019. In conjunction with Agenda Item 5 to increase our authorized share capital, we are presenting this Agenda Item 6 to renew the Board's authority to issue our authorized shares on the terms set forth below.

It is customary practice in Ireland to seek shareholder authority to issue up to 33% of a listed public company's issued ordinary share capital and for such authority to be limited to a period of 12 to 18 months. Therefore, in accordance with customary practice in Ireland, we are seeking approval to authorize the Board to issue up to a maximum of approximately 33% of our issued ordinary share capital after the reverse share split for a period expiring 18 months from the passing of this resolution, unless otherwise varied, revoked or renewed. Notwithstanding the foregoing, we expect to propose renewal of this authorization on a regular basis at our annual general meetings in subsequent years.

Granting the Board this authority is a routine matter for listed public companies incorporated in Ireland and is consistent with Irish market practice. This authority is fundamental to our business and enables us to issue shares, including, if applicable, in connection with funding acquisitions and raising capital. In addition, we note that, because we are a NYSE-listed company, our shareholders continue to benefit from the protections afforded to them under the rules and regulations of the NYSE and SEC, including those rules that limit our ability to issue shares in specified circumstances. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other companies listed on the NYSE with whom we compete. Accordingly, approval of this resolution would merely place us on par with other NYSE-listed companies.

Resolution for Approval

The Board recommends that the shareholders approve the following resolution as an ordinary resolution:

"That, subject to the approval of the resolution set out in Agenda Item 5 and such resolution becoming effective in accordance with its terms, and without prejudice to all existing authorities, the directors be and are hereby, generally and unconditionally, authorized, with effect from immediately following the close of business of the New York Stock Exchange on June 25, 2019 or such later date to which the Company's 2019 annual general meeting may be adjourned (the "Effective Time"), to exercise all powers of the Company to allot relevant securities (within the meaning of section 1021 of the Companies Act 2014 of Ireland) up to an aggregate nominal amount of $16,555 (representing 16,555,014 ordinary shares), being equivalent to approximately 33% of our issued ordinary share capital after the reverse share split (based on 1,003,334,214 ordinary shares of $0.001 in issue prior to the reverse share split as of April 15, 2019 (the latest practicable date before this proxy statement)), and the authority conferred by this resolution shall expire 18 months from the Effective Time, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

As required under Irish law, an ordinary resolution (i.e., a simple majority of the votes cast "For" or "Against") is required to approve this proposal. If you properly give a proxy but do not indicate how you wish to vote, the persons named on the proxy card, or if you do not name your proxy or proxies, the Proxy Holders, will vote for the proposal.

AGENDA ITEM 7 – BOARD AUTHORITY TO OPT OUT OF PRE-EMPTION RIGHTS

The Board of Directors recommends that you vote "FOR" this proposal.

Under Irish law, unless the directors are otherwise authorized, when an Irish listed public company proposes to issue shares for cash to new shareholders, it is required to first offer those shares on the same or more favorable terms to existing shareholders of the company on a pro-rata basis (commonly referred to as statutory pre-emption rights). Our current authority empowers our directors to issue shares free from statutory pre-emption rights up to our current authorized but unissued share capital and is due to expire on June 6, 2019. In conjunction with Agenda Item 6 to renew the Board's general authority to issue shares, we are presenting this proposal to renew the Board's authority to issue our shares free from statutory pre-emption right on the terms set forth below.

It is customary practice in Ireland to seek shareholder authority to empower a listed public company's directors to issue shares free from statutory pre-emption rights in the event of (1) the issuance of shares for cash in connection with any rights issue and (2) the issuance of shares for cash, if the issuance is limited to up to 5% of a company's issued share capital (with the possibility of issuing an additional 5% of the company's issued share capital provided the company uses it only in connection with an acquisition or specified capital investment which is announced contemporaneously with the issuance, or which has taken place in the preceding 6-month period and is disclosed in the announcement of the issue, bringing the total acceptable limit to 10% of the company's issued share capital). It is also customary practice for such authority to be limited to a period of 12 to 18 months. Therefore, in accordance with customary practice in Ireland, we are seeking this authority for a period expiring 18 months from the passing of this resolution, unless otherwise varied, renewed or revoked. Notwithstanding the foregoing, we expect to propose renewal of this authorization on a regular basis at our annual general meetings in subsequent years.

Granting the Board this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish customary practice. Similar to the authorization sought for Agenda Item 6, this authority is fundamental to our business and, if applicable, will facilitate our ability to fund acquisitions and otherwise raise capital. This approval is being sought in conjunction with the proposal to increase our authorized share capital and will grant the Board the power to issue shares free from statutory pre-emption rights in the same manner as our existing authority (but subject to the caps referred to above). Without this authorization, in each case where we issue shares for cash, we would first have to offer those shares on the same or more favorable terms to all of our existing shareholders. This requirement could cause delays in the completion of acquisitions and capital raising for our business. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other companies listed on the NYSE with whom we compete. Accordingly, approval of this resolution would merely place us on par with other NYSE-listed companies.

Resolution for Approval

The Board recommends that the shareholders approve the following resolution as a special resolution:

"That, subject to the passing of the resolution set out in Agenda Item 6 and such resolution becoming effective in accordance with its terms, and without prejudice to all existing powers, the directors be and are hereby empowered, with effect from immediately following the close of business of the New York State Exchange on June 25 2019 or such later date to which the Company's 2019 annual general meeting may be adjourned (the "Effective Time"), pursuant to section 1023 of the Companies Act 2014 of Ireland to allot equity securities (as defined in section 1023 of that Act) for cash, pursuant to the authority conferred by the resolution set out in Agenda Item 6 as if sub-section (1) of section 1022 of the Companies Act 2014 of Ireland did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue in favor of the holders of ordinary shares (including rights to subscribe for, or convert into, ordinary shares) where the equity securities respectively attributable to the interests of such holders are proportional (as nearly as may be) to the respective numbers of ordinary shares held by them (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise, or with legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory, or otherwise); and

(b) the allotment (other than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of $5,017 (representing 5,016,671 ordinary shares), being equivalent to approximately 10% of the aggregate nominal value of the issued ordinary share capital of the Company after the reverse share split (based on 1,003,334,214 ordinary shares of $0.001 in issue prior to the reverse share split as of April 15, 2019 (the latest practicable date before this proxy statement)), provided that any amount above $2,508 (representing 2,508,335 ordinary shares), being equivalent to approximately 5% of the aggregate nominal value of the issued ordinary share capital of the Company after the reverse share split (based on 1,003,334,214 ordinary shares of $0.001 in issue prior to the reverse share split as of April 15, 2019 (the latest practicable date before this proxy statement)) is to be used only for the purpose of an acquisition or a specific capital investment,

and the authority conferred by this resolution shall expire 18 months from the Effective Time, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

As required under Irish law, a special resolution (i.e., 75% majority of the votes cast "For" or "Against") is required to approve this proposal. If you properly give a proxy but do not indicate how you wish to vote, the persons named on the proxy card, or if you do not name your proxy or proxies, the Proxy Holders, will vote for the proposal. In addition, under Irish law, the Board may only be empowered to issue shares free from statutory pre-emption rights if it is authorized to issue the relevant shares, which authority is being sought in Agenda Item 6.

AGENDA ITEM 8 – APPROVE AMENDMENT TO THE WEATHERFORD 2010 OMNIBUS INCENTIVE PLAN

The Board of Directors recommends that you vote "FOR" this proposal.

We are asking our shareholders to approve the 2010 Omnibus Incentive Plan, as amended and restated (the "Plan"), as set forth in Annex C to this Proxy Statement. This amendment and restatement will replenish the pool of Weatherford ordinary shares available for issuance under the Plan by adding 32,000,000 ordinary shares to the Plan. Note, this additional share number does not reflect any reverse stock splits and will be adjusted automatically should the reverse stock split proposal, set forth in Agenda Item 4 be approved by shareholders. As a result, the increase of 32,000,000 ordinary shares being requested will result in an increase of 1,600,000 ordinary shares following the implementation of the reverse stock split. Amending and restating the Plan has been approved by our Board, upon the recommendation of the Compensation Committee.

The Plan was approved by shareholders at our 2010 annual general meeting and reserved 10,144,000 shares for issuance thereunder. In 2012, shareholders approved an amendment to the Plan to increase the number of shares available thereunder to 28,144,000. The Plan was amended and restated in June 2014 to make technical modifications reflecting the change in the legal parent entity following our redomestication to Ireland. In 2015 and 2017, shareholders approved amendments to the Plan which, among other changes, increased the number of shares available thereunder to 64,144,000.

For the last nine years, we have made annual long-term incentive awards and other grants to our officers and employees and annual grants to our non-employee directors under our Plan. We believe that this type of equity compensation, provided we have a healthy share price, is an effective means of attracting and retaining qualified key personnel with a focus on maximizing long-term shareholder value. However, we also recognize that it is important to strike a balance between concerns regarding the potential dilutive effect of equity awards and our ability to attract and retain key employees. In connection with the proposed amendment, the Compensation Committee evaluated the Company's three-year average annual burn rate of 2.3%, which is well below the Institutional Shareholder Services (ISS) 2018 industry burn rate cap of 3.99%.

In 2017 and 2018, we granted approximately 14 million ordinary shares in each year, to over 1,500 employees working in approximately 50 countries. We believe that these grants ensure that we are compensating our employees in a manner that is consistent with our competitors, where equity grants are customary and widespread practice. We believe these broad-based grants strengthen the relationship between the long-term value of our shares and the potential financial gain for our employees.

The following table provides information as of December 31, 2018, about the number of shares to be issued upon vesting or exercise of equity awards as well as the number of shares remaining available for issuance under our equity compensation plans.

Plan Category (shares in thousands)	Numbers of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(a)	Number of Securities Available for Future Issuance Under Equity Compensation Plans(b)
Equity compensation plans approved by shareholders(c)(d)	21,292	$ –	18,112

(a) The weighted average price does not take into account the shares issuable upon vesting of outstanding PSUs or RSUs, which have no exercise price.

(b) Excluding shares reflected in the first column of this table.

(c) Includes our 2006 Omnibus Plan, which was approved by our shareholders in May 2006, the Plan, as amended, which was originally approved by our shareholders in June 2010, and our Employee Stock Purchase Plan, which was approved by our shareholders in June 2016.

(d) Includes PSUs calculated at target.

As of April 15, 2019, a total of approximately 10.6 million ordinary shares remained available for issuance under the Plan. Although the number of shares required for each annual or other grant varies based on a number of factors, including our share price at the time of the grant and the size of individual grants awarded, we do not believe that we have sufficient shares available under the Plan for grants beyond the first quarter of 2019. We therefore intend to suspend the broad-based employee grants described above for 2019 and 2020 until additional shares are authorized and our share price recovers from its current level. The closing price of our shares as reported on the NYSE on April 15, 2019 was $0.57. We would like the opportunity to make additional shares available for grant in 2019 and in future years by way of the amendment to provide incentive opportunities to our officers, directors and employees and to align their interests with the interests of our shareholders. Based on current economic conditions and provided our share price recovers to an acceptable level, we anticipate that the additional shares that will be available for issuance by way of the amendment to the Plan (if the amendment is approved at the Annual General Meeting) will be sufficient to meet our needs for the next two to three years.

The following table provides certain additional information regarding our outstanding and available equity under all of the Company's equity plans:

	As of April 15, 2019
Total Share Options Outstanding	–
Total Restricted Share Units Outstanding	15,377,302
Total Performance Share Units Outstanding(a)	3,459,803
Total Ordinary Shares Outstanding	1,003,334,214
Weighted-Average Exercise Price of Share Options Outstanding	–
Weighted-Average Remaining Duration of Share Options Outstanding	–
Total Shares Available under Employee Stock Purchase Plan	5,418,918
Total Shares Available for Grant under the 2006 Omnibus Incentive Plan	3,565,471
Total Shares Available for Grant under the 2010 Omnibus Incentive Plan	10,636,405

(a) Includes PSUs calculated at target.

An ordinary resolution (i.e., a simple majority of the votes cast "For" or "Against") is required to approve this proposal under Irish law. If you properly give a proxy but do not indicate how you wish to vote, the persons named on the proxy card will vote for the proposal, in person or by proxy, provided a quorum is present. Generally, abstentions and broker "non-votes" will not affect the voting results; however, this proposal is also subject to separate NYSE rules. Under NYSE rules, abstentions will be considered votes cast. As a result, abstentions will have the effect of a vote against this proposal under NYSE rules. Broker "non-votes" will not affect the voting results for this proposal.

If the amendment and restatement of the Plan is not approved by our shareholders, we may continue to make awards under the Plan and our Weatherford International plc 2006 Omnibus Incentive Plan, as amended and restated. In the event that we have insufficient shares available for issuance under the Plan and the 2006 Omnibus Incentive Plan to cover our projected grants beyond 2019, we may have to increase the cash component of our executive compensation program in order to remain competitive and adequately compensate our employees. Replacing equity awards with cash awards may not align the interests of our executive officers or our other employees with the interests of our shareholders. Our cash compensation expense could increase and necessitate the use of cash better utilized in our operations.

Following is a summary of the material terms of the Plan and of certain tax effects of participation in the Plan. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the amended and restated Plan. The proposed amended and restated Plan is attached hereto as Annex C. To the extent that there is a conflict between this summary and the amended and restated Plan, the terms of the amended and restated Plan will govern.

KEY PLAN PROVISIONS

As noted above, the Plan includes several provisions designed to protect shareholders' interests and to reflect our compensation philosophy and developments we have made in improving our compensation practices, including:

- **Broad-Based Grants:** The plan permits us to grant equity incentives to a broad group of employees, not only to executives and directors. We believe this broad-based approach provides a variety of benefits, including by aligning employees' interests with those of our shareholders.

- **No Stock Option Repricing/Exchange:** The Plan does not permit the repricing of options or SARs or the exchange of underwater options or SARs for cash or other awards without shareholder approval.

- **No Discounted Awards:** Awards having an exercise price will not be granted with an exercise price less than the fair market value on the date of grant.

- **No "Evergreen" Provision:** The Plan fixes the number of shares available for future grants (96,144,000, if the proposed amendment and restatement is approved), provided that this number does not reflect any reverse stock splits and will be adjusted automatically should the reverse stock split proposal (set forth in Agenda Item 4, be approved by shareholders) and does not provide an annual or automatic increase in the number of shares available for future grants.

- **Strict Change of Control Definition:** No change of control would be triggered by mere shareholder approval of a business combination or similar corporate transaction, but only upon consummation of such a transaction. In addition, no change of control is triggered unless the incumbent members of the Board fail to constitute at least a majority of the Board (excluding the election of any such individual whose nomination or election was approved by two-thirds of the then incumbent Board).

- **Limitation on Reuse of Shares:** The Plan does not allow shares to be added back to the aggregate number of shares that may be issued under the Plan if such shares were withheld, deducted or delivered in connection with required withholding tax payments, the exercise price of an option, the payment of the purchase price for restricted share awards, RSUs, performance share awards and PSUs or the settlement of SARs.

- **Minimum Vesting and Performance Period:** Restricted share awards, RSUs and other share-based awards that are not subject to performance goals have a minimum vesting period of three years, except (i) on certain terminations of employment, (ii) in connection with restricted share awards made in lieu of salary, cash bonuses or a non-employee director's annual compensation or (iii) upon a change of control. Performance share awards and PSUs that are subject to performance goals have a minimum performance period of one year, except on certain terminations of employment or upon a change of control.

- **Limit on Awards without Restriction:** Restricted share awards, RSUs and other share-based awards that are not subject to minimum vesting periods and performance share awards and PSUs that are not subject to minimum performance periods are limited to 5% of the total number of shares that may be issued or delivered under the Plan.

- **Independent Committee Administration:** The Plan is administered by our Compensation Committee, which is composed entirely of independent directors.

We also have in place various policies that help align the interests of our directors and officers with those of our shareholders, including our share ownership guidelines for our NEOs, our policy prohibiting Section 280G or Section 409A tax gross-ups and our clawback policy that allows us to recover performance based compensation. These policies are described in the "Compensation Discussion and Analysis" beginning on page 21.

GENERAL TERMS

The aggregate number of shares available for grant under the Plan, as proposed to be amended, will be 96,144,000 million. Note that this share number does not reflect any reverse stock splits and will be adjusted automatically should the reverse stock split proposal, set forth in Item 4, be approved by shareholders. Each share that is subject to an award counts as one share against the aggregate number. The maximum number of shares subject to an award that may be granted under the Plan to an employee of Weatherford or any of its affiliates during any fiscal year is 5,000,000 which will automatically be adjusted to a limit of 250,000 if the reverse stock split is approved.

Generally, if an award granted under the Plan is forfeited or cancelled for any reason without the payment of consideration, the shares allocable to the forfeited or cancelled portion of the award are added back to the aggregate available for grant under the Plan and may again be subject to an award granted under the Plan. If shares are delivered or tendered to Weatherford for repurchase to satisfy the exercise price of any option award, those shares will not be added back to the aggregate number of shares available for grant under the Plan. If any shares are withheld from issuance to satisfy tax obligations associated with any award, those shares will count against the aggregate number of shares available for grant under the Plan.

The Compensation Committee (or other committee of the Board of Directors, as provided in the Plan) (as used in this section, the "Committee") will administer the Plan and has the exclusive power, authority and discretion to interpret the terms of the Plan and correct any defect or supply any omission or reconcile any inconsistency. Any employee, non-employee director or other individual service providers (including consultants) of Weatherford or one of its affiliates is eligible for awards under the Plan. The Plan provides for awards of options, SARs, restricted shares, restricted share units, performance share awards, performance share unit awards, other share-based awards and cash-based awards.

We currently have approximately 26,500 employees and nine non-employee directors. Any discretionary awards to non-employee directors must be approved by the Committee. The Committee may from time to time authorize our Chief Executive Officer to grant awards to employees who are not, or prospective employees who will not be, executive officers or directors of the Company.

The Board of Directors may amend the terms of the Plan at any time, subject to the shareholder approval requirements of the NYSE and other rules and regulations applicable to Weatherford.

Awards granted under the Plan are generally non-transferable by the holder other than by will or under the laws of descent and distribution, and awards are generally exercisable during the holder's lifetime only by the holder.

In case of certain corporate acquisitions by Weatherford, awards may be granted under the Plan in substitution for share options or other awards held by employees or other service providers of other entities who are about to become employees or other service providers of Weatherford or its affiliates. The terms and conditions of such substitute awards may vary from the terms and conditions set forth in the Plan to such extent as the Committee may deem appropriate to conform to the provisions of the award for which the substitution is being granted.

The Committee may establish certain performance goals applicable to certain awards, including performance share awards and performance share unit awards granted under the Plan.

The Plan will continue indefinitely until it is terminated pursuant to its terms.

PERFORMANCE SHARE AWARDS AND PERFORMANCE SHARE UNIT AWARDS

The Committee determines the material terms of performance awards, including the amount of the award, any vesting or transferability restrictions, and the performance period over which the performance goal of such award will be measured, subject to the terms of the Plan. The maximum number of shares that may be granted as subject to a performance share award or performance share unit award denominated in shares is 5,000,000 shares per fiscal year for any holder. The maximum amount payable to any holder in respect of a performance share unit award that is not denominated in shares with respect to any fiscal year in the performance period is $25 million per fiscal year.

The Committee may, in its sole discretion, grant performance share awards and performance share unit awards. A performance share award or performance share unit award must be based on the attainment of one or more performance goals. A performance goal must be objective such that a third party having knowledge of the relevant facts could, at the end of the measurement period, determine whether the goal has been met in fact. Such a performance goal may be based on one or more business criteria that apply to the holder and may include business criteria for one or more business units of Weatherford, or Weatherford and one or more of its affiliates. The performance goal will be established by the Committee in its sole discretion based on measurements using one or more of the following business criteria:

revenue, cost of sales, direct costs, gross margin, selling and general expense, operating income, EBITDA (earnings before interest, taxes, depreciation and amortization), depreciation, amortization, interest expense, EBT (earnings before taxes), net income, net income from continuing operations, earnings per share, cash, accounts receivable, inventory, total current assets, fixed assets (gross or net), goodwill, intangibles, total long-term assets, accounts payable, total current liabilities, debt, net debt (debt less cash), long-term liabilities, shareholders equity, total shareholder return, operating working capital (accounts receivable plus inventory less accounts payable), working capital (total current assets less total current liabilities), operating cash flow, total cash flow, capital expenditures, share price, market share, shares outstanding, market capitalization, or number of employees. The performance goal established by the Committee may also be based on a return or rates of return using any of the foregoing criteria and including a return or rates of return based on revenue, earnings, capital, invested capital, cash, cash flow, assets, net assets, equity or a combination or ratio therefrom. The criteria selected by the Committee may be used to calculate a ratio or may be used as a cumulative or an absolute measure or as a measure of comparative performance relative to a peer group of companies, an index, budget, prior period, or combination thereof, or other standard selected by the Committee. Unless otherwise stated, such a performance goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). The criteria selected by the Committee will be calculated in accordance with (i) amounts reflected in Weatherford's financial statements, (ii) U.S. generally accepted accounting principles or (iii) any other methodology established by the Committee prior to the Performance Goal Establishment Date (as defined below). Performance goals may be determined by including or excluding, in the Committee's discretion (as determined prior to the Performance Goal Establishment Date), items that are determined to be extraordinary, unusual in nature, infrequent in occurrence, related to the disposal or acquisition of a segment of a business, or related to a change in accounting principal, in each case, based on applicable accounting rules, or consistent with Weatherford's accounting policies and practices in effect on the date the performance goal is established. Prior to the payment of any compensation based on the achievement of performance goals, the Committee must certify in writing that applicable performance goals and any of the material terms thereof were, in fact, satisfied.

Performance share awards and performance share unit awards may also be based on other quantifiable business criteria.

All performance share awards and performance share unit awards are generally subject to a minimum performance period of not less than one year, except for performance share awards and performance share unit awards made in lieu of salary, cash bonuses or a non-employee director's annual compensation. The Committee may also accelerate the vesting of performance share awards and performance share unit awards in certain circumstances.

Performance share unit awards are payable in cash or shares, or a combination of cash and shares, as specified in the applicable award agreement. Any payment under a performance share unit award will be made either (i) by a date that is no later than two and one-half months after the end of the fiscal year in which the performance share unit award payment is no longer subject to a "substantial risk of forfeiture" (as that term is defined in the Plan) or (ii) at a time that is permissible under Section 409A of the Code.

Each holder of a performance share award will have all the rights of a shareholder with respect to the shares issued to the holder pursuant to the award during any period in which such issued shares are subject to forfeiture (including the right of Weatherford to repurchase such shares) and restrictions on transfer. These rights include the right to vote such shares. Holders of performance share unit awards do not have any rights of a shareholder.

Any performance goal for a particular performance share award or performance share unit award must be established by the Committee prior to the earlier of (i) 90 days after the commencement of the period of service to which such performance goal relates or (ii) the lapse of 25% of the period of service (the "Performance Goal Establishment Date"). In any event, the performance goal must be established while the outcome is substantially uncertain.

Other terms and conditions applicable to performance awards may be determined by the Committee at the time of grant.

RESTRICTED SHARES

The Committee may grant restricted shares to any eligible persons selected by it. The amount of an award of restricted shares, and any vesting or transferability provisions relating to such an award, are determined by the Committee in its sole discretion, subject to the terms of the Plan. Restricted share awards are generally subject to a minimum vesting period of not less than three years, except for restricted share awards made in lieu of salary, cash bonuses or a non-employee director's annual compensation. The Committee may also accelerate the vesting of restricted share awards in certain circumstances.

Each recipient of a restricted share award will have the rights of a shareholder of Weatherford with respect to the restricted shares included in the restricted share award during any period of restriction established for the restricted share award. Dividends paid with respect to restricted shares (other than dividends paid by means of shares or rights to acquire shares) will be paid to the holder of restricted shares currently. Dividends paid in shares or rights to acquire shares will be added to and become a part of the holder's restricted shares.

RESTRICTED SHARE UNIT AWARDS

The Committee determines the material terms of restricted share unit awards, including the vesting schedule (subject to the terms of the Plan) and any transferability restrictions or other conditions applicable to the award. Restricted share unit awards are generally subject to a minimum vesting period of not less than three years, except for restricted share unit awards made in lieu of salary, cash bonuses or a non-employee director's annual compensation. The Committee may also accelerate the vesting of restricted share unit awards in certain circumstances.

A restricted share unit award is similar in nature to a restricted share award except that in the case of a restricted share unit, no shares are actually issued or transferred to the holder until a later date as specified in the applicable award agreement. As a result, a recipient of a restricted share unit award will not have the rights of a shareholder of Weatherford until such date as the shares are issued or transferred to the recipient. Each restricted share unit will have a value equal to the fair market value of a share.

Payment under a restricted share unit award will be made in either cash and/or shares, as specified in the applicable award agreement. Any payment under a restricted share unit award will be made either (i) by a date that is no later than two and one-half months after the end of the fiscal year in which the restricted share unit is no longer subject to a "substantial risk of forfeiture" (as that term is defined in the Plan) or (ii) at a time that is permissible under Section 409A of the Code.

In its discretion, the Committee may specify that the holder of a restricted share unit award is entitled to the payment of dividend equivalents under the award. Other terms and conditions applicable to restricted share units may be determined by the Committee at the time of grant.

OPTIONS

For options granted under the Plan, the Committee will specify the option price, size and term (which cannot exceed 10 years), and will further determine the option's vesting schedule and any exercise restrictions. Other terms and conditions applicable to options may be determined by the Committee at the time of grant.

The exercise price for options may be paid (i) by cash, certified check, bank draft or money order, (ii) by means of a cashless exercise through a registered broker-dealer (subject to certain pre-approval requirements), or (iii) in any other form of payment that is acceptable to the Committee. The Committee may permit a holder to pay the option price and any applicable tax withholding by authorizing a third-party broker to sell all or a portion of the shares acquired upon exercise of the option and remit to Weatherford a sufficient portion of the sale proceeds to pay the option price and applicable tax withholding.

All options granted under the Plan are granted with an exercise price equal to or greater than the fair market value of the shares at the time the option is granted. Options may be granted either as incentive stock options ("ISOs") or non-qualified stock options. The principal difference between ISOs and non-qualified stock options is their tax treatment. See "Federal Income Tax Consequences" below.

The Plan prohibits any repricing of options after their grant, other than in connection with a share split, payment of a share dividend or certain other corporate transactions. The Plan also prohibits the cancellation (i.e., "buying out") of "underwater" stock options in exchange for cash or any other award without shareholder approval.

No options have been granted under the Plan since its inception in 2010.

SARs

Subject to the terms and conditions of the Plan, a SAR provides its holder with the right to receive an amount equal to the excess of (i) the fair market value of one share of Weatherford on the date of exercise of the SAR over (ii) the grant price of the SAR. All SARs granted under the Plan must have a grant price equal to or greater than the fair market value of the shares at the time the SAR is granted.

The Committee may determine the term of any SAR, so long as the term does not exceed 10 years. With respect to exercise of a SAR, the Committee, in its sole discretion, may also impose whatever terms and conditions it deems advisable, including any vesting or transferability provisions. The Committee will also determine the extent to which any holder of a SAR will have the right to exercise the SAR following such holder's termination of employment or other severance of service with Weatherford.

Upon the exercise of a SAR, a holder will be entitled to receive payment in an amount determined by multiplying (i) the excess of the fair market value of a share on the date of exercise over the grant price of the SAR by (ii) the number of shares with respect to which the SAR is exercised. At the discretion of the Committee, this payment may be in cash, in shares of equivalent value, in some combination thereof, or in any other form that may be approved by the Committee.

The Plan prohibits any re-pricing of SARs after their grant, other than in connection with a share split, payment of a share dividend or certain other corporate transactions. The Plan also prohibits the cancellation (i.e., "buying out") of "underwater" SARs in exchange for cash or any other award without shareholder approval.

OTHER SHARE-BASED AWARDS

The Committee may also grant other types of equity-based or equity-related awards not otherwise described by the terms and provisions of the Plan in such amounts, and subject to such terms and conditions, as the Committee shall determine. These awards may involve the issuance or transfer of shares to holders, or payment in cash or otherwise of amounts based on the value of our shares, and may include awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States. Other share-based awards granted under the Plan are generally subject to a minimum vesting period of not less than three years, except for such other share-based awards made in lieu of salary, cash bonuses or a non-employee director's annual compensation. The Committee may also accelerate the vesting of such other share-based awards in certain circumstances.

Each other share-based award will be expressed in terms of our shares or units based on shares, as determined by the Committee. Other terms and conditions applicable to other share-based awards may be determined by the Committee at the time of grant.

CASH-BASED AWARDS

The Committee may grant cash-based awards in such amounts and upon such terms as the Committee may determine. Any payment with respect to a cash-based award will be made in cash. The maximum amount payable to any holder in respect of any cash-based award, when aggregated with such holder's performance share unit awards that are not denominated in shares, if any, with respect to any fiscal year in the performance period, is $25 million per fiscal year. The Committee also may establish performance goals relating to cash-based awards based on the business criteria that apply to performance goals for performance share awards and performance share unit awards. If the Committee decides to establish performance goals, the cash-based awards that will be paid out to the holder will depend on the extent to which the performance goals are met.

The Committee will determine the extent to which a holder's rights under a cash-based award will be affected by the holder's termination of employment or other severance from service with Weatherford. Other terms and conditions applicable to cash-based awards may be determined by the Committee at the time of grant.

EFFECTS OF CERTAIN TRANSACTIONS AND CHANGE OF CONTROL

The Plan provides that appropriate substitutions and adjustments shall be made by the Committee, in its sole discretion, to any outstanding award in case of any change in our issued and outstanding shares by reason of any share dividend or split, reverse split, recapitalization, reorganization, reincorporation, redomestication, merger, amalgamation, consolidation, plan or scheme of arrangement, exchange offer, business combination or similar transaction of Weatherford, or exchange of shares or other corporate exchange, or any distribution to shareholders of shares (including share dividends) other than regular cash dividends, or any transaction similar to the foregoing. For any award granted under the Plan, the Committee may specify the effect of a Change of Control (as defined in the Plan or an award agreement) of Weatherford with respect to that award.

FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain federal income tax consequences of the issuance and receipt of awards pursuant to the Plan under the law as in effect on the date of this Proxy Statement. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. This summary does not purport to cover all federal employment tax or other federal tax consequences associated with the Plan, nor does it address state, local, or non-U.S. taxes. The Plan is not qualified under the provisions of Section 401(a) of the Code, and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Options, SARs, Performance share unit Awards, Restricted Share Unit Awards and Other Share-Based Awards. A participant generally is not required to recognize income on the grant of an option, SAR, restricted share unit award, performance share unit award or other share-based award. Instead, ordinary income generally is required to be recognized on the date the option (see ISO discussion below) or SAR is exercised, or in the case of restricted share unit awards, performance share unit awards or other share-based awards, upon the issuance of shares and/or the payment of cash pursuant to the terms of the award when the award vests. In general, the amount of ordinary income required to be recognized is: (a) in the case of an option, an amount equal to the excess, if any, of the fair market value of the shares on the exercise date over the exercise price; (b) in the case of a SAR, the fair market value of any shares or cash received upon exercise; and (c) in the case of restricted share unit awards, performance share unit awards or other share-based awards, the amount of cash and/or the fair market value of any shares received in respect thereof.

ISOs. When a participant is granted an ISO, or when the participant exercises the ISO, the participant will generally not recognize taxable income (except for purposes of alternative minimum tax).

If the participant holds the shares for at least two years from the date of grant, and one year from the date of exercise, then any gain or loss will be treated as long-term capital gain or loss. If, however, the shares are disposed of during this period, the option will be treated as a non-qualified stock option, and the participant will recognize ordinary income equal to the lesser of the fair market value of the shares on the exercise date minus the exercise price or the amount realized on disposition minus the exercise price. Any gain in excess of the ordinary income portion will be taxable as long-term or short-term capital gain.

Cash-Based Awards. Upon payment of a cash-based award, a participant is required to recognize ordinary income in the amount of the award.

Restricted Shares and Performance Share Awards. Unless a participant who receives an award of restricted shares or an award of performance shares makes an election under Section 83(b) of the Code as described below, the participant generally is not required to recognize ordinary income on the award of restricted shares or performance shares. Instead, on the date the shares vest (i.e., become transferable and no longer subject to forfeiture), the participant will be required to recognize ordinary income in an amount equal to the excess, if any, of the fair market value of the shares on such date over the amount, if any, paid for such shares. If a Section 83(b) election has not been made, any dividends received with respect to restricted shares or performance shares that are subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient. If a participant makes a Section 83(b) election within 30 days of the date of transfer of the restricted shares or performance shares, the participant will recognize ordinary income on the date the shares are awarded. The amount of ordinary income required to be recognized is an amount equal to the excess, if any, of the fair market value of the shares on the date of award over the amount, if any, paid for such shares. In such case, the participant will not be required to recognize additional ordinary income when the shares vest. However, if the shares are later forfeited, a loss can only be recognized up to the amount the participant paid, if any, for the shares.

Gain or Loss on Sale or Exchange of Shares. In general, gain or loss from the sale or exchange of shares ranted or awarded under the Plan will be treated as capital gain or loss, provided that the shares are held as capital assets at the time of the sale or exchange.

Deductibility by Weatherford. To the extent that a participant recognizes ordinary income in the circumstances described above, Weatherford or the subsidiary for which the participant performs services will be entitled to a corresponding deduction, provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code and is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code (see "Performance Based Compensation" and "Parachute Payments" below).

Performance Based Compensation. Code Section 162(m) of the Internal Revenue Code ("Section 162(m)") places a limit of $1 million on the amount of compensation that we may deduct for federal income tax purposes in any one year with respect to certain "covered employees." Prior to the passage of the Tax Cuts and Job Act on December 22, 2017, there was an exemption to the $1 million limitation for performance-based compensation meeting certain requirements. With the enactment of the Tax Cuts and Jobs Act, the Section 162(m) performance-based compensation exemption has been repealed, subject to limited transition relief for certain written binding contracts in effect on November 2, 2017, and the covered employees include our chief executive officer, chief financial officer and three other most highly compensated executive officers, as well as any individual who is a covered employee for 2017 or any subsequent calendar year. Accordingly, for 2018 and later years, compensation in excess of $1 million paid to our covered named executive officers generally will not be deductible and no assurances can be given that compensation payable under certain of our compensation programs which were intended to qualify for the performance-based exception will in fact be deductible. While the Compensation Committee may consider tax deductibility as one of several relevant factors in determining executive compensation, to maintain flexibility in compensating our named executive officers, the Compensation Committee has not adopted a policy requiring all compensation to be deductible. Accordingly, the deduction for awards to covered employees may be disallowed. However, as a multi-national Irish company, this U.S. corporate tax deduction limitation may have a reduced impact on the Company.

Parachute Payments. Under the so-called "golden parachute" provisions of the Code, the accelerated vesting of options and benefits paid under other awards in connection with a change of control of a corporation may be required to be valued and taken into account in determining whether participants have received compensatory payments, contingent on the change of control, in excess of certain limits. If these limits are exceeded, a portion of the amounts payable to the participant may be subject to an additional 20% federal tax and may be nondeductible to the corporation.

Withholding. Awards under the Plan may be subject to tax withholding. When an award results in income subject to withholding, Weatherford may require the participant to remit the withholding amount to Weatherford or cause our shares to be withheld from issuance or sold in order to satisfy the tax withholding obligations.

Section 409A. Section 409A of the Code applies to compensation plans providing deferred compensation to employees, directors and consultants, and potentially could apply to the different awards available under the Plan. Generally, to the extent that deferrals of these awards fail to meet certain requirements under Section 409A of the Code, such awards will be subject to immediate taxation and tax penalties in the year they vest unless the requirements of Section 409A of the Code are satisfied. It is the intent of Weatherford that awards under the Plan will be structured and administered in a manner that either complies with or is exempt from the requirements of Section 409A of the Code.

NEW PLAN BENEFITS

As of the date of this Proxy Statement, no awards have been made with respect to the additional shares proposed to be approved for future grants of awards under the Plan. Any grants of awards under the Plan, and the terms and conditions of those awards, will be made in the discretion of the Committee. Therefore, we cannot now determine the number or type of awards to be approved in the future to any particular person or group of employees under the Plan.

AGENDA ITEM 9 – APPROVE AMENDMENT TO WEATHERFORD'S EMPLOYEE STOCK PURCHASE PLAN

The Board of Directors recommends that you vote "FOR" this proposal.

We are seeking shareholder approval of an amendment to the Weatherford International plc Employee Stock Purchase Plan, as amended ("Employee Stock Purchase Plan" or "ESPP") to authorize 50,000,000 additional ordinary shares for purchase under the ESPP and to modify a purchase limitation based upon a maximum number of shares. The ESPP was adopted by our Board on March 18, 2016 and became effective upon receiving shareholder approval at the following 2016 Annual General Meeting.

The Board subsequently suspended the operation of the ESPP effective January 16, 2019, due to the number of ordinary shares being insufficient for any future purchases under the ESPP.

As of April 15, 2019, we have approximately 5,400,000 ordinary shares remaining for purchase under the ESPP of the 12,000,000 ordinary shares initially authorized by shareholders. On March 27, 2019, our Board unanimously approved the amendment to the ESPP to increase the number of ordinary shares available for purchase under the ESPP, subject to approval by shareholders at the 2019 Annual General Meeting. The increase of 50,000,000 ordinary shares should provide sufficient shares to meet expected sales under the ESPP over the next two to three years, depending on the share price and enrollment in the ESPP. Note, this additional share number of 50,000,000 does not reflect any reverse stock splits and will be adjusted automatically should the reverse stock split proposal, set forth in Item 4 be approved by shareholders. In such case, an additional 2,500,000 ordinary shares will be available under the ESPP post reverse stock split.

In addition, Section 7 of the ESPP contains the maximum number of ordinary shares that can be purchased during an Offering Period by an eligible employee and this amendment will increase the number from 20,000 shares to 100,000 shares. This limit is necessary to provide the beneficial income tax treatment to participants. The ESPP remains subject to a number of other Plan limits on purchases and these are set forth below in the summary.

An ordinary resolution (i.e., a simple majority of the votes cast "For" or "Against," in person or by proxy, provided a quorum is present) is required to approve this proposal under Irish law. If you properly give a proxy but do not indicate how you wish to vote, the persons named on the proxy card will vote for the proposal. Under Irish law abstentions and "broker non-votes" will not affect the voting results. However, under NYSE rules, abstentions will be considered votes cast. As a result, abstentions will have the effect of a vote against this proposal under NYSE rules. "Broker non-votes" will not affect the voting results for this proposal under Irish law or NYSE rules.

If our shareholders do not approve the amendment to the ESPP, the Company will not be able to offer the ESPP to its employees and the ESPP will remain suspended.

Material Change to the ESPP

The following summary highlights the proposed material change to the ESPP.

- The number of ordinary shares reserved for purchase under ESPP has been increased by 50,000,000 additional shares to 62,000,000 ordinary shares. (These share numbers do not reflect any reverse stock splits and will be adjusted automatically should the reverse stock split proposal, set forth in Item 4 be approved by shareholders.)

- The maximum number of ordinary shares which can be purchased by an eligible employee during an Offering Period will be increased from 20,000 ordinary shares to 100,000 ordinary shares. This new limit does not reflect any reverse stock split and will be adjusted automatically to 5,000 ordinary shares should the reverse stock split proposal, set forth in Agenda Item 4, be approved by shareholders.

The amendments to the ESPP are set forth in Annex D. The following description of certain features of the ESPP is qualified in its entirety by reference to the full text of the ESPP which was filed as Annex A of the Company's Definitive Proxy Statement on Schedule 14A filed April 26, 2016 (available here), and (ii) the proposed amendments which are attached as Annex D to this proxy statement.

Summary of the ESPP

Administration. The ESPP will be administered by the Compensation Committee, which will have the authority to interpret and determine eligibility under the plan, prescribe forms, rules and procedures relating to the plan, and otherwise do all things necessary or appropriate to carry out the purposes of the plan. The Compensation Committee may delegate its authority under the ESPP to a subcommittee comprised of one or more of its members, to members of our Board of Directors, or to officers or employees of the Company to the extent permitted by law.

Shares Subject to the Plan. As noted above, the ESPP Share Pool will be increased from 12,000,000 ordinary shares to 62,000,000 ordinary shares, subject to adjustment including any reverse stock splits, as described below. Shares delivered upon exercise of purchase rights under the ESPP may be either shares of authorized but unissued ordinary shares, treasury stock, or ordinary shares acquired in an open-market transaction. In the event of any change in our outstanding ordinary shares by reason of a stock dividend, stock split, reverse stock split, split-up, recapitalization, merger, consolidation, reorganization, or other capital change, the aggregate number and type of shares available for purchase under the ESPP, the number and type of shares granted or purchasable during an offering period and the purchase price per share under an outstanding purchase right will be appropriately adjusted in a manner that complies with Section 423 of the Internal Revenue Code.

If any purchase right granted under the ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased ordinary shares will again be available for purchase pursuant to offerings under the ESPP.

Eligibility. Participation in the ESPP will generally be limited to employees of Weatherford and any of its designated subsidiaries (a) whose customary employment is for more than five months per calendar year, (b) who customarily work 20 hours or more per week, and (c) who satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the ESPP, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Internal Revenue Code) of Weatherford that has been designated by our Board of Directors or the Compensation Committee as eligible to participate in the plan.

No employee may be granted a purchase right under the ESPP if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any of its subsidiaries. In addition, employees who are citizens or residents of a foreign jurisdiction will not be eligible to participate in the ESPP if the grant of a purchase right under the plan is prohibited under the laws of the foreign jurisdiction or compliance with the laws of the foreign jurisdiction would cause the plan to violate the requirements of Section 423 of the Internal Revenue Code. The Compensation Committee may establish additional eligibility requirements for offering periods that have not yet commenced that are not inconsistent with Section 423 of the Internal Revenue Code.

As of January, 2019, approximately 22,000 employees would be eligible to participate in the ESPP, including certain of our executive officers.

General Terms of Participation

Offering Periods. The ESPP allows eligible employees to purchase our ordinary shares for separate six-month offering periods, commencing on the first trading day on or after March 1 and September 1 of each year. Each offering has a single coterminous six-month purchase period. The Compensation Committee may change the commencement date, the ending date and the duration of the offering periods to the extent permitted by Section 423 of the Internal Revenue Code.

Method of Participation. Ordinary shares will be purchased under the ESPP on the last day of each offering period (a purchase date) using accumulated payroll deductions, unless the Compensation Committee provides otherwise with respect to the employees of a designated subsidiary in a manner consistent with Section 423 of the Internal Revenue Code. In order to participate in the ESPP, an eligible employee must complete and submit to the administrator of the ESPP a payroll deduction and participant authorization form in accordance with procedures and prior to the deadlines prescribed by the administrator of the ESPP. Participation will be effective as of the first day of an offering period.

Participants may elect payroll deductions up to 10% of the participant's total eligible earnings per payroll period within an offering period. Eligible earnings include regular base salary, but exclude overtime pay and regularly paid wage premiums (such as evening or shift premiums), commissions, income from equity compensation awards, bonuses and other compensation. A participant's payroll deduction authorization will remain in effect for subsequent offering periods unless the participant's participation in the ESPP terminates, as described below, or the participant cancels the authorization or submits a new payroll deduction and participant authorization form within the time specified by the administrator of the ESPP prior to the start of the subsequent offering period.

Grant and Exercise of Purchase Rights. On the first day of each offering period, each participant will be granted a right to purchase our ordinary shares on the last day of the offering period, subject to the limitations set forth in the ESPP. On the last day of each offering period, the payroll deductions accumulated by each participant during the offering period will be applied automatically to the purchase of ordinary shares at the purchase price in effect for that offering period. However, no participant may, on any purchase date, purchase more than 100,000 ordinary shares (which will be adjusted automatically to 5,000 ordinary shares should the reverse stock split be implemented). In addition, no participant will be granted a purchase right under the ESPP that would permit the participant's right to purchase our ordinary shares under the ESPP to accrue at a rate that exceeds $25,000 in fair market value for each calendar year, determined in accordance with Section 423 of the Internal Revenue Code.

Purchase Price. The purchase price per share of our ordinary shares applicable to purchases during each offering period under the ESPP will be ninety percent (90%) (or such greater percentage as the Compensation Committee may designate) of the lower of (i) the fair market value per ordinary share on the first day of the offering period or (ii) the fair market value per ordinary share on the purchase date.

Termination of Purchase Rights. Upon the termination of a participant's employment with the Company or a designated subsidiary, or in the event the participant otherwise ceases to qualify as an eligible employee, any purchase right then held by the participant will be canceled. Payroll deductions accumulated by the participant during the offering period in which such purchase right terminates will be returned to the participant (or his or her designated beneficiary or legal representative), without interest, as soon as practicable thereafter, and the participant will have no further rights under the ESPP.

Shareholder Rights. No participant will have any shareholder rights with respect to the ordinary shares covered by his or her purchase right until the shares are actually purchased on the participant's behalf.

Transferability. Purchase rights granted to participants under the ESPP are not assignable or transferable and may be exercised only by the participant during his or her lifetime.

Amendment and Termination of the ESPP. Our Board of Directors has the right to amend the ESPP to any extent and in any manner it may deem advisable, provided that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Internal Revenue Code will require shareholder approval.

Our Board of Directors also has the right, at any time, to suspend or terminate the ESPP. In connection with such a termination or suspension, our Board of Directors may provide, in its discretion, either that the outstanding purchase rights will be exercisable on the purchase date for the applicable offering period (or such earlier date as the Board of Directors may specify), or that each participant's accumulated payroll deductions will be returned to the participant without interest.

Sub-Plans. Consistent with the requirements of Section 423 of the Internal Revenue Code, the Compensation Committee may amend the terms of the ESPP, or an offering, or provide for separate offerings under the ESPP to, among other things, reflect the impact of local law outside of the United States as applied to one or more eligible employees of a designated subsidiary and may, where appropriate, establish one or more sub-plans to reflect such amended provisions.

Effective Date and Term. The ESPP was adopted by our Board on March 18, 2016 and became effective upon receiving shareholder approval at the following 2016 Annual General Meeting. No purchase rights will be granted under the ESPP after the earliest to occur of (i) the date on which all shares available for issuance under the ESPP have been issued or (ii) the termination of the ESPP by the Company.

Corporate Transactions. In the event of a consolidation, merger, redomestication or similar transaction, a sale or transfer of all or substantially all of the Company's assets, or a dissolution or liquidation of the Company, the Compensation Committee may, in its discretion, provide that each outstanding purchase right will be assumed or substituted for a right granted by the acquiror or successor corporation or by a parent or subsidiary of such entity, or will be cancelled with accumulated payroll deductions returned to each participant, or that the offering period will end before the date of the proposed sale, merger or similar transaction.

New Plan Benefits. Benefits and purchases of our ordinary shares under the ESPP depend on elections made by employees and the fair market value of our ordinary shares on dates in the future. As a result, it is not possible to determine the benefits that will be received by eligible executive officers and other employees in the future under the ESPP. As described above, no employee may purchase shares under the ESPP at a rate that exceeds $25,000 in fair market value in any calendar year.

U.S. Federal Income Tax Consequences Relating to the ESPP

The following is a summary of certain material U.S. federal income tax consequences associated with the grant and exercise of purchase rights under the ESPP (i.e., the Code Section 423 Component) under current federal tax laws and certain other tax considerations associated with purchase rights under the ESPP. The summary does not address tax rates or non-U.S., state or local tax consequences, nor does it address employment tax or other federal tax consequences except as noted.

The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. In general, an employee will not recognize U.S. taxable income until the sale or other disposition of our ordinary shares purchased under the ESPP (the "ESPP Shares"). Upon such sale or disposition, the employee will generally be subject to tax in an amount that depends on the employee's holding period with respect to the ESPP Shares.

If the ESPP Shares are sold or disposed of more than one year from the date of purchase and more than two years after the first day of the offering period in which they were purchased, or upon the employee's death while owning the ESPP Shares, the employee will recognize ordinary income in an amount generally equal to the lesser of: (i) an amount equal to 10% of the fair market value of the ESPP Shares on the first day of the offering period (or such other percentage equal to the applicable purchase price discount), and (ii) the excess of the sale price of the ESPP Shares over the purchase price. Any additional gain will be treated as long-term capital gain. If the ESPP Shares held for the periods described above are sold and the sale price is less than the purchase price, then the employee will recognize a long-term capital loss in an amount equal to the excess of the purchase price over the sale price of the ESPP Shares.

If the ESPP Shares are sold or otherwise disposed of before the expiration of the holding periods described above, other than following the employee's death while owning the ESPP Shares, the employee generally will recognize as ordinary income an amount equal to the excess of the fair market value of the ESPP Shares on the date the ESPP Shares were purchased over the sale price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on the employee's holding period with respect to the ESPP Shares.

We are not entitled to a U.S. corporate income tax deduction for amounts taxed as ordinary income or capital gain to an employee except to the extent of ordinary income recognized upon a sale or disposition of ESPP Shares prior to the expiration of the holding periods described above.

Equity Compensation Plan Information

The following table provides information as of December 31, 2018, about the number of shares to be issued upon vesting or exercise of equity awards as well as the number of shares remaining available for issuance under our equity compensation plans.

Plan Category (shares in thousands)	Numbers of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(a)	Number of Securities Available for Future Issuance Under Equity Compensation Plans(b)
Equity compensation plans approved by shareholders(c)(d)	21,292	$ –	18,112

(a) The weighted average price does not take into account the shares issuable upon vesting of outstanding PSUs or RSUs, which have no exercise price.

(b) Excluding shares reflected in the first column of this table.

(c) Includes our 2006 Omnibus Incentive Plan, which was approved by our shareholders in May 2006, our 2010 Omnibus Incentive Plan, as amended, which was approved by our shareholders in June 2010, and our Employee Stock Purchase Plan, which was approved by our shareholders in June 2016.

(d) Includes PSUs calculated at target.

Past Participation in the ESPP

The table below sets forth the number of ordinary shares purchased by each of our named executive officers and other employees of the Company and participating subsidiaries under the ESPP, including all executive officers as a group since the inception of the ESPP through April 15, 2019 at a weighted average purchase price of $2.99 per ordinary share. Non-employee directors are not eligible to participate in the Plan.

Name and Position	Number of Ordinary shares Purchased
All executive officers as a group	–
All employees, including all executive officers, as a group	6,581,082

The Board unanimously recommends a vote "FOR" amending the ESPP to increase the number of ordinary shares authorized for issuance under the ESPP.

An ordinary resolution (i.e., a simple majority of the votes cast "For" or "Against") is required to approve this proposal. If you properly give a proxy but do not indicate how you wish to vote, the persons named on the proxy card, or if you do not name your proxy or proxies, the Proxy Holders, will vote for the proposal.

OTHER INFORMATION

SHARE OWNERSHIP

SHARES OWNED BY DIRECTORS AND EXECUTIVE OFFICERS

This table shows the number and percentage of ordinary shares beneficially owned by each of our NEOs and each of our directors and all of our executive officers and directors as a group as of April 15, 2019. Each person has sole voting and investment power for the shares shown below.

Name	Number of Shares Owned	Right to Acquire(1)	Total Shares Beneficially Owned	Percent of Outstanding Shares
Mohamed A. Awad	82,059	62,711	144,770	*
Christoph Bausch	204,488	33,333	237,821	*
Karl Blanchard	209,584	–	209,584	*
Roxanne J. Decyk	35,748	62,711	98,459	*
Stuart Fraser	141,239	–	141,239	
John D. Gass	104,171	62,711	166,882	*
Christina M. Ibrahim	328,927	–	328,927	*
Emyr Jones Parry	136,145	62,711	198,856	*
Francis S. Kalman	125,671	62,711	188,382	*
David S. King	35,748	62,711	98,459	*
William E. Macaulay	289,065	96,610	385,675	*
Mark A. McCollum	450,696	319,927	770,623	*
Doug Mills(2)	203,009	–	203,009	*
Angela A. Minas	40,000	62,711	102,711	*
Guillermo Ortiz	146,795	62,711	209,506	*
All directors and executive officers as a group (15 persons)	2,533,345	951,558	3,484,903	*%

* Less than 1%.

(1) Includes ordinary shares that can be acquired through RSUs that vest on or before June 14, 2019.

(2) Share ownership information is based on Mr. Mills last Form 4 dated February 2, 2018, and corporate records of shares distributed to him in connection with his departure from the Company in April 2018.

SHARES OWNED BY CERTAIN BENEFICIAL HOLDERS

This table shows information for each person who may be deemed to beneficially own 5% or more of our outstanding ordinary shares as of April 15, 2019, as contained in filings made by the shareholder with the SEC.

Name and Address of Beneficial Owner	Number of Shares	Percent of Outstanding Shares(1)
ClearBridge Investments, LLC	107,668,913(2)	10.7%
620 8th Avenue		
New York, New York 10018		
Dodge & Cox	82,847,831(3)	8.3%
555 California Street, 40th Floor		
San Francisco, California 94104		
The Vanguard Group	60,426,221(4)	6.0%
100 Vanguard Blvd.		
Malvern, Pennsylvania 19355		
American Funds Insurance Series Asset Allocation Fund	60,000,000(5)	6.0%
333 South Hope Street		
Los Angeles, CA 90071		

(1) The percentage indicated is based on 1,003,334,214 outstanding shares as of April 15, 2019.

(2) The number of shares is based on the Schedule 13G/A dated February 14, 2019 and filed with the SEC by ClearBridge Investments, LLC. According to the filing, (i) the beneficial owner has sole voting power over 104,498,299 shares and sole dispositive power over 107,668,913 shares, and (ii) the beneficial owner does not have shared voting or dispositive power over any of the shares.

(3) The number of shares is based on the Schedule 13G/A dated February 14, 2019 and filed with the SEC by Dodge & Cox. According to the filing, (i) the beneficial reports sole voting power over 80,693,931 shares and sole dispositive power over 82,847,831 shares, and (ii) the beneficial owner reports shared voting and dispositive power over no shares.

(4) The number of shares is based on the Schedule 13G/A dated February 11, 2019 and filed with the SEC by The Vanguard Group. According to the filing, (i) the beneficial owner reports sole voting power over 460,948 shares and sole dispositive power over 59,884,511 shares, and (ii) the beneficial owner reports shared voting power over 174,300 shares and has shared dispositive power over 541,710 of the shares.

(5) The number of shares is based on the Schedule 13G dated February 8, 2019 and filed with the SEC by American Funds Insurance Series Asset Allocation Fund. According to the filing, (i) the beneficial owner reports sole voting power over no shares and sole dispositive power over no shares, and (ii) the beneficial owner does not have shared voting or dispositive power over any of the shares. The beneficial owner reported that these shares may be reflected in a filing made by Capital Research Global Investors, Capital International Investors and/or Capital World Investors.

MANDATORY MINIMUM SHARE OWNERSHIP GUIDELINES

The Board believes that it is important to align the interests of management with the interests of our shareholders. In furtherance of this philosophy, the Company has adopted the following mandatory minimum share ownership guidelines. Share ownership includes shares owned directly as well as equity-based awards not yet fully vested and retirement plans (including our 401(k) plan). The minimum guidelines are based on a multiple of base salary or, in the case of directors, annual cash retainer. The guidelines are as follows:

Chief Executive Officer	6x
Other Executive Officers	3x
Directors	5x

A transition period of five years is allowed for new directors and executive officers in order to achieve the ownership amount, provided, however, that holding requirements are expected to be fulfilled through equity grants issued by Weatherford, not through open market transactions.

The Committee has reviewed the share ownership of our executive officers and directors and, subject to the transition periods and limitations described above, determined that Mr. Kalman, Mr. Gass, Mr. Macaulay, Sir Emyr Jones Parry and Dr. Ortiz were below the threshold, whereas the rest met or exceeded these share ownership guidelines. With respect to Mr. Kalman, Mr. Gass, Mr. Macaulay, Sir Emyr Jones Parry and Dr. Ortiz, the Company notes that these directors have historically been in full compliance, however due to the extreme decline in the Company's share price over the energy downturn, these directors are temporarily out of compliance. We will continue to monitor our share price; however, we do not expect, nor do our minimum share ownership guidelines require, additional open market purchases by our directors to satisfy the guidelines.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

All of our executive officers and directors are required to file initial reports of share ownership and reports of changes in ownership with the SEC pursuant to Section 16(a) of the Exchange Act.

We have reviewed these reports, including any amendments, and written representations from the executive officers and directors of the Company. Based on this review, we believe that all 2018 filing requirements were met for each of our directors and executive officers subject to Section 16(a). However, we have discovered that a Form 4 filing should have been made for Mr. Macaulay to reflect the distribution of 6,200 ordinary shares in November 2016 from the Anne R. Macaulay 2016 Trust and Elizabeth Macaulay Lewis 2016 Trusts to their respective beneficiaries, Mr. Macaulay's children, who were, at the time of such distributions, living outside Mr. Macaulay's household.

INCORPORATION BY REFERENCE

The Audit Committee Report and the Compensation Committee Report contained in this Proxy Statement are not deemed to be soliciting material or filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings we make under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate any of this information by reference. Information contained in or connected to our website is not incorporated by reference into this Proxy Statement and should not be considered part of this Proxy Statement or any other filing that we make with the SEC.

PRESENTATION OF IRISH STATUTORY ACCOUNTS

The Company's Irish Statutory Accounts for the fiscal year ended December 31, 2018, including the reports of the directors and Irish statutory auditor thereon, will be presented at the Annual General Meeting, and there will be a review of the Company's affairs. The Company's Irish Statutory Accounts have been approved by the Board of Directors of the Company. There is no requirement under Irish law that such statements be approved by shareholders, and no such approval will be sought at the Annual General Meeting. The Company's Irish Statutory Accounts are available with the Proxy Statement, and the Company's Annual Report at *www.weatherfordannualmeeting.com* and in the Investor Relations section of the Company's website at *www.weatherford.com*.

PROPOSALS BY SHAREHOLDERS

Rule 14a-8 under the Exchange Act addresses when a company must include a shareholder's proposal in its Proxy Statement and identify the proposal in its form of proxy when the company holds a meeting of shareholders. Under Rule 14a-8, in order for your proposals to be considered for inclusion in the Proxy Statement and proxy card relating to our 2020 annual general meeting, your proposals must be received by us by December 31, 2019 and must otherwise comply with Rule 14a-8. Any proposal received after such date will be considered untimely.

If you desire to bring a matter before the 2020 annual general meeting and the proposal is submitted outside the process of Rule 14a-8, you may use the procedures set forth in our Articles. Our Articles provide that any shareholders together representing not less than 860,000 shares may request for inclusion of an item on the agenda or a nominee. To be timely for an annual general meeting, a shareholder's notice to the Corporate Secretary as to the business or nominations to be brought before the meeting must be delivered to or mailed and received by the Corporate Secretary at the address specified below not less than 60 calendar days nor more than 90 calendar days before the first anniversary of the Company's annual general meeting for the prior year; provided, however, that in the event that no annual general meeting was held the previous year or the date of the annual general meeting is not within 30 calendar days before or after such anniversary date, a member's notice in order to be timely must be so received not later than the close of business on the 10th calendar day after the date on which public announcement or other notification to the shareholders of the date of the contemplated annual general meeting is first made by the Company.

In no event will the public announcement of an adjournment or postponement of an annual general meeting commence a new time period (or extend any time period) for the giving of a shareholder's notice. The request must specify the relevant agenda items and motions, together with evidence of the required shareholdings recorded in the share register, as well as any other information that would be required to be included in a Proxy Statement pursuant to the rules of the SEC.

We recommend that any shareholder desiring to make a nomination or submit a proposal for consideration obtain a copy of our Articles. They are available on our website at www.weatherford.com, by clicking on "Investor Relations," then "Corporate Governance," then "Corporate Documents," then "Memorandum and Articles of Association." Shareholders also may obtain a copy of these documents free of charge by submitting a written request to our Corporate Secretary at Weststrasse 1, 6340 Baar, Switzerland.

Any shareholder proposal (including the nomination of any director), whether or not to be included in our proxy materials, must be sent to our Corporate Secretary at the Company's registered office, 70 Sir John Rogerson's Quay, Dublin 2, Ireland.

OTHER BUSINESS

We know of no other business that will be brought before the Annual General Meeting. Under our Articles, shareholders may only bring business before a general meeting if it is requested within the time limits described above in the section entitled "Proposals by Shareholders" or if it is otherwise provided under Irish law or our Articles. If any other matters are properly presented, the persons named on the proxy card will vote the shares represented by proxies as they deem advisable.

HOUSEHOLDING

The SEC permits a single Proxy Statement to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing expenses. A number of brokerage firms have instituted householding.

As a result, if you hold your shares through a broker and you reside at an address at which two or more shareholders reside, you will likely be receiving only one Proxy Statement or one Notice of Internet Availability unless any shareholder at that address has given the broker contrary instructions. However, if any such beneficial shareholder residing at such an address wishes to receive a separate Proxy Statement or Notice of Internet Availability in the future, or if any such beneficial shareholder that elected to continue to receive separate Proxy Statement or Notice of Internet Availability wishes to receive a single Proxy Statement or Notice of Internet Availability in the future, that shareholder should contact their broker or send a request to our U.S. Investor Relations Department at 2000 St. James Place, Houston, Texas 77056. Telephone requests may be directed to +1 (713) 836-4000. We will deliver, promptly upon written or oral request to our U.S. Investor Relations Department, a separate copy of this Proxy Statement or Notice of Internet Availability to a beneficial shareholder at a shared address to which a single copy of the documents was delivered.

ADDITIONAL INFORMATION AVAILABLE

The 2018 Annual Report on Form 10-K and the audited consolidated financial statements of Weatherford for the year ended December 31, 2018 and accompanying directors' auditor's reports have been filed with the SEC. Complete copies of these materials are available on our website at www.weatherford.com. Any record shareholder may also obtain a copy of these documents free of charge by contacting our U.S. Investor Relations Department in writing at 2000 St. James Place, Houston, Texas 77056 or by telephone at +1 (713) 836-4000. Copies of any exhibits to Weatherford Annual Report on Form 10-K also are available upon written request subject to a charge for copying and mailing. If you have any other questions about us, please contact our U.S. Investor Relations Department at the address or phone number above or visit our website.

April 30, 2019

By Order of the Board of Directors

Christina M. Ibrahim
Executive Vice President, General Counsel,
Chief Compliance Officer and Corporate Secretary

ANNEX A – AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION (REVERSE STOCK SPLIT)

COMPANIES ACTS 1963 TO 2013

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

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WEATHERFORD INTERNATIONAL PUBLIC LIMITED COMPANY
(the "Company")

(Adopted on 3 March 2014 and amended by special resolutions passed on 31 March 2014, 27 May 2014, and 29 May 2014)

1.   The name of the company is Weatherford International public limited company.

2.   The Company is to be a public limited company.

3.   The objects for which the Company is established are:

3.1

(a)   To carry on the business of a holding company and to co-ordinate the administration, finances and activities of any subsidiary companies or associated companies, to do all lawful acts and things whatever that are necessary or convenient in carrying on the business of such a holding company and in particular to carry on, in all branches and business locations, the business of a management services company, to act as managers and to direct or co-ordinate the management of other companies or of the business, property and estates of any company or person and to undertake and carry out all such services in connection therewith as may be deemed expedient by the board of directors of the Company and to exercise its powers as a shareholder, whether direct or indirect, of other companies.

(b)   To acquire, hold, administer, control, sell and transfer equity securities in entities in Ireland and abroad, either directly or indirectly, in particular in entities which are active in the fields of providing services, financing, licensing, leasing, manufacturing and all other activities with respect to the acquisition and production of natural energy and to do all things usually dealt in by persons carrying on the above mentioned businesses or likely to be required in connection with any of the said businesses.

(c)   To engage in any commercial, financial or other activities which are, directly or indirectly, related to the purpose or objects of the Company.

(d)   To generally engage in all types of transactions and take all measures that appear appropriate to promote, whether directly or indirectly, the purpose or objects of the Company and/or the general interest of the Company or the group of companies to which the Company belongs, or that are related thereto.

(e)   To participate in the financing, including by means of the providing of guarantees, support, security and sureties of any kind, of other entities of the group of companies to which the Company belongs in the general interest of such group.

(f)   To take-over all assets and liabilities of Weatherford International Ltd., a joint-stock corporation organized under the laws of Switzerland ("WIL Swiss"), by way of an international (cross-border) merger without liquidation of WIL Swiss in compliance with, inter alia, Art. 3 et seq. Swiss Act on Merger, Demerger, Transformation and Transfer of Assets and Art. 163b and Art. 163c Swiss Private International Law Act and also applicable laws of Ireland, and to do and take all such things, measures, acts and actions (including, but not limited to, entering into agreements, contracts, deeds and other documents or instruments and giving undertakings, covenants, representations, warranties, indemnities, guarantees and other commitments and promises) as the Company considers may be necessary or required in connection therewith, or conducive or incidental thereto.

3.2   To acquire shares, stocks, debentures, debenture stock, indentures, notes, loan notes, loan stock, bonds, obligations and other securities of any description, by original subscription, tender, purchase, exchange or otherwise and to subscribe for the same either conditionally or otherwise, and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incidental to the ownership thereof.

3.3   To facilitate, effect, and encourage the creation, issue or conversion of, and to offer for public or private subscription, tender, purchase or exchange, shares, stocks, debentures, debenture stock, indentures, notes, loan notes, loan stock, bonds, obligations and other securities of any description of the Company, of any member of the group to which the Company belongs or of any other person and to act as trustees in connection with any such securities and to take part in the conversion of business concerns and undertakings into companies.

3.4   To purchase or by any other means acquire any freehold, leasehold or other property and real estate and in particular lands, tenements and hereditaments of any tenure, whether subject or not to any charges or encumbrances, for any estate or interest whatever, and any rights, privileges or easements over or in respect of any property and real estate, and any buildings, factories, mills, works, wharves, roads, rigs, machinery, engines, plant, live and dead stock, barges, vessels or things, and any real or personal property or rights whatsoever which may be necessary for, or may conveniently be used with, or may enhance the value or property of the Company, and to hold or to sell, let, alienate, mortgage, charge or otherwise deal with all or any such freehold, leasehold, or other property and real estate, lands, tenements or hereditaments, rights, privileges or easements.

3.5   To establish and contribute to any scheme (including any share option scheme or similar scheme) for the purchase of shares in the Company to be held for the benefit of the Company's directors, employees and consultants and to lend or otherwise provide money to such schemes or the directors, employees and consultants of the Company or any of its subsidiaries or associated companies to enable them to purchase shares of the Company, in each case subject to applicable law.

3.6   To sell, lease, exchange, grant, convey, transfer or otherwise dispose of any or all of the property and real estate, investments or assets of the Company of whatever nature or tenure for such price, consideration, sum or other return whether equal to or less than the market value thereof and whether by way of gift or otherwise as the Directors shall deem fit and to grant any fee farm grant or lease or to enter into any agreement for letting or hire of any such property or asset for a rent or return equal to or less than the market or rack rent therefor or at no rent and subject to or free from covenants and restrictions as the Directors shall deem appropriate.

3.7   To acquire and undertake the whole or any part of the business, good-will and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which this Company is authorised to carry on, and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into any arrangement for sharing profits, or for co-operation, or for limiting competition or for mutual assistance with any such person, firm or company and to give or accept by way of consideration for any of the acts or things aforesaid or property acquired, any shares, stocks, debentures, debenture stock, indentures, notes, loan notes, loan stock, bonds, obligations and other securities of any description that may be agreed upon, and to hold and retain or sell, mortgage or deal with any shares, stocks, debentures, debenture stock, indentures, notes, loan notes, loan stock, bonds, obligations and other securities of any description so received.

3.8   To apply for, register, purchase, acquire, sell, lease, hold, use, administer, control, license or otherwise deal with any patents, brevets d'invention, copyrights, trademarks, licences, technical and industrial know-how, concessions and the like conferring any exclusive or non-exclusive or limited rights to use or any secret or other inventing information as to any invention which may seem capable of being used for any of the purposes of the Company or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop or grant licences in respect of or otherwise turn to account the property, rights or information so acquired.

3.9   To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which the Company is authorised to carry on or engage in or any business or transaction capable of being conducted so as to, directly or indirectly, benefit the Company.

3.10   To incorporate or cause to be incorporated any one or more subsidiaries (within the meaning of section 155 of the Companies Act 1963, as amended) for the purpose of carrying on any business.

3.11   To invest and deal with the moneys of the Company not immediately required upon such securities and in such manner as may from time to time be determined.

3.12   To lend money to and guarantee the performance of the contracts or obligations of any company, firm or person, and the repayment of the capital and principal of, and dividends, interest or premiums payable on, any stock, shares and securities of any company, whether having objects similar to those of this Company or not, and to give all kinds of indemnities.

3.13   To enter into, invest or engage in, acquire, hold or dispose of any financial instruments or risk management instruments, whether or not of a type currently in existence, and currency exchange, interest rate or commodity or index linked transactions (whether in connection with or incidental to any other contract, undertaking or business entered into or carried on by the Company or whether as an independent object or activity), including securities in respect of which the return or redemption amount is calculated by reference to any index, price or rate, monetary and financial instruments of all kinds, futures contracts, swaps and hedges (including credit default, interest rate and currency swaps and hedges of any kind whatsoever), options contracts, contracts for differences, commodities (including bullion and other precious metals), forward rate agreements, debentures, debenture stock, warrants, commercial paper, promissory notes, mortgage backed securities, asset backed securities, dealings in foreign currency, spot and forward rate exchange contracts, caps, floors, collars, and any other foreign exchange, interest rate or commodity or index linked arrangements, and such other instruments whether for the purpose of making a profit or avoiding a loss or managing a currency or interest rate exposure or any other purpose and to enter into any contract for and to exercise and enforce all rights and powers conferred by or incidental, directly or indirectly, to such transactions or the termination of any such transactions.

3.14   To guarantee, support or secure, whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (both present and future) and uncalled capital of the Company, or by both such methods, the performance of the obligations of, and the repayment or payment of the principal amounts of and premiums, interest and dividends on any securities of, any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being the Company's holding company as defined by section 155 of the Companies Act 1963, as amended, or a subsidiary as therein defined of any such holding company or otherwise associated with the Company in business.

3.15   To borrow or raise finance or secure the payment of money in such manner as the Company shall think fit, and in particular by the provision of a guarantee or by the issue of shares, stocks, debentures, debenture stock, notes, loan notes, loan stock, bonds, obligations and other securities of all kinds, either perpetual or terminable and either redeemable or otherwise and to secure the repayment of any money borrowed, raised or owing by trust deed, mortgage, charge, or lien upon the whole or any part of the Company's property or assets (whether present or future) including its uncalled capital, and also by a similar trust deed, mortgage, charge or lien to secure and guarantee the performance by the Company of any obligation or liability it may undertake.

3.16   To carry on the business of financing and re-financing whether asset based or not (including financing and re-financing of financial assets), including managing financial assets with or without security in whatever currency including financing or re-financing by way of loan, acceptance credits, commercial paper, euro medium term bonds, euro bonds, asset-backed securities, securitisation, synthetic securitisation, collateralised debt obligations, bank placements, leasing, hire purchase, credit sale, conditional sale, factoring, forfeiting, invoice discounting, note issue facilities, project financing, bond issuances, participation and syndications, assignment, novation, factoring, discounting, participation, sub-participation, derivative contracts, securities/stock lending contracts, repurchase agreements or other appropriate methods of finance and to discount mortgage receivables, loan receivables and lease rentals for persons wherever situated in any currency whatsoever, and to do all of the foregoing as principal, agent or broker.

3.17   To draw, make, accept, endorse, discount, execute, negotiate and issue promissory notes, bills of exchange, bills of lading, warrants, indentures, debentures and other negotiable or transferable instruments.

3.18   To subscribe for, take, purchase or otherwise acquire, hold, sell and transfer shares, stocks, debentures, debenture stock, indentures, notes, loan notes, loan stock, bonds, obligations and other securities of any description of, or other interests in, any other company or person.

3.19   To hold in trust as trustees or as nominees and to deal with, manage and turn to account, any real or personal property of any kind, and in particular shares, stocks, debentures, debenture stock, indentures, notes, loan notes, loan stock, bonds, obligations and other securities of any description, policies, book debts, claims and choses in actions, lands, buildings, hereditaments, business concerns and undertakings, mortgages, charges, annuities, patents, licences, and any interest in real or personal property, and any claims against such property or against any person or company.

3.20   To constitute any trusts with a view to the issue of preferred and, deferred or other special stocks or securities based on or representing any shares, stocks and other assets specifically appropriated for the purpose of any such trust and to settle and regulate and if thought fit to undertake and execute any such trusts and to issue dispose of or hold any such preferred, deferred or other special stocks or securities.

3.21   To give any guarantee in relation to the payment of any debentures, debenture stock, indentures, notes, loan notes, loan stock, bonds, obligations or other securities of any description and to guarantee the payment of interest thereon or of dividends on any stocks or shares of any company.

3.22   To construct, erect and maintain buildings, houses, flats, shops and all other works, erections, and things of any description whatsoever either upon the lands acquired by the Company or upon other lands and to hold, retain as investments or to sell, let, alienate, mortgage, charge or deal with all or any of the same and generally to alter, develop and improve the lands and other property of the Company.

3.23   To provide for the welfare of persons in the employment of or holding office under or formerly in the employment of or holding office under the Company including Directors and ex-Directors of the Company or any of its subsidiary or associated companies and the wives, widows and families, dependents or connections of such persons by grants of money, pensions or other payments and by forming and contributing to pension, provident or benefit funds or profit sharing or co-partnership schemes for the benefit of such persons and to form, subscribe to or otherwise aid charitable, benevolent, religious, scientific, national or other institutions, exhibitions or objects which shall have any moral or other claims to support or aid by the Company by reason of the locality of its operation or otherwise.

3.24   To remunerate by cash payments or allotment of shares or securities of the Company credited as fully paid up or otherwise any person or company for services rendered or to be rendered to the Company or any member of the group to which the Company belongs, whether in the course of employment with the Company or any group company or the conduct or the management of the business of the Company or any group company or in placing or assisting to place or guaranteeing the placing of any of the shares or other securities of the Company's, or any group company's capital, or any debentures or other securities of the Company or any group company or in or about the formation or promotion of the Company or any group company.

3.25   To enter into and carry into effect any arrangement for joint working in business or for sharing of profits or for amalgamation with any other company or association or any partnership or person carrying on any business within the objects of the Company.

3.26   To distribute in specie or as otherwise may be resolved all or any portion of the assets of the Company among its members and in particular the shares, debentures or other securities of any other company belonging to this Company or of which this Company may have the power of disposing.

3.27   To vest any real or personal property, rights or interest acquired or belonging to the Company in any person or company on behalf of or for the benefit of the Company, and with or without any declared trust in favour of the Company.

3.28   To transact or carry on any business which may seem to be capable of being conveniently carried on in connection with any of these objects or calculated directly or indirectly to enhance the value of or facilitate the realisation of or render profitable any of the Company's property or rights.

3.29   To accept stock or shares in or indentures, debentures, mortgages or securities of any other company in payment or part payment for any services rendered or for any sale made to or debt owing from any such company, whether such shares shall be wholly or partly paid up.

3.30   To pay all costs, charges and expenses incurred or sustained in or about the promotion and establishment of the Company or which the Company shall consider to be preliminary thereto and to issue shares as fully or in part paid up, and to pay out of the funds of the Company all brokerage and charges incidental thereto.

3.31   To procure the Company to be registered or recognized in Ireland or in any foreign country or in any colony or dependency of any such foreign country or that the central management and control and/or place of effective management of the Company be located in any country, and to establish branches offices, places of business or subsidiaries in Ireland or any such foreign country or in any colony or dependency of any such foreign country.

3.32   To do all or any of the matters hereby authorised in any part of the world or in conjunction with or as trustee or agent for any other company or person or by or through any factors, trustees or agents.

3.33   To make gifts or grant bonuses to the Directors or any other persons who are or have been in the employment of the Company including substitute and alternate directors.

3.34   To do all such other things that the Company may consider incidental or conducive to the attainment of the above objects or as are capable of being conveniently carried on in connection therewith.

3.35   To carry on any business which the Company may lawfully engage in and to do all such things incidental or conducive to the business of the Company.

3.36   To make or receive gifts by way of capital contribution or otherwise.

3.37   To reduce its share capital in any manner permitted by law.

3.38   To the extent permitted by law, to give whether directly or indirectly, any kind of financial assistance for the purpose of, or in connection with, the purchase of, or subscription for, shares, stocks, debentures, debenture stock, indentures, notes, loan notes, loan stock, bonds, obligations and other securities of any description of the Company or of any body corporate which is at any given time the Company's holding company.

3.39   To do and take all such things, measures, acts and actions (including, but not limited to, entering into agreements, contracts, deeds and other documents or instruments and giving undertakings, covenants, representations, warranties, indemnities and other commitments and promises) as the Company considers may be necessary or required in connection with, or incidental or conducive to, attainment of the above objects, or any of them.

3.40   The objects set forth in any sub-clause of this clause shall be regarded as independent objects and shall not, except, where the context expressly so requires, be in any way limited or restricted by reference to or inference from the terms of any other sub-clause, or by the name of the Company. None of such sub-clauses or the objects therein specified or the powers thereby conferred shall be deemed subsidiary or auxiliary merely to the objects mentioned in the first sub-clause of this clause, but the Company shall have full power to exercise all or any of the powers conferred by any part of this clause in any part of the world notwithstanding that the business, property or acts proposed to be transacted, acquired or performed do not fall within the objects of the first sub-clause of this clause.

     NOTE: It is hereby declared that the word "company" in this clause, except where used in reference to this Company shall be deemed to include any partnership or other body of persons whether incorporated or not incorporated and whether domiciled in Ireland or elsewhere and the intention is that the objects specified in each paragraph of this clause shall except where otherwise expressed in such paragraph be in no way limited or restricted by reference to or inference from the terms of any other paragraph.

4.   The liability of the members is limited.

5.   The share capital of the Company is €40,000 and US$67,800 divided into 40,000 deferred ordinary shares of €1.00 each, and 67,800,000 ordinary shares of US$0.001 each.

6.   The shares forming the capital, increased or reduced, may be increased or reduced and be divided into such classes and issued with any special rights, privileges and conditions or with such qualifications as regards preference, dividend, capital, voting or other special incidents, and be held upon such terms as may be attached thereto or as may from time to time be provided by the original or any substituted or amended articles of association and regulations of the Company for the time being, but so that where shares are issued with any preferential or special rights attached thereto such rights shall not be alterable otherwise than pursuant to the provisions of the Company's articles of association for the time being.

We, the several persons whose names, addresses and descriptions are subscribed, wish to be formed into a company in pursuance of this memorandum of association, and we agree to take the number of shares in the capital of the company set opposite our respective names.

Names, Addresses and Descriptions of Subscribers	Number of Shares Taken by each Subscriber
Alejandro Cestero For and on behalf of **WEATHERFORD INTERNATIONAL LTD.** Alpenstrasse 15, Zug 6300 Switzerland Body Corporate	1 (One)
Total shares taken 1 (One)	
Dated 27 day of February 2014 **Witness to the above signatures:** Name: Coralie Brunet Address: 4-6 Rue Jean François Bartholon, 1204, Geneva, Switzerland Occupation: Office Manager	

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

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WEATHERFORD INTERNATIONAL PUBLIC LIMITED COMPANY
(the "Company")

(Adopted by special resolution passed on 29 May 2014)

Preliminary

1.   The regulations contained in Table A in the First Schedule to the Companies Act 1963 shall not apply to the Company.

2.

2.1   In these articles:

"**1983 Act**"	the Companies (Amendment) Act 1983.
"**1990 Act**"	means the Companies Act 1990.
"**Act**"	means the Companies Act 1963.
"**Acts**"	means the Companies Acts 1963 to 2013, and all statutory instruments which are to be read as one with, or construed, or to be read together with such Acts.
"**address**"	includes any number or address used for the purposes of communication, including by way of electronic mail or other electronic communication.
"**Adoption Date**"	has the meaning set out in article 3.3.
"**Applicable Escheatment Laws**"	has the meaning set out in article 162.2.
"**Approved Nominee**"	means a person holding shares or rights or interests in shares in the Company on a nominee basis who has been determined by the Company to be an "Approved Nominee".
"**Assistant Secretary**"	means any person appointed by the Secretary or the Board from time to time to assist the Secretary.
"**Auditor**" or "**Auditors**"	means the auditor or auditors at any given time of the Company.
"**Clear Days**"	in relation to the period of notice to be given under these articles, that period excluding the day when the notice is given or deemed to be given and the day of the event for which it is given or on which it is to take effect.
"**Covered Person**"	has the meaning set out in article 161.
"**electronic communication**"	has the meaning given to those words in the Electronic Commerce Act 2000.
"**electronic signature**"	has the meaning given to those words in the Electronic Commerce Act 2000.
"**Euro Deferred Shares**" or "**deferred ordinary shares**"	means euro deferred shares of nominal value €1.00 per share (or such other nominal value as may result from any reorganisation of capital) in the capital of the Company, having the rights and being subject to the limitations set out in these articles.
"**Exchange Act**"	means the United States Securities Exchange Act of 1934, as amended from time to time.
"**Member Associated Person**"	of any member means (A) any person controlling, directly or indirectly, or acting as a "group" (as such term is used in Rule 13d-5(b) under the Exchange Act) with, such member, (B) any beneficial owner of shares of the Company owned of record or beneficially by such member and (C) any person controlling, controlled by or under common control with such Member Associated Person.
"**Merger**"	means the merger of Weatherford International Ltd. ("**Weatherford Switzerland**") and the Company, pursuant to a merger agreement dated as of April 2, 2014 made between Weatherford Switzerland and the Company (the "**Merger Agreement**"), by way of an international (cross-border) merger without liquidation of Weatherford Switzerland in compliance with, inter alia, Art. 3 et seq. Swiss Act on Merger, Demerger, Transformation and Transfer of Assets and Art. 163b, 163c and 164 Swiss Private International Law Act and also applicable laws of Ireland.
"**Ordinary Resolution**"	means a resolution of the Company's members passed by a simple majority of the votes cast by such members as, being entitled to do so, voting in person, or by proxy, at a general meeting of the Company.
"**Ordinary Shares**" or "**ordinary shares**"	means ordinary shares of nominal value US$0.001 per share (or such other nominal value as may result from any reorganisation of capital) in the capital of the Company, having the rights and being subject to the limitations set out in these articles.
"**Redeemable Shares**"	means redeemable shares in accordance with section 206 of the 1990 Act.

"**Register**"	means the register of members to be kept as required in accordance with section 116 of the Act.
"**Section 81 Notice**"	shall mean a notice given to a member in accordance with section 81 of the 1990 Act.
"**Share**"	"Share" and "share" mean, unless specified otherwise or the context otherwise requires, any share in the capital of the Company.
"**Shareholder**" or "**the Holder**" or "**member**"	means in relation to any share, the person whose name is entered in the Register as the holder of the share or, where the context permits, the persons whose names are entered in the Register as the joint holders of shares.
"**Special Resolution**"	means a special resolution of the Company's members within the meaning of section 141 of the Act.
"**the Company**"	means the company whose name appears in the heading to these articles.
"**the Directors**" or "**the Board**"	means the directors from time to time and for the time being of the Company or the directors present at a meeting of the board of directors and includes any person occupying the position of director by whatever name called.
"**the Office**"	means the registered office from time to time and for the time being of the Company.
"**the seal**"	means the common seal of the Company.
"**the Secretary**"	means any person appointed to perform the duties of the secretary of the Company.
"**the State**"	means the state of Ireland.
"**these articles**"	means the articles of association of which this article forms part, as the same may be amended from time to time and for the time being in force.

2.2 Expressions in these articles referring to writing shall be construed, unless the contrary intention appears, as including references to printing, lithography, photography and any other modes of representing or reproducing words in a visible form except as provided in these articles and / or where it constitutes writing in electronic form sent to the Company, and the Company has agreed to its receipt in such form. Expressions in these articles referring to execution of any document shall include any mode of execution whether under seal or under hand or any mode of electronic signature as shall be approved by the Directors. Expressions in these articles referring to receipt or issuance of any electronic communications shall, be limited to receipt or issuance in such manner as the Company has approved or as set out in these articles. Notwithstanding the foregoing, all written communication by the Company and the Directors may for the purposes of these articles, to the extent permitted by law, be in electronic form.

2.3 Unless the contrary intention appears, words or expressions contained in these articles shall bear the same meaning as in the Acts or in any statutory modification thereof in force at the date at which these articles become binding on the Company.

2.4 References herein to any enactment shall mean such enactment as the same may be amended and may be from time to time and for the time being in force.

2.5 The masculine gender shall include the feminine and neuter, and vice versa, and the singular number shall include the plural, and vice versa, and words importing persons shall include firms or companies.

2.6 Reference to US$, USD, or dollars shall mean the currency of the United States of America and to €, euro, EUR or cent shall mean the currency of Ireland.

Share capital and variation of rights

3.

3.1 The share capital of the Company is €40,000 and US$67,800 divided into 40,000 deferred ordinary shares of €1.00 each, and 67,800,000 ordinary shares of US$0.001 each.

3.2 The rights and restrictions attaching to the ordinary shares shall be as follows:

    (a) subject to the right of the Company to set record dates for the purposes of determining the identity of members entitled to notice of and / or to vote at a general meeting, the right to attend and speak at any general meeting of the Company and to exercise one vote per ordinary share held at any general meeting of the Company;

    (b) the right to participate pro rata in all dividends declared by the Company; and

    (c) the right, in the event of the Company's winding up, to participate pro rata in the total assets of the Company.

3.3 The rights and restrictions attaching to the Euro Deferred Shares shall be as follows:

    (a) The Euro Deferred Shares shall rank *pari passu* with, and have the same rights, and be subject to the same restrictions, as the ordinary shares until the effective time of the Merger (as provided for in the Merger Agreement).

    (b) From the effective time of the Merger (as provided for in the Merger Agreement):

        (i) the holders of the Euro Deferred Shares shall not be entitled to receive any dividend or distribution and shall not be entitled to receive notice of, nor to attend, speak or vote at any meeting of some or all of the members of the Company; and

(ii)   on a return of assets, whether on liquidation or otherwise, the Euro Deferred Shares shall entitle the holder thereof only to the repayment of the amounts paid up on such shares after repayment of the capital paid up on the ordinary shares plus the payment of $5,000,000 on each of the ordinary shares and the holders of the Euro Deferred Shares (as such) shall not be entitled to any further participation in the assets or profits of the Company.

(c)   The special resolution passed on the date of adoption of these articles (the "**Adoption Date**") shall be deemed to confer irrevocable authority on the Company at any time after the Adoption Date:

(i)   to acquire all or any of the fully paid Euro Deferred Shares otherwise than for valuable consideration in accordance with section 41(2) of the 1983 Act and without obtaining the sanction of the holders thereof;

(ii)   to appoint any person to execute on behalf of the holders of the Euro Deferred Shares remaining in issue (if any) a transfer thereof and/or an agreement to transfer the same otherwise than for valuable consideration to the Company or to such other person as the Company may nominate;

(iii)   to cancel any acquired Euro Deferred Shares; and

(iv)   pending such acquisition and/or transfer and/or cancellation to retain the certificate (if any) for such Euro Deferred Shares.

(d)   In accordance with section 43(3) of the 1983 Act the Company shall, not later than three years after any acquisition by it of any Euro Deferred Shares as aforesaid, cancel such shares (except those which, or any interest of the Company in which, it shall have previously disposed of) and reduce the amount of the issued share capital by the nominal value of the shares so cancelled and the Directors may take such steps as are requisite to enable the Company to carry out its obligations under that subsection without complying with sections 72 and 73 of the 1963 Act including passing resolutions in accordance with section 43(5) of the 1983 Act.

(e)   Neither the acquisition by the Company otherwise than for valuable consideration of all or any of the Euro Deferred Shares nor the redemption thereof nor the cancellation thereof by the Company in accordance with this article shall constitute a variation or abrogation of the rights or privileges attached to the Euro Deferred Shares, and accordingly the Euro Deferred Shares or any of them may be so acquired, redeemed and cancelled without any such consent or sanction on the part of the holders thereof. The rights conferred upon the holders of the Euro Deferred Shares shall not be deemed to be varied or abrogated by the creation of further shares ranking in priority thereto or pari passu therewith.

3.4

(a)   Subject to article 3.4(b), an ordinary share shall be automatically converted into a Redeemable Share on, and from the time of, the existence or creation of an agreement, transaction or trade (an "arrangement") between the Company and any person pursuant to which the Company acquires, agrees to acquire, or will acquire ordinary shares, or an interest in ordinary shares, from such person. In these circumstances, the acquisition of such shares or interest in shares by the Company shall constitute the redemption of a Redeemable Share in accordance with Part XI of the 1990 Act.

(b)   The provisions of article 3.4(a) shall not apply to a particular arrangement if the board of directors of the Company resolves, prior to the existence or creation of that arrangement, that the arrangement concerned is to be treated as a purchase or acquisition of shares pursuant to article 4.2 or as otherwise permitted by the Acts (including Section 41(2) of the 1983 Act), in which case the arrangement shall be so executed as a purchase or acquisition, in accordance with article 4.2 and/or the relevant provision(s) of the Acts, and not a redemption of shares.

4.   Subject to the provisions of Part XI of the 1990 Act and the other provisions of this article, the Company may:

4.1   pursuant to section 207 of the 1990 Act, issue any shares of the Company which are to be redeemed or are liable to be redeemed at the option of the Company or the member on such terms and in such manner as may be determined by the Company in general meeting (by Special Resolution) on the recommendation of the Directors;

4.2   subject to and in accordance with the provisions of the Acts and without prejudice to any relevant special rights attached to any class of shares pursuant to section 211 of the 1990 Act, purchase any of its own shares (including any Redeemable Shares and without any obligation to purchase on any pro rata basis as between members or members of the same class) and may cancel any shares so purchased or hold them as treasury shares (as defined in section 209 of the 1990 Act) and may reissue any such shares as shares of any class or classes; or

4.3   pursuant to section 210 of the 1990 Act, convert any of its shares into Redeemable Shares.

5.   Without prejudice to any special rights previously conferred on the Holders of any existing shares or class of shares, any share in the Company may be issued with such preferred or deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by Ordinary Resolution determine.

6.   If at any time the share capital is divided into different classes of shares the rights attached to any class may, whether or not the Company is being wound up, be varied or abrogated with the consent in writing of the Holders of three-fourths of the issued shares in that class, or with the sanction of a Special Resolution passed at a separate general meeting of the Holders of the shares of that class, provided that, if the relevant class of Holders has only one Holder, that person present in person or by proxy, shall constitute the necessary quorum. To every such meeting the provisions of article 51 shall apply.

7.   The rights conferred upon the Holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares with rights ranking pari passu therewith.

8.

8.1   Subject to the provisions of these articles relating to new shares, the unissued shares of the Company shall be at the disposal of the Directors, and they may (subject to the provisions of the Acts) allot, grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its members, but so that no share shall be issued at a discount save in accordance with sections 26(5) and 28 of the 1983 Act, and so that, in the case of shares offered to the public for subscription, the amount payable on application on each share shall not be less than one-quarter of the nominal amount of the share and the whole of any premium thereon.

8.2 Subject to any requirement to obtain the approval of members under any laws, regulations or the rules of any stock exchange to which the Company is subject, the Board is authorised, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the Board deems advisable, options to purchase or subscribe for such number of shares of any class or classes or of any series of any class as the Board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued.

8.3 The Directors are, for the purposes of section 20 of the 1983 Act, generally and unconditionally authorised to exercise all powers of the Company to allot and issue relevant securities (as defined by the said section 20) up to the amount of Company's authorised share capital and to allot and issue any shares purchased by the Company pursuant to the provisions of Part XI of the 1990 Act and held as treasury shares and this authority shall expire five years from the date of adoption of these articles of association.

8.4 The Directors are hereby empowered pursuant to sections 23 and 24(1) of the 1983 Act to allot equity securities within the meaning of the said section 23 for cash pursuant to the authority conferred by article 8.3 as if section 23(1) of the said 1983 Act did not apply to any such allotment. The Company may before the expiry of such authority make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred by this paragraph had not expired.

8.5 Nothing in these articles shall preclude the Directors from recognising a renunciation of the allotment of any shares by any allottee in favour of some other person.

9. The Company may pay commission to any person in consideration of a person subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company on such terms and subject to such conditions as the Directors may determine, including, without limitation, by paying cash or allotting and issuing fully or partly paid shares or any combination of the two. The Company may also, on any issue of shares, pay such brokerage as may be lawful.

10. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the Holder. This shall not preclude the Company from requiring the members or a transferee of shares to furnish the Company with information as to the beneficial ownership of any share when such information is reasonably required by the Company.

11. The shares of the Company may be either represented by certificates or, if the conditions of issue of the relevant shares so provide, by uncertificated shares. Except as required by law, the rights and obligations of the Holders of uncertificated shares and the rights and obligations of the Holders of shares represented by certificates of the same class shall be identical.

12. Any person claiming a share certificate to have been lost, destroyed or stolen, shall make an affidavit or affirmation of that fact, and if required by the Board shall advertise the same in such manner as the Board may require, and shall give the Company, its transfer agents and its registrars a bond of indemnity, in form and with one or more sureties satisfactory to the Board or anyone designated by the Board with authority to act thereon, whereupon a new certificate may be executed and delivered of the same tenor and for the same number of shares as the one alleged to have been lost, destroyed or stolen.

Disclosure of beneficial ownership

13. If at any time the Directors are satisfied that any member, or any other person appearing to be interested in shares held by such member:

13.1 (x) has been duly served with a Section 81 Notice and is in default for the prescribed period (as defined in article 13.6(b)) in supplying to the Company the information thereby required; or (y) in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the Directors may, in their absolute discretion at any time thereafter by notice (a "**direction notice**") to such member direct that:

(a) in respect of the shares in relation to which the default occurred (the "**default shares**") the member shall not be entitled to attend or to vote at a general meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company; and

(b) where the nominal value of the default shares represents at least 0.25 per cent of the nominal value of the issued shares of the class concerned, then the direction notice may additionally direct that:

(i) except in a liquidation of the Company, no payment shall be made of any sums due from the Company on the default shares, whether in respect of capital or dividend or otherwise, and the Company shall not have any liability to pay interest on any such payment when it is finally paid to the member;

(ii) no other distribution shall be made on the default shares; and / or

(iii) no transfer of any of the default shares held by such member shall be registered unless:

(1) the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the Directors may in their absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(2) the transfer is an approved transfer (as defined in article 13.6(c));

the Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

13.2 Where any person appearing to be interested in the default shares has been duly served with a direction notice or copy thereof and the default shares which are the subject of such direction notice are held by an Approved Nominee, the provisions of this article shall be treated as applying only to such default shares held by the Approved Nominee and not (insofar as such person's apparent interest is concerned) to any other shares held by the Approved Nominee.

13.3 Where the member upon whom a Section 81 Notice is served is an Approved Nominee acting in its capacity as such, the obligations of the Approved Nominee as a member of the Company shall be limited to disclosing to the Company such information as has been recorded by it relating to any person appearing to be interested in the shares held by it.

13.4 Any direction notice shall cease to have effect:

(a) in relation to any shares which are transferred by such member by means of an approved transfer; or

(b) when the Directors are satisfied that such member, and any other person appearing to be interested in shares held by such member, has given to the Company the information required by the relevant Section 81 Notice.

13.5 The Directors may at any time give notice cancelling a direction notice.

13.6 For the purposes of this article:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a Section 81 Notice which either (a) names such person as being so interested or (b) fails to establish the identities of all those interested in the shares and (after taking into account the said notification and any other relevant Section 81 Notice) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the "**prescribed period**" is 28 days from the date of service of the said Section 81 Notice unless the nominal value of the default shares represents at least 0.25 per cent of the nominal value of the issued shares of that class, when the prescribed period is 14 days from that date;

(c) a transfer of shares is an approved transfer if but only if:

(i) it is a transfer of shares to an offeror by way or in pursuance of acceptance of an offer made to all the Holders (or all the Holders other than the person making the offer and his nominees) of the shares in the Company to acquire those shares or a specified proportion of them; or

(ii) the Directors are satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with other persons appearing to be interested in such shares; or

(iii) the transfer results from a sale made through a stock exchange on which the Company's shares are normally traded;

(d) Nothing contained in this article shall limit the power of the Company under section 85 of the 1990 Act; and

(e) For the purpose of establishing whether or not the terms of any notice served under this article shall have been complied with the decision of the Directors in this regard shall be final and conclusive and shall bind all persons interested.

Lien

14. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether immediately payable or not) called or payable at a fixed time or in accordance with the terms of issue of such share in respect of such share. The Directors may at any time declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to all dividends payable thereon.

15. The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is immediately payable, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is immediately payable, has been given to the Holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

16. To give effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the Holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale. Where a share, which is to be sold as provided for in article 26, is held in uncertificated form, the Directors may authorise some person to do all that is necessary under the 1990 Act (Uncertificated Securities) Regulations 1996 to change such share into certificated form prior to its sale.

17. The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is immediately payable, and the residue, if any, shall (subject to a like lien for sums not immediately payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

18. Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any shares registered in the Register as held either jointly or solely by any Holder or in respect of any dividends, bonuses or other moneys due or payable or accruing due or which may become due or payable to such Holder by the Company on or in respect of any shares registered as aforesaid or for or on account or in respect of any Holder and whether in consequence of:

(a) the death of such Holder;

(b) the non-payment of any income tax or other tax by such Holder;

(c) the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such Holder or by or out of his estate; or

(d) any other act or thing;

in every such case (except to the extent that the rights conferred upon Holders of any class of shares render the Company liable to make additional payments in respect of sums withheld on account of the foregoing):

(A) the Company shall be fully indemnified by such Holder or his executor or administrator from all liability;

(B) the Company shall have a lien upon all dividends and other moneys payable in respect of the shares registered in the Register as held either jointly or solely by such Holder for all moneys paid or payable by the Company in respect of such shares or in respect of any dividends or other moneys as aforesaid thereon or for or on account or in respect of such Holder under or in consequence of any

such law together with interest at the rate of fifteen percent per annum thereon from the date of payment to date of repayment and may deduct or set off against such dividends or other moneys payable as aforesaid any moneys paid or payable by the Company as aforesaid together with interest as aforesaid;

(C) the Company may recover as a debt due from such Holder or his executor or administrator wherever constituted any moneys paid by the Company under or in consequence of any such law and interest thereon at the rate and for the period aforesaid in excess of any dividends or other moneys as aforesaid then due or payable by the Company;

(D) the Company may, if any such money is paid or payable by it under any such law as aforesaid, refuse to register a transfer of any shares by any such Holder or his executor or administrator until such money and interest as aforesaid is set off or deducted as aforesaid, or in case the same exceeds the amount of any such dividends or other moneys as aforesaid then due or payable by the Company, until such excess is paid to the Company; and

(E) subject to the rights conferred upon the Holders of any class of shares, nothing herein contained shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such Holder as aforesaid, his estate representative, executor, administrator and estate wheresoever constituted or situate, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

Calls on shares

19. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times or in accordance with such terms of allotment, and each member shall (subject to receiving at least 14 days notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

20. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments.

21. The joint Holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

22. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

23. Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purpose of these articles be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these regulations as to payment of interest and expenses, forfeiture or otherwise, shall apply as if such sum had become payable by virtue of a call duly made and notified.

24. The Directors may, on the issue of shares, differentiate between the Holders as to the amount of calls to be paid and the time of payment.

25. The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become payable) pay interest at such rate not exceeding (unless the Company in general meeting otherwise directs) fifteen per cent per annum, as may be agreed upon between the Directors and the member paying such sum in advance.

Transfer of Shares

26.

26.1 Subject to compliance with the Acts and to any applicable restrictions contained in these articles, applicable law, including U.S. securities laws, and any agreement binding on such Holder as to which the Company is aware, any Holder may transfer all or any of its shares by an instrument of transfer in the usual common form or in any other form or by any other method permissible under applicable law, as may be approved by the Directors. The instrument of transfer of any share may be executed for and on behalf of the transferor by the Secretary, Assistant Secretary or any duly authorised delegate or attorney of the Secretary or Assistant Secretary (whether an individual, a corporation or other body of persons, whether corporate or not, and whether in respect of specific transfers or pursuant to a general standing authorisation) and the Secretary or Assistant Secretary or a relevant authorised delegate shall be deemed to have been irrevocably appointed agent for the transferor of such share or shares with full power to execute, complete and deliver in the name of and on behalf of the transferor of such share or shares all such transfers of shares held by the members in the share capital of the Company. Any document which records the name of the transferor, the name of the transferee, the class and number of shares agreed to be transferred and the date of the agreement to transfer shares, shall, once executed by the transferor or the Secretary or Assistant Secretary or relevant authorised delegate as agent for the transferor, be deemed to be a proper instrument of transfer for the purposes of section 81 of the Act. The transferor shall be deemed to remain the Holder of the share until the name of the transferee is entered on the Register in respect thereof, and neither the title of the transferee nor the title of the transferor shall be affected by any irregularity or invalidity in the proceedings in reference to the sale should the Directors so determine.

The Company, at its absolute discretion, may, or may procure that a subsidiary of the Company shall, pay Irish stamp duty arising on a transfer of shares on behalf of the transferee of such shares of the Company. If stamp duty resulting from the transfer of shares in the Company which would otherwise be payable by the transferee is paid by the Company or any subsidiary of the Company on behalf of the transferee, then in those circumstances, the Company shall, on its behalf or on behalf of its subsidiary (as the case may be), be entitled to (i) seek reimbursement of the stamp duty from either the transferee or, at the Company's sole discretion, the transferor; (ii) set-off the stamp duty against any dividends payable to the transferee of those shares; and (iii) claim a first and permanent lien on the shares on which stamp duty has been paid by the Company or its subsidiary for the amount of stamp duty paid. The Company's lien shall extend to all dividends paid on those shares.

26.2   Notwithstanding the provisions of these articles and subject to any regulations made under section 239 of the 1990 Act, title to any shares in the Company may also be evidenced and transferred without a written instrument in accordance with section 239 of the 1990 Act or any regulations made thereunder. The Directors shall have power to permit any class of shares to be held in uncertificated form and to implement any arrangements they think fit for evidencing transfers in accordance with such regulations and in particular shall, where appropriate, be entitled to disapply or modify all or part of the provisions in these articles with respect to the requirement for written instruments of transfer and share certificates (if any), in order to give effect to such regulations.

27.   Subject to such of the restrictions of these articles and to such of the conditions of issue of any share warrants as may be applicable, any share warrant may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve.

28.   The Directors in their absolute discretion and without assigning any reason therefor may decline to register any transfer of a share which is not fully paid. The Directors may also decline to recognise any instrument of transfer unless:

28.1   the instrument of transfer is duly stamped (if required by law) and lodged with the Company, at such place as the Directors shall appoint for the purpose, accompanied by the certificate for the shares (if any has been issued) to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

28.2   the instrument of transfer is in respect of only one class of share; and

28.3   they are satisfied that all applicable consents, authorisations, permissions or approvals required to be obtained pursuant to any applicable law or agreement prior to such transfer have been obtained or that no such consents, authorisations, permissions or approvals are required.

29.   If the Directors refuse to register a transfer they shall, within three months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

30.   Registration of transfers may be suspended at such times and for such period, not exceeding in the whole 30 days in each year, as the Directors may from time to time determine subject to the requirements of section 121 of the Act.

31.   All instruments of transfer shall upon their being lodged with the Company remain the property of the Company and the Company shall be entitled to retain them.

Transmission of Shares

32.   In the case of the death of a member, the survivor or survivors, where the deceased was a joint Holder, and the personal representatives of the deceased where he was a sole Holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased joint Holder from any liability in respect of any share which had been jointly held by him with other persons. For greater certainty, where two or more persons are registered as joint Holders of a share or shares, then in the event of the death of any joint Holder or Holders the remaining joint Holder or Holders shall be absolutely entitled to the said share or shares and the Company shall recognise no claim in respect of the estate of any joint Holder except in the case of the last survivor of such joint Holders.

33.   Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time properly be required by the Directors and subject as herein provided, elect either to be registered himself as Holder of the share or to have some person nominated by him registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the shares by that member before his death or bankruptcy, as the case may be. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have another person registered, he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of these articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice of transfer were a transfer signed by that member.

34.   A person becoming entitled to a share by reason of the death or bankruptcy of the Holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to the meetings of the Company, so, however, that the Directors may at any time give notice requiring such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 60 days, the Directors may thereupon withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Forfeiture of Shares

35. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued.

36. The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

37. If the requirements of any such notice as aforesaid are not complied with any shares in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

38. A forfeited share shall be deemed to be the property of the Company and may be sold, re-offered or otherwise disposed of either to the person who was, before the forfeiture, the Holder thereof or entitled thereto or to any other person on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

39. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the Holder of the share, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice.

40. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

41. A statutory declaration that the declarant is a Director or the Secretary, and that a share in the Company has been duly forfeited on the date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the Holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

42. The provisions of these articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

43. The Directors may accept the surrender of any share which the Directors have resolved to have been forfeited upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it has been forfeited.

Financial assistance

44. The Company may give any form of financial assistance which is permitted by the Acts for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company or in the Company's holding company.

Alteration of Capital

45. The Company may from time to time by Ordinary Resolution increase its authorised share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

46. The Company may by Ordinary Resolution:

46.1 effect a reduction in its authorized but unissued share capital by cancelling unissued shares;

46.2 consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

46.3 subdivide its existing shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association subject, nevertheless, to section 68(1)(d) of the Act;

46.4 make provision for the issue and allotment of shares which do not carry any voting rights;

46.5 cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled; and

46.6 subject to applicable law, change the currency denomination of its share capital.

46.7 Where any difficulty arises in regard to any division, consolidation or sub-division under this article 46, the Directors may settle the same as they think expedient and in particular, may, on behalf of applicable Holders, arrange for the sale of the shares representing fractions and distribute the net proceeds of such sale in due proportion amongst the Holders who would have been entitled to the fractions, and for this purpose the Directors may authorise any person to execute any instruments or other documents required to transfer the shares representing fractions to the transferee. The transferee shall not be bound to see to the application of purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings related to the sale.

47. The Company may by Special Resolution reduce its issued share capital, any capital redemption reserve fund or any share premium account in any manner and with and subject to any incident authorised, and consent required, by law.

General meetings

48.   The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year, and shall specify the meeting as such in the notices calling it. Not more than 15 months shall elapse between the date of one annual general meeting of the Company and that of the next. Subject to section 140 of the Act, all general meetings of the Company may be held inside or outside the State.

49.   All general meetings other than annual general meetings shall be called extraordinary general meetings.

50.   The Directors may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on such requisition, or in default may be convened by such requisitionists, as provided in section 132 of the Act.

51.   All provisions of these articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the Holders of any class of shares in the capital of the Company, except that:

51.1   the necessary quorum shall be two or more persons holding or representing by proxy (whether or not such Holder actually exercises his voting rights in whole, in part or at all at the relevant general meeting) more than 50% of the total issued-voting rights of the Company's shares, provided, however, that if the class of shares shall have only one Holder, one Holder present in person or by proxy shall constitute the necessary quorum;

51.2   any Holder of shares of the class present in person or by proxy may demand a poll; and

51.3   on a poll, each Holder of shares of the class shall have one vote in respect of every share of the class held by him.

52.   A Director shall be entitled, notwithstanding that he is not a member, to attend and speak at any general meeting and at any separate meeting of the Holders of any class of shares in the Company.

Notice of General Meetings

53.

53.1   Subject to the provisions of the Acts allowing a general meeting to be called by shorter notice, an annual general meeting, and an extraordinary general meeting called for the passing of a Special Resolution, shall be called by not less than 21 Clear Days' notice and all other extraordinary general meetings shall be called by not less than 14 Clear Days' notice.

53.2   Notice of every general meeting shall be given in any manner permitted by these articles to all members (other than those who, under the provisions of these articles or the terms of issue of the shares which they hold, are not entitled to receive such notice from the Company) and to each Director and to the Auditors.

53.3   Any notice convening a general meeting shall specify the time and place of the meeting and the general nature of the business to be conducted thereat and, in reasonable prominence, that a member entitled to attend and vote is entitled to appoint one or more proxies to attend, speak and vote in his place and that any proxy need not be a member of the Company. It shall also give particulars of any Directors who are to retire at the meeting and of any persons who are recommended by the Directors for election or re-election as Directors at the meeting or in respect of whom notice has been duly given to the Company of the intention to propose them for election or re-election as Directors at the meeting; provided that the latter requirement shall only apply where the intention to propose the person has been received by the Company in accordance with the provisions of these articles. Subject to any restrictions imposed on any shares, the notice of the meeting shall be given to all the Holders of any class of shares of the Company as of the record date set by the Directors other than shares which, under the terms of these articles or the terms of allotment of such shares, are not entitled to receive such notice from the Company, and to the Directors and the Company's auditors.

53.4   The accidental omission to give notice of a meeting to, or, in cases where instruments of proxy are sent out without the notice, the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or instrument of proxy by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

53.5   A Holder of shares present, either in person or by proxy, at any meeting of the Company or of the Holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where required, of the purposes for which it was called.

53.6   Upon request in writing of members holding such number of shares as is prescribed by section 132 of the Act, delivered to the Office, it shall be the duty of the Directors to convene a general meeting to be held within two months from the date of the deposit of the requisition in accordance with the section 132 of the Act. If such notice is not given within two months after the delivery of such request, the requisitionists, or any one of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, but any meeting so convened shall not be held after the expiration of three months from the said date and any notice of such meeting shall be in compliance with these articles.

54.

54.1   The Directors may postpone a general meeting of the members (other than a meeting requisitioned by a member in accordance with section 132 of the Act or where the postponement of which would be contrary to the Acts or a court order pursuant to the Acts) after it has been convened, and notice of such postponement shall be served in accordance with article 53 upon all members entitled to notice of the meeting so postponed setting out, where the meeting is postponed to a specific date, notice of the new meeting in accordance with article 53.

54.2   The Directors may cancel a general meeting of the members (other than a meeting requisitioned by a member in accordance with section 132 of the Act or where the cancellation of which would be contrary to the Acts or a court order pursuant to the Acts) after it has been convened, and notice of such cancellation shall be served in accordance with article 53 upon all members entitled to notice of the meeting so cancelled.

Proceedings at General Meetings

55. No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Except as otherwise provided in these articles, a quorum shall be two or more persons holding or representing by proxy (whether or not such Holder actually exercises his voting rights in whole, in part or at all at the relevant general meeting) more than 50% of the total issued voting rights of the Company's shares, provided that if the Company has only one member, one member present in person or by proxy shall constitute a quorum. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum.

56. If within five minutes from the time appointed for a general meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day and such other time and place as the chairman of the meeting shall determine. The Company shall give not less than five days' notice of any meeting adjourned through want of a quorum.

57. A meeting of the members or any class thereof may be held by means of such telephone, electronic or other communication facilities (including, without limitation of the foregoing, by telephone or video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence at such meeting.

58. No business may be transacted at a meeting of members, other than business that is either proposed by or at the direction of the Directors; proposed at the direction of the High Court of Ireland; proposed on the requisition in writing of such number of members as is prescribed by, and is made in accordance with, the relevant provisions of the Acts and, in respect of an annual general meeting only, these articles; or the chairman of the meeting determines in his absolute and sole discretion that the business may properly be regarded as within the scope of the meeting. For business or nominations to be properly brought by a member at any general meeting, the member proposing such business must be a Holder of record at the time of giving of the notice provided for in articles 53 and 54 and must be entitled to vote at such meeting and any proposed business must be a proper matter for member action.

59.

59.1 Subject to the Acts, a resolution may only be put to a vote at a general meeting of the Company if:

(a) it is specified in the notice of the meeting; or

(b) it is otherwise properly brought before the meeting by the chairman of the meeting or by or at the direction of the Board; or

(c) it is proposed at the direction of a court of competent jurisdiction; or

(d) it is proposed with respect to an extraordinary general meeting in the requisition in writing for such meeting made by such number of members as is prescribed by (and such requisition in writing is made in accordance with) section 132 of the Act; or

(e) in the case of an annual general meeting, it is proposed in accordance with articles 68 to 72; or

(f) it is proposed in accordance with article 116; or

(g) the chairman of the meeting in his discretion decides that the resolution may properly be regarded as within the scope of the meeting.

60. No amendment may be made to a resolution at or before the time when it is put to a vote unless the chairman of the meeting in his absolute discretion decides that the amendment or the amended resolution may properly be put to a vote at that meeting.

61. If the chairman of the meeting rules a resolution or an amendment to a resolution admissible or out of order, as the case may be, the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in his ruling. Any ruling by the chairman of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive, subject to any subsequent order by a court of competent jurisdiction.

62. The Chairman, if any, of the Board, shall preside as chairman at every meeting of the Company, or if there is no such Chairman, or if he is not present within fifteen minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

63. If at any meeting no Director is willing to act as chairman of the meeting or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be chairman of the meeting.

64. The chairman of the meeting may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for three months or more, notice of the adjourned meeting shall be given as in the case of the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

65. The Board may, and at any general meeting or meeting of a class of members, the chairman of such meeting may, make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of the meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The Board and, at any general meeting or meeting of a class of members, the chairman of such meeting, is entitled to refuse entry to a person who refuses to comply with any such arrangements, requirements or restrictions.

66.

66.1   The Board may make such arrangements as it considers appropriate to enable the members to participate in any general meeting by means of two-way, audio-visual electronic facilities, so as to permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

66.2   The Board may, and at any general meeting or meeting of a class of members, the chairman of such meeting may make any arrangement and impose any requirement as may be reasonable for the purpose of verifying the identity of members participating by way of electronic facilities, as described in article 66.1.

67.   Subject to section 141 of the Act and the requirements of the Acts, anything which may be done by resolution in general meeting may, without a meeting and without any previous notice being required, be done by resolution in writing, signed by all of the members entitled generally to vote at general meetings who at the date of the resolution in writing would be entitled to attend a meeting and vote on the resolution and if described as a Special Resolution shall be deemed to be a Special Resolution or a Special Resolution of the class, as applicable. Such resolution in writing may be signed in as many counterparts as may be necessary. This article 67 shall not apply to those matters required by the Acts to be carried out in a meeting.

67.1   For the purposes of any written resolution under this article 67, the date of the resolution in writing is the date when the resolution is signed by, or on behalf of, the last member to sign and any reference in any enactment to the date of passing of a resolution is, in relation to a resolution in writing made in accordance with this article 67, a reference to such date.

67.2   A resolution in writing made in accordance with this article 67 is as valid as if it had been passed by the Company in general meeting.

Advance notice of member business and nominations for Annual General Meetings

68.   In addition to any other applicable requirements, for business or nominations to be properly brought before an annual general meeting by a member, such member must have given timely notice thereof in proper written form to the Secretary of the Company.

69.   To be timely for an annual general meeting, a member's notice to the Secretary as to the business or nominations to be brought before the meeting must be delivered to or mailed and received at the Office not less than 60 calendar days nor more than 90 calendar days before the first anniversary of the Company's annual general meeting for the prior year (and in the case of the Company's first annual general meeting, references to the preceding year's annual general meeting shall be to the annual meeting of Weatherford International Ltd. in that preceding year); provided, however, that in the event that no annual general meeting was held the previous year or the date of the annual general meeting is not within 30 calendar days before or after such anniversary date, a member's notice in order to be timely must be so received not later than the close of business on the 10th calendar day after the date on which public announcement or other notification to the members of the date of the contemplated annual general meeting is first made by the Company. In no event shall the public announcement of an adjournment or postponement of an annual general meeting commence a new time period (or extend any time period) for the giving of a member's notice as described in articles 70 and 71.

70.   A member's notice to the Secretary must set forth as to each matter such member proposes to bring before the meeting:

70.1   a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and if such business includes a proposal to amend the articles of the Company, the text of the proposed amendment) and the reasons for conducting such business at the meeting;

70.2   as to the member giving the notice:

        (a)   the name and address, as they appear in the Register, of such member and any Member Associated Person covered by clauses (b) and (c) below;

        (b)   (A) the class and number of shares of the Company which are held of record or are beneficially owned by the member and by any Member Associated Person with respect to the Company's securities; (B) a description of any agreement, arrangement or understanding in connection with the proposal of such business between or among such member and any Member Associated Person, any of their respective affiliates or associates, and any others (including their names) acting as a "group" (as such term is used in Rule 13d-5(b) under the Exchange Act) with any of the foregoing; (C) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned securities) that has been entered into, the effect or intent of which is to mitigate loss to, manage risk or benefit from share price changes for, or increase or decrease the voting power of, such member or such Member Associated Person, with respect to shares of the Company; (D) a representation that the member is a Holder of not less than 860,000 ordinary shares of the Company (either of record or beneficially) entitled to vote at such meeting and that the member intends to appear in person or by proxy at the meeting to propose such business; (E) a representation whether the member or the Member Associated Person, if any, intends or is part of a group which intends (x) to deliver a proxy statement and / or form of proxy to Holders of at least the percentage of the Company's outstanding shares required to adopt the proposal and / or (y) otherwise to solicit proxies from members in support of such proposal. If requested by the Company, the information required under clauses (A), (B) and (C) of the preceding sentence shall be supplemented by such member and any Member Associated Person not later than ten days after the later of the record date for the meeting or the date notice of the record date is first publicly disclosed to disclose such information as of the record date; and

        (c)   any material interest of the member or any Member Associated Person in such business.

The chairman of the meeting shall have the power and duty to determine whether any business proposed to be brought before the meeting was made or proposed in accordance with the procedures set forth in this article, and if any proposed business is not in compliance with this article, to declare that such defective proposal shall be disregarded. The chairman of such meeting shall, if the facts reasonably warrant, refuse to acknowledge that a proposal that is not made in compliance with the procedure specified in this article, and any such proposal not properly brought before the meeting, be considered.

71.

71.1   A member's notice to the Secretary must set forth:

(a)   as to each person whom the member proposes to nominate for election as a Director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as nominee and to serving as director if elected); and

(b)   the name and address, as they appear in the Register, of such member and any Member Associated Person covered by clause (b) below; and

(c)   (A) the class and number of shares of the Company which are held of record or are beneficially owned by the member and by any Member Associated Person with respect to the Company's securities; (B) a description of any agreement, arrangement or understanding in connection with the nomination between or among such member and any Member Associated Person, any of their respective affiliates or associates, and any others (including their names) acting as a "group" (as such term is used in Rule I3d-5(b) under the Exchange Act) with any of the foregoing; (C) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned securities) that has been entered into as of the date of the member's notice by, or on behalf of, such member and any Member Associated Person, the effect or intent of which is to mitigate loss to, manage risk or benefit from share price changes for, or increase or decrease the voting power of, such member or such Member Associated Person, with respect to shares of the Company; (D) a representation that the member is a Holder of not less than 860,000 ordinary shares of the Company (either of record or beneficially) entitled to vote at such meeting and that the member intends to appear in person or by proxy at the meeting to propose such nomination; (E) a representation whether the member or the Member Associated Person, if any, intends or is part of a group which intends (x) to deliver a proxy statement and / or form of proxy to Holders of at least the percentage of the Company's outstanding shares required to adopt the proposal and / or (y) otherwise to solicit proxies from members in support of such proposal. If requested by the Company, the information required under clauses (A), (B) and (C) of the preceding sentence shall be supplemented by such member and any Member Associated Person not later than ten days after the later of the record date for the meeting or the date notice of the record date is first publicly disclosed to disclose such information as of the record date.

71.2   The Company may require any proposed nominee to furnish such other information as it may reasonably require, including the completion of any questionnaires to determine the eligibility of such proposed nominee to serve as a Director of the Company and the impact that such service would have on the ability of the Company to satisfy the requirements of laws, rules, regulations and listing standards applicable to the Company or its Directors.

71.3   The chairman of the meeting shall have the power and duty to determine whether a nomination to be brought before the meeting was made or proposed in accordance with the procedures set forth in this article, and if any proposed nomination is not in compliance with this article, to declare that such defective nomination shall be disregarded. The chairman of such meeting shall, if the facts reasonably warrant, refuse to acknowledge a nomination that is not made in compliance with the procedure specified in this article, and any such nomination not properly brought before the meeting shall not be considered.

72.   Notwithstanding the foregoing provisions of articles 70 and 71, unless otherwise required by law, if the member (or a qualified representative of the member) does not appear at the annual general meeting to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Company. For purposes of articles 70 and 71, to be considered a qualified representative of the member, a person must be a duly authorized officer, manager or partner of such member or must be authorized by a writing executed by such member or an electronic transmission delivered by such member to act for such member as proxy at the meeting of member and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the general meeting of members.

73.   In addition, if the member intends to solicit proxies from the members of the Company, such member shall notify the Company of this intent in accordance with Rule 14a-4 and / or Rule 14a-8 under the Exchange Act or any successor rules. Any references in these articles to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit any requirements applicable to member nominations or proposals as to any other business to be considered pursuant to these articles and compliance with these articles shall be the exclusive means for a member to make nominations or submit proposals for any other business to be considered at an annual general meeting (other than matters brought properly under and in compliance with Rule 14a-8 of the Exchange Act, or any successor rule). Nothing in these articles shall be deemed to affect any rights of members to request inclusion of proposals in the Company's proxy statement pursuant to applicable rules and regulations under the Exchange Act.

Voting, proxies and corporate representatives

74.   Except where a greater majority is required by the Acts or these articles, any question, business or resolution proposed at any general meeting shall be decided by an Ordinary Resolution.

75.   Subject to any rights or restrictions attached to any class of shares, at any meeting of the Company, each member present in person shall be entitled to one vote on any question to be decided on a show of hands and each member in person or by proxy shall be entitled on a poll to one vote for each share held by him.

76.   At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

76.1   the chairman of the meeting; or

76.2   by at least three members present in person or represented by proxy; or

76.3   by any member or members present in person or represented by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

76.4   by a member or members holding shares in the Company conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

The demand for a poll may be withdrawn.

77.   Except as provided in article 78, if a poll is duly demanded it shall be taken in such manner as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

78.   A poll demanded on the election of the Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairman of the meeting directs, and any business other than that on which a poll has been demanded may be proceeded with pending the taking of the poll.

79.   When there are joint Holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint Holders; and for this purpose, seniority shall be determined by the order in which the names stand in the Register.

80.   A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction (whether in Ireland or elsewhere) in matters concerning mental disorder, may vote, whether on a show of hands or on a poll, by his committee, receiver, guardian or other person appointed by that court and any such committee, receiver, guardian or other person may vote by proxy on a show of hands or on a poll. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be received at the Office or at such other address as is specified in accordance with these articles for the receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

81.   No member shall be entitled to vote at any general meeting unless any calls or other sums immediately payable by him in respect of shares in the Company have been paid.

82.   No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

83.   A Holder entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

84.   If:

84.1   any objection shall be raised as to the qualification of any voter; or

84.2   any votes have been counted which ought not to have been counted or which might have been rejected; or

84.3   any votes are not counted which out to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

85.   Votes may be given either personally or by proxy.

86.

86.1   Every member entitled to attend and vote at a general meeting may appoint a proxy to attend, speak and vote on his behalf and may appoint more than one proxy to attend, speak and vote at the same meeting. The appointment of a proxy shall be in any form which the Directors may approve and, if required by the Company, shall be signed by or on behalf of the appointor. In relation to written proxies, a body corporate may sign a form of proxy under its common seal or under the hand of a duly authorised officer thereof or in such other manner as the Directors may approve. A proxy need not be a member of the Company. The appointment of a proxy in electronic or other form shall only be effective in such manner as the Directors may approve.

86.2   Without limiting the foregoing, the Directors may from time to time permit appointments of a proxy to be made by means of a telephonic, an electronic or internet communication or facility and may in a similar manner permit supplements to, or amendments or revocations of, any such telephonic, electronic or internet communication or facility to be made. The Directors may in addition prescribe the method of determining the time at which any such telephonic, electronic or internet communication or facility is to be treated as received by the Company. The Directors may treat any such telephonic, electronic or Internet communication or facility which purports to be or is expressed to be sent on behalf of a Holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that Holder.

87.   Any body corporate which is a member of the Company may authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company. The Company may require evidence from the body corporate of the due authorisation of such person to act as the representative of the relevant body corporate.

88.	An appointment of proxy relating to more than one meeting (including any adjournment thereof) having once been received by the Company for the purposes of any meeting shall not require to be delivered, deposited or received again by the Company for the purposes of any subsequent meeting to which it relates.

89.	Receipt by the Company of an appointment of proxy in respect of a meeting shall not preclude a member from attending and voting at the meeting or at any adjournment thereof. An appointment proxy shall be valid, unless the contrary is stated therein, as well for any adjournment of the meeting as for the meeting to which it relates. A standing proxy shall be valid for all meetings and adjournments thereof or resolutions in writing, as the case may be, until notice of revocation is received by the Company. Where a standing proxy exists, its operation shall be deemed to have been suspended at any meeting or adjournment thereof at which the Holder is present or in respect to which the Holder has specially appointed a proxy. The Directors may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any standing proxy and the operation of any such standing proxy shall be deemed to be suspended until such time as the Directors determine that they have received the requested evidence or other evidence satisfactory to it.

90.	A vote given or poll demanded in accordance with the terms of an appointment of proxy or a resolution authorising a representative to act on behalf of a body corporate shall be valid notwithstanding the death or insanity of the principal, or the revocation of the appointment of proxy or of the authority under which the proxy was appointed or of the resolution authorising the representative to act or transfer of the share in respect of which the proxy was appointed or the authorisation of the representative to act was given, provided that no intimation in writing (whether in electronic form or otherwise) of such death, insanity, revocation or transfer shall have been received by the Company at the Office, at least one hour before the commencement of the meeting or adjourned meeting at which the appointment of proxy is used or at which the representative acts PROVIDED HOWEVER, that where such intimation is given in electronic form it shall have been received by the Company at least 24 hours (or such lesser time as the Directors may specify) before the commencement of the meeting.

91.	The Directors may send, at the expense of the Company, by post, electronic mail or otherwise, to the members forms for the appointment of a proxy (with or without stamped envelopes for their return) for use at any general meeting or at any class meeting, either in blank or nominating any one or more of the Directors or any other persons in the alternative.

92.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

Directors

93.	The number of Directors shall (subject to: (a) automatic increases to accommodate the exercise of the rights of Holders of any class or series of shares then in issue having special rights to nominate or appoint Directors in accordance with the terms of issue of such class or series of shares; and / or (b) any resolution passed in accordance with article 119) not be less than three nor more than fourteen. The authorised number of directors (within such fixed maximum and fixed minimum numbers) shall be determined by the Board. The continuing Directors may act notwithstanding any vacancy in their body, provided that if the number of the Directors is reduced below the prescribed number the remaining Director or Directors shall appoint forthwith an additional Director or additional Directors to make up such minimum or shall convene a general meeting of the Company for the purpose of making such appointment.

94.	Each Director shall be entitled to receive such fees and/or other remuneration for his services as a Director, if any, as the Board may from time to time determine. Each Director shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director, including his reasonable travelling, hotel and incidental expenses in attending and returning from meetings of the Board or any committee of the Board or general meetings.

95.	The Board may from time to time determine that, subject to the requirements of the Acts, all or part of any fees or other remuneration payable to any Director of the Company shall be provided in the form of shares or other securities of the Company or any subsidiary of the Company, or options or rights to acquire such shares or other securities, on such terms as the Board may decide.

96.	If any Director shall be called upon to perform extra services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, the Company may remunerate such Director either by a fixed sum or by a percentage of profits or otherwise as may be determined by a resolution passed at a meeting of the Directors and such remuneration may be either in addition to or in substitution for any other remuneration to which he may be entitled as a Director.

97.	No shareholding qualification for Directors shall be required. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at general meetings.

98.	Unless the Company otherwise directs, a Director of the Company may be or become a Director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as Holder or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a Director or officer of, or from his interest in, such other company.

Borrowing powers

99.	Subject to Part III of the 1983 Act, the Directors may exercise all the powers of the Company to borrow or raise money, and to mortgage or charge its undertaking, property, assets and uncalled capital or any part thereof and to issue or enter into indentures, debentures, debenture stock, guarantees and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party, without any limitation as to amount.

Powers and duties of the Directors

100.	Subject to the provisions of the Acts and these articles, the Board shall manage the business and affairs of the Company and may exercise all of the powers of the Company as are not required by the Acts or by these articles to be exercised by the Company in general meeting. No alteration of these articles shall invalidate any prior act of the Board which would have been valid if that alteration had not been made. The powers given by this article shall not be limited by any special power given to the Board by these articles and, except as otherwise expressly provided in these articles, a meeting of the Board at which a quorum is present shall be competent to exercise all of the powers, authorities and discretions vested in or exercisable by the Board.

101.	The Directors may from time to time and at any time by power of attorney or otherwise (including by a duly passed resolution) appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney, attorneys, representative or agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or resolutions may contain such provisions for the protection of persons dealing with any such attorney, representative or agent as the Directors may think fit, and may also authorise any such attorney, representative or agent to delegate all or any of the powers, authorities and discretions vested in him.

102. The Company may exercise the powers conferred by section 41 of the Act with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

103. A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors in accordance with section 194 of the Act.

104.

104.1 A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Company and has complied with the Acts and these articles with regard to disclosure of his interest shall be entitled to vote in respect of any contract, transaction or arrangement in which he is so interested and if he shall do so his vote shall be counted, and he shall be taken into account in ascertaining whether a quorum is present, but the resolution with respect to the contract, transaction or arrangement will fail unless it is approved by a majority of the disinterested Directors voting on the resolution.

104.2 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

104.3 For the purposes of this article, an interest of a person who is the spouse or a minor child of a Director shall be treated as an interest of the Director.

104.4 The Company by Ordinary Resolution may suspend or relax the provisions of this article to any extent or ratify any transaction not duly authorised by reason of a contravention of this article.

105. A Director may hold and be remunerated in respect of any other office or place of profit under the Company or any other company in which the Company may be interested (other than the office of auditor of the Company or any subsidiary thereof) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine, and no Director or intending Director shall be disqualified by his office from contracting or being interested, directly or indirectly, in any contract or arrangement with the Company or any such other company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise nor shall any Director so contracting or being so interested be liable to account to the Company for any profits and advantages accruing to him from any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

106. So long as, where it is necessary, a Director declares the nature of his interest at the first opportunity at a meeting of the Board or by writing to the Directors, a Director shall not by

reason of his office be accountable to the Company for any benefit which he derives from any office or employment to which these articles allow him to be appointed or from any transaction or arrangement in which these articles allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

107. To the maximum extent permitted from time to time under the laws of Ireland, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its Directors, officers or members or the affiliates of the foregoing, except as may otherwise be provided in a written agreement to which any of such Directors, officers or members or their respective affiliates are bound. No amendment or repeal of this article shall apply to or have any effect on the liability or alleged liability of any such Director, officer or member or affiliate of the Company for or with respect to any opportunities of which such Director, officer or member or affiliate becomes aware prior to such amendment or repeal.

108. The Directors may exercise the voting powers conferred by shares of any other company held or owned by the Company in such manner in all respects as they think fit and in particular they may exercise their voting powers in favour of any resolution appointing the Directors or any of them as Directors or officers of such other company or providing for the payment of remuneration or pensions to the Directors or officers of such other company.

109. Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director, but nothing herein contained shall authorise a Director or his firm to act as auditor for the Company.

110. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by such person or persons and in such manner as the Directors shall from time to time by resolution determine.

111. The Directors shall cause minutes to be made in books provided for the purpose:

111.1 of all appointments of officers made by the Directors;

111.2 of the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

111.3 of all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of Directors.

112. The Directors, on behalf of the Company, may procure the establishment and maintenance of or participate in, or contribute to any non-contributory or contributory pension or superannuation fund, scheme or arrangement or life assurance scheme or arrangement for the benefit of, and pay, provide for or procure the grant of donations, gratuities, pensions, allowances, benefits or emoluments to any persons (including Directors or other officers) who are or shall have been at any time in the employment or service of the Company or of any company which is or was a subsidiary of the Company or of the predecessor in business of the Company or any such subsidiary or holding Company and the wives, widows, families, relatives or dependents of any such persons. The Directors may also procure the establishment and subsidy of or subscription to and support of any institutions, associations, clubs, funds or trusts calculated to be for the benefit of any such persons as aforesaid or otherwise to advance the interests and wellbeing of the Company or of any such other Company as aforesaid, or its members, and payments for or towards the insurance of any such persons as aforesaid and subscriptions or guarantees of money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. Any Director shall be entitled to retain any benefit received by him under this article, subject only, where the Acts require, to disclosure to the members and the approval of the Company in general meeting.

Disqualification of Directors

113. The office of a Director shall be vacated ipso facto if the Director:

113.1 is restricted or disqualified to act as a Director under the provisions of Part VII of the 1990 Act; or

113.2 resigns his office by notice in writing to the Company or in writing offers to resign and the Directors resolve to accept such offer; or

113.3 is removed from office under article 120.

Appointment, retirement and removal of Directors

114. At each annual general meeting of the Company, all the Directors shall retire from office and be re-eligible for re-election.

115. Upon the resignation or termination of office of any Director, if a new Director shall be appointed to the Board he will be designated to fill the vacancy arising.

116.

116.1 No person shall be appointed a Director, unless nominated in accordance with the provisions of this article 116. Nominations of persons for appointment as Directors may be made:

(a) by the affirmative vote of two-thirds of the Board; or

(b) with respect to election at an annual general meeting, by any member who holds Ordinary Shares or other shares carrying the general right to vote at general meetings of the Company, who is a member at the time of the giving of the notice provided for in article 68 and at the time of the relevant annual general meeting, and who timely complies with the notice procedures set forth in articles 69 to 72; or

(c) with respect to election at an extraordinary general meeting requisitioned in accordance with section 132 of the Act, by a member or members who hold Ordinary Shares or other shares carrying the general right to vote at general meetings of the Company and who make such nomination in the written requisition of the extraordinary general meeting and in compliance with the other provisions of these articles and the Acts relating to nominations of Directors and the proper bringing of business before an extraordinary general meeting; or

(d) by Holders of any class or series of shares in the Company then in issue having special rights to nominate or appoint Directors in accordance with the terms of issue of such class or series, but only to the extent provided in such terms of issue,

(sub-clauses (b), (c) and (d) being the exclusive means for a member to make nominations of persons for election to the Board).

116.2 For nominations of persons for election as Directors at an extraordinary general meeting to be in proper written form, a member's notice must comply with the requirements outlined in articles 70 and 71.

116.3 The determination of whether a nomination of a candidate for election as a Director of the Company has been timely and properly brought before such meeting in accordance with this article 116 will be made by the Chairman. If the Chairman determines that any nomination has not been timely and properly brought before such meeting, he or she will so declare to the meeting and such defective nomination will be disregarded.

117. A retiring Director shall be eligible to be nominated for re-election at an annual general meeting.

118. If a Director stands for re-election, he shall be deemed to have been re-elected, unless at such meeting the Ordinary Resolution for the re-election of such Director has been defeated.

119. The Company may from time to time by Ordinary Resolution increase or reduce the maximum number of Directors.

120. The Company may, by Ordinary Resolution, of which extended notice has been given in accordance with section 142 of the Act, remove any Director before the expiration of his period of office notwithstanding anything in these articles or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company.

121. The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these articles as the maximum number of Directors.

122. The Company may by Ordinary Resolution elect another person in place of a Director removed from office under article 120; and without prejudice to the powers of the Directors under article 121 the Company in general meeting may elect any person to be a Director either to fill a vacancy or an additional Director, subject to the maximum number of Directors set out in article 93.

Officers

123.

123.1 The Board may elect a chairman of the Board and determine the period for which he is to hold office and may appoint any person (whether or not a Director) to fill the position of chief executive officer (who may be the same person as the chairman of the Board). The chairman of the Board shall vacate that office if he vacates his office as a Director (otherwise than by the expiration of his term of office at a general meeting of the Company at which he is re-appointed).

123.2 The Board may from time to time appoint one or more of its body to hold any office or position with the Company for such period and on such terms as the Board may determine and may revoke or terminate any such appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company that may be involved in such revocation or termination or otherwise. Any person so appointed shall receive such remuneration, if any (whether by way of salary, commission, participation in profits or otherwise), as the Board may determine.

123.3 In addition, the Board may appoint any person, whether or not he is a Director, to hold such executive or official position (except that of Auditor) as the Board may from time to time determine. The same person may hold more than one office or executive or official position.

123.4 Any person elected or appointed pursuant to this article 123 shall hold his office or other position for such period and on such terms as the Board may determine and the Board may revoke or vary any such election or appointment at any time by resolution of the Board. Any such revocation or variation shall be without prejudice to any claim for damages that such person may have against the Company or the Company may have against such person for any breach of any contract of service between him and the Company which may be involved in such revocation or variation. If any such office or other position becomes vacant for any reason, the vacancy may be filled by the Board.

123.5 Except as provided in the Acts or these articles, the powers and duties of any person elected or appointed to any office or executive or official position pursuant to this article 123 shall be such as are determined from time to time by the Board.

124. The use or inclusion of the word "officer" (or similar words) in the title of any executive or other position shall not be deemed to imply that the person holding such executive or other position is an "officer" of the Company within the meaning of the Acts.

125. The Secretary (including one or more deputy or assistant secretaries) shall be appointed by the Directors at such remuneration (if any) and upon such terms as it may think fit and any Secretary so appointed may be removed by the Directors.

125.1 It shall be the duty of the Secretary to make and keep records of the votes, doings and proceedings of all meetings of the members and Board of the Company, and of its committees, and to authenticate records of the Company.

125.2 A provision of the Acts or these articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

Proceedings of Directors

126.

126.1 The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they may think fit. The quorum necessary for the transaction of the business of the Directors shall be the greater of two Directors and not less than one-third of the total number of Directors. Questions arising at any meeting shall be decided by a majority of votes. Each director present and voting shall have one vote.

126.2 Any Director may participate in a meeting of the Directors by means of telephonic or other similar communication whereby all persons participating in the meeting can hear each other speak, and participation in a meeting in this manner shall be deemed to constitute presence in person at such meeting and any director may be situated in any part of the world for any such meeting.

126.3 A meeting of the Directors or any committee appointed by the Directors may be held by means of such telephone, electronic or other communication facilities (including, without limiting the foregoing, by telephone or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Such a meeting shall be deemed to take place where the largest group of those Directors participating in the meeting is physically assembled, together, or, if there is no such group, where the call is initiated.

127. The Chairman or any two Directors may, and the Secretary shall on the requisition of the Chairman or any two Directors, at any time summon a meeting of the Directors.

128. The Directors may act notwithstanding any vacancy in their number but, if and so long as their number is reduced below the number fixed by or pursuant to these articles as the necessary quorum of Directors, the Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company but for no other purpose.

129. The Board may from time to time designate committees of the Board, with such powers and duties as the Board may decide to confer on such committees, and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. Adequate provision shall be made for

notice to members of all meetings of committees; a majority of the members shall constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of such committees.

130.   A committee may elect a chairman of its meeting. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

131.   All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

132.   Notwithstanding anything in these articles or in the Acts which might be construed as providing to the contrary, notice of every meeting of the Directors shall be given to all Directors either by mail not less than 48 hours before the date of the meeting, by telephone, email, or any other electronic means on not less than 24 hours' notice, or on such shorter notice as person or persons calling such meeting may deem necessary or appropriate and which is reasonable in the circumstances. Any director may waive any notice required to be given under these articles, and the attendance of a director at a meeting shall be deemed to be a waiver by such Director.

133.   Resolutions of the Directors or a committee of Directors may be passed without a meeting by way of a resolution or other document in writing (in electronic form or otherwise) signed (whether by electronic signature, advanced electronic signature or otherwise as approved by the Directors) by the majority of all Directors or, in the case of a committee of Directors, signed by all members of such committee; provided that no Director or member of such committee requests oral deliberations. Such written resolution of the Directors or, as the case may be, a committee of Directors, shall be as valid as if it had been passed at a meeting of Directors or, as the case may be, a committee of Directors duly convened and held and may consist of several documents in the like form each signed by one or more Directors, and such resolution or other document or documents when duly signed may be delivered or transmitted (unless the Directors shall otherwise determine either generally or in any specific case) by facsimile transmission, electronic mail or some other similar means of transmitting the contents of documents.

Rights plan

134.   Subject to applicable law, the Board is hereby expressly authorised to adopt any shareholder rights plan or similar plan, agreement or arrangement pursuant to which, under circumstances provided therein, some or all members will have rights to acquire Shares or interests in Shares at a discounted price, upon such terms and conditions as the Board deems expedient and in the best interests of the Company.

The seal

135.   The Company, in accordance with article 102, may have for use in any territory outside Ireland one or more additional Seals, each of which shall be a duplicate of the Seal with or without the addition on its face of the name of one or more territories, districts or places where it is to be used and a securities seal as provided for in the Companies (Amendment) Act 1977.

136.   Any Authorised Person may affix the Seal of the Company over his signature alone to any document of the Company required to be authenticated or executed under Seal. Subject to the Acts, any instrument to which a Seal is affixed shall be signed by one or more Authorised Persons. As used in this article 136, "**Authorised Person**" means (i) any Director, the Secretary or any Assistant Secretary, and (ii) any other person authorised for such purpose by the Board from time to time (whether, in the case of this clause (ii), identified individually or collectively and whether identified by name, title, function or such other criteria as the Board may determine).

Dividends and reserves

137.   The Company in general meeting may declare dividends, but no dividends shall exceed the amount recommended by the Directors.

138.   The Directors may from time to time declare payment to the members of such interim dividends to the extent that the declaration of such dividends appears to the Directors to be justified by the profits of the Company.

139.   No dividend or interim dividend shall be paid otherwise than in accordance with the provisions of Part IV of the 1983 Act.

140.   The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may at the like discretion either be employed in the business of the Company or be invested in such investments as the Directors may lawfully determine. The Directors may also, without placing the same to reserve, carry forward any profits which they may think it prudent not to divide.

141.   Subject to any special rights or restrictions attaching to particular shares or to shares of a particular class (whether contained in these articles or provided for under the terms of issue), all shares in issue on the record date for a dividend shall rank equally for such dividend.

142.   The Directors may deduct from any dividend payable to any member all sums of money (if any) immediately payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

143.   Any general meeting declaring a dividend or bonus and any resolution of the Directors declaring an interim dividend may direct payment of such dividend, bonus or interim dividend wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures or debenture stocks of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed, in order to adjust the rights of all the parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

144. Any dividend or other moneys payable in respect of any share may be paid by cheque or warrant sent by post, at the risk of the person or persons entitled thereto, to the registered address of the Holder or, where there are joint Holders, to the registered address of that one of the joint Holders who is first named on the members Register or to such person and to such address as the Holder or joint Holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and payment of the cheque or warrant shall be a good discharge to the Company. Any joint Holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share. Any such dividend or other distribution may also be paid by any other method (including payment in a currency other than US$, electronic funds transfer, direct debit, bank transfer or by means of a relevant system) which the Directors consider appropriate and any member who elects for such method of payment shall be deemed to have accepted all of the risks inherent therein. The debiting of the Company's account in respect of the relevant amount shall be evidence of good discharge of the Company's obligations in respect of any payment made by any such methods.

145. No dividend or other monies payable by the Company on or in respect of any share shall bear interest against the Company, unless the terms of issue of that share expressly provide otherwise.

146. If the Directors so resolve, any dividend which has remained unclaimed for six years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The payment by the Directors of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

Accounts

147.

147.1 The Directors shall cause to be kept proper books of account, whether in the form of documents, electronic form or otherwise, that:

   (a)   correctly record and explain the transactions of the Company;

   (b)   will at any time enable the financial position of the Company to be determined with reasonable accuracy;

   (c)   will enable the Directors to ensure that any balance sheet, profit and loss account or income and expenditure account of the Company complies with the requirements of the Acts; and

   (d)   will enable the accounts of the Company to be readily and properly audited.

   Books of account shall be kept on a continuous and consistent basis and entries therein shall be made in a timely manner and be consistent from year to year. Proper books of account shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

   The Company may send by post, electronic mail or any other means of electronic communication a summary financial statement to its members or persons nominated by any member. The Company may meet, but shall be under no obligation to meet, any request from any of its members to be sent additional copies of its full report and accounts or summary financial statement or other communications with its members.

147.2 The books of account shall be kept at the Office or, subject to the provisions of the Acts, at such other place as the Directors think fit and shall be open at all reasonable times to the inspection of the Directors.

147.3 In accordance with the provisions of the Acts, the Directors shall cause to be prepared and to be laid before the annual general meeting of the Company from time to time such profit and loss accounts, balance sheets, group accounts and reports as are required by the Acts to be prepared and laid before such meeting.

147.4 A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the annual general meeting of the Company together with a copy of the Directors' report and Auditors' report shall be sent by post, electronic mail or any other means of communication (electronic or otherwise), not less than 21 Clear Days before the date of the annual general meeting, to every person entitled under the provisions of the Acts to receive them; provided that in the case of those documents sent by electronic mail or any other means of electronic communication, such documents shall be sent with the consent of the recipient, to the address of the recipient notified to the Company by the recipient for such purposes.

Capitalization of profits

148. The Directors may resolve to capitalize any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account which is not available for distribution by applying such sum in paying up in full unissued shares to be allotted as fully paid bonus shares to those members of the Company who would have been entitled to that sum if it were distributable and had been distributed by way of dividend (and in the same proportions). In pursuance of any such resolution under this article 148, the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalized thereby and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto with full power to the Directors to make such provisions as they shall think fit for the case of shares or debentures becoming distributable in fractions (and, in particular, without prejudice to the generality of the foregoing, either to disregard such fractions or to sell the shares or debentures represented by such fractions and distribute the net proceeds of such sale to and for the benefit of the Company or to and for the benefit of the members otherwise entitled to such fractions in due proportions) and to authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may become entitled on such capitalization or, as the case may require, for the payment up by the application thereto of their respective proportions of the profits resolved to be capitalized of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be binding on all such members.

Amendment of articles

149. Subject to the provisions of the Acts, the Company may by Special Resolution alter or add to its articles.

Audit

150.	Auditors shall be appointed and their duties regulated in accordance with sections 160 to 163 of the Act or any statutory amendment thereof.

Record Dates

151.	Save as provided in article 152 relating to meetings of the member s, in order that the Directors may determine the members entitled to receive payment of any dividend or other distribution or allotment of any rights or the members entitled to exercise any rights in respect of any change, conversion or exchange of shares, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted. If no record date is fixed, the record date for determining members for such purpose shall be at the close of business on the day on which the Directors adopt the resolution relating thereto.

152.	The Board may fix a future time not exceeding 60 days preceding any meeting of members as a record date for the determination of the members entitled to attend and vote at any such meeting or any adjournments thereof, and, in such case, only members of record at the time so fixed shall be entitled to notice of and to vote at such meetings or any adjournment thereof. Subject to section 121 of the Act, the Board may close the Register against transfers of Shares during the whole or part of the period between the record date so fixed and the date of such meeting or the date to which such meeting is adjourned. If no record date is fixed, the record date for determining the members who are entitled to vote at a meeting of members shall be close of business on the date preceding the day on which notice is given.

Notices

153.	Any notice to be given, served, sent or delivered pursuant to these articles shall be in writing (whether in electronic form or otherwise).

153.1	A notice or document to be given, served, sent or delivered in pursuance of these articles may be given to, served on or delivered to any member by the Company:

	(a)	by handing same to him or his authorised agent;

	(b)	by leaving the same at his registered address;

	(c)	by sending the same by the post in a pre-paid cover addressed to him at his registered address;

	(d)	by sending the same by courier in a pre-paid cover addressed to him at his registered address; or

	(e)	by sending, with the consent of the member, the same by means of electronic mail or facsimile or other means of electronic communication approved by the Directors, with the consent of the member, to the address of the member notified to the Company by the member for such purpose (or if not so notified, then to the address of the member last known to the Company).

153.2	For the purposes of these articles and the Act, a document shall be deemed to have been sent to a member if a notice is given, served, sent or delivered to the member and such notice specifies the website or hotlink or other electronic link at or through which the member may obtain a copy of the relevant document.

153.3	Where a notice or document is given, served or delivered pursuant to article 153.1(b) of this article, the giving, service or delivery thereof shall be deemed to have been effected at the time the same was handed to the member or his authorised agent, or left at his registered address (as the case may be).

153.4	Where a notice or document is given, served or delivered pursuant to article 153.1(c) or 153.1(d) of this article, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of 24 hours after the cover containing it was posted. In proving service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

153.5	Where a notice or document is given, served or delivered pursuant to article 153.1(e) of this article, the giving, service or delivery thereof shall be deemed to have been effected immediately upon receipt of transmittal confirmation.

153.6	Every legal personal representative, committee, receiver, curator bonis or other legal curator, assignee in bankruptcy, examiner or liquidator of a member shall be bound by a notice given as aforesaid if sent to the last registered address of such member, or, in the event of notice given or delivered pursuant to article 153.1(e) of this article, if sent to the address notified by the Company by the member for such purpose notwithstanding that the Company may have notice of the death, lunacy, bankruptcy, liquidation or disability of such member.

153.7	Notwithstanding anything contained in this article the Company shall not be obliged to take account of or make any investigations as to the existence of any suspension or curtailment of postal services within or in relation to all or any part of any jurisdiction.

153.8	Any requirement in these articles for the consent of a member in regard to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, including the receipt of the Company's audited accounts and the directors' and auditor's reports thereon, shall be deemed to have been satisfied where the Company has written to the member informing him/her of its intention to use electronic communications for such purposes and the member has not, within four weeks of the issue of such notice, served an objection in writing on the Company to such proposal. Where a member has given, or is deemed to have given, his/her consent to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, he/she may revoke such consent at any time by requesting the Company to communicate with him/her in documented form; provided however that such revocation shall not take effect until five days after written notice of the revocation is received by the Company.

153.9	Without prejudice to the provisions of articles 153.1(a) and 153.1(b), if at any time by reason of the suspension or curtailment of postal services in any territory, the Company is unable effectively to convene a general meeting by notices sent through the post, or through other available means, a general meeting may be convened by a public announcement and such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the said public announcement is made. In any such case the Company shall put a full copy of the notice of the general meeting on its website.

154.   A notice may be given by the Company to the joint Holders of a share by giving the notice to the joint Holder whose name stands first in the Register in respect of the share and notice so given shall be sufficient notice to all the joint Holders.

155.

155.1   Every person who becomes entitled to a share shall before his name is entered in the Register in respect of the share, be bound by any notice in respect of that share which has been duly given to a person from whom he derives his title.

155.2   A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by these articles for the giving of notice to a member, addressed to them at the address, if any, supplied by them for that purpose. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

156.   The signature (whether electronic signature, an advanced electronic signature or otherwise) to any notice to be given by the Company may be written (in electronic form or otherwise) or printed.

Winding up

157.   If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up (or credited as paid up) share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up (or credited as paid up) at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up (or credited as paid up) at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up (or credited as paid up) on the said shares held by them respectively; provided that this article shall not affect the rights of the Holders of shares issued upon special terms and conditions.

158.

158.1   In case of a sale by the liquidator under section 260 of the Act, the liquidator may by the contract of sale agree so as to bind all the members for the allotment to the members directly of the proceeds of sale in proportion to their respective interests in the Company and may further by the contract of sale set a time at the expiration of which obligations or shares not accepted or required to be sold shall be deemed to have been irrevocably refused and be at the disposal of the Company, but so that nothing herein contained shall be taken to diminish, prejudice or affect the rights of dissenting members conferred by the said section.

158.2   The power of sale of the liquidator shall include a power to sell wholly or partially for debentures, debenture stock, or other obligations of another company, either then already constituted or about to be constituted for the purpose of carrying out the sale.

159.   If the Company is wound up, the liquidator, with the sanction of a Special Resolution and any other sanction required by the Acts, may divide among the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not), and, for such purpose, may value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, he determines, but so that no member shall be compelled to accept any assets upon which there is a liability.

Limitation on liability

160.   To the maximum extent permitted by law, no Director or officer of the Company shall be personally liable to the Company or its members for monetary damages for his or her acts or omissions save where such acts or omissions involve negligence, default, breach of duty or breach of trust.

Indemnity

161.

161.1   Subject to the provisions of and so far as may be admitted by the Acts, every present or former Director and the Secretary or former Secretaries of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as a Director, or as the case may be Secretary of the Company, and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court.

161.2   The Directors shall have power to purchase and maintain for any Director, the Secretary or other employees of the Company or any person who is serving or has served at the request of the Company as a director or executive officer of another company, joint venture, trust or other enterprise, including any Company subsidiary, insurance against any such liability as referred to in section 200 of the Act or otherwise.

161.3   As far as is permissible under the Acts, the Company shall indemnify any current or former executive officer of the Company (excluding any present or former Directors of the Company or Secretary of the Company), or any person who is serving or has served at the request of the Company as a director or executive officer of another company, joint venture, trust or other enterprise, including any Company subsidiary (each individually, a "**Covered Person**"), against any expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which he or she was, is, or is threatened to be made a party, or is otherwise involved (a "**proceeding**"), by reason of the fact that he or she is or was a Covered Person; provided, however, that this provision shall not indemnify any Covered Person against any liability arising out of (a) any fraud or dishonesty in the performance of such Covered Person's duty to the Company, or (b) such Covered Party's conscious, intentional or wilful breach of the obligation to act honestly and in good faith with a view to the best interests of the Company. Notwithstanding the preceding sentence, this section shall not extend to any matter which would render it void pursuant to the Acts or to any person holding the office of auditor in relation to the Company.

161.4   In the case of any threatened, pending or completed action, suit or proceeding by or in the name of the Company, the Company shall indemnify each Covered Person against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defence or the settlement thereof, except no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for fraud or dishonesty in the performance of his or her duty to the Company, or for conscious, intentional or wilful breach of his or her obligation to act honestly and in good faith with a view to the best interests of the Company, unless and only to the extent that the High Court of Ireland or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such Covered Person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Notwithstanding the preceding sentence, this section shall not extend to any matter which would render it void pursuant to the Acts or to any person holding the office of auditor in relation to the Company.

161.5   Any indemnification under this article (unless ordered by a court) shall be made by the Company only as authorised in the specific case upon a determination that indemnification of the Covered Person is proper in the circumstances because such person has met the applicable standard of conduct set forth in this article. Such determination shall be made by any person or persons having the authority to act on the matter on behalf of the Company. To the extent, however, that any Covered Person has been successful on the merits or otherwise in defence of any proceeding, or in defence of any claim, issue or matter therein, such Covered Person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without necessity of authorisation in the specific case.

161.6   As far as permissible under the Acts, expenses, including attorneys' fees, incurred in defending any proceeding for which indemnification is permitted pursuant to this article shall be paid by the Company in advance of the final disposition of such proceeding upon receipt by the Board of an undertaking by the particular indemnitee to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company pursuant to these articles.

161.7   It being the policy of the Company that indemnification of the persons specified in this article shall be made to the fullest extent permitted by law, the indemnification provided by this article shall not be deemed exclusive (i) of any other rights to which those seeking indemnification or advancement of expenses may be entitled under these articles, any agreement, any insurance purchased by the Company, vote of members or disinterested directors, or pursuant to the direction (however embodied) of any court of competent jurisdiction, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, or (ii) of the power of the Company to indemnify any person who is or was an employee or agent of the Company or of another company, joint venture, trust or other enterprise which he or she is serving or has served at the request of the Company, to the same extent and in the same situations and subject to the same determinations as are hereinabove set forth. As used in this article, references to the "Company" include all constituent companies in a consolidation or merger in which the Company or a predecessor to the Company by consolidation or merger was involved. The indemnification provided by this article shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of their heirs, executors, and administrators.

Untraced Holders

162.

162.1   The Company shall be entitled to sell at the best price reasonably obtainable any share of a member or any share to which a person is entitled by transmission if and provided that:

(a)   for a period of six years (not less than three dividends having been declared and paid), no cheque or warrant sent by the Company through the post in a prepaid letter addressed to the member or to the person entitled by transmission to the share at his address on the Register or other the last known address given by the member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the member or the person entitled by transmission;

(b)   at the expiration of the said period of six years the Company has given notice, by advertisement in a leading Dublin newspaper and a newspaper circulating in the area in which the address of the member or person entitled by transmission referred to in article 161(a) is located, of its intention to sell such share;

(c)   the Company has not during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the member or person entitled by transmission; and

(d)   if so required by the rules of any securities exchange upon which the shares in question are listed, notice has been given to that exchange of the Company's intention to make such sale.

162.2   To the extent necessary in order to comply with any laws or regulations to which the Company is subject in relation to escheatment, abandonment of property or other similar or analogous laws or regulations ("**Applicable Escheatment Laws**"), the Company may deal with any share of any member and any unclaimed cash payments relating to such share in any manner which it sees fit, including (but not limited to) transferring or selling such share and transferring to third parties any unclaimed cash payments relating to such share.

162.3   The Company may only exercise the powers granted to it in this article 162 in circumstances where it has complied with, or procured compliance with, the required procedures (as set out in Applicable Escheatment Laws) with respect to attempting to identify and locate the relevant member of the Company.

162.4   If during any six year period referred to in article 162.1, further shares have been issued in right of those held at the beginning of such period or of any previously issued during such period and all the other requirements of this article (other than the requirement that they be in issue for six years) have been satisfied in regard to the further shares, the Company may also sell the further shares.

162.5   To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of such share and such instrument of transfer shall be as effective as if it had been executed by the registered Holder of or person entitled by transmission to such share.

162.6   The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or person entitled by transmission for an amount equal to such proceeds and shall enter the name of such former member or person entitled by transmission in the books of the Company as a creditor for such amount (and, provided that the Company shall have complied with this article 162 and any applicable abandoned property, escheat or similar laws, the Company shall have no other liability to any person). No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Board may from time to time think fit.

**Destruction of documents**

163.   The Company may destroy:

163.1   any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, at any time after the expiry of two years from the date such mandate variation, cancellation or notification was recorded by the Company;

163.2   any instrument of transfer of shares which has been registered, at any time after the expiry of six years from the date of registration;

163.3   all share certificates which have been cancelled at any time after the expiration of one year from the date of cancellation thereof;

163.4   all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment thereof;

163.5   all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one year from the date of such use;

163.6   all instruments of proxy which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded; and

163.7   any other document on the basis of which any entry in the Register was made, at any time after the expiry of six years from the date an entry in the Register was first made in respect of it, and it shall be presumed conclusively in favour of the Company that every share certificate (if any) so destroyed was a valid certificate duly and properly sealed and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company provided always that:

(a)   the foregoing provisions of this article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(b)   nothing contained in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (a) are not fulfilled; and

(c)   references in this article to the destruction of any document include references to its disposal in any manner.

ANNEX B – AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION (AUTHORIZED SHARE INCREASE)

COMPANIES ACTS 1963 TO 2013

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

-of-

WEATHERFORD INTERNATIONAL PUBLIC LIMITED COMPANY
(the "Company")

(Adopted on 3 March 2014 and amended by special resolutions passed on 31 March 2014, 27 May 2014, and 29 May 2014)

1. The name of the company is Weatherford International public limited company.

2. The Company is to be a public limited company.

3. The objects for which the Company is established are:

3.1

(a) To carry on the business of a holding company and to co-ordinate the administration, finances and activities of any subsidiary companies or associated companies, to do all lawful acts and things whatever that are necessary or convenient in carrying on the business of such a holding company and in particular to carry on, in all branches and business locations, the business of a management services company, to act as managers and to direct or co-ordinate the management of other companies or of the business, property and estates of any company or person and to undertake and carry out all such services in connection therewith as may be deemed expedient by the board of directors of the Company and to exercise its powers as a shareholder, whether direct or indirect, of other companies.

(b) To acquire, hold, administer, control, sell and transfer equity securities in entities in Ireland and abroad, either directly or indirectly, in particular in entities which are active in the fields of providing services, financing, licensing, leasing, manufacturing and all other activities with respect to the acquisition and production of natural energy and to do all things usually dealt in by persons carrying on the above mentioned businesses or likely to be required in connection with any of the said businesses.

(c) To engage in any commercial, financial or other activities which are, directly or indirectly, related to the purpose or objects of the Company.

(d) To generally engage in all types of transactions and take all measures that appear appropriate to promote, whether directly or indirectly, the purpose or objects of the Company and/or the general interest of the Company or the group of companies to which the Company belongs, or that are related thereto.

(e) To participate in the financing, including by means of the providing of guarantees, support, security and sureties of any kind, of other entities of the group of companies to which the Company belongs in the general interest of such group.

(f) To take-over all assets and liabilities of Weatherford International Ltd., a joint-stock corporation organized under the laws of Switzerland ("WIL Swiss"), by way of an international (cross-border) merger without liquidation of WIL Swiss in compliance with, inter alia, Art. 3 et seq. Swiss Act on Merger, Demerger, Transformation and Transfer of Assets and Art. 163b and Art. 163c Swiss Private International Law Act and also applicable laws of Ireland, and to do and take all such things, measures, acts and actions (including, but not limited to, entering into agreements, contracts, deeds and other documents or instruments and giving undertakings, covenants, representations, warranties, indemnities, guarantees and other commitments and promises) as the Company considers may be necessary or required in connection therewith, or conducive or incidental thereto.

3.2 To acquire shares, stocks, debentures, debenture stock, indentures, notes, loan notes, loan stock, bonds, obligations and other securities of any description, by original subscription, tender, purchase, exchange or otherwise and to subscribe for the same either conditionally or otherwise, and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incidental to the ownership thereof.

3.3 To facilitate, effect, and encourage the creation, issue or conversion of, and to offer for public or private subscription, tender, purchase or exchange, shares, stocks, debentures, debenture stock, indentures, notes, loan notes, loan stock, bonds, obligations and other securities of any description of the Company, of any member of the group to which the Company belongs or of any other person and to act as trustees in connection with any such securities and to take part in the conversion of business concerns and undertakings into companies.

3.4   To purchase or by any other means acquire any freehold, leasehold or other property and real estate and in particular lands, tenements and hereditaments of any tenure, whether subject or not to any charges or encumbrances, for any estate or interest whatever, and any rights, privileges or easements over or in respect of any property and real estate, and any buildings, factories, mills, works, wharves, roads, rigs, machinery, engines, plant, live and dead stock, barges, vessels or things, and any real or personal property or rights whatsoever which may be necessary for, or may conveniently be used with, or may enhance the value or property of the Company, and to hold or to sell, let, alienate, mortgage, charge or otherwise deal with all or any such freehold, leasehold, or other property and real estate, lands, tenements or hereditaments, rights, privileges or easements.

3.5   To establish and contribute to any scheme (including any share option scheme or similar scheme) for the purchase of shares in the Company to be held for the benefit of the Company's directors, employees and consultants and to lend or otherwise provide money to such schemes or the directors, employees and consultants of the Company or any of its subsidiaries or associated companies to enable them to purchase shares of the Company, in each case subject to applicable law.

3.6   To sell, lease, exchange, grant, convey, transfer or otherwise dispose of any or all of the property and real estate, investments or assets of the Company of whatever nature or tenure for such price, consideration, sum or other return whether equal to or less than the market value thereof and whether by way of gift or otherwise as the Directors shall deem fit and to grant any fee farm grant or lease or to enter into any agreement for letting or hire of any such property or asset for a rent or return equal to or less than the market or rack rent therefor or at no rent and subject to or free from covenants and restrictions as the Directors shall deem appropriate.

3.7   To acquire and undertake the whole or any part of the business, good-will and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which this Company is authorised to carry on, and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into any arrangement for sharing profits, or for co-operation, or for limiting competition or for mutual assistance with any such person, firm or company and to give or accept by way of consideration for any of the acts or things aforesaid or property acquired, any shares, stocks, debentures, debenture stock, indentures, notes, loan notes, loan stock, bonds, obligations and other securities of any description that may be agreed upon, and to hold and retain or sell, mortgage or deal with any shares, stocks, debentures, debenture stock, indentures, notes, loan notes, loan stock, bonds, obligations and other securities of any description so received.

3.8   To apply for, register, purchase, acquire, sell, lease, hold, use, administer, control, license or otherwise deal with any patents, brevets d'invention, copyrights, trademarks, licences, technical and industrial know-how, concessions and the like conferring any exclusive or non-exclusive or limited rights to use or any secret or other inventing information as to any invention which may seem capable of being used for any of the purposes of the Company or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop or grant licences in respect of or otherwise turn to account the property, rights or information so acquired.

3.9   To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which the Company is authorised to carry on or engage in or any business or transaction capable of being conducted so as to, directly or indirectly, benefit the Company.

3.10   To incorporate or cause to be incorporated any one or more subsidiaries (within the meaning of section 155 of the Companies Act 1963, as amended) for the purpose of carrying on any business.

3.11   To invest and deal with the moneys of the Company not immediately required upon such securities and in such manner as may from time to time be determined.

3.12   To lend money to and guarantee the performance of the contracts or obligations of any company, firm or person, and the repayment of the capital and principal of, and dividends, interest or premiums payable on, any stock, shares and securities of any company, whether having objects similar to those of this Company or not, and to give all kinds of indemnities.

3.13   To enter into, invest or engage in, acquire, hold or dispose of any financial instruments or risk management instruments, whether or not of a type currently in existence, and currency exchange, interest rate or commodity or index linked transactions (whether in connection with or incidental to any other contract, undertaking or business entered into or carried on by the Company or whether as an independent object or activity), including securities in respect of which the return or redemption amount is calculated by reference to any index, price or rate, monetary and financial instruments of all kinds, futures contracts, swaps and hedges (including credit default, interest rate and currency swaps and hedges of any kind whatsoever), options contracts, contracts for differences, commodities (including bullion and other precious metals), forward rate agreements, debentures, debenture stock, warrants, commercial paper, promissory notes, mortgage backed securities, asset backed securities, dealings in foreign currency, spot and forward rate exchange contracts, caps, floors, collars, and any other foreign exchange, interest rate or commodity or index linked arrangements, and such other instruments whether for the purpose of making a profit or avoiding a loss or managing a currency or interest rate exposure or any other purpose and to enter into any contract for and to exercise and enforce all rights and powers conferred by or incidental, directly or indirectly, to such transactions or the termination of any such transactions.

3.14   To guarantee, support or secure, whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (both present and future) and uncalled capital of the Company, or by both such methods, the performance of the obligations of, and the repayment or payment of the principal amounts of and premiums, interest and dividends on any securities of, any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being the Company's holding company as defined by section 155 of the Companies Act 1963, as amended, or a subsidiary as therein defined of any such holding company or otherwise associated with the Company in business.

3.15   To borrow or raise finance or secure the payment of money in such manner as the Company shall think fit, and in particular by the provision of a guarantee or by the issue of shares, stocks, debentures, debenture stock, notes, loan notes, loan stock, bonds, obligations and other securities of all kinds, either perpetual or terminable and either redeemable or otherwise and to secure the repayment of any money borrowed, raised or owing by trust deed, mortgage, charge, or lien upon the whole or any part of the Company's property or assets (whether present or future) including its uncalled capital, and also by a similar trust deed, mortgage, charge or lien to secure and guarantee the performance by the Company of any obligation or liability it may undertake.

3.16   To carry on the business of financing and re-financing whether asset based or not (including financing and re-financing of financial assets), including managing financial assets with or without security in whatever currency including financing or re-financing by way of loan, acceptance credits, commercial paper, euro medium term bonds, euro bonds, asset-backed securities, securitisation, synthetic securitisation, collateralised debt obligations, bank placements, leasing, hire purchase, credit sale, conditional sale, factoring, forfeiting, invoice discounting, note issue facilities, project financing, bond issuances, participation and syndications, assignment, novation, factoring, discounting, participation, sub-participation, derivative contracts, securities/stock lending contracts, repurchase agreements or other appropriate methods of finance and to discount mortgage receivables, loan receivables and lease rentals for persons wherever situated in any currency whatsoever, and to do all of the foregoing as principal, agent or broker.

3.17   To draw, make, accept, endorse, discount, execute, negotiate and issue promissory notes, bills of exchange, bills of lading, warrants, indentures, debentures and other negotiable or transferable instruments.

3.18   To subscribe for, take, purchase or otherwise acquire, hold, sell and transfer shares, stocks, debentures, debenture stock, indentures, notes, loan notes, loan stock, bonds, obligations and other securities of any description of, or other interests in, any other company or person.

3.19   To hold in trust as trustees or as nominees and to deal with, manage and turn to account, any real or personal property of any kind, and in particular shares, stocks, debentures, debenture stock, indentures, notes, loan notes, loan stock, bonds, obligations and other securities of any description, policies, book debts, claims and choses in actions, lands, buildings, hereditaments, business concerns and undertakings, mortgages, charges, annuities, patents, licences, and any interest in real or personal property, and any claims against such property or against any person or company.

3.20   To constitute any trusts with a view to the issue of preferred and, deferred or other special stocks or securities based on or representing any shares, stocks and other assets specifically appropriated for the purpose of any such trust and to settle and regulate and if thought fit to undertake and execute any such trusts and to issue dispose of or hold any such preferred, deferred or other special stocks or securities.

3.21   To give any guarantee in relation to the payment of any debentures, debenture stock, indentures, notes, loan notes, loan stock, bonds, obligations or other securities of any description and to guarantee the payment of interest thereon or of dividends on any stocks or shares of any company.

3.22   To construct, erect and maintain buildings, houses, flats, shops and all other works, erections, and things of any description whatsoever either upon the lands acquired by the Company or upon other lands and to hold, retain as investments or to sell, let, alienate, mortgage, charge or deal with all or any of the same and generally to alter, develop and improve the lands and other property of the Company.

3.23   To provide for the welfare of persons in the employment of or holding office under or formerly in the employment of or holding office under the Company including Directors and ex-Directors of the Company or any of its subsidiary or associated companies and the wives, widows and families, dependents or connections of such persons by grants of money, pensions or other payments and by forming and contributing to pension, provident or benefit funds or profit sharing or co-partnership schemes for the benefit of such persons and to form, subscribe to or otherwise aid charitable, benevolent, religious, scientific, national or other institutions, exhibitions or objects which shall have any moral or other claims to support or aid by the Company by reason of the locality of its operation or otherwise.

3.24   To remunerate by cash payments or allotment of shares or securities of the Company credited as fully paid up or otherwise any person or company for services rendered or to be rendered to the Company or any member of the group to which the Company belongs, whether in the course of employment with the Company or any group company or the conduct or the management of the business of the Company or any group company or in placing or assisting to place or guaranteeing the placing of any of the shares or other securities of the Company's, or any group company's capital, or any debentures or other securities of the Company or any group company or in or about the formation or promotion of the Company or any group company.

3.25   To enter into and carry into effect any arrangement for joint working in business or for sharing of profits or for amalgamation with any other company or association or any partnership or person carrying on any business within the objects of the Company.

3.26   To distribute in specie or as otherwise may be resolved all or any portion of the assets of the Company among its members and in particular the shares, debentures or other securities of any other company belonging to this Company or of which this Company may have the power of disposing.

3.27   To vest any real or personal property, rights or interest acquired or belonging to the Company in any person or company on behalf of or for the benefit of the Company, and with or without any declared trust in favour of the Company.

3.28   To transact or carry on any business which may seem to be capable of being conveniently carried on in connection with any of these objects or calculated directly or indirectly to enhance the value of or facilitate the realisation of or render profitable any of the Company's property or rights.

3.29   To accept stock or shares in or indentures, debentures, mortgages or securities of any other company in payment or part payment for any services rendered or for any sale made to or debt owing from any such company, whether such shares shall be wholly or partly paid up.

3.30   To pay all costs, charges and expenses incurred or sustained in or about the promotion and establishment of the Company or which the Company shall consider to be preliminary thereto and to issue shares as fully or in part paid up, and to pay out of the funds of the Company all brokerage and charges incidental thereto.

3.31   To procure the Company to be registered or recognized in Ireland or in any foreign country or in any colony or dependency of any such foreign country or that the central management and control and/or place of effective management of the Company be located in any country, and to establish branches offices, places of business or subsidiaries in Ireland or any such foreign country or in any colony or dependency of any such foreign country.

3.32   To do all or any of the matters hereby authorised in any part of the world or in conjunction with or as trustee or agent for any other company or person or by or through any factors, trustees or agents.

3.33   To make gifts or grant bonuses to the Directors or any other persons who are or have been in the employment of the Company including substitute and alternate directors.

3.34   To do all such other things that the Company may consider incidental or conducive to the attainment of the above objects or as are capable of being conveniently carried on in connection therewith.

3.35   To carry on any business which the Company may lawfully engage in and to do all such things incidental or conducive to the business of the Company.

3.36   To make or receive gifts by way of capital contribution or otherwise.

3.37   To reduce its share capital in any manner permitted by law.

3.38   To the extent permitted by law, to give whether directly or indirectly, any kind of financial assistance for the purpose of, or in connection with, the purchase of, or subscription for, shares, stocks, debentures, debenture stock, indentures, notes, loan notes, loan stock, bonds, obligations and other securities of any description of the Company or of any body corporate which is at any given time the Company's holding company.

3.39   To do and take all such things, measures, acts and actions (including, but not limited to, entering into agreements, contracts, deeds and other documents or instruments and giving undertakings, covenants, representations, warranties, indemnities and other commitments and promises) as the Company considers may be necessary or required in connection with, or incidental or conducive to, attainment of the above objects, or any of them.

3.40   The objects set forth in any sub-clause of this clause shall be regarded as independent objects and shall not, except, where the context expressly so requires, be in any way limited or restricted by reference to or inference from the terms of any other sub-clause, or by the name of the Company. None of such sub-clauses or the objects therein specified or the powers thereby conferred shall be deemed subsidiary or auxiliary merely to the objects mentioned in the first sub-clause of this clause, but the Company shall have full power to exercise all or any of the powers conferred by any part of this clause in any part of the world notwithstanding that the business, property or acts proposed to be transacted, acquired or performed do not fall within the objects of the first sub-clause of this clause.

     NOTE: It is hereby declared that the word "company" in this clause, except where used in reference to this Company shall be deemed to include any partnership or other body of persons whether incorporated or not incorporated and whether domiciled in Ireland or elsewhere and the intention is that the objects specified in each paragraph of this clause shall except where otherwise expressed in such paragraph be in no way limited or restricted by reference to or inference from the terms of any other paragraph.

4.   The liability of the members is limited.

5.   The share capital of the Company is €40,000 and US$101,700 divided into 40,000 deferred ordinary shares of €1.00 each, and 101,700,000 ordinary shares of US$0.001 each.

6.   The shares forming the capital, increased or reduced, may be increased or reduced and be divided into such classes and issued with any special rights, privileges and conditions or with such qualifications as regards preference, dividend, capital, voting or other special incidents, and be held upon such terms as may be attached thereto or as may from time to time be provided by the original or any substituted or amended articles of association and regulations of the Company for the time being, but so that where shares are issued with any preferential or special rights attached thereto such rights shall not be alterable otherwise than pursuant to the provisions of the Company's articles of association for the time being.

We, the several persons whose names, addresses and descriptions are subscribed, wish to be formed into a company in pursuance of this memorandum of association, and we agree to take the number of shares in the capital of the company set opposite our respective names.

Names, Addresses and Descriptions of Subscribers	Number of Shares Taken by each Subscriber
Alejandro Cestero For and on behalf of **WEATHERFORD INTERNATIONAL LTD.** Alpenstrasse 15, Zug 6300 Switzerland Body Corporate	1 (One)
Total shares taken 1 (One)	
Dated 27 day of February 2014 **Witness to the above signatures:** Name: Coralie Brunet Address: 4-6 Rue Jean François Bartholon, 1204, Geneva, Switzerland Occupation: Office Manager	

ARTICLES OF ASSOCIATION

-of-

WEATHERFORD INTERNATIONAL PUBLIC LIMITED COMPANY
(the "Company")

(Adopted by special resolution passed on 29 May 2014)

Preliminary

1.   The regulations contained in Table A in the First Schedule to the Companies Act 1963 shall not apply to the Company.

2.

2.1   In these articles:

"**1983 Act**"	the Companies (Amendment) Act 1983.
"**1990 Act**"	means the Companies Act 1990.
"**Act**"	means the Companies Act 1963.
"**Acts**"	means the Companies Acts 1963 to 2013, and all statutory instruments which are to be read as one with, or construed, or to be read together with such Acts.
"**address**"	includes any number or address used for the purposes of communication, including by way of electronic mail or other electronic communication.
"**Adoption Date**"	has the meaning set out in article 3.3.
"**Applicable Escheatment Laws**"	has the meaning set out in article 162.2.
"**Approved Nominee**"	means a person holding shares or rights or interests in shares in the Company on a nominee basis who has been determined by the Company to be an "Approved Nominee".
"**Assistant Secretary**"	means any person appointed by the Secretary or the Board from time to time to assist the Secretary.
"**Auditor**" or "**Auditors**"	means the auditor or auditors at any given time of the Company.
"**Clear Days**"	in relation to the period of notice to be given under these articles, that period excluding the day when the notice is given or deemed to be given and the day of the event for which it is given or on which it is to take effect.
"**Covered Person**"	has the meaning set out in article 161.
"**electronic communication**"	has the meaning given to those words in the Electronic Commerce Act 2000.
"**electronic signature**"	has the meaning given to those words in the Electronic Commerce Act 2000.
"**Euro Deferred Shares**" or "**deferred ordinary shares**"	means euro deferred shares of nominal value €1.00 per share (or such other nominal value as may result from any reorganisation of capital) in the capital of the Company, having the rights and being subject to the limitations set out in these articles.
"**Exchange Act**"	means the United States Securities Exchange Act of 1934, as amended from time to time.
"**Member Associated Person**"	of any member means (A) any person controlling, directly or indirectly, or acting as a "group" (as such term is used in Rule 13d-5(b) under the Exchange Act) with, such member, (B) any beneficial owner of shares of the Company owned of record or beneficially by such member and (C) any person controlling, controlled by or under common control with such Member Associated Person.
"**Merger**"	means the merger of Weatherford International Ltd. ("**Weatherford Switzerland**") and the Company, pursuant to a merger agreement dated as of April 2, 2014 made between Weatherford Switzerland and the Company (the "**Merger Agreement**"), by way of an international (cross-border) merger without liquidation of Weatherford Switzerland in compliance with, inter alia, Art. 3 et seq. Swiss Act on Merger, Demerger, Transformation and Transfer of Assets and Art. 163b, 163c and 164 Swiss Private International Law Act and also applicable laws of Ireland.
"**Ordinary Resolution**"	means a resolution of the Company's members passed by a simple majority of the votes cast by such members as, being entitled to do so, voting in person, or by proxy, at a general meeting of the Company.
"**Ordinary Shares**" or "**ordinary shares**"	means ordinary shares of nominal value US$0.001 per share (or such other nominal value as may result from any reorganisation of capital) in the capital of the Company, having the rights and being subject to the limitations set out in these articles.
"**Redeemable Shares**"	means redeemable shares in accordance with section 206 of the 1990 Act.

"Register"	means the register of members to be kept as required in accordance with section 116 of the Act.
"Section 81 Notice"	shall mean a notice given to a member in accordance with section 81 of the 1990 Act.
"Share"	"Share" and "share" mean, unless specified otherwise or the context otherwise requires, any share in the capital of the Company.
"Shareholder" or "the Holder" or "member"	means in relation to any share, the person whose name is entered in the Register as the holder of the share or, where the context permits, the persons whose names are entered in the Register as the joint holders of shares.
"Special Resolution"	means a special resolution of the Company's members within the meaning of section 141 of the Act.
"the Company"	means the company whose name appears in the heading to these articles.
"the Directors" or "the Board"	means the directors from time to time and for the time being of the Company or the directors present at a meeting of the board of directors and includes any person occupying the position of director by whatever name called.
"the Office"	means the registered office from time to time and for the time being of the Company.
"the seal"	means the common seal of the Company.
"the Secretary"	means any person appointed to perform the duties of the secretary of the Company.
"the State"	means the state of Ireland.
"these articles"	means the articles of association of which this article forms part, as the same may be amended from time to time and for the time being in force.

2.2 Expressions in these articles referring to writing shall be construed, unless the contrary intention appears, as including references to printing, lithography, photography and any other modes of representing or reproducing words in a visible form except as provided in these articles and / or where it constitutes writing in electronic form sent to the Company, and the Company has agreed to its receipt in such form. Expressions in these articles referring to execution of any document shall include any mode of execution whether under seal or under hand or any mode of electronic signature as shall be approved by the Directors. Expressions in these articles referring to receipt or issuance of any electronic communications shall, be limited to receipt or issuance in such manner as the Company has approved or as set out in these articles. Notwithstanding the foregoing, all written communication by the Company and the Directors may for the purposes of these articles, to the extent permitted by law, be in electronic form.

2.3 Unless the contrary intention appears, words or expressions contained in these articles shall bear the same meaning as in the Acts or in any statutory modification thereof in force at the date at which these articles become binding on the Company.

2.4 References herein to any enactment shall mean such enactment as the same may be amended and may be from time to time and for the time being in force.

2.5 The masculine gender shall include the feminine and neuter, and vice versa, and the singular number shall include the plural, and vice versa, and words importing persons shall include firms or companies.

2.6 Reference to US$, USD, or dollars shall mean the currency of the United States of America and to €, euro, EUR or cent shall mean the currency of Ireland.

Share capital and variation of rights

3.

3.1 The share capital of the Company is €40,000 and US$101,700 divided into 40,000 deferred ordinary shares of €1.00 each, and 101,700,000 ordinary shares of US$0.001 each.

3.2 The rights and restrictions attaching to the ordinary shares shall be as follows:

(a) subject to the right of the Company to set record dates for the purposes of determining the identity of members entitled to notice of and / or to vote at a general meeting, the right to attend and speak at any general meeting of the Company and to exercise one vote per ordinary share held at any general meeting of the Company;

(b) the right to participate pro rata in all dividends declared by the Company; and

(c) the right, in the event of the Company's winding up, to participate pro rata in the total assets of the Company.

3.3 The rights and restrictions attaching to the Euro Deferred Shares shall be as follows:

(a) The Euro Deferred Shares shall rank *pari passu* with, and have the same rights, and be subject to the same restrictions, as the ordinary shares until the effective time of the Merger (as provided for in the Merger Agreement).

(b) From the effective time of the Merger (as provided for in the Merger Agreement):

(i) the holders of the Euro Deferred Shares shall not be entitled to receive any dividend or distribution and shall not be entitled to receive notice of, nor to attend, speak or vote at any meeting of some or all of the members of the Company; and

<table>
<tr><td></td><td>(ii)</td><td>on a return of assets, whether on liquidation or otherwise, the Euro Deferred Shares shall entitle the holder thereof only to the repayment of the amounts paid up on such shares after repayment of the capital paid up on the ordinary shares plus the payment of $5,000,000 on each of the ordinary shares and the holders of the Euro Deferred Shares (as such) shall not be entitled to any further participation in the assets or profits of the Company.</td></tr>
</table>

(c) The special resolution passed on the date of adoption of these articles (the "**Adoption Date**") shall be deemed to confer irrevocable authority on the Company at any time after the Adoption Date:

    (i) to acquire all or any of the fully paid Euro Deferred Shares otherwise than for valuable consideration in accordance with section 41(2) of the 1983 Act and without obtaining the sanction of the holders thereof;

    (ii) to appoint any person to execute on behalf of the holders of the Euro Deferred Shares remaining in issue (if any) a transfer thereof and/or an agreement to transfer the same otherwise than for valuable consideration to the Company or to such other person as the Company may nominate;

    (iii) to cancel any acquired Euro Deferred Shares; and

    (iv) pending such acquisition and/or transfer and/or cancellation to retain the certificate (if any) for such Euro Deferred Shares.

(d) In accordance with section 43(3) of the 1983 Act the Company shall, not later than three years after any acquisition by it of any Euro Deferred Shares as aforesaid, cancel such shares (except those which, or any interest of the Company in which, it shall have previously disposed of) and reduce the amount of the issued share capital by the nominal value of the shares so cancelled and the Directors may take such steps as are requisite to enable the Company to carry out its obligations under that subsection without complying with sections 72 and 73 of the 1963 Act including passing resolutions in accordance with section 43(5) of the 1983 Act.

(e) Neither the acquisition by the Company otherwise than for valuable consideration of all or any of the Euro Deferred Shares nor the redemption thereof nor the cancellation thereof by the Company in accordance with this article shall constitute a variation or abrogation of the rights or privileges attached to the Euro Deferred Shares, and accordingly the Euro Deferred Shares or any of them may be so acquired, redeemed and cancelled without any such consent or sanction on the part of the holders thereof. The rights conferred upon the holders of the Euro Deferred Shares shall not be deemed to be varied or abrogated by the creation of further shares ranking in priority thereto or pari passu therewith.

3.4

(a) Subject to article 3.4(b), an ordinary share shall be automatically converted into a Redeemable Share on, and from the time of, the existence or creation of an agreement, transaction or trade (an "arrangement") between the Company and any person pursuant to which the Company acquires, agrees to acquire, or will acquire ordinary shares, or an interest in ordinary shares, from such person. In these circumstances, the acquisition of such shares or interest in shares by the Company shall constitute the redemption of a Redeemable Share in accordance with Part XI of the 1990 Act.

(b) The provisions of article 3.4(a) shall not apply to a particular arrangement if the board of directors of the Company resolves, prior to the existence or creation of that arrangement, that the arrangement concerned is to be treated as a purchase or acquisition of shares pursuant to article 4.2 or as otherwise permitted by the Acts (including Section 41(2) of the 1983 Act), in which case the arrangement shall be so executed as a purchase or acquisition, in accordance with article 4.2 and/or the relevant provision(s) of the Acts, and not a redemption of shares.

4. Subject to the provisions of Part XI of the 1990 Act and the other provisions of this article, the Company may:

4.1 pursuant to section 207 of the 1990 Act, issue any shares of the Company which are to be redeemed or are liable to be redeemed at the option of the Company or the member on such terms and in such manner as may be determined by the Company in general meeting (by Special Resolution) on the recommendation of the Directors;

4.2 subject to and in accordance with the provisions of the Acts and without prejudice to any relevant special rights attached to any class of shares pursuant to section 211 of the 1990 Act, purchase any of its own shares (including any Redeemable Shares and without any obligation to purchase on any pro rata basis as between members or members of the same class) and may cancel any shares so purchased or hold them as treasury shares (as defined in section 209 of the 1990 Act) and may reissue any such shares as shares of any class or classes; or

4.3 pursuant to section 210 of the 1990 Act, convert any of its shares into Redeemable Shares.

5. Without prejudice to any special rights previously conferred on the Holders of any existing shares or class of shares, any share in the Company may be issued with such preferred or deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by Ordinary Resolution determine.

6. If at any time the share capital is divided into different classes of shares the rights attached to any class may, whether or not the Company is being wound up, be varied or abrogated with the consent in writing of the Holders of three-fourths of the issued shares in that class, or with the sanction of a Special Resolution passed at a separate general meeting of the Holders of the shares of that class, provided that, if the relevant class of Holders has only one Holder, that person present in person or by proxy, shall constitute the necessary quorum. To every such meeting the provisions of article 51 shall apply.

7. The rights conferred upon the Holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares with rights ranking pari passu therewith.

8.

8.1 Subject to the provisions of these articles relating to new shares, the unissued shares of the Company shall be at the disposal of the Directors, and they may (subject to the provisions of the Acts) allot, grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its members, but so that no share shall be issued at a discount save in accordance with sections 26(5) and 28 of the 1983 Act, and so that, in the case of shares offered to the public for subscription, the amount payable on application on each share shall not be less than one-quarter of the nominal amount of the share and the whole of any premium thereon.

8.2 Subject to any requirement to obtain the approval of members under any laws, regulations or the rules of any stock exchange to which the Company is subject, the Board is authorised, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the Board deems advisable, options to purchase or subscribe for such number of shares of any class or classes or of any series of any class as the Board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued.

8.3 The Directors are, for the purposes of section 20 of the 1983 Act, generally and unconditionally authorised to exercise all powers of the Company to allot and issue relevant securities (as defined by the said section 20) up to the amount of Company's authorised share capital and to allot and issue any shares purchased by the Company pursuant to the provisions of Part XI of the 1990 Act and held as treasury shares and this authority shall expire five years from the date of adoption of these articles of association.

8.4 The Directors are hereby empowered pursuant to sections 23 and 24(1) of the 1983 Act to allot equity securities within the meaning of the said section 23 for cash pursuant to the authority conferred by article 8.3 as if section 23(1) of the said 1983 Act did not apply to any such allotment. The Company may before the expiry of such authority make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred by this paragraph had not expired.

8.5 Nothing in these articles shall preclude the Directors from recognising a renunciation of the allotment of any shares by any allottee in favour of some other person.

9. The Company may pay commission to any person in consideration of a person subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company on such terms and subject to such conditions as the Directors may determine, including, without limitation, by paying cash or allotting and issuing fully or partly paid shares or any combination of the two. The Company may also, on any issue of shares, pay such brokerage as may be lawful.

10. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the Holder. This shall not preclude the Company from requiring the members or a transferee of shares to furnish the Company with information as to the beneficial ownership of any share when such information is reasonably required by the Company.

11. The shares of the Company may be either represented by certificates or, if the conditions of issue of the relevant shares so provide, by uncertificated shares. Except as required by law, the rights and obligations of the Holders of uncertificated shares and the rights and obligations of the Holders of shares represented by certificates of the same class shall be identical.

12. Any person claiming a share certificate to have been lost, destroyed or stolen, shall make an affidavit or affirmation of that fact, and if required by the Board shall advertise the same in such manner as the Board may require, and shall give the Company, its transfer agents and its registrars a bond of indemnity, in form and with one or more sureties satisfactory to the Board or anyone designated by the Board with authority to act thereon, whereupon a new certificate may be executed and delivered of the same tenor and for the same number of shares as the one alleged to have been lost, destroyed or stolen.

Disclosure of beneficial ownership

13. If at any time the Directors are satisfied that any member, or any other person appearing to be interested in shares held by such member:

13.1 (x) has been duly served with a Section 81 Notice and is in default for the prescribed period (as defined in article 13.6(b)) in supplying to the Company the information thereby required; or (y) in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the Directors may, in their absolute discretion at any time thereafter by notice (a "**direction notice**") to such member direct that:

    (a) in respect of the shares in relation to which the default occurred (the "**default shares**") the member shall not be entitled to attend or to vote at a general meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company; and

    (b) where the nominal value of the default shares represents at least 0.25 per cent of the nominal value of the issued shares of the class concerned, then the direction notice may additionally direct that:

        (i) except in a liquidation of the Company, no payment shall be made of any sums due from the Company on the default shares, whether in respect of capital or dividend or otherwise, and the Company shall not have any liability to pay interest on any such payment when it is finally paid to the member;

        (ii) no other distribution shall be made on the default shares; and / or

        (iii) no transfer of any of the default shares held by such member shall be registered unless:

            (1) the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the Directors may in their absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

            (2) the transfer is an approved transfer (as defined in article 13.6(c));

the Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

13.2   Where any person appearing to be interested in the default shares has been duly served with a direction notice or copy thereof and the default shares which are the subject of such direction notice are held by an Approved Nominee, the provisions of this article shall be treated as applying only to such default shares held by the Approved Nominee and not (insofar as such person's apparent interest is concerned) to any other shares held by the Approved Nominee.

13.3   Where the member upon whom a Section 81 Notice is served is an Approved Nominee acting in its capacity as such, the obligations of the Approved Nominee as a member of the Company shall be limited to disclosing to the Company such information as has been recorded by it relating to any person appearing to be interested in the shares held by it.

13.4   Any direction notice shall cease to have effect:

(a)   in relation to any shares which are transferred by such member by means of an approved transfer; or

(b)   when the Directors are satisfied that such member, and any other person appearing to be interested in shares held by such member, has given to the Company the information required by the relevant Section 81 Notice.

13.5   The Directors may at any time give notice cancelling a direction notice.

13.6   For the purposes of this article:

(a)   a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a Section 81 Notice which either (a) names such person as being so interested or (b) fails to establish the identities of all those interested in the shares and (after taking into account the said notification and any other relevant Section 81 Notice) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b)   the "**prescribed period**" is 28 days from the date of service of the said Section 81 Notice unless the nominal value of the default shares represents at least 0.25 per cent of the nominal value of the issued shares of that class, when the prescribed period is 14 days from that date;

(c)   a transfer of shares is an approved transfer if but only if:

(i)   it is a transfer of shares to an offeror by way or in pursuance of acceptance of an offer made to all the Holders (or all the Holders other than the person making the offer and his nominees) of the shares in the Company to acquire those shares or a specified proportion of them; or

(ii)   the Directors are satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with other persons appearing to be interested in such shares; or

(iii)   the transfer results from a sale made through a stock exchange on which the Company's shares are normally traded;

(d)   Nothing contained in this article shall limit the power of the Company under section 85 of the 1990 Act; and

(e)   For the purpose of establishing whether or not the terms of any notice served under this article shall have been complied with the decision of the Directors in this regard shall be final and conclusive and shall bind all persons interested.

Lien

14.   The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether immediately payable or not) called or payable at a fixed time or in accordance with the terms of issue of such share in respect of such share. The Directors may at any time declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to all dividends payable thereon.

15.   The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is immediately payable, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is immediately payable, has been given to the Holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

16.   To give effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the Holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale. Where a share, which is to be sold as provided for in article 26, is held in uncertificated form, the Directors may authorise some person to do all that is necessary under the 1990 Act (Uncertificated Securities) Regulations 1996 to change such share into certificated form prior to its sale.

17.   The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is immediately payable, and the residue, if any, shall (subject to a like lien for sums not immediately payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

18. Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any shares registered in the Register as held either jointly or solely by any Holder or in respect of any dividends, bonuses or other moneys due or payable or accruing due or which may become due or payable to such Holder by the Company on or in respect of any shares registered as aforesaid or for or on account or in respect of any Holder and whether in consequence of:

(a) the death of such Holder;

(b) the non-payment of any income tax or other tax by such Holder;

(c) the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such Holder or by or out of his estate; or

(d) any other act or thing;

in every such case (except to the extent that the rights conferred upon Holders of any class of shares render the Company liable to make additional payments in respect of sums withheld on account of the foregoing):

(A) the Company shall be fully indemnified by such Holder or his executor or administrator from all liability;

(B) the Company shall have a lien upon all dividends and other moneys payable in respect of the shares registered in the Register as held either jointly or solely by such Holder for all moneys paid or payable by the Company in respect of such shares or in respect of any dividends or other moneys as aforesaid thereon or for or on account or in respect of such Holder under or in consequence of any

such law together with interest at the rate of fifteen percent per annum thereon from the date of payment to date of repayment and may deduct or set off against such dividends or other moneys payable as aforesaid any moneys paid or payable by the Company as aforesaid together with interest as aforesaid;

(C) the Company may recover as a debt due from such Holder or his executor or administrator wherever constituted any moneys paid by the Company under or in consequence of any such law and interest thereon at the rate and for the period aforesaid in excess of any dividends or other moneys as aforesaid then due or payable by the Company;

(D) the Company may, if any such money is paid or payable by it under any such law as aforesaid, refuse to register a transfer of any shares by any such Holder or his executor or administrator until such money and interest as aforesaid is set off or deducted as aforesaid, or in case the same exceeds the amount of any such dividends or other moneys as aforesaid then due or payable by the Company, until such excess is paid to the Company; and

(E) subject to the rights conferred upon the Holders of any class of shares, nothing herein contained shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such Holder as aforesaid, his estate representative, executor, administrator and estate wheresoever constituted or situate, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

Calls on shares

19. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times or in accordance with such terms of allotment, and each member shall (subject to receiving at least 14 days notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

20. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments.

21. The joint Holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

22. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

23. Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purpose of these articles be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these regulations as to payment of interest and expenses, forfeiture or otherwise, shall apply as if such sum had become payable by virtue of a call duly made and notified.

24. The Directors may, on the issue of shares, differentiate between the Holders as to the amount of calls to be paid and the time of payment.

25. The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become payable) pay interest at such rate not exceeding (unless the Company in general meeting otherwise directs) fifteen per cent per annum, as may be agreed upon between the Directors and the member paying such sum in advance.

Transfer of Shares

26.

26.1 Subject to compliance with the Acts and to any applicable restrictions contained in these articles, applicable law, including U.S. securities laws, and any agreement binding on such Holder as to which the Company is aware, any Holder may transfer all or any of its shares by an instrument of transfer in the usual common form or in any other form or by any other method permissible under applicable law, as may be approved by the Directors. The instrument of transfer of any share may be executed for and on behalf of the transferor by the Secretary, Assistant Secretary or any duly authorised delegate or attorney of the Secretary or Assistant Secretary (whether an individual, a corporation or other body of persons, whether corporate or not, and whether in respect of specific transfers or pursuant to a general standing authorisation) and the Secretary or Assistant Secretary or a relevant authorised delegate shall be deemed to have been irrevocably appointed agent for the transferor of such share or shares with full power to execute, complete and deliver in the name of and on behalf of the transferor of such share or shares all such transfers of shares held by the members in the share capital of the Company. Any document which records the name of the transferor, the name of the transferee, the class and number of shares agreed to be transferred and the date of the agreement to transfer shares, shall, once executed by the transferor or the Secretary or Assistant Secretary or relevant authorised delegate as agent for the transferor, be deemed to be a proper instrument of transfer for the purposes of section 81 of the Act. The transferor shall be deemed to remain the Holder of the share until the name of the transferee is entered on the Register in respect thereof, and neither the title of the transferee nor the title of the transferor shall be affected by any irregularity or invalidity in the proceedings in reference to the sale should the Directors so determine.

The Company, at its absolute discretion, may, or may procure that a subsidiary of the Company shall, pay Irish stamp duty arising on a transfer of shares on behalf of the transferee of such shares of the Company. If stamp duty resulting from the transfer of shares in the Company which would otherwise be payable by the transferee is paid by the Company or any subsidiary of the Company on behalf of the transferee, then in those circumstances, the Company shall, on its behalf or on behalf of its subsidiary (as the case may be), be entitled to (i) seek reimbursement of the stamp duty from either the transferee or, at the Company's sole discretion, the transferor; (ii) set-off the stamp duty against any dividends payable to the transferee of those shares; and (iii) claim a first and permanent lien on the shares on which stamp duty has been paid by the Company or its subsidiary for the amount of stamp duty paid. The Company's lien shall extend to all dividends paid on those shares.

26.2 Notwithstanding the provisions of these articles and subject to any regulations made under section 239 of the 1990 Act, title to any shares in the Company may also be evidenced and transferred without a written instrument in accordance with section 239 of the 1990 Act or any regulations made thereunder. The Directors shall have power to permit any class of shares to be held in uncertificated form and to implement any arrangements they think fit for evidencing transfers in accordance with such regulations and in particular shall, where appropriate, be entitled to disapply or modify all or part of the provisions in these articles with respect to the requirement for written instruments of transfer and share certificates (if any), in order to give effect to such regulations.

27. Subject to such of the restrictions of these articles and to such of the conditions of issue of any share warrants as may be applicable, any share warrant may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve.

28. The Directors in their absolute discretion and without assigning any reason therefor may decline to register any transfer of a share which is not fully paid. The Directors may also decline to recognise any instrument of transfer unless:

28.1 the instrument of transfer is duly stamped (if required by law) and lodged with the Company, at such place as the Directors shall appoint for the purpose, accompanied by the certificate for the shares (if any has been issued) to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

28.2 the instrument of transfer is in respect of only one class of share; and

28.3 they are satisfied that all applicable consents, authorisations, permissions or approvals required to be obtained pursuant to any applicable law or agreement prior to such transfer have been obtained or that no such consents, authorisations, permissions or approvals are required.

29. If the Directors refuse to register a transfer they shall, within three months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

30. Registration of transfers may be suspended at such times and for such period, not exceeding in the whole 30 days in each year, as the Directors may from time to time determine subject to the requirements of section 121 of the Act.

31. All instruments of transfer shall upon their being lodged with the Company remain the property of the Company and the Company shall be entitled to retain them.

Transmission of Shares

32. In the case of the death of a member, the survivor or survivors, where the deceased was a joint Holder, and the personal representatives of the deceased where he was a sole Holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased joint Holder from any liability in respect of any share which had been jointly held by him with other persons. For greater certainty, where two or more persons are registered as joint Holders of a share or shares, then in the event of the death of any joint Holder or Holders the remaining joint Holder or Holders shall be absolutely entitled to the said share or shares and the Company shall recognise no claim in respect of the estate of any joint Holder except in the case of the last survivor of such joint Holders.

33. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time properly be required by the Directors and subject as herein provided, elect either to be registered himself as Holder of the share or to have some person nominated by him registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the shares by that member before his death or bankruptcy, as the case may be. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have another person registered, he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of these articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice of transfer were a transfer signed by that member.

34. A person becoming entitled to a share by reason of the death or bankruptcy of the Holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to the meetings of the Company, so, however, that the Directors may at any time give notice requiring such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 60 days, the Directors may thereupon withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Forfeiture of Shares

35. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued.

36. The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

37. If the requirements of any such notice as aforesaid are not complied with any shares in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

38. A forfeited share shall be deemed to be the property of the Company and may be sold, re-offered or otherwise disposed of either to the person who was, before the forfeiture, the Holder thereof or entitled thereto or to any other person on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

39. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the Holder of the share, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice.

40. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

41. A statutory declaration that the declarant is a Director or the Secretary, and that a share in the Company has been duly forfeited on the date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the Holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

42. The provisions of these articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

43. The Directors may accept the surrender of any share which the Directors have resolved to have been forfeited upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it has been forfeited.

Financial assistance

44. The Company may give any form of financial assistance which is permitted by the Acts for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company or in the Company's holding company.

Alteration of Capital

45. The Company may from time to time by Ordinary Resolution increase its authorised share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

46. The Company may by Ordinary Resolution:

46.1 effect a reduction in its authorized but unissued share capital by cancelling unissued shares;

46.2 consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

46.3 subdivide its existing shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association subject, nevertheless, to section 68(1)(d) of the Act;

46.4 make provision for the issue and allotment of shares which do not carry any voting rights;

46.5 cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled; and

46.6 subject to applicable law, change the currency denomination of its share capital.

46.7 Where any difficulty arises in regard to any division, consolidation or sub-division under this article 46, the Directors may settle the same as they think expedient and in particular, may, on behalf of applicable Holders, arrange for the sale of the shares representing fractions and distribute the net proceeds of such sale in due proportion amongst the Holders who would have been entitled to the fractions, and for this purpose the Directors may authorise any person to execute any instruments or other documents required to transfer the shares representing fractions to the transferee. The transferee shall not be bound to see to the application of purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings related to the sale.

47. The Company may by Special Resolution reduce its issued share capital, any capital redemption reserve fund or any share premium account in any manner and with and subject to any incident authorised, and consent required, by law.

General meetings

48. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year, and shall specify the meeting as such in the notices calling it. Not more than 15 months shall elapse between the date of one annual general meeting of the Company and that of the next. Subject to section 140 of the Act, all general meetings of the Company may be held inside or outside the State.

49. All general meetings other than annual general meetings shall be called extraordinary general meetings.

50. The Directors may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on such requisition, or in default may be convened by such requisitionists, as provided in section 132 of the Act.

51. All provisions of these articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the Holders of any class of shares in the capital of the Company, except that:

51.1 the necessary quorum shall be two or more persons holding or representing by proxy (whether or not such Holder actually exercises his voting rights in whole, in part or at all at the relevant general meeting) more than 50% of the total issued-voting rights of the Company's shares, provided, however, that if the class of shares shall have only one Holder, one Holder present in person or by proxy shall constitute the necessary quorum;

51.2 any Holder of shares of the class present in person or by proxy may demand a poll; and

51.3 on a poll, each Holder of shares of the class shall have one vote in respect of every share of the class held by him.

52. A Director shall be entitled, notwithstanding that he is not a member, to attend and speak at any general meeting and at any separate meeting of the Holders of any class of shares in the Company.

Notice of General Meetings

53.

53.1 Subject to the provisions of the Acts allowing a general meeting to be called by shorter notice, an annual general meeting, and an extraordinary general meeting called for the passing of a Special Resolution, shall be called by not less than 21 Clear Days' notice and all other extraordinary general meetings shall be called by not less than 14 Clear Days' notice.

53.2 Notice of every general meeting shall be given in any manner permitted by these articles to all members (other than those who, under the provisions of these articles or the terms of issue of the shares which they hold, are not entitled to receive such notice from the Company) and to each Director and to the Auditors.

53.3 Any notice convening a general meeting shall specify the time and place of the meeting and the general nature of the business to be conducted thereat and, in reasonable prominence, that a member entitled to attend and vote is entitled to appoint one or more proxies to attend, speak and vote in his place and that any proxy need not be a member of the Company. It shall also give particulars of any Directors who are to retire at the meeting and of any persons who are recommended by the Directors for election or re-election as Directors at the meeting or in respect of whom notice has been duly given to the Company of the intention to propose them for election or re-election as Directors at the meeting; provided that the latter requirement shall only apply where the intention to propose the person has been received by the Company in accordance with the provisions of these articles. Subject to any restrictions imposed on any shares, the notice of the meeting shall be given to all the Holders of any class of shares of the Company as of the record date set by the Directors other than shares which, under the terms of these articles or the terms of allotment of such shares, are not entitled to receive such notice from the Company, and to the Directors and the Company's auditors.

53.4 The accidental omission to give notice of a meeting to, or, in cases where instruments of proxy are sent out without the notice, the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or instrument of proxy by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

53.5 A Holder of shares present, either in person or by proxy, at any meeting of the Company or of the Holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where required, of the purposes for which it was called.

53.6 Upon request in writing of members holding such number of shares as is prescribed by section 132 of the Act, delivered to the Office, it shall be the duty of the Directors to convene a general meeting to be held within two months from the date of the deposit of the requisition in accordance with the section 132 of the Act. If such notice is not given within two months after the delivery of such request, the requisitionists, or any one of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, but any meeting so convened shall not be held after the expiration of three months from the said date and any notice of such meeting shall be in compliance with these articles.

54.

54.1 The Directors may postpone a general meeting of the members (other than a meeting requisitioned by a member in accordance with section 132 of the Act or where the postponement of which would be contrary to the Acts or a court order pursuant to the Acts) after it has been convened, and notice of such postponement shall be served in accordance with article 53 upon all members entitled to notice of the meeting so postponed setting out, where the meeting is postponed to a specific date, notice of the new meeting in accordance with article 53.

54.2   The Directors may cancel a general meeting of the members (other than a meeting requisitioned by a member in accordance with section 132 of the Act or where the cancellation of which would be contrary to the Acts or a court order pursuant to the Acts) after it has been convened, and notice of such cancellation shall be served in accordance with article 53 upon all members entitled to notice of the meeting so cancelled.

Proceedings at General Meetings

55.   No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Except as otherwise provided in these articles, a quorum shall be two or more persons holding or representing by proxy (whether or not such Holder actually exercises his voting rights in whole, in part or at all at the relevant general meeting) more than 50% of the total issued voting rights of the Company's shares, provided that if the Company has only one member, one member present in person or by proxy shall constitute a quorum. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum.

56.   If within five minutes from the time appointed for a general meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day and such other time and place as the chairman of the meeting shall determine. The Company shall give not less than five days' notice of any meeting adjourned through want of a quorum.

57.   A meeting of the members or any class thereof may be held by means of such telephone, electronic or other communication facilities (including, without limitation of the foregoing, by telephone or video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence at such meeting.

58.   No business may be transacted at a meeting of members, other than business that is either proposed by or at the direction of the Directors; proposed at the direction of the High Court of Ireland; proposed on the requisition in writing of such number of members as is prescribed by, and is made in accordance with, the relevant provisions of the Acts and, in respect of an annual general meeting only, these articles; or the chairman of the meeting determines in his absolute and sole discretion that the business may properly be regarded as within the scope of the meeting. For business or nominations to be properly brought by a member at any general meeting, the member proposing such business must be a Holder of record at the time of giving of the notice provided for in articles 53 and 54 and must be entitled to vote at such meeting and any proposed business must be a proper matter for member action.

59.

59.1   Subject to the Acts, a resolution may only be put to a vote at a general meeting of the Company if:

    (a)   it is specified in the notice of the meeting; or

    (b)   it is otherwise properly brought before the meeting by the chairman of the meeting or by or at the direction of the Board; or

    (c)   it is proposed at the direction of a court of competent jurisdiction; or

    (d)   it is proposed with respect to an extraordinary general meeting in the requisition in writing for such meeting made by such number of members as is prescribed by (and such requisition in writing is made in accordance with) section 132 of the Act; or

    (e)   in the case of an annual general meeting, it is proposed in accordance with articles 68 to 72; or

    (f)   it is proposed in accordance with article 116; or

    (g)   the chairman of the meeting in his discretion decides that the resolution may properly be regarded as within the scope of the meeting.

60.   No amendment may be made to a resolution at or before the time when it is put to a vote unless the chairman of the meeting in his absolute discretion decides that the amendment or the amended resolution may properly be put to a vote at that meeting.

61.   If the chairman of the meeting rules a resolution or an amendment to a resolution admissible or out of order, as the case may be, the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in his ruling. Any ruling by the chairman of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive, subject to any subsequent order by a court of competent jurisdiction.

62.   The Chairman, if any, of the Board, shall preside as chairman at every meeting of the Company, or if there is no such Chairman, or if he is not present within fifteen minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

63.   If at any meeting no Director is willing to act as chairman of the meeting or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be chairman of the meeting.

64.   The chairman of the meeting may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for three months or more, notice of the adjourned meeting shall be given as in the case of the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

65.   The Board may, and at any general meeting or meeting of a class of members, the chairman of such meeting may, make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of the meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The Board and, at any general meeting or meeting of a class of members, the chairman of such meeting, is entitled to refuse entry to a person who refuses to comply with any such arrangements, requirements or restrictions.

66.

66.1 The Board may make such arrangements as it considers appropriate to enable the members to participate in any general meeting by means of two-way, audio-visual electronic facilities, so as to permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

66.2 The Board may, and at any general meeting or meeting of a class of members, the chairman of such meeting may make any arrangement and impose any requirement as may be reasonable for the purpose of verifying the identity of members participating by way of electronic facilities, as described in article 66.1.

67. Subject to section 141 of the Act and the requirements of the Acts, anything which may be done by resolution in general meeting may, without a meeting and without any previous notice being required, be done by resolution in writing, signed by all of the members entitled generally to vote at general meetings who at the date of the resolution in writing would be entitled to attend a meeting and vote on the resolution and if described as a Special Resolution shall be deemed to be a Special Resolution or a Special Resolution of the class, as applicable. Such resolution in writing may be signed in as many counterparts as may be necessary. This article 67 shall not apply to those matters required by the Acts to be carried out in a meeting.

67.1 For the purposes of any written resolution under this article 67, the date of the resolution in writing is the date when the resolution is signed by, or on behalf of, the last member to sign and any reference in any enactment to the date of passing of a resolution is, in relation to a resolution in writing made in accordance with this article 67, a reference to such date.

67.2 A resolution in writing made in accordance with this article 67 is as valid as if it had been passed by the Company in general meeting.

Advance notice of member business and nominations for Annual General Meetings

68. In addition to any other applicable requirements, for business or nominations to be properly brought before an annual general meeting by a member, such member must have given timely notice thereof in proper written form to the Secretary of the Company.

69. To be timely for an annual general meeting, a member's notice to the Secretary as to the business or nominations to be brought before the meeting must be delivered to or mailed and received at the Office not less than 60 calendar days nor more than 90 calendar days before the first anniversary of the Company's annual general meeting for the prior year (and in the case of the Company's first annual general meeting, references to the preceding year's annual general meeting shall be to the annual meeting of Weatherford International Ltd. in that preceding year); provided, however, that in the event that no annual general meeting was held the previous year or the date of the annual general meeting is not within 30 calendar days before or after such anniversary date, a member's notice in order to be timely must be so received not later than the close of business on the 10th calendar day after the date on which public announcement or other notification to the members of the date of the contemplated annual general meeting is first made by the Company. In no event shall the public announcement of an adjournment or postponement of an annual general meeting commence a new time period (or extend any time period) for the giving of a member's notice as described in articles 70 and 71.

70. A member's notice to the Secretary must set forth as to each matter such member proposes to bring before the meeting:

70.1 a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and if such business includes a proposal to amend the articles of the Company, the text of the proposed amendment) and the reasons for conducting such business at the meeting;

70.2 as to the member giving the notice:

(a) the name and address, as they appear in the Register, of such member and any Member Associated Person covered by clauses (b) and (c) below;

(b) (A) the class and number of shares of the Company which are held of record or are beneficially owned by the member and by any Member Associated Person with respect to the Company's securities; (B) a description of any agreement, arrangement or understanding in connection with the proposal of such business between or among such member and any Member Associated Person, any of their respective affiliates or associates, and any others (including their names) acting as a "group" (as such term is used in Rule 13d-5(b) under the Exchange Act) with any of the foregoing; (C) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned securities) that has been entered into, the effect or intent of which is to mitigate loss to, manage risk or benefit from share price changes for, or increase or decrease the voting power of, such member or such Member Associated Person, with respect to shares of the Company; (D) a representation that the member is a Holder of not less than 860,000 ordinary shares of the Company (either of record or beneficially) entitled to vote at such meeting and that the member intends to appear in person or by proxy at the meeting to propose such business; (E) a representation whether the member or the Member Associated Person, if any, intends or is part of a group which intends (x) to deliver a proxy statement and / or form of proxy to Holders of at least the percentage of the Company's outstanding shares required to adopt the proposal and / or (y) otherwise to solicit proxies from members in support of such proposal. If requested by the Company, the information required under clauses (A), (B) and (C) of the preceding sentence shall be supplemented by such member and any Member Associated Person not later than ten days after the later of the record date for the meeting or the date notice of the record date is first publicly disclosed to disclose such information as of the record date; and

(c) any material interest of the member or any Member Associated Person in such business.

The chairman of the meeting shall have the power and duty to determine whether any business proposed to be brought before the meeting was made or proposed in accordance with the procedures set forth in this article, and if any proposed business is not in compliance with this article, to declare that such defective proposal shall be disregarded. The chairman of such meeting shall, if the facts reasonably warrant, refuse to acknowledge that a proposal that is not made in compliance with the procedure specified in this article, and any such proposal not properly brought before the meeting, be considered.

71.

71.1   A member's notice to the Secretary must set forth:

(a)   as to each person whom the member proposes to nominate for election as a Director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as nominee and to serving as director if elected); and

(b)   the name and address, as they appear in the Register, of such member and any Member Associated Person covered by clause (b) below; and

(c)   (A) the class and number of shares of the Company which are held of record or are beneficially owned by the member and by any Member Associated Person with respect to the Company's securities; (B) a description of any agreement, arrangement or understanding in connection with the nomination between or among such member and any Member Associated Person, any of their respective affiliates or associates, and any others (including their names) acting as a "group" (as such term is used in Rule I3d-5(b) under the Exchange Act) with any of the foregoing; (C) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned securities) that has been entered into as of the date of the member's notice by, or on behalf of, such member and any Member Associated Person, the effect or intent of which is to mitigate loss to, manage risk or benefit from share price changes for, or increase or decrease the voting power of, such member or such Member Associated Person, with respect to shares of the Company; (D) a representation that the member is a Holder of not less than 860,000 ordinary shares of the Company (either of record or beneficially) entitled to vote at such meeting and that the member intends to appear in person or by proxy at the meeting to propose such nomination; (E) a representation whether the member or the Member Associated Person, if any, intends or is part of a group which intends (x) to deliver a proxy statement and / or form of proxy to Holders of at least the percentage of the Company's outstanding shares required to adopt the proposal and / or (y) otherwise to solicit proxies from members in support of such proposal. If requested by the Company, the information required under clauses (A), (B) and (C) of the preceding sentence shall be supplemented by such member and any Member Associated Person not later than ten days after the later of the record date for the meeting or the date notice of the record date is first publicly disclosed to disclose such information as of the record date.

71.2   The Company may require any proposed nominee to furnish such other information as it may reasonably require, including the completion of any questionnaires to determine the eligibility of such proposed nominee to serve as a Director of the Company and the impact that such service would have on the ability of the Company to satisfy the requirements of laws, rules, regulations and listing standards applicable to the Company or its Directors.

71.3   The chairman of the meeting shall have the power and duty to determine whether a nomination to be brought before the meeting was made or proposed in accordance with the procedures set forth in this article, and if any proposed nomination is not in compliance with this article, to declare that such defective nomination shall be disregarded. The chairman of such meeting shall, if the facts reasonably warrant, refuse to acknowledge a nomination that is not made in compliance with the procedure specified in this article, and any such nomination not properly brought before the meeting shall not be considered.

72.   Notwithstanding the foregoing provisions of articles 70 and 71, unless otherwise required by law, if the member (or a qualified representative of the member) does not appear at the annual general meeting to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Company. For purposes of articles 70 and 71, to be considered a qualified representative of the member, a person must be a duly authorized officer, manager or partner of such member or must be authorized by a writing executed by such member or an electronic transmission delivered by such member to act for such member as proxy at the meeting of member and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the general meeting of members.

73.   In addition, if the member intends to solicit proxies from the members of the Company, such member shall notify the Company of this intent in accordance with Rule 14a-4 and / or Rule 14a-8 under the Exchange Act or any successor rules. Any references in these articles to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit any requirements applicable to member nominations or proposals as to any other business to be considered pursuant to these articles and compliance with these articles shall be the exclusive means for a member to make nominations or submit proposals for any other business to be considered at an annual general meeting (other than matters brought properly under and in compliance with Rule 14a-8 of the Exchange Act, or any successor rule). Nothing in these articles shall be deemed to affect any rights of members to request inclusion of proposals in the Company's proxy statement pursuant to applicable rules and regulations under the Exchange Act.

Voting, proxies and corporate representatives

74.   Except where a greater majority is required by the Acts or these articles, any question, business or resolution proposed at any general meeting shall be decided by an Ordinary Resolution.

75.   Subject to any rights or restrictions attached to any class of shares, at any meeting of the Company, each member present in person shall be entitled to one vote on any question to be decided on a show of hands and each member in person or by proxy shall be entitled on a poll to one vote for each share held by him.

76.   At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

76.1   the chairman of the meeting; or

76.2   by at least three members present in person or represented by proxy; or

76.3   by any member or members present in person or represented by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

76.4   by a member or members holding shares in the Company conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

The demand for a poll may be withdrawn.

77. Except as provided in article 78, if a poll is duly demanded it shall be taken in such manner as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

78. A poll demanded on the election of the Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairman of the meeting directs, and any business other than that on which a poll has been demanded may be proceeded with pending the taking of the poll.

79. When there are joint Holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint Holders; and for this purpose, seniority shall be determined by the order in which the names stand in the Register.

80. A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction (whether in Ireland or elsewhere) in matters concerning mental disorder, may vote, whether on a show of hands or on a poll, by his committee, receiver, guardian or other person appointed by that court and any such committee, receiver, guardian or other person may vote by proxy on a show of hands or on a poll. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be received at the Office or at such other address as is specified in accordance with these articles for the receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

81. No member shall be entitled to vote at any general meeting unless any calls or other sums immediately payable by him in respect of shares in the Company have been paid.

82. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

83. A Holder entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

84. If:

84.1 any objection shall be raised as to the qualification of any voter; or

84.2 any votes have been counted which ought not to have been counted or which might have been rejected; or

84.3 any votes are not counted which out to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

85. Votes may be given either personally or by proxy.

86.

86.1 Every member entitled to attend and vote at a general meeting may appoint a proxy to attend, speak and vote on his behalf and may appoint more than one proxy to attend, speak and vote at the same meeting. The appointment of a proxy shall be in any form which the Directors may approve and, if required by the Company, shall be signed by or on behalf of the appointor. In relation to written proxies, a body corporate may sign a form of proxy under its common seal or under the hand of a duly authorised officer thereof or in such other manner as the Directors may approve. A proxy need not be a member of the Company. The appointment of a proxy in electronic or other form shall only be effective in such manner as the Directors may approve.

86.2 Without limiting the foregoing, the Directors may from time to time permit appointments of a proxy to be made by means of a telephonic, an electronic or internet communication or facility and may in a similar manner permit supplements to, or amendments or revocations of, any such telephonic, electronic or internet communication or facility to be made. The Directors may in addition prescribe the method of determining the time at which any such telephonic, electronic or internet communication or facility is to be treated as received by the Company. The Directors may treat any such telephonic, electronic or Internet communication or facility which purports to be or is expressed to be sent on behalf of a Holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that Holder.

87. Any body corporate which is a member of the Company may authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company. The Company may require evidence from the body corporate of the due authorisation of such person to act as the representative of the relevant body corporate.

88. An appointment of proxy relating to more than one meeting (including any adjournment thereof) having once been received by the Company for the purposes of any meeting shall not require to be delivered, deposited or received again by the Company for the purposes of any subsequent meeting to which it relates.

89. Receipt by the Company of an appointment of proxy in respect of a meeting shall not preclude a member from attending and voting at the meeting or at any adjournment thereof. An appointment proxy shall be valid, unless the contrary is stated therein, as well for any adjournment of the meeting as for the meeting to which it relates. A standing proxy shall be valid for all meetings and adjournments thereof or resolutions in writing, as the case may be, until notice of revocation is received by the Company. Where a standing proxy exists, its operation shall be deemed to have been suspended at any meeting or adjournment thereof at which the Holder is present or in respect to which the Holder has specially appointed a proxy. The Directors may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any standing proxy and the operation of any such standing proxy shall be deemed to be suspended until such time as the Directors determine that they have received the requested evidence or other evidence satisfactory to it.

90. A vote given or poll demanded in accordance with the terms of an appointment of proxy or a resolution authorising a representative to act on behalf of a body corporate shall be valid notwithstanding the death or insanity of the principal, or the revocation of the appointment of proxy or of the authority under which the proxy was appointed or of the resolution authorising the representative to act or transfer of the share in respect of which the proxy was appointed or the authorisation of the representative to act was given, provided that no intimation in writing (whether in electronic form or otherwise) of such death, insanity, revocation or transfer shall have been received by the Company at the Office, at least one hour before the commencement of the meeting or adjourned meeting at which the appointment of proxy is used or at which the representative acts PROVIDED HOWEVER, that where such intimation is given in electronic form it shall have been received by the Company at least 24 hours (or such lesser time as the Directors may specify) before the commencement of the meeting.

91. The Directors may send, at the expense of the Company, by post, electronic mail or otherwise, to the members forms for the appointment of a proxy (with or without stamped envelopes for their return) for use at any general meeting or at any class meeting, either in blank or nominating any one or more of the Directors or any other persons in the alternative.

92. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

Directors

93. The number of Directors shall (subject to: (a) automatic increases to accommodate the exercise of the rights of Holders of any class or series of shares then in issue having special rights to nominate or appoint Directors in accordance with the terms of issue of such class or series of shares; and / or (b) any resolution passed in accordance with article 119) not be less than three nor more than fourteen. The authorised number of directors (within such fixed maximum and fixed minimum numbers) shall be determined by the Board. The continuing Directors may act notwithstanding any vacancy in their body, provided that if the number of the Directors is reduced below the prescribed number the remaining Director or Directors shall appoint forthwith an additional Director or additional Directors to make up such minimum or shall convene a general meeting of the Company for the purpose of making such appointment.

94. Each Director shall be entitled to receive such fees and/or other remuneration for his services as a Director, if any, as the Board may from time to time determine. Each Director shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director, including his reasonable travelling, hotel and incidental expenses in attending and returning from meetings of the Board or any committee of the Board or general meetings.

95. The Board may from time to time determine that, subject to the requirements of the Acts, all or part of any fees or other remuneration payable to any Director of the Company shall be provided in the form of shares or other securities of the Company or any subsidiary of the Company, or options or rights to acquire such shares or other securities, on such terms as the Board may decide.

96. If any Director shall be called upon to perform extra services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, the Company may remunerate such Director either by a fixed sum or by a percentage of profits or otherwise as may be determined by a resolution passed at a meeting of the Directors and such remuneration may be either in addition to or in substitution for any other remuneration to which he may be entitled as a Director.

97. No shareholding qualification for Directors shall be required. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at general meetings.

98. Unless the Company otherwise directs, a Director of the Company may be or become a Director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as Holder or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a Director or officer of, or from his interest in, such other company.

Borrowing powers

99. Subject to Part III of the 1983 Act, the Directors may exercise all the powers of the Company to borrow or raise money, and to mortgage or charge its undertaking, property, assets and uncalled capital or any part thereof and to issue or enter into indentures, debentures, debenture stock, guarantees and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party, without any limitation as to amount.

Powers and duties of the Directors

100. Subject to the provisions of the Acts and these articles, the Board shall manage the business and affairs of the Company and may exercise all of the powers of the Company as are not required by the Acts or by these articles to be exercised by the Company in general meeting. No alteration of these articles shall invalidate any prior act of the Board which would have been valid if that alteration had not been made. The powers given by this article shall not be limited by any special power given to the Board by these articles and, except as otherwise expressly provided in these articles, a meeting of the Board at which a quorum is present shall be competent to exercise all of the powers, authorities and discretions vested in or exercisable by the Board.

101. The Directors may from time to time and at any time by power of attorney or otherwise (including by a duly passed resolution) appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney, attorneys, representative or agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or resolutions may contain such provisions for the protection of persons dealing with any such attorney, representative or agent as the Directors may think fit, and may also authorise any such attorney, representative or agent to delegate all or any of the powers, authorities and discretions vested in him.

102. The Company may exercise the powers conferred by section 41 of the Act with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

103. A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors in accordance with section 194 of the Act.

104.

104.1 A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Company and has complied with the Acts and these articles with regard to disclosure of his interest shall be entitled to vote in respect of any contract, transaction or arrangement in which he is so interested and if he shall do so his vote shall be counted, and he shall be taken into account in ascertaining whether a quorum is present, but the resolution with respect to the contract, transaction or arrangement will fail unless it is approved by a majority of the disinterested Directors voting on the resolution.

104.2 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

104.3 For the purposes of this article, an interest of a person who is the spouse or a minor child of a Director shall be treated as an interest of the Director.

104.4 The Company by Ordinary Resolution may suspend or relax the provisions of this article to any extent or ratify any transaction not duly authorised by reason of a contravention of this article.

105. A Director may hold and be remunerated in respect of any other office or place of profit under the Company or any other company in which the Company may be interested (other than the office of auditor of the Company or any subsidiary thereof) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine, and no Director or intending Director shall be disqualified by his office from contracting or being interested, directly or indirectly, in any contract or arrangement with the Company or any such other company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise nor shall any Director so contracting or being so interested be liable to account to the Company for any profits and advantages accruing to him from any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

106. So long as, where it is necessary, a Director declares the nature of his interest at the first opportunity at a meeting of the Board or by writing to the Directors, a Director shall not by

reason of his office be accountable to the Company for any benefit which he derives from any office or employment to which these articles allow him to be appointed or from any transaction or arrangement in which these articles allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

107. To the maximum extent permitted from time to time under the laws of Ireland, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its Directors, officers or members or the affiliates of the foregoing, except as may otherwise be provided in a written agreement to which any of such Directors, officers or members or their respective affiliates are bound. No amendment or repeal of this article shall apply to or have any effect on the liability or alleged liability of any such Director, officer or member or affiliate of the Company for or with respect to any opportunities of which such Director, officer or member or affiliate becomes aware prior to such amendment or repeal.

108. The Directors may exercise the voting powers conferred by shares of any other company held or owned by the Company in such manner in all respects as they think fit and in particular they may exercise their voting powers in favour of any resolution appointing the Directors or any of them as Directors or officers of such other company or providing for the payment of remuneration or pensions to the Directors or officers of such other company.

109. Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director, but nothing herein contained shall authorise a Director or his firm to act as auditor for the Company.

110. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by such person or persons and in such manner as the Directors shall from time to time by resolution determine.

111. The Directors shall cause minutes to be made in books provided for the purpose:

111.1 of all appointments of officers made by the Directors;

111.2 of the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

111.3 of all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of Directors.

112. The Directors, on behalf of the Company, may procure the establishment and maintenance of or participate in, or contribute to any non-contributory or contributory pension or superannuation fund, scheme or arrangement or life assurance scheme or arrangement for the benefit of, and pay, provide for or procure the grant of donations, gratuities, pensions, allowances, benefits or emoluments to any persons (including Directors or other officers) who are or shall have been at any time in the employment or service of the Company or of any company which is or was a subsidiary of the Company or of the predecessor in business of the Company or any such subsidiary or holding Company and the wives, widows, families, relatives or dependents of any such persons. The Directors may also procure the establishment and subsidy of or subscription to and support of any institutions, associations, clubs, funds or trusts calculated to be for the benefit of

any such persons as aforesaid or otherwise to advance the interests and wellbeing of the Company or of any such other Company as aforesaid, or its members, and payments for or towards the insurance of any such persons as aforesaid and subscriptions or guarantees of money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. Any Director shall be entitled to retain any benefit received by him under this article, subject only, where the Acts require, to disclosure to the members and the approval of the Company in general meeting.

Disqualification of Directors

113. The office of a Director shall be vacated ipso facto if the Director:

113.1 is restricted or disqualified to act as a Director under the provisions of Part VII of the 1990 Act; or

113.2 resigns his office by notice in writing to the Company or in writing offers to resign and the Directors resolve to accept such offer; or

113.3 is removed from office under article 120.

Appointment, retirement and removal of Directors

114. At each annual general meeting of the Company, all the Directors shall retire from office and be re-eligible for re-election.

115. Upon the resignation or termination of office of any Director, if a new Director shall be appointed to the Board he will be designated to fill the vacancy arising.

116.

116.1 No person shall be appointed a Director, unless nominated in accordance with the provisions of this article 116. Nominations of persons for appointment as Directors may be made:

(a) by the affirmative vote of two-thirds of the Board; or

(b) with respect to election at an annual general meeting, by any member who holds Ordinary Shares or other shares carrying the general right to vote at general meetings of the Company, who is a member at the time of the giving of the notice provided for in article 68 and at the time of the relevant annual general meeting, and who timely complies with the notice procedures set forth in articles 69 to 72; or

(c) with respect to election at an extraordinary general meeting requisitioned in accordance with section 132 of the Act, by a member or members who hold Ordinary Shares or other shares carrying the general right to vote at general meetings of the Company and who make such nomination in the written requisition of the extraordinary general meeting and in compliance with the other provisions of these articles and the Acts relating to nominations of Directors and the proper bringing of business before an extraordinary general meeting; or

(d) by Holders of any class or series of shares in the Company then in issue having special rights to nominate or appoint Directors in accordance with the terms of issue of such class or series, but only to the extent provided in such terms of issue,

(sub-clauses (b), (c) and (d) being the exclusive means for a member to make nominations of persons for election to the Board).

116.2 For nominations of persons for election as Directors at an extraordinary general meeting to be in proper written form, a member's notice must comply with the requirements outlined in articles 70 and 71.

116.3 The determination of whether a nomination of a candidate for election as a Director of the Company has been timely and properly brought before such meeting in accordance with this article 116 will be made by the Chairman. If the Chairman determines that any nomination has not been timely and properly brought before such meeting, he or she will so declare to the meeting and such defective nomination will be disregarded.

117. A retiring Director shall be eligible to be nominated for re-election at an annual general meeting.

118. If a Director stands for re-election, he shall be deemed to have been re-elected, unless at such meeting the Ordinary Resolution for the re-election of such Director has been defeated.

119. The Company may from time to time by Ordinary Resolution increase or reduce the maximum number of Directors.

120. The Company may, by Ordinary Resolution, of which extended notice has been given in accordance with section 142 of the Act, remove any Director before the expiration of his period of office notwithstanding anything in these articles or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company.

121. The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these articles as the maximum number of Directors.

122. The Company may by Ordinary Resolution elect another person in place of a Director removed from office under article 120; and without prejudice to the powers of the Directors under article 121 the Company in general meeting may elect any person to be a Director either to fill a vacancy or an additional Director, subject to the maximum number of Directors set out in article 93.

Officers

123.

123.1   The Board may elect a chairman of the Board and determine the period for which he is to hold office and may appoint any person (whether or not a Director) to fill the position of chief executive officer (who may be the same person as the chairman of the Board). The chairman of the Board shall vacate that office if he vacates his office as a Director (otherwise than by the expiration of his term of office at a general meeting of the Company at which he is re-appointed).

123.2   The Board may from time to time appoint one or more of its body to hold any office or position with the Company for such period and on such terms as the Board may determine and may revoke or terminate any such appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company that may be involved in such revocation or termination or otherwise. Any person so appointed shall receive such remuneration, if any (whether by way of salary, commission, participation in profits or otherwise), as the Board may determine.

123.3   In addition, the Board may appoint any person, whether or not he is a Director, to hold such executive or official position (except that of Auditor) as the Board may from time to time determine. The same person may hold more than one office or executive or official position.

123.4   Any person elected or appointed pursuant to this article 123 shall hold his office or other position for such period and on such terms as the Board may determine and the Board may revoke or vary any such election or appointment at any time by resolution of the Board. Any such revocation or variation shall be without prejudice to any claim for damages that such person may have against the Company or the Company may have against such person for any breach of any contract of service between him and the Company which may be involved in such revocation or variation. If any such office or other position becomes vacant for any reason, the vacancy may be filled by the Board.

123.5   Except as provided in the Acts or these articles, the powers and duties of any person elected or appointed to any office or executive or official position pursuant to this article 123 shall be such as are determined from time to time by the Board.

124.   The use or inclusion of the word "officer" (or similar words) in the title of any executive or other position shall not be deemed to imply that the person holding such executive or other position is an "officer" of the Company within the meaning of the Acts.

125.   The Secretary (including one or more deputy or assistant secretaries) shall be appointed by the Directors at such remuneration (if any) and upon such terms as it may think fit and any Secretary so appointed may be removed by the Directors.

125.1   It shall be the duty of the Secretary to make and keep records of the votes, doings and proceedings of all meetings of the members and Board of the Company, and of its committees, and to authenticate records of the Company.

125.2   A provision of the Acts or these articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

Proceedings of Directors

126.

126.1   The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they may think fit. The quorum necessary for the transaction of the business of the Directors shall be the greater of two Directors and not less than one-third of the total number of Directors. Questions arising at any meeting shall be decided by a majority of votes. Each director present and voting shall have one vote.

126.2   Any Director may participate in a meeting of the Directors by means of telephonic or other similar communication whereby all persons participating in the meeting can hear each other speak, and participation in a meeting in this manner shall be deemed to constitute presence in person at such meeting and any director may be situated in any part of the world for any such meeting.

126.3   A meeting of the Directors or any committee appointed by the Directors may be held by means of such telephone, electronic or other communication facilities (including, without limiting the foregoing, by telephone or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Such a meeting shall be deemed to take place where the largest group of those Directors participating in the meeting is physically assembled, together, or, if there is no such group, where the call is initiated.

127.   The Chairman or any two Directors may, and the Secretary shall on the requisition of the Chairman or any two Directors, at any time summon a meeting of the Directors.

128.   The Directors may act notwithstanding any vacancy in their number but, if and so long as their number is reduced below the number fixed by or pursuant to these articles as the necessary quorum of Directors, the Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company but for no other purpose.

129.   The Board may from time to time designate committees of the Board, with such powers and duties as the Board may decide to confer on such committees, and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. Adequate provision shall be made for notice to members of all meetings of committees; a majority of the members shall constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of such committees.

130.   A committee may elect a chairman of its meeting. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

131. All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

132. Notwithstanding anything in these articles or in the Acts which might be construed as providing to the contrary, notice of every meeting of the Directors shall be given to all Directors either by mail not less than 48 hours before the date of the meeting, by telephone, email, or any other electronic means on not less than 24 hours' notice, or on such shorter notice as person or persons calling such meeting may deem necessary or appropriate and which is reasonable in the circumstances. Any director may waive any notice required to be given under these articles, and the attendance of a director at a meeting shall be deemed to be a waiver by such Director.

133. Resolutions of the Directors or a committee of Directors may be passed without a meeting by way of a resolution or other document in writing (in electronic form or otherwise) signed (whether by electronic signature, advanced electronic signature or otherwise as approved by the Directors) by the majority of all Directors or, in the case of a committee of Directors, signed by all members of such committee; provided that no Director or member of such committee requests oral deliberations. Such written resolution of the Directors or, as the case may be, a committee of Directors, shall be as valid as if it had been passed at a meeting of Directors or, as the case may be, a committee of Directors duly convened and held and may consist of several documents in the like form each signed by one or more Directors, and such resolution or other document or documents when duly signed may be delivered or transmitted (unless the Directors shall otherwise determine either generally or in any specific case) by facsimile transmission, electronic mail or some other similar means of transmitting the contents of documents.

Rights plan

134. Subject to applicable law, the Board is hereby expressly authorised to adopt any shareholder rights plan or similar plan, agreement or arrangement pursuant to which, under circumstances provided therein, some or all members will have rights to acquire Shares or interests in Shares at a discounted price, upon such terms and conditions as the Board deems expedient and in the best interests of the Company.

The seal

135. The Company, in accordance with article 102, may have for use in any territory outside Ireland one or more additional Seals, each of which shall be a duplicate of the Seal with or without the addition on its face of the name of one or more territories, districts or places where it is to be used and a securities seal as provided for in the Companies (Amendment) Act 1977.

136. Any Authorised Person may affix the Seal of the Company over his signature alone to any document of the Company required to be authenticated or executed under Seal. Subject to the Acts, any instrument to which a Seal is affixed shall be signed by one or more Authorised Persons. As used in this article 136, "**Authorised Person**" means (i) any Director, the Secretary or any Assistant Secretary, and (ii) any other person authorised for such purpose by the Board from time to time (whether, in the case of this clause (ii), identified individually or collectively and whether identified by name, title, function or such other criteria as the Board may determine).

Dividends and reserves

137. The Company in general meeting may declare dividends, but no dividends shall exceed the amount recommended by the Directors.

138. The Directors may from time to time declare payment to the members of such interim dividends to the extent that the declaration of such dividends appears to the Directors to be justified by the profits of the Company.

139. No dividend or interim dividend shall be paid otherwise than in accordance with the provisions of Part IV of the 1983 Act.

140. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may at the like discretion either be employed in the business of the Company or be invested in such investments as the Directors may lawfully determine. The Directors may also, without placing the same to reserve, carry forward any profits which they may think it prudent not to divide.

141. Subject to any special rights or restrictions attaching to particular shares or to shares of a particular class (whether contained in these articles or provided for under the terms of issue), all shares in issue on the record date for a dividend shall rank equally for such dividend.

142. The Directors may deduct from any dividend payable to any member all sums of money (if any) immediately payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

143. Any general meeting declaring a dividend or bonus and any resolution of the Directors declaring an interim dividend may direct payment of such dividend, bonus or interim dividend wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures or debenture stocks of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed, in order to adjust the rights of all the parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

144. Any dividend or other moneys payable in respect of any share may be paid by cheque or warrant sent by post, at the risk of the person or persons entitled thereto, to the registered address of the Holder or, where there are joint Holders, to the registered address of that one of the joint Holders who is first named on the members Register or to such person and to such address as the Holder or joint Holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and payment of the cheque or warrant shall be a good discharge to the Company. Any joint Holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share. Any such dividend or other distribution may also be paid by any other method (including payment in a currency other than US$, electronic funds transfer, direct debit, bank transfer or by means of a relevant system) which the Directors consider appropriate and any member who elects for such method of payment shall be deemed to have accepted all of the risks inherent therein. The debiting of the Company's account in respect of the relevant amount shall be evidence of good discharge of the Company's obligations in respect of any payment made by any such methods.

145. No dividend or other monies payable by the Company on or in respect of any share shall bear interest against the Company, unless the terms of issue of that share expressly provide otherwise.

146. If the Directors so resolve, any dividend which has remained unclaimed for six years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The payment by the Directors of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

Accounts

147.

147.1 The Directors shall cause to be kept proper books of account, whether in the form of documents, electronic form or otherwise, that:

(a) correctly record and explain the transactions of the Company;

(b) will at any time enable the financial position of the Company to be determined with reasonable accuracy;

(c) will enable the Directors to ensure that any balance sheet, profit and loss account or income and expenditure account of the Company complies with the requirements of the Acts; and

(d) will enable the accounts of the Company to be readily and properly audited.

Books of account shall be kept on a continuous and consistent basis and entries therein shall be made in a timely manner and be consistent from year to year. Proper books of account shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

The Company may send by post, electronic mail or any other means of electronic communication a summary financial statement to its members or persons nominated by any member. The Company may meet, but shall be under no obligation to meet, any request from any of its members to be sent additional copies of its full report and accounts or summary financial statement or other communications with its members.

147.2 The books of account shall be kept at the Office or, subject to the provisions of the Acts, at such other place as the Directors think fit and shall be open at all reasonable times to the inspection of the Directors.

147.3 In accordance with the provisions of the Acts, the Directors shall cause to be prepared and to be laid before the annual general meeting of the Company from time to time such profit and loss accounts, balance sheets, group accounts and reports as are required by the Acts to be prepared and laid before such meeting.

147.4 A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the annual general meeting of the Company together with a copy of the Directors' report and Auditors' report shall be sent by post, electronic mail or any other means of communication (electronic or otherwise), not less than 21 Clear Days before the date of the annual general meeting, to every person entitled under the provisions of the Acts to receive them; provided that in the case of those documents sent by electronic mail or any other means of electronic communication, such documents shall be sent with the consent of the recipient, to the address of the recipient notified to the Company by the recipient for such purposes.

Capitalization of profits

148. The Directors may resolve to capitalize any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account which is not available for distribution by applying such sum in paying up in full unissued shares to be allotted as fully paid bonus shares to those members of the Company who would have been entitled to that sum if it were distributable and had been distributed by way of dividend (and in the same proportions). In pursuance of any such resolution under this article 148, the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalized thereby and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto with full power to the Directors to make such provisions as they shall think fit for the case of shares or debentures becoming distributable in fractions (and, in particular, without prejudice to the generality of the foregoing, either to disregard such fractions or to sell the shares or debentures represented by such fractions and distribute the net proceeds of such sale to and for the benefit of the Company or to and for the benefit of the members otherwise entitled to such fractions in due proportions) and to authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may become entitled on such capitalization or, as the case may require, for the payment up by the application thereto of their respective proportions of the profits resolved to be capitalized of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be binding on all such members.

Amendment of articles

149. Subject to the provisions of the Acts, the Company may by Special Resolution alter or add to its articles.

Audit

150. Auditors shall be appointed and their duties regulated in accordance with sections 160 to 163 of the Act or any statutory amendment thereof.

Record Dates

151. Save as provided in article 152 relating to meetings of the member s, in order that the Directors may determine the members entitled to receive payment of any dividend or other distribution or allotment of any rights or the members entitled to exercise any rights in respect of any change, conversion or exchange of shares, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted. If no record date is fixed, the record date for determining members for such purpose shall be at the close of business on the day on which the Directors adopt the resolution relating thereto.

152. The Board may fix a future time not exceeding 60 days preceding any meeting of members as a record date for the determination of the members entitled to attend and vote at any such meeting or any adjournments thereof, and, in such case, only members of record at the time so fixed shall be entitled to notice of and to vote at such meetings or any adjournment thereof. Subject to section 121 of the Act, the Board may close the Register against transfers of Shares during the whole or part of the period between the record date so fixed and the date of such meeting or the date to which such meeting is adjourned. If no record date is fixed, the record date for determining the members who are entitled to vote at a meeting of members shall be close of business on the date preceding the day on which notice is given.

Notices

153. Any notice to be given, served, sent or delivered pursuant to these articles shall be in writing (whether in electronic form or otherwise).

153.1 A notice or document to be given, served, sent or delivered in pursuance of these articles may be given to, served on or delivered to any member by the Company:

(a)   by handing same to him or his authorised agent;

(b)   by leaving the same at his registered address;

(c)   by sending the same by the post in a pre-paid cover addressed to him at his registered address;

(d)   by sending the same by courier in a pre-paid cover addressed to him at his registered address; or

(e)   by sending, with the consent of the member, the same by means of electronic mail or facsimile or other means of electronic communication approved by the Directors, with the consent of the member, to the address of the member notified to the Company by the member for such purpose (or if not so notified, then to the address of the member last known to the Company).

153.2 For the purposes of these articles and the Act, a document shall be deemed to have been sent to a member if a notice is given, served, sent or delivered to the member and such notice specifies the website or hotlink or other electronic link at or through which the member may obtain a copy of the relevant document.

153.3 Where a notice or document is given, served or delivered pursuant to article 153.1(b) of this article, the giving, service or delivery thereof shall be deemed to have been effected at the time the same was handed to the member or his authorised agent, or left at his registered address (as the case may be).

153.4 Where a notice or document is given, served or delivered pursuant to article 153.1(c) or 153.1(d) of this article, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of 24 hours after the cover containing it was posted. In proving service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

153.5 Where a notice or document is given, served or delivered pursuant to article 153.1(e) of this article, the giving, service or delivery thereof shall be deemed to have been effected immediately upon receipt of transmittal confirmation.

153.6 Every legal personal representative, committee, receiver, curator bonis or other legal curator, assignee in bankruptcy, examiner or liquidator of a member shall be bound by a notice given as aforesaid if sent to the last registered address of such member, or, in the event of notice given or delivered pursuant to article 153.1(e) of this article, if sent to the address notified by the Company by the member for such purpose notwithstanding that the Company may have notice of the death, lunacy, bankruptcy, liquidation or disability of such member.

153.7 Notwithstanding anything contained in this article the Company shall not be obliged to take account of or make any investigations as to the existence of any suspension or curtailment of postal services within or in relation to all or any part of any jurisdiction.

153.8 Any requirement in these articles for the consent of a member in regard to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, including the receipt of the Company's audited accounts and the directors' and auditor's reports thereon, shall be deemed to have been satisfied where the Company has written to the member informing him/her of its intention to use electronic communications for such purposes and the member has not, within four weeks of the issue of such notice, served an objection in writing on the Company to such proposal. Where a member has given, or is deemed to have given, his/her consent to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, he/she may revoke such consent at any time by requesting the Company to communicate with him/her in documented form; provided however that such revocation shall not take effect until five days after written notice of the revocation is received by the Company.

153.9 Without prejudice to the provisions of articles 153.1(a) and 153.1(b), if at any time by reason of the suspension or curtailment of postal services in any territory, the Company is unable effectively to convene a general meeting by notices sent through the post, or through other available means, a general meeting may be convened by a public announcement and such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the said public announcement is made. In any such case the Company shall put a full copy of the notice of the general meeting on its website.

154. A notice may be given by the Company to the joint Holders of a share by giving the notice to the joint Holder whose name stands first in the Register in respect of the share and notice so given shall be sufficient notice to all the joint Holders.

155.

155.1 Every person who becomes entitled to a share shall before his name is entered in the Register in respect of the share, be bound by any notice in respect of that share which has been duly given to a person from whom he derives his title.

155.2 A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by these articles for the giving of notice to a member, addressed to them at the address, if any, supplied by them for that purpose. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

156.   The signature (whether electronic signature, an advanced electronic signature or otherwise) to any notice to be given by the Company may be written (in electronic form or otherwise) or printed.

Winding up

157.   If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up (or credited as paid up) share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up (or credited as paid up) at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up (or credited as paid up) at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up (or credited as paid up) on the said shares held by them respectively; provided that this article shall not affect the rights of the Holders of shares issued upon special terms and conditions.

158.

158.1   In case of a sale by the liquidator under section 260 of the Act, the liquidator may by the contract of sale agree so as to bind all the members for the allotment to the members directly of the proceeds of sale in proportion to their respective interests in the Company and may further by the contract of sale set a time at the expiration of which obligations or shares not accepted or required to be sold shall be deemed to have been irrevocably refused and be at the disposal of the Company, but so that nothing herein contained shall be taken to diminish, prejudice or affect the rights of dissenting members conferred by the said section.

158.2   The power of sale of the liquidator shall include a power to sell wholly or partially for debentures, debenture stock, or other obligations of another company, either then already constituted or about to be constituted for the purpose of carrying out the sale.

159.   If the Company is wound up, the liquidator, with the sanction of a Special Resolution and any other sanction required by the Acts, may divide among the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not), and, for such purpose, may value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, he determines, but so that no member shall be compelled to accept any assets upon which there is a liability.

Limitation on liability

160.   To the maximum extent permitted by law, no Director or officer of the Company shall be personally liable to the Company or its members for monetary damages for his or her acts or omissions save where such acts or omissions involve negligence, default, breach of duty or breach of trust.

Indemnity

161.

161.1   Subject to the provisions of and so far as may be admitted by the Acts, every present or former Director and the Secretary or former Secretaries of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as a Director, or as the case may be Secretary of the Company, and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court.

161.2   The Directors shall have power to purchase and maintain for any Director, the Secretary or other employees of the Company or any person who is serving or has served at the request of the Company as a director or executive officer of another company, joint venture, trust or other enterprise, including any Company subsidiary, insurance against any such liability as referred to in section 200 of the Act or otherwise.

161.3   As far as is permissible under the Acts, the Company shall indemnify any current or former executive officer of the Company (excluding any present or former Directors of the Company or Secretary of the Company), or any person who is serving or has served at the request of the Company as a director or executive officer of another company, joint venture, trust or other enterprise, including any Company subsidiary (each individually, a "**Covered Person**"), against any expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which he or she was, is, or is threatened to be made a party, or is otherwise involved (a "**proceeding**"), by reason of the fact that he or she is or was a Covered Person; provided, however, that this provision shall not indemnify any Covered Person against any liability arising out of (a) any fraud or dishonesty in the performance of such Covered Person's duty to the Company, or (b) such Covered Party's conscious, intentional or wilful breach of the obligation to act honestly and in good faith with a view to the best interests of the Company. Notwithstanding the preceding sentence, this section shall not extend to any matter which would render it void pursuant to the Acts or to any person holding the office of auditor in relation to the Company.

161.4   In the case of any threatened, pending or completed action, suit or proceeding by or in the name of the Company, the Company shall indemnify each Covered Person against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defence or the settlement thereof, except no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for fraud or dishonesty in the performance of his or her duty to the Company, or for conscious, intentional or wilful breach of his or her obligation to act honestly and in good faith with a view to the best interests of the Company, unless and only to the extent that the High Court of Ireland or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such Covered Person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Notwithstanding the preceding sentence, this section shall not extend to any matter which would render it void pursuant to the Acts or to any person holding the office of auditor in relation to the Company.

161.5   Any indemnification under this article (unless ordered by a court) shall be made by the Company only as authorised in the specific case upon a determination that indemnification of the Covered Person is proper in the circumstances because such person has met the applicable standard of conduct set forth in this article.

Such determination shall be made by any person or persons having the authority to act on the matter on behalf of the Company. To the extent, however, that any Covered Person has been successful on the merits or otherwise in defence of any proceeding, or in defence of any claim, issue or matter therein, such Covered Person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without necessity of authorisation in the specific case.

161.6   As far as permissible under the Acts, expenses, including attorneys' fees, incurred in defending any proceeding for which indemnification is permitted pursuant to this article shall be paid by the Company in advance of the final disposition of such proceeding upon receipt by the Board of an undertaking by the particular indemnitee to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company pursuant to these articles.

161.7   It being the policy of the Company that indemnification of the persons specified in this article shall be made to the fullest extent permitted by law, the indemnification provided by this article shall not be deemed exclusive (i) of any other rights to which those seeking indemnification or advancement of expenses may be entitled under these articles, any agreement, any insurance purchased by the Company, vote of members or disinterested directors, or pursuant to the direction (however embodied) of any court of competent jurisdiction, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, or (ii) of the power of the Company to indemnify any person who is or was an employee or agent of the Company or of another company, joint venture, trust or other enterprise which he or she is serving or has served at the request of the Company, to the same extent and in the same situations and subject to the same determinations as are hereinabove set forth. As used in this article, references to the "Company" include all constituent companies in a consolidation or merger in which the Company or a predecessor to the Company by consolidation or merger was involved. The indemnification provided by this article shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of their heirs, executors, and administrators.

Untraced Holders

162.

162.1   The Company shall be entitled to sell at the best price reasonably obtainable any share of a member or any share to which a person is entitled by transmission if and provided that:

(a)   for a period of six years (not less than three dividends having been declared and paid), no cheque or warrant sent by the Company through the post in a prepaid letter addressed to the member or to the person entitled by transmission to the share at his address on the Register or other the last known address given by the member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the member or the person entitled by transmission;

(b)   at the expiration of the said period of six years the Company has given notice, by advertisement in a leading Dublin newspaper and a newspaper circulating in the area in which the address of the member or person entitled by transmission referred to in article 161(a) is located, of its intention to sell such share;

(c)   the Company has not during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the member or person entitled by transmission; and

(d)   if so required by the rules of any securities exchange upon which the shares in question are listed, notice has been given to that exchange of the Company's intention to make such sale.

162.2   To the extent necessary in order to comply with any laws or regulations to which the Company is subject in relation to escheatment, abandonment of property or other similar or analogous laws or regulations ("**Applicable Escheatment Laws**"), the Company may deal with any share of any member and any unclaimed cash payments relating to such share in any manner which it sees fit, including (but not limited to) transferring or selling such share and transferring to third parties any unclaimed cash payments relating to such share.

162.3   The Company may only exercise the powers granted to it in this article 162 in circumstances where it has complied with, or procured compliance with, the required procedures (as set out in Applicable Escheatment Laws) with respect to attempting to identify and locate the relevant member of the Company.

162.4   If during any six year period referred to in article 162.1, further shares have been issued in right of those held at the beginning of such period or of any previously issued during such period and all the other requirements of this article (other than the requirement that they be in issue for six years) have been satisfied in regard to the further shares, the Company may also sell the further shares.

162.5   To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of such share and such instrument of transfer shall be as effective as if it had been executed by the registered Holder of or person entitled by transmission to such share.

162.6   The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or person entitled by transmission for an amount equal to such proceeds and shall enter the name of such former member or person entitled by transmission in the books of the Company as a creditor for such amount (and, provided that the Company shall have complied with this article 162 and any applicable abandoned property, escheat or similar laws, the Company shall have no other liability to any person). No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Board may from time to time think fit.

Destruction of documents

163.   The Company may destroy:

163.1   any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, at any time after the expiry of two years from the date such mandate variation, cancellation or notification was recorded by the Company;

163.2   any instrument of transfer of shares which has been registered, at any time after the expiry of six years from the date of registration;

163.3   all share certificates which have been cancelled at any time after the expiration of one year from the date of cancellation thereof;

163.4   all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment thereof;

163.5   all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one year from the date of such use;

163.6   all instruments of proxy which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded; and

163.7   any other document on the basis of which any entry in the Register was made, at any time after the expiry of six years from the date an entry in the Register was first made in respect of it, and it shall be presumed conclusively in favour of the Company that every share certificate (if any) so destroyed was a valid certificate duly and properly sealed and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company provided always that:

(a)   the foregoing provisions of this article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(b)   nothing contained in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (a) are not fulfilled; and

(c)   references in this article to the destruction of any document include references to its disposal in any manner.

ANNEX C – 2010 OMNIBUS INCENTIVE PLAN, AS AMENDED AND RESTATED

WEATHERFORD INTERNATIONAL PLC
2010 OMNIBUS INCENTIVE PLAN

(AS AMENDED AND RESTATED ON JUNE 25, 2019)

ARTICLE I
Purpose and Duration

1.1 **Purpose of the Plan.** The Plan is intended to advance the best interests of the Company, its Affiliates and its shareholders by providing those persons who have substantial responsibility for the management and growth of the Company and its Affiliates with additional performance incentives and an opportunity to obtain or increase their proprietary interest in the Company, thereby encouraging them to continue in their Employment or affiliation with the Company or its Affiliates. The Plan permits the grant of Options, SARs, Restricted Shares, RSUs, Performance Share Awards, Performance Unit Awards, Cash-Based Awards and Other Share-Based Awards. The Plan became effective on the date the Plan was originally approved by the shareholders of the Company (the "*Effective Date*") and was amended and restated on June 17, 2014. The Plan was further amended on June 16, 2015 and June 15, 2017. On March 27, 2019, the Board approved an amendment and restatement of the Plan, which shall be presented for approval by the Company's shareholders on June 25, 2019.

1.2 **Duration of Plan.** The Plan shall continue indefinitely until it is terminated pursuant to Section 14.1. No ISOs may be granted under the Plan on or after the tenth anniversary of the Effective Date. The applicable provisions of the Plan will continue in effect with respect to an Award granted under the Plan for as long as such Award remains outstanding.

ARTICLE II
Definitions

The words and phrases defined in this Article shall have the meaning set out below throughout the Plan, unless the context in which any such word or phrase appears reasonably requires a broader, narrower or different meaning.

2.1 *"Act"* means the Companies Act 2014 of Ireland.

2.2 **"*Affiliate*"** means any Entity that, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, "*control*" (including, with correlative meanings, the terms "*controlled by*" and "*under common control with*"), as used with respect to any Entity, shall mean the possession, directly or indirectly, of the power (a) to vote more than fifty percent (50%) of the securities having ordinary voting power for the election of directors (or other governing body) of the controlled Entity, or (b) to direct or cause the direction of the management and policies of the controlled Entity, whether through the ownership of voting securities, by contract or otherwise.

2.3 *"Award"* means, individually or collectively, a grant under the Plan of Options, SARs, Restricted Shares, RSUs, Performance Share Awards, Performance Unit Awards, Other Share-Based Awards and Cash-Based Awards, in each case subject to the terms and provisions of the Plan and any applicable Award Agreement, the consideration for which may be services rendered to the Company and/or its Affiliates.

2.4 *"Award Agreement"* means the written or electronic agreement that sets forth the terms and conditions applicable to an Award granted under the Plan.

2.5 *"Beneficial Owner"* shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

2.6 *"Board"* means the board of directors of the Company.

2.7 *"Cash-Based Award"* means an Award granted pursuant to Article XI.

2.8 *"Change of Control"* means, unless otherwise set forth in an Award Agreement containing more restrictive language, the occurrence of any event set forth in any one of the following paragraphs:

(a) any Person is or becomes the Beneficial Owner, directly or indirectly, of twenty percent (20%) or more of either (i) the then outstanding Ordinary Shares of the Company (the "*Outstanding Company Ordinary Shares*") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "*Outstanding Company Voting Securities*"), excluding any Person who becomes such a Beneficial Owner in connection with a transaction that complies with clauses (i), (ii) and (iii) of paragraph (c) below;

(b) individuals, who, as of the Effective Date, constitute the Board (the "*Incumbent Board*") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least two-thirds (2/3) of the Incumbent Board shall be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or any other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(c) the consummation of an acquisition, reorganization, reincorporation, redomestication, merger, amalgamation, consolidation, plan or scheme of arrangement, exchange offer, business combination or similar transaction of the Company or any of its Subsidiaries or the sale, transfer or other disposition of all or substantially all of the Company's Assets (any of which, a "*Corporate Transaction*"), unless, following such Corporate Transaction or series of related Corporate Transactions, as the case may be, (i) all of the individuals and Entities who were the Beneficial Owners, respectively, of the Outstanding Company Ordinary Shares and Outstanding Company Voting Securities immediately prior to such Corporate Transaction own or beneficially own, directly or indirectly, more than sixty-six and two-thirds percent (66-2/3%) of, respectively, the Outstanding Company Ordinary Shares and the combined voting power of the Outstanding Company Voting Securities entitled to vote generally in the election of directors (or other governing body), as the case may be, of the Entity resulting from such Corporate Transaction (including, without limitation, an Entity (including any new parent Entity) which as a result of such transaction owns the Company or all or substantially all of the Company's Assets either directly or through one (1) or more Subsidiaries or Entities) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Company Ordinary Shares and the Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any Entity resulting from such Corporate Transaction or any employee benefit plan (or related trust) of the Company or such Entity resulting from such Corporate Transaction) beneficially owns, directly or indirectly, twenty percent (20%) or more of, respectively, the then outstanding shares of common stock of the Entity resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such Entity except to the extent that such ownership existed prior to the Corporate Transaction and (iii) at least a majority of the members of the board of directors (or other governing body) of the Entity resulting from such Corporate Transaction were members of the Incumbent Board at the time of the approval of such Corporate Transaction; or

(d)   approval or adoption by the Board or the shareholders of the Company of a plan or proposal which could result directly or indirectly in the liquidation, transfer, sale or other disposal of all or substantially all of the Company's Assets or the dissolution of the Company, excluding any transaction that complies with clauses (i), (ii) and (iii) of paragraph (c) above.

2.9   *"Code"* means the United States Internal Revenue Code of 1986, as amended from time to time.

2.10   *"Committee"* means the full Board or a committee of at least two persons who are members of the Board and are appointed by the Board or the Compensation Committee of the Board, or, to the extent it chooses to operate as the Committee, the Compensation Committee of the Board. Each member of the Committee in respect of his or her participation in any decision with respect to an Award intended to satisfy the requirements of Section 162(m) of the Code shall satisfy the requirements of "outside director" status within the meaning of Section 162(m) of the Code; provided, however, that the failure to satisfy such requirement shall not affect the validity of the action of any committee otherwise duly authorized and acting in the matter. As to Awards, grants or other transactions that are authorized by the Committee and that are intended to be exempt under Rule 16b-3 under the Exchange Act, the requirements of Rule 16b-3(d)(1) under the Exchange Act with respect to committee action shall also be intended to be satisfied. For all purposes under the Plan, the Chief Executive Officer of the Company shall be deemed to be the *"Committee"* with respect to Awards granted by him pursuant to and to the extent authorized under Section 4.1.

2.11   *"Company"* means Weatherford International plc, an Irish public limited company, or any successor thereto, or any successor or continuing Entity (by acquisition, reorganization, reincorporation, redomestication, merger, amalgamation, consolidation, plan or scheme of arrangement, exchange offer, business combination or similar transaction of the Company or the sale, transfer or other disposition of all or substantially all of the Company's Assets), including its successor issuer for purposes of Rule 414 under the Securities Act of 1933, as amended.

2.12   *"Company's Assets"* means the assets (of any kind) owned by the Company, including, without limitation, the securities of the Company's Subsidiaries and any of the assets owned by the Company's Subsidiaries.

2.13   *"Consultant"* means any consultant or advisor if (a) the consultant or advisor renders bona fide service to the Company or any Affiliate, (b) the services rendered by the consultant or advisor are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities, and (iii) the consultant or advisor is a natural person.

2.14   *"Covered Employee"* means an Employee who is, or could be, a "covered employee" within the meaning of Section 162(m) of the Code.

2.15   *"Director"* means a director of the Company who is not an Employee.

2.16   *"Disability"* means (a) as it relates to the exercise of an ISO after termination of Employment, a disability within the meaning of Section 22(e)(3) of the Code, and (b) for all other purposes, as determined by the Committee in its discretion exercised in good faith, a physical or mental condition of the Holder that would entitle him to payment of disability income payments under the Company's long-term disability insurance policy or plan for Employees as then in effect; or in the event that the Holder is not covered, for whatever reason, under the Company's long-term disability insurance policy or plan for Employees or in the event the Company does not maintain such a long-term disability insurance policy, "Disability" means a permanent and total disability as defined in section 22(e)(3) of the Code. A determination of Disability may be made by a physician selected or approved by the Committee and, in this respect, the Holder shall submit to an examination by such physician upon request by the Committee.

2.17   *"Dividend Equivalent"* means a payment equivalent in amount to dividends paid to the Company's shareholders in such form and on such terms as the Committee may determine.

2.18   *"Employee"* means a person employed by the Company or any Affiliate.

2.19   *"Employment"* shall be deemed to refer to (a) a Holder's employment if the Holder is an employee of the Company or any of its Affiliates, (b) a Holder's services as a Consultant, if the Holder is consultant to the Company or any of its Affiliates and (c) a Holder's services as a Director, if the Holder is a Director.

2.20   *"Entity"* means any company, corporation, partnership, association, joint-stock company, limited liability company, trust, unincorporated organization or any other entity or organization.

2.21   *"Exchange Act"* means the United States Securities Exchange Act of 1934, as amended from time to time.

2.22   *"Fair Market Value"* of the Shares as of any particular date means (a) if the Shares are traded on a stock exchange, the closing sale price of the Shares on that date as reported on the principal securities exchange on which the Shares are traded, or (b) if the Shares are traded in the over-the-counter market, the average between the high bid and low asked price on that date as reported in such over-the-counter market; provided that (i) if the Shares are not so traded, (ii) if no closing price or bid and asked prices for the Shares were so reported on that date or (iii) if, in the discretion of the Committee, another means of determining the fair market value of a Share at such date shall be necessary or advisable, the Committee may provide for another means for determining such fair market value.

2.23   *"Fiscal Year"* means the Company's fiscal year.

2.24   *"Holder"* means a person who has been granted an Award or any person who is entitled to receive Shares or cash under an Award.

2.25   *"ISO"* means an Option that is intended to be an "incentive stock option" that satisfies the requirements of section 422 of the Code.

2.26   *"NSO"* means an Option that is intended to be a "nonqualified stock option" that does not satisfy the requirements of section 422 of the Code.

2.27   *"Option"* means an option to purchase Shares granted pursuant to Article V.

2.28   *"Option Price"* shall have the meaning ascribed to that term in Section 5.4.

2.29   *"Ordinary Share" or "Ordinary Shares"* means an ordinary share or ordinary shares of the Company, nominal value $0.001 per ordinary share.

2.30   *"Other Share-Based Award"* means an equity-based or equity-related Award not otherwise described by the terms and provisions of the Plan that is granted pursuant to Article X.

2.31   *"Parent Corporation"* means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if, at the time of the action or transaction, each of the corporations other than the Company owns Ordinary Shares possessing fifty percent (50%) or more of the total combined voting power of the Ordinary Shares in one of the other corporations in the chain.

2.32   *"Performance Goals"* means the performance goal or goals described in Section 9.2 applicable to an Award.

2.33   *"Performance Share Award"* means an Award designated as a performance share award granted to a Holder pursuant to Article IX.

2.34   *"Performance Unit Award"* means an Award designated as a performance unit award granted to a Holder pursuant to Article IX.

2.35   *"Period of Restriction"* means the period during which Restricted Shares are subject to a substantial risk of forfeiture (or absolute right of the Company to repurchase or redeem them), whether based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, in its discretion.

2.36   *"Person"* shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (a) the Company or any of its Subsidiaries, (b) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, (c) an underwriter temporarily holding securities pursuant to an offering by the Company of such securities, or (d) an Entity owned, directly or indirectly, by the shareholders of the Company in the same proportions as their ownership of Ordinary Shares of the Company.

2.37   *"Plan"* means the Weatherford International plc 2010 Omnibus Incentive Plan, as amended from time to time.

2.38   *"Qualified Performance-Based Compensation"* means any compensation that is intended to be "qualified performance-based compensation" as described in Section 162(m) of the Code.

2.39   *"Restricted Shares"* means restricted Shares issued or granted under the Plan pursuant to Article VII.

2.40   *"Restricted Share Award"* means an authorization by the Committee to issue or transfer Restricted Shares to a Holder.

2.41   *"RSU"* means a restricted share unit credited to a Holder's ledger account maintained by the Company pursuant to Article VIII.

2.42   *"RSU Award"* means an Award granted pursuant to Article VIII.

2.43   *"SAR"* means a share appreciation right granted under the Plan pursuant to Article VI.

2.44   *"Section 409A"* means section 409A of the Code and Department of Treasury rules and regulations issued thereunder.

2.45   *"Securities Act"* means the United States Securities Act of 1933, as amended from time to time.

2.46   *"Share"* or *"Shares"* means a Ordinary Share or Ordinary Shares, or, in the event that the Ordinary Shares are later changed into or exchanged for a different class of shares or securities of the Company or another Entity, that other share or security. Shares may be represented by a certificate or by book or electronic entry.

2.47   *"Subsidiary"* or *"Subsidiaries"* or *"Subsidiary Corporation"* means any Entity or Entities which is a subsidiary, or are subsidiaries, of the Company within the meaning of Section 7 of the Act. For purposes of granting an ISO, Subsidiary means any "subsidiary corporation" of the Company as defined in Section 424(f) of the Code and any regulations promulgated thereunder. For purposes of granting NSOs, SARs or other "stock rights," within the meaning of Section 409A of the Code, to a U.S. Taxpayer, an entity may not be considered a Subsidiary if the Ordinary Shares will not be treated as "service recipient stock" of such entity under Section 409A of the Code. When the term "Subsidiary Corporation" is used, references to "corporation" or "corporations" shall be substituted for references to "Entity" and "Entities" each place such references appear in the preceding clause.

2.48   *"Substantial Risk of Forfeiture"* shall have the meaning ascribed to that term in section 409A of the Code and Department of Treasury guidance issued thereunder.

2.49   *"Tax-Related Items"* means (a) federal, state, and local taxes and taxes imposed by any jurisdiction (including but not limited to, income tax, social security or insurance contributions, payroll tax, fringe benefits tax, payment on account, employment tax obligations, stamp taxes, and any other taxes that may be due) required by law to be withheld and (b) any employer tax liability shifted to a Holder.

2.50   *"Ten Percent Shareholder"* means an individual who, at the time the Option is granted, owns more than ten percent (10%) of the total combined voting power of all classes of shares or series of shares of the Company or of any Parent Corporation or Subsidiary Corporation. An individual shall be considered as owning the shares owned, directly or indirectly, by or for his brothers and sisters (whether by the whole or half blood), spouse, ancestors and lineal descendants; and shares owned, directly or indirectly, by or for an Entity or estate, shall be considered as being owned proportionately by or for its shareholders, partners or beneficiaries.

2.51   *"Termination of Employment"* means, in the case of an Award other than an ISO, the termination of the Award recipient's Employment or service relationship with the Company and all Affiliates which, in the case of an Award subject to Section 409A, will be deemed to occur on the date of the Award recipient's "separation from service" within the meaning of Section 409A. "Termination of Employment" means, in the case of an ISO, the termination of the Holder's Employment relationship with all of the Company, any Parent Corporation, any Subsidiary Corporation and any corporation or parent or subsidiary corporation (within the meaning of section 422(a)(2) of the Code) of any such corporation that issues or assumes an ISO in a transaction to which section 424(a) of the Code applies. The Committee will have the sole direction to determine whether and for what reason a Holder has terminated Employment or service with the Company or any Affiliate and the effective date on which the Holder terminated Employment or services with the Company or any Affiliate (the "**Termination Date**"), subject to compliance with section 409A of the Code.

2.52   "**U.S. Taxpayer**" means a person who is, or may be, subject to taxation under the laws of the United States or a political subdivision thereof.

ARTICLE III
Eligibility and Participation

3.1   **Eligibility.** Except as otherwise specified in this Section 3.1, the persons who are eligible to receive Awards under the Plan are Employees, Directors and other individual service providers of the Company (including Consultants) or of any Affiliate. Awards other than Options, SARs, Performance Share Awards, or Performance Unit Awards may also be granted to a person who is expected to become an Employee within six months, to the extent permitted under applicable securities or exchange control laws or stock eligibility and regulations. In no event will an ISO be granted to any person other than an Employee.

3.2   **Participation.** Subject to the terms and provisions of the Plan, the Committee may, from time to time, select the persons to whom Awards shall be granted and shall determine the nature and amount of each Award. No person shall have any right to be granted an Award pursuant to the Plan.

ARTICLE IV
General Provisions Relating to Awards

4.1   **Authority to Grant Awards.** The Committee may grant Awards to those eligible persons as the Committee shall from time to time determine, under the terms and conditions of the Plan. Subject only to any applicable limitations set out in the Plan, the number of Shares or other value to be covered by any Award to be granted under the Plan shall be as determined by the Committee in its sole discretion. To the extent permitted by applicable Irish and United States law, the Committee may from time to time authorize the Chief Executive Officer or another senior officer of the Company to grant Awards to eligible persons who are not officers or Directors of the Company subject to the provisions of Section 16 of the Exchange Act and as inducements to hire prospective Employees who will not be officers or directors of the Company subject to the provisions of Section 16 of the Exchange Act, including other applicable law. For the avoidance of doubt, provided it meets the limitations in this Section 4.1, this delegation shall include the right to grant, amend, exchange, replace, buyout, redeem, surrender, forfeit or cancel Awards as necessary to accommodate changes in the laws or regulations, including in jurisdictions outside the United States and Ireland. Any delegation shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation, and the Committee may at any time rescind the authority so delegated or appoint a new delegate, and at all times, the delegate appointed under this Section 4.1 shall serve in such capacity at the pleasure of the Committee.

4.2   **Dedicated Shares; Maximum Awards.** The aggregate number of Shares with respect to which Awards may be granted under the Plan (including any substitute Awards granted pursuant to Article XII) is 96,144,000. The maximum number of Shares with respect to which Options or SARs may be granted to an Employee during a Fiscal Year is five million. Each of the foregoing numerical limits stated in this Section 4.2 shall be subject to adjustment in accordance with the provisions of Section 4.5. If Shares are not issued or are withheld from payment of an Award to satisfy Tax-Related Items with respect to the Award, such Shares will not be added back to the aggregate number of Shares with respect to which Awards may be granted under the Plan but will count against the aggregate number of Shares with respect to which Awards may be granted under the Plan. If Shares are tendered in payment of an Option Price of an Option or the purchase price for Restricted Shares, RSUs, Performance Share Awards, Performance Unit Awards, Other Share-Based Awards, such Shares will not be added back to the aggregate number of Shares with respect to which Awards may be granted under the Plan. To the extent that any outstanding Award is forfeited or cancelled for any reason without the payment of consideration, the Shares allocable to such portion of the Award may again be subject to an Award granted under the Plan. When a SAR is settled or could be settled in Shares, the number of Shares subject to the SAR under the SAR Award Agreement will be counted against the aggregate number of Shares with respect to which Awards may be granted under the Plan as one Share for every Share subject to the SAR, regardless of the number of Shares (if any) used to settle the SAR upon exercise. Notwithstanding any contrary provision in the Plan, the maximum number of Shares with respect to one or more Awards that may be granted to any one Holder during any calendar year shall be five million Shares per Fiscal Year and the maximum amount that may be paid in cash during any calendar year with respect to any Award (including, without limitation, any performance-based Award) shall be $25 million. In applying the foregoing limitations with respect to a Holder, if any Option or SAR is canceled, the canceled Option or SAR shall continue to count against the maximum number of Shares with respect to which Options and SARs may be granted to the Holder. For this purpose, the repricing of an Option or, in the case of a SAR, the reduction of the base amount on which the share appreciation is calculated in order to reflect a reduction in the Fair Market Value of the Ordinary Shares shall be treated as the cancellation of the existing Option or SAR and the grant of a new Option or SAR, as applicable.

4.3   **Non-Transferability.** Except as specified in the applicable Award Agreements or as otherwise determined by the Committee, an Award shall not be transferable by the Holder other than by will or under the laws of descent and distribution, and shall be exercisable, during the Holder's lifetime, only by him or her. Any attempted assignment of an Award in violation of this Section 4.3 shall be null and void. In the discretion of the Committee, any attempt to transfer an Award other than under the terms of the Plan and the applicable Award Agreement may terminate the Award. No ISO granted under the Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to an Employee under the Plan shall be exercisable during his or her lifetime only by the Employee, and after that time, by the Employee's heirs or estate.

4.4   **Requirements of Law.** The obligation of the Company to make payment of Awards in Shares or otherwise shall be subject to all applicable securities and exchange control laws, rules, and regulations of Ireland and the United States and jurisdictions outside of Ireland and United States, and to such approvals by government agencies, including government agencies in jurisdictions outside of Ireland and the United States, in each case as may be required or as the Company deems necessary or advisable. Without limiting the foregoing, the Company shall have no obligation to issue or deliver evidence of title for Shares subject to Awards granted hereunder prior to (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable, (b) completion of any registration or other qualification with respect to the Shares under any applicable securities and exchange control law in Ireland or the United States or in a jurisdiction outside of Ireland or the United States or ruling of any governmental body that the Company determines to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective, or (c) confirming, with advice of counsel, that the issuance or delivery is in compliance with all applicable securities and exchange control laws, regulations of governmental authorities and, if applicable, the requirements of any securities exchange on which the Shares are listed or traded. The Committee may require that a Holder make such reasonable covenants, agreements, and representations as the Committee, in its discretion, deems advisable to comply with applicable securities and exchange control laws, rules, and regulations of Ireland and the United States and jurisdictions outside of Ireland and United States. The Committee shall have the right to require any Holder to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee. The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

The Company shall be under no obligation to register Shares issued or paid pursuant to the Plan under the Securities Act. If the Shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption.

4.5 **Changes in the Company's Capital Structure; Change of Control.**

Notwithstanding any contrary provision in the Plan, the following provisions shall apply to all Awards granted under the Plan:

(a) **Generally**. In the event of any change in the Ordinary Share capital of the Company after the Effective Date by reason of any Share dividend or split, reverse split, recapitalization, reorganization, reincorporation, redomestication, merger, amalgamation, consolidation, plan or scheme of arrangement, exchange offer, business combination or similar transaction of the Company, or exchange of Shares or other corporate exchange, or any distribution to shareholders of Shares (including stock dividends) other than regular cash dividends, or any transaction similar to the foregoing, the Committee shall substitute or adjust proportionately, in its sole discretion, (i) the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 4.2), (ii) the number and kind of shares (or other securities or property) subject to outstanding Awards, (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto), (iv) the Option Price or purchase price per Share for any outstanding Awards under the Plan, (v) the maximum number of Shares for which Options or SARs may be granted during a Fiscal Year to any Holder, (vi) the maximum amount of Awards described under Article IX that may be granted or paid during a Fiscal Year, and/or (vii) any other affected terms of such Awards. Any adjustment affecting an Award intended as Qualified Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code. Any adjustment affecting an Award that is subject to Section 409A of the Code shall be made consistent with the requirements of Section 409A. An adjustment under this provision may have the effect of reducing the price at which Ordinary Shares may be acquired to less than their nominal value (the "*Shortfall*"), but only if and to the extent that the Committee shall be authorized to capitalize from the reserves of the Company a sum equal to the Shortfall and to apply that sum in paying up that amount on the Ordinary Shares.

(b) **Change of Control**. In the event of a Change of Control after the Effective Date, (i) if determined by the Committee in the applicable Award Agreement or otherwise (including in conjunction with such transaction), any outstanding Awards then held by Holders which are unexercisable or otherwise unvested or subject to lapse restrictions shall automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such Change of Control and (ii) the Committee may, but shall not be obligated to, (1) accelerate, vest or cause the restrictions to lapse with respect to all or any portion of an Award subject to compliance with Section 409A of the Code, (2) cancel such Awards for fair value (as determined in the sole discretion of the Committee) which, in the case of Options and SARs, may equal the excess, if any, of the value of the consideration to be paid in the Change of Control transaction to holders of the same number of Shares as the number of Shares subject to such Options or SARs (or, if no consideration is paid in any such transaction, the Fair Market Value of the Shares subject to such Options or SARs) over the aggregate exercise price of such Options or SARs, (3) provide for the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Committee in its sole discretion (including by receipt of awards for shares or stock of any Entity resulting from or otherwise relating to the Change of Control), or (4) provide that for a period of at least 15 days prior to the Change of Control, such Options shall be exercisable as to all shares subject thereto and that upon the occurrence of the Change of Control, such Options shall terminate and be of no further force and effect.

4.6 **Election Under Section 83(b) of the Code.** Any Holder who makes an election under section 83(b) of the Code with respect to any Award shall be required to promptly notify the Chief Financial Officer or General Counsel of the Company of such election.

4.7 **Forfeiture for Cause.** Notwithstanding any other provision of the Plan or an Award Agreement, if the Committee finds by a majority vote that a Holder, before or after his Termination of Employment, (a) committed fraud, embezzlement, theft, felony or an act of dishonesty in the course of his Employment by the Company or an Affiliate which conduct damaged the Company or an Affiliate or (b) disclosed trade secrets of the Company or an Affiliate, then as of the date the Committee makes its finding, any Awards awarded to the Holder that have not been exercised by the Holder (including all Awards that have not yet vested) will be forfeited to the Company (including by way of an absolute right of the Company to purchase, redeem or obligate the transfer of any issued Shares or rights to subscribe therefore for such consideration, if any, as the Committee may determine in its sole discretion). The findings and decision of the Committee with respect to such matter, including those regarding the acts of the Holder and the damage done to the Company, will be final for all purposes. No decision of the Committee, however, will affect the finality of the discharge of the individual by the Company or an Affiliate.

4.8 **Forfeiture Events.** The Committee may specify in an Award Agreement that the Holder's rights, payments, and benefits with respect to an Award shall be subject to reduction, redemption, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, Termination of Employment for cause, termination of the Holder's provision of services to the Company or its Affiliates, violation of material policies of the Company and its Affiliates, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Holder, or other conduct by the Holder that is detrimental to the business or reputation of the Company and its Affiliates.

4.9 **Award Agreements.** The Award Agreement shall be signed by an executive officer of the Company, other than the Holder, on behalf of the Company, and may be signed by the Holder to the extent required by the Committee. However, the date of grant of any Award for all purposes shall be the date such Award is approved by the Committee (or approved by the Chief Executive Officer for grants pursuant to the authorization permitted under Section 4.1) or such later date as is specified in the relevant approval, and not the date the Award Agreement is signed. The Award Agreement may specify the effect of a Change of Control on the Award. The Award Agreement may contain any other provisions that the Committee in its discretion shall deem advisable which are not inconsistent with the terms and provisions of the Plan, including but not limited to any country-specific terms and conditions of the Awards.

4.10 **Amendments of Award Agreements.** The terms of any outstanding Award under the Plan may be amended from time to time by the Committee, or an authorized delegate, in its discretion in any manner that it deems appropriate and that is consistent with the terms of the Plan. However, no such amendment shall adversely affect in a material manner any right of a Holder without his or her written consent. Except as specified in Section 4.5(a), the Committee may not directly or indirectly lower the exercise price of a previously granted Option or the grant price of a previously granted SAR.

4.11 **Rights as Shareholder.** A Holder shall not have any rights as a shareholder with respect to Shares covered by an Option, a SAR, an RSU, a Performance Share Unit, or an Other Share-Based Award until the date, if any, such Shares are issued by the Company; and, except as otherwise provided in Section 4.5, no adjustment for dividends, or otherwise, shall be made if the record date therefor is prior to the date of issuance of such Shares.

4.12 **Issuance of Shares.** Shares, when issued, may be represented by a certificate or by book or electronic entry.

4.13   **Restrictions on Shares Received.** Subject to applicable Irish, United States or other applicable laws, the Committee may impose such conditions and/or restrictions on any Shares issued pursuant to an Award as it may deem necessary or advisable for legal or administrative reasons. These restrictions may include, but shall not be limited to, a requirement that the Holder hold the Shares for a specified period of time.

4.14   **Compliance With Section 409A.** The Plan and all Awards made hereunder shall be interpreted, construed and operated to reflect the intent of the Company that all aspects of the Plan and the Awards shall be interpreted either to be exempt from the provisions of Section 409A of the Code or, to the extent subject to Section 409A of the Code, comply with Section 409A of the Code and any regulations and other guidance thereunder. This Plan or an Award may be amended at any time, without the consent of any party, to avoid the application of Section 409A of the Code in a particular circumstance or that is necessary or desirable to satisfy any of the requirements under Section 409A of the Code, but the Company shall not be under any obligation to make any such amendment. The exercisability of an Option shall not be extended to the extent that such extension would subject the Holder to additional taxes under Section 409A. Notwithstanding other provisions of the Plan or any Award Agreements thereunder, no Award shall be granted, deferred, accelerated, extended, paid out or modified under this Plan in a manner that would be expected to result in the imposition of an additional tax under Section 409A upon a Holder. In the event that it is reasonably determined by the Committee that, as a result of Section 409A, payments in respect of any Award under the Plan may not be made at the time contemplated by the terms of the Plan or the relevant Award Agreement, as the case may be, without causing the Holder of such Award to be subject to taxation under Section 409A, the Company will make such payment on the first day that would not result in the Holder incurring any tax liability under Section 409A. Anything contrary in this Plan notwithstanding, if an Award constitutes an item of deferred compensation under Section 409A of the Code and becomes payable by reason of a Holder's Termination of Employment, it shall not be paid to the Holder unless the Holder's Termination of Employment constitutes a "separation from service" (within the meaning of Section 409A of the Code and any regulations or other guidance thereunder). In addition, no such payment or distribution shall be made to the Holder prior to the earlier of (a) the expiration of the six month period measured from the date of the Holder's separation from service or (b) the date of the Holder's death, if the Holder is deemed at the time of such separation from service to be a "specified employee" (within the meaning of Section 409A of the Code and any regulations or other guidance thereunder) and to the extent such delayed commencement is otherwise required in order to avoid a prohibited distribution under Section 409A of the Code and any regulations or other guidance thereunder. Except as provided in an Award Agreement, all payments which had been delayed pursuant to the immediately preceding sentence shall be paid to the Holder in a lump sum upon expiration of such six month period (or, if earlier, upon the Holder's death).

ARTICLE V
Options

5.1   **Authority to Grant Options.** Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant Options under the Plan to eligible persons in such number and upon such terms as the Committee shall determine.

5.2   **Type of Options Available.** Options granted under the Plan may be NSOs or ISOs.

5.3   **Option Agreement.** Each Option grant under the Plan shall be evidenced by an Award Agreement that shall specify (a) whether the Option is intended to be an ISO or an NSO, (b) the Option Price, (c) the duration of the Option, (d) the number of Shares to which the Option pertains, (e) the exercise restrictions applicable to the Option and (f) such other provisions as the Committee shall determine that are not inconsistent with the terms and provisions of the Plan. Notwithstanding the designation of an Option as an ISO in the applicable Option Agreement, to the extent the limitations of Section 5.9 of the Plan are exceeded with respect to the Option, the portion of the Option in excess of the limitation shall be treated as a NSO.

5.4   **Option Price.** Except as otherwise specified in Section 4.5(a), the price at which Shares may be purchased under an Option (the "*Option Price*") shall not be less than the higher of one hundred percent (100%) of the Fair Market Value of the Shares on the date the Option is granted or the nominal value. However, in the case of a Ten Percent Shareholder, the Option Price for an ISO shall not be less than one hundred and ten percent (110%) of the Fair Market Value of the Shares on the date the ISO is granted. Subject to the limitations set forth in the preceding sentences of this Section 5.4, the Committee shall determine the Option Price for each grant of an Option under the Plan.

5.5   **Duration of Option.** An Option shall not be exercisable after the earlier of (a) the general term of the Option specified in the applicable Award Agreement (which shall not exceed ten years) or (b) the period of time specified in the applicable Award Agreement that follows the Holder's Termination of Employment or severance of affiliation relationship with the Company. Unless the applicable Award Agreement specifies a shorter term, in the case of an ISO granted to a Ten Percent Shareholder, the Option shall expire on the fifth anniversary of the date the Option is granted.

5.6   **Exercise of Option.**

(a)   **General Method of Exercise.** Subject to the terms and provisions of the Plan and the applicable Award Agreement, Options may be exercised in whole or in part from time to time by the delivery of written notice in the manner designated by the Committee stating (i) that the Holder wishes to exercise such Option on the date such notice is so delivered, (ii) the number of Shares with respect to which the Option is to be exercised and (iii) the address to which any certificate representing such Shares should be mailed. The Committee shall determine the methods by which the Option Price of an Option and applicable withholding of Tax-Related Items may be paid and the form of payment, as shall be set forth in the Award Agreement, including, without limitation: (1) cash, certified check, bank draft or postal or express money order for an amount equal to the Option Price under the Option, (2) an election to make a cashless exercise through a registered broker-dealer (if approved in advance by the Committee or an executive officer of the Company) or (3) any other form of payment (including net-settlement in Shares pursuant to which the number of Shares issuable upon exercise of the Option shall be reduced by the largest whole number of Shares having an aggregate Fair Market Value that does not exceed the aggregate Option Price (plus Tax-Related Items withholdings, if applicable) and any remaining balance of the aggregate Option Price (and/or applicable Tax-Related Items withholdings) not satisfied by such reduction in the number of whole Shares to be issued shall be paid by Holder in cash or other form of payment approved by the Committee.) which is acceptable to the Committee. Under no circumstances may net-settlement be used to pay the nominal value for any Shares. Notwithstanding any contrary provision of the Plan, no Holder who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the Option Price of an Option, or continue any extension of credit with respect to the Option Price of an Option with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

(b)   **Exercise Through Third-Party Broker.** The Committee may permit or require a Holder to pay the Option Price and any applicable Tax-Related Items resulting from such exercise by authorizing a third-party broker to sell all or a portion of the Shares acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the Option Price and any applicable Tax-Related Items resulting from such exercise.

5.7   **Notification of Disqualifying Disposition.** If any Holder shall make any disposition of Shares issued pursuant to the exercise of an ISO under the circumstances described in section 421(b) of the Code (relating to certain disqualifying dispositions), such Holder shall notify the Company of such disposition within ten days thereof.

5.8   No Rights as Shareholder. A Holder shall not have any rights as a shareholder with respect to Shares covered by an Option until the date such Shares are issued by the Company; and, except as otherwise provided in Section 4.5(a), no adjustment for dividends, or otherwise, shall be made if the record date therefor is prior to the date of issuance of such Shares.

5.9 $100,000 Limitation on ISOs. To the extent that the aggregate Fair Market Value of Shares with respect to which ISOs first become exercisable by a Holder in any calendar year exceeds $100,000, taking into account both Shares subject to ISOs under the Plan and Shares subject to ISOs under all other plans of the Company, such Options shall be treated as NSOs. For this purpose, the "***Fair Market Value***" of the Shares subject to Options shall be determined as of the date the Options were awarded. In reducing the number of Options treated as ISOs to meet the $100,000 limit, the most recently granted Options shall be reduced first. To the extent a reduction of simultaneously granted Options is necessary to meet the $100,000 limit, the Committee may, in the manner and to the extent permitted by law, designate which Shares are to be treated as shares acquired pursuant to the exercise of an ISO.

ARTICLE VI
Share Appreciation Rights

6.1   Authority to Grant SAR Awards. Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant SARs under the Plan to eligible persons in such number and upon such terms as the Committee shall determine. Subject to the terms and conditions of the Plan, the Committee shall have complete discretion in determining the number of SARs granted to each Holder and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs.

6.2   General Terms. Subject to the terms and conditions of the Plan, a SAR granted under the Plan shall confer on the recipient a right to receive, upon exercise thereof, an amount equal to the excess of (a) the Fair Market Value of one Share on the date of exercise over (b) the grant price of the SAR, which shall not be less than one hundred percent (100%) of the Fair Market Value of one Share on the date of grant of the SAR.

6.3   SAR Agreement. Each Award of SARs granted under the Plan shall be evidenced by an Award Agreement that shall specify (a) the grant price of the SAR, (b) the term of the SAR, (c) the vesting and termination provisions of the SAR and (d) such other provisions as the Committee shall determine that are not inconsistent with the terms and provisions of the Plan. The Committee may impose such additional conditions or restrictions on the exercise of any SAR as it may deem appropriate.

6.4   Term of SAR. The term of a SAR granted under the Plan shall be determined by the Committee, in its sole discretion; provided that no SAR shall be exercisable on or after the tenth anniversary date of its grant.

6.5   Exercise of SAR. A SAR may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes, provided, however, the exercise price per Share shall be no less than the higher of (a) one hundred percent (100%) of the Fair Market Value per Share and (b) the nominal value of the Shares or such higher price as required by Irish law on the date of grant of the SAR.

6.6   Payment of SAR Amount. Upon the exercise of a SAR, a Holder shall be entitled to receive payment from the Company in an amount determined by multiplying the excess of the Fair Market Value of a Share on the date of exercise over the grant price of the SAR by the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value, in some combination thereof or in any other manner approved by the Committee in its sole discretion. The Committee's determination regarding the form of SAR payout shall be set forth in the Award Agreement pertaining to the grant of the SAR.

6.7   Termination of Employment. Each Award Agreement shall set forth the extent to which the Holder of a SAR shall have the right to exercise the SAR following the Holder's Termination of Employment. Such provisions shall be determined in the sole discretion of the Committee, may be included in the Award Agreement entered into with the Holder, need not be uniform among all SARs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

ARTICLE VII
Restricted Share Awards

7.1   Restricted Share Awards. The Committee may make Awards of Restricted Shares to eligible persons selected by it. The amount of, the vesting and the transferability restrictions applicable to any Restricted Share Award shall be determined by the Committee in its sole discretion. If the Committee imposes vesting or transferability restrictions on a Holder's rights with respect to Restricted Shares, the Committee may issue such instructions to the Company's share transfer agent in connection therewith as it deems appropriate. The Committee may also cause any certificate for Shares issued pursuant to a Restricted Share Award to be imprinted with any legend which counsel for the Company considers advisable with respect to the restrictions or, should the Shares be represented by book or electronic entry rather than a certificate, the Company may take such steps to restrict transfer of the Shares as counsel for the Company considers necessary or advisable to comply with applicable law.

7.2   Restricted Share Award Agreement. Each Restricted Share Award shall be evidenced by an Award Agreement that contains any vesting, transferability restrictions and other provisions as the Committee may specify.

7.3   Purchase Price. At the time of the grant of Restricted Share Award, the Committee shall determine the price, if any, to be paid by the Holder for each Share subject to the Restricted Share Award. The price to be paid by the Holder for each Share subject to the Restricted Shares shall not be less than the nominal value of a Share (or such higher amount required by applicable Irish law). The purchase price of Shares acquired pursuant to Restricted Share Award shall be paid or redeemed by a non-Irish incorporated Subsidiary on behalf of the Holder designated by the Committee or by the Holder through one or more of the following methods (a) in cash or (b) in any other form of legal consideration that may be acceptable to the Committee in its sole discretion and in compliance with applicable Irish law.

7.4   Holder's Rights as Shareholder. Subject to the terms and conditions of the Plan, each recipient of a Restricted Share Award shall have all the rights of a shareholder with respect to any issued Restricted Shares included in the Restricted Share Award during the Period of Restriction established for the Restricted Share Award. Unless otherwise provided in an Award Agreement, dividends paid with respect to Restricted Shares in cash or property other than Shares or rights to acquire Shares or bonus issues shall be paid to the recipient of the Restricted Share Award currently. Dividends paid in Shares or rights to acquire Shares shall be added to and become a part of the Restricted Shares. During the Period of Restriction, certificates representing the Restricted Shares shall be registered in the Holder's name and bear a restrictive legend to the effect that ownership of such Restricted Shares, and the enjoyment of all rights appurtenant thereto, are subject to the restrictions, terms, and conditions provided in the Plan and the applicable Award Agreement. Such certificates shall be deposited by the recipient with the Secretary of the Company or such other officer of the

Company as may be designated by the Committee, together with all share transfer forms or other instruments of assignment, each endorsed in blank, which will permit transfer to or purchase or redemption by the Company of all or any portion of the Restricted Shares which shall be forfeited in accordance with the Plan and the applicable Award Agreement.

7.5   **Minimum Vesting Period.** Any Restricted Share Award granted under the Plan shall have a minimum vesting period (which may vest in ratable increments or other increments not greater than what would be available if made in ratable increments) of not less than three years, except that no minimum vesting period shall apply to any Restricted Share Award made in lieu of salary, cash bonuses or a Director's annual compensation. The Committee shall not exercise discretion to accelerate vesting of a Restricted Share Award, except in the case of a Holder's death, Disability, retirement, or as otherwise permitted under Section 4.5. The limitations described in this Section 7.5 shall not apply to a Restricted Share Award, or to the Committee's exercise of discretion to accelerate vesting of a Restricted Share Award, provided (a) the Award is granted by the Committee (consisting entirely of "independent directors" within the meaning of the New York Stock Exchange's listed company rules), and (b) (i) the Shares issuable pursuant to Awards that do not comply with the minimum vesting requirements described in the first sentence of this Section 7.5, or the minimum vesting requirements of Sections 8.9, 9.7 and 10.6, as applicable, and (ii) the Shares issued or issuable pursuant to Restricted Share Awards, RSU Awards, Performance Share Awards, Performance Unit Awards, and Other Share-Based Awards with respect to which accelerated vesting at the Board's discretion has actually occurred other than as a result of the Holder's death, Disability, retirement or as otherwise permitted under Section 4.5, collectively, do not exceed five percent (5%) of the Shares authorized for grant under the Plan.

ARTICLE VIII
Restricted Share Unit Awards

8.1   **Authority to Grant RSU Awards.** Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant RSU Awards under the Plan to eligible persons in such amounts and upon such terms as the Committee shall determine. The amount of, the vesting and the transferability restrictions applicable to any RSU Award shall be determined by the Committee in its sole discretion. The Committee shall maintain a bookkeeping ledger account that reflects the number of RSUs credited under the Plan for the benefit of a Holder.

8.2   **RSU Award.** An RSU Award shall be similar in nature to a Restricted Share Award except that no Shares are actually issued or transferred to the Holder until a later date specified in the applicable Award Agreement. Each RSU shall have a value equal to the Fair Market Value of a Share.

8.3   **RSU Award Agreement.** Each RSU Award shall be evidenced by an Award Agreement that contains any Substantial Risk of Forfeiture, transferability restrictions, form and time of payment provisions and other provisions not inconsistent with the Plan as the Committee may specify.

8.4   **Purchase Price**. At the time of the grant of each RSU Award, the Committee shall determine the price, if any, to be paid by the Holder for each Share subject to the RSU Award. The price to be paid by the Holder for each Share subject to the RSU Award shall not be less than the nominal value of a Share (or such higher amount required by applicable Irish law). The purchase price of Share acquired pursuant to the RSU Award shall be paid by a non-Irish incorporated Subsidiary on behalf of the Holder as designated by the Committee or by the Holder through one or more of the following methods (a) in cash or (b) in any other form of legal consideration that may be acceptable to the Committee in its sole discretion and in compliance with applicable Irish law.

8.5   **Dividend Equivalents.** An Award Agreement for an RSU Award may specify that the Holder shall be entitled to receive, currently or on a deferred basis, a Dividend Equivalent, cash, Shares or other property with respect to the number of Shares covered by the RSU Award, as determined by the Committee, in its sole discretion. The right of U.S. Taxpayers to receive Dividend Equivalents or other dividends or payments shall be treated as a separate Award and such Dividend Equivalents or other dividends or payments for such U.S. Taxpayers, if any, shall be credited to a notional account maintained by the Company or paid, as of the dividend payment dates during the period between the date of grant and the date the Award is exercised, vested, expired, credited or paid, as applicable and shall be subject to such limitations as may be determined by the Committee. If the Award is a performance-based Award, the Dividend Equivalents will be subject to the same performance conditions of the Award and the Holder shall not be entitled to such Dividend Equivalents unless the performance conditions of the Award have been met. The Committee may provide that such amounts and Dividend Equivalents (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested and may provide that such amounts and Dividend Equivalents are subject to the same vesting conditions as the underlying Award.

8.6   **Form of Payment Under RSU Award.** Payment under an RSU Award shall be made in either cash or Shares, or any combination thereof, as specified in the applicable Award Agreement.

8.7   **Time of Payment Under RSU Award.** A Holder's payment under an RSU Award shall be made at such time as is specified in the applicable Award Agreement. The Award Agreement shall specify that the payment will be made (a) by a date that is no later than the date that is two and one-half months after the end of the Fiscal Year in which the RSU Award payment is no longer subject to a Substantial Risk of Forfeiture or (b) at a time that is permissible under Section 409A.

8.8   **No Rights as Shareholder.** Each recipient of a RSU Award shall have no rights of a shareholder with respect to any Shares underlying such RSUs until such date as the underlying Shares are issued.

8.9   **Minimum Vesting Period.** Any RSU Award granted under the Plan shall have a minimum vesting period (which may vest in ratable increments or other increments not greater than what would be available if made in ratable increments) of not less than three years, except that no minimum vesting period shall apply to any Restricted Share Award made in lieu of salary, cash bonuses or a Director's annual compensation. The Committee shall not exercise discretion to accelerate vesting of an RSU Award, except in the case of a Holder's death, Disability, retirement, or as otherwise permitted under Section 4.5. The limitations described in this Section 8.9 shall not apply to an RSU Award, or to the Committee's exercise of discretion to accelerate vesting of an RSU Award, provided (a) the Award is granted by the Committee (consisting entirely of "independent directors" within the meaning of the New York Stock Exchange's listed company rules), and (b) (i) the Shares issuable pursuant to Awards that do not comply with the minimum vesting requirements described in the first sentence of this Section 8.9, or the minimum vesting requirements of Sections 7.5, 9.7 and 10.6, as applicable, and (ii) the Shares issued or issuable pursuant to Restricted Share Awards, RSU Awards, Performance Share Awards, Performance Unit Awards, and Other Share-Based Awards with respect to which accelerated vesting at the Board's discretion has actually occurred other than as a result of the Holder's death, Disability, retirement or as otherwise permitted under Section 4.5, collectively, do not exceed five percent (5%) of the Shares authorized for grant under the Plan.

ARTICLE IX
Performance Share Awards and Performance Unit Awards

9.1   **Authority to Grant Performance Share Awards and Performance Unit Awards.** Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant Performance Share Awards and Performance Unit Awards under the Plan to eligible persons in such amounts and upon such terms as the Committee shall determine. The amount of, the vesting and the transferability restrictions applicable to any Performance Share Award or Performance Unit Award shall be based upon the attainment of such Performance Goals as the Committee may determine. If the Committee imposes vesting or transferability restrictions on a Holder's rights with respect to Performance Share or Performance Unit Awards, the Committee may issue such instructions to the Company's share transfer agent in connection therewith as it deems appropriate. The Committee may also cause any certificate for Shares issued pursuant to a Performance Share or Performance Unit Award to be imprinted with any legend which counsel for the Company considers advisable with respect to the restrictions or, should the Shares be represented by book or electronic entry rather than a certificate, the Company may take such steps to restrict transfer of the Shares as counsel for the Company considers necessary or advisable to comply with applicable law.

9.2   **Section 162(m).** The Committee may, in its sole discretion, grant Performance Share Awards and Performance Unit Awards that are either intended to be Qualified Performance-Based Compensation or are not intended to so qualify. To the extent that a Performance Share Award or Performance Unit Award is intended to be Qualified Performance-Based Compensation, such Award and the corresponding Performance Goals shall meet the requirements set forth in clause (a) through (d) below. To the extent that a Performance Share Award or Performance Unit Award is not intended to be Qualified Performance-Based Compensation, such Award and the corresponding Performance Goals shall meet the requirements set forth in clauses (a) and (d) below, except that the Performance Goals may be based on other quantifiable business criteria and except as otherwise provided in an Award Agreement.

    (a)   **Performance Goals.** A Performance Goal must be objective such that a third party having knowledge of the relevant facts could, at the end of the measurement period, determine whether the goal has been met in fact. Such a Performance Goal may be based on one or more business criteria that apply to the Holder and may include business criteria for one or more business units of the Company, the Company, or the Company and one or more of its Affiliates. The Performance Goal will be established by the Committee in its sole discretion based on measurements using one or more of the following business criteria: revenue, cost of sales, direct costs, gross margin, selling and general expense, operating income, EBITDA (earnings before interest, taxes, depreciation and amortization), depreciation, amortization, interest expense, EBT (earnings before taxes), net income, net income from continuing operations, earnings per share, cash, accounts receivable, inventory, total current assets, fixed assets (gross or net), goodwill, intangibles, total long-term assets, accounts payable, total current liabilities, debt, net debt (debt less cash), long-term liabilities, shareholders equity, total shareholder return, operating working capital (accounts receivable plus inventory less accounts payable), working capital (total current assets less total current liabilities), operating cash flow, total cash flow, capital expenditures, share price, market share, shares outstanding, market capitalization, or number of employees. The Performance Goal established by the Committee may also be based on a return or rates of return using any of the foregoing criteria and including a return or rates of return based on revenue, earnings, capital, invested capital, cash, cash flow, assets, net assets, equity or a combination or ratio therefrom. The criteria selected by the Committee may be used to calculate a ratio or may be used as a cumulative or an absolute measure or as a measure of comparative performance relative to a peer group of companies, an index, budget, prior period, or combination thereof, or other standard selected by the Committee. Unless otherwise stated, such a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). The criteria selected by the Committee shall be calculated in accordance with (i) amounts reflected in the Company's financial statements or (ii) U.S. generally accepted accounting principles or (iii) any other methodology established by the Committee prior to the "Performance Goal Establishment Date" (as defined below). Performance Goals may be determined by including or excluding, in the Committee's discretion (as determined prior to the Performance Goal Establishment Date), items that are determined to be extraordinary, unusual in nature, infrequent in occurrence, related to the disposal or acquisition of a segment of a business, or related to a change in accounting principal, in each case, based on applicable accounting rules, or consistent with Company accounting policies and practices in effect on the date the Performance Goal is established. In interpreting Plan provisions applicable to Performance Goals and Performance Share or Performance Unit Awards that are intended to be Qualified Performance-Based Compensation, it is intended that the Plan will conform with the standards of Section 162(m) of the Code and Treasury Regulation Section 1.162-27(e)(2), and the Committee in establishing such goals and interpreting the Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of Performance Goals, the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Performance Share or Performance Unit Awards made pursuant to the Plan shall be determined by the Committee.

    (b)   **Time of Establishment of Performance Goals.** A Performance Goal for a particular Performance Share Award or Performance Unit Award must be established by the Committee prior to the earlier to occur of (i) 90 days after the commencement of the period of service to which the Performance Goal relates or (ii) the lapse of twenty-five percent (25%) of the period of service, and in any event while the outcome is substantially uncertain (such earlier date, the "***Performance Goal Establishment Date***").

    (c)   **Increases Prohibited.** None of the Committee or the Board may increase the amount of compensation payable under a Performance Share Award or Performance Unit Award.

    (d)   **Shareholder Approval.** No issuances of Shares or payments of cash will be made pursuant to this Article IX, with respect to Performance Share Awards or Performance Unit Awards that are intended to be Qualified Performance-Based Compensation, unless the shareholder approval requirements of Department of Treasury Regulation Section 1.162-27(e)(4) are satisfied.

9.3   **Award Agreement.** Each Performance Share Award or Performance Unit Award shall be evidenced by an Award Agreement that contains any vesting, transferability restrictions and other provisions not inconsistent with the Plan as the Committee may specify.

9.4   **Purchase Price.** At the time of the grant of the Performance Share Award or Performance Unit Award, the Committee shall determine the price, if any, to be paid by the Holder for each Share subject to the Performance Share Award or Performance Unit Award. The price to be paid by the Holder for each Share subject to the Performance Share Award or Performance Unit Award shall not be less than the nominal value of a Share (or such higher amount required by applicable Irish law). The purchase price of Shares acquired pursuant to the Performance Share Award or Performance Unit Award shall be paid or redeemed by a non-Irish incorporated Subsidiary on behalf of the Holder as designated by the Committee or by the Holder through one or more of the following methods (a) in cash or (b) in any other form of legal consideration that may be acceptable to the Committee in its sole discretion and in compliance with applicable Irish law.

9.5   **Form of Payment Under Performance Unit Award.** Payment under a Performance Unit Award shall be made in cash and/or Shares as specified in the Holder's Award Agreement.

9.6 **Time of Payment Under Performance Unit Award.** A Holder's payment under a Performance Unit Award shall be made at such time as is specified in the applicable Award Agreement. The Award Agreement shall specify that the payment will be made (a) by a date that is no later than the date that is two and one-half months after the end of the Fiscal Year in which the Performance Unit Award payment is no longer subject to a Substantial Risk of Forfeiture or (b) at a time that is permissible under Section 409A.

9.7 **Holder's Rights as Shareholder With Respect to Performance Awards.** Unless otherwise set forth in an Award Agreement, each Holder of a Performance Share Award shall have all the rights of a shareholder with respect to the Shares issued to the Holder pursuant to the Award during any period in which such issued Shares are subject to forfeiture (whether by purchase or redemption) and restrictions on transfer, including without limitation, the right to vote such Shares. Each Holder of a Performance Unit Award shall have no rights of a shareholder with respect to any Shares underlying such Performance Unit Award until such date as the underlying Shares are issued.

9.8 **Minimum Performance Period.** All Performance Share Awards and Performance Unit Awards granted under the Plan shall have a minimum performance period of not less than one year, except that no minimum performance period shall apply to any Performance Share Award or Performance Unit Award made in lieu of salary, cash bonuses or a Director's annual compensation. The Committee shall not exercise discretion to accelerate vesting of a Performance Share Award or a Performance Unit Award, except in the case of a Holder's death, Disability, or as otherwise permitted under Section 4.5, or with respect to Awards that are not intended to be Qualified Performance-Based Compensation, except in the case of a Holder's retirement. The limitations described in this Section 9.8 shall not apply to a Performance Share Award or to a Performance Unit Award, or to the Committee's exercise of discretion to accelerate vesting of a Performance Share Award or a Performance Unit Award, provided (a) the Award is granted by the Committee (consisting entirely of "independent directors" within the meaning of the New York Stock Exchange's listed company rules), and (b) (i) the Shares issuable pursuant to Awards that do not comply with the minimum vesting requirements described in the first sentence of this Section 9.8, or the minimum vesting requirements of Sections 7.5, 8.9 and 10.6, as applicable, and (ii) the Shares issued or issuable pursuant to Restricted Share Awards, RSU Awards, Performance Share Awards, Performance Unit Awards, and Other Share-Based Awards with respect to which accelerated vesting at the Board's discretion has actually occurred other than as a result of the Holder's death, Disability, retirement or as otherwise permitted under Section 4.5, collectively, do not exceed five percent (5%) of the Shares authorized for grant under the Plan.

ARTICLE X
Other Share-Based Awards

10.1 **Authority to Grant Other Share-Based Awards.** The Committee may grant to eligible persons other types of equity-based or equity-related Awards not otherwise described by the terms and provisions of the Plan (including, subject to applicable law, the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, as the Committee shall determine. Such Awards may involve the issue or transfer of Shares to Holders, or payment in cash or otherwise of amounts based on the value of Shares and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

10.2 **Value of Other Share-Based Award.** Each Other Share-Based Award shall be expressed in terms of Shares or units based on Shares, as determined by the Committee.

10.3 **Purchase Price**. At the time of the Share-Based Award, the Committee shall determine the price, if any, to be paid by the Holder for each Share subject to the Share-Based Award. The price to be paid by the Holder for each Share subject to the Share-Based Award shall not be less than the nominal value of a Share (or such higher amount required by applicable Irish law). The purchase price of Shares acquired pursuant to the Share-Based Award shall be paid by a non-Irish incorporated Subsidiary on behalf of the Holder as designated by the Committee or by the Holder through one or more of the following methods (a) in cash or (b) in any other form of legal consideration that may be acceptable to the Committee in its sole discretion and in compliance with applicable Irish law.

10.4 **Payment of Other Share-Based Award.** Payment, if any, with respect to an Other Share-Based Award shall be made in accordance with the terms of the Award, in cash or Shares or any combination thereof as the Committee determines.

10.5 **Termination of Employment.** Subject to Section 10.6, the Committee shall determine the extent to which a Holder's rights with respect to Other Share-Based Awards shall be affected by the Holder's Termination of Employment. Such provisions shall be determined in the sole discretion of the Committee and need not be uniform among all Other Share-Based Awards issued pursuant to the Plan.

10.6 **Minimum Vesting Period.** Other Share-Based Awards granted under the Plan shall have a minimum vesting period (which may vest in ratable increments or other increments not greater than what would be available if made in ratable increments) of not less than three years, except that no minimum vesting period shall apply to any Other Share-Based Award made in lieu of salary, cash bonuses or a Director's annual compensation. The Committee shall not exercise discretion to accelerate vesting of an Other Share-Based Award, except in the case of a Holder's death, Disability, retirement or as otherwise permitted under Section 4.5. The limitations described in this Section 10.6 shall not apply to an Other Share-Based Award, or to the Committee's exercise of discretion to accelerate vesting of an Other Share-Based Award, provided (a) the Award is granted by the Committee (consisting entirely of "independent directors" within the meaning of the New York Stock Exchange's listed company rules), and (b) (i) the Shares issuable pursuant to Awards that do not comply with the minimum vesting requirements described in the first sentence of this Section 10.6, or the minimum vesting requirements of Sections 7.5, 8.9 and 9.7, as applicable, and (ii) the Shares issued or issuable pursuant to Restricted Share Awards, RSU Awards, Performance Share Awards, Performance Unit Awards, and Other Share-Based Awards with respect to which accelerated vesting at the Board's discretion has actually occurred other than as a result of the Holder's death, Disability, retirement or as otherwise permitted under Section 4.5, collectively, do not exceed five percent (5%) of the Shares authorized for grant under the Plan.

ARTICLE XI
Cash-Based Awards

11.1 **Authority to Grant Cash-Based Awards.** Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant Awards of cash under the Plan to eligible persons in such amounts and upon such terms as the Committee shall determine. To the extent that a Cash-Based Award is intended to be Qualified Performance-Based Compensation, it shall meet the requirements generally applicable to Performance Share Awards and Performance Unit Awards that are intended to so qualify, as set forth in Section 9.2, including the limit on the maximum amount payable during a Fiscal Year to any Holder in respect of a Performance Unit Award that is not denominated in Shares, which limit shall apply to the Holder's aggregate Cash-Based Awards and Performance Unit Awards that are not denominated in Shares.

11.2 **Value of Cash-Based Award.** Each Cash-Based Award shall specify a payment amount or payment range (including manner of calculation or determination) as determined by the Committee.

11.3 **Payment of Cash-Based Award.** Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award, in cash.

11.4 **Termination of Employment.** The Committee shall determine the extent to which a Holder's rights with respect to Cash-Based Awards shall be affected by the Holder's Termination of Employment. Such provisions shall be determined in the sole discretion of the Committee and need not be uniform among all Cash-Based Awards issued pursuant to the Plan.

ARTICLE XII
Substitution Awards

Awards may be granted under the Plan from time to time in substitution for share options and other awards held by employees or other service providers of other Entities who are about to become Employees or other service providers of the Company or its Affiliates, or whose employer is about to become an Affiliate as the result of an acquisition, merger, amalgamation, consolidation, plan or scheme of arrangement, exchange offer, business combination or similar transaction of the Company or any of its Subsidiaries with another Entity, or the acquisition by the Company or a Subsidiary of substantially all the assets of another Entity, or the acquisition by the Company or a Subsidiary of at least fifty percent (50%) of the issued and outstanding stock, shares or securities of another Entity as the result of which such other Entity will become an Affiliate of the Company. The terms and conditions of the substitute Awards so granted may vary from the terms and conditions set forth in the Plan to such extent as the Committee at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the Award in substitution for which they are granted.

ARTICLE XIII
Administration

13.1 **Awards.** The Plan shall be administered by the Committee. The members of the Committee shall serve at the discretion of the Board. The Committee shall have full power and authority to administer the Plan and to take all actions that the Plan contemplates or are necessary, appropriate in connection with the administration of the Plan and with respect to Awards granted under the Plan. The Board, or a duly authorized committee thereof, shall administer the Plan with respect to the grant of Awards to Directors.

13.2 **Authority of the Committee.** The Committee may adopt its own rules of procedure. A majority of the members of the Committee shall constitute a quorum for the transaction of business, and the vote of a majority of those members present at any meeting or taken without a meeting shall decide any question brought before that meeting. Any decision or determination reduced to writing and signed by a majority of the members shall be as effective as if it had been made by a majority vote at a meeting properly called and held. All questions of interpretation and application of the Plan, or as to Awards granted under the Plan, shall be subject to the determination, which shall be final and binding, of a majority of the whole Committee. No member of the Committee shall be liable for any act or omission of any other member of the Committee or for any act or omission on his own part, including but not limited to the exercise of any power or discretion given to him under the Plan, except those resulting from his own gross negligence or willful misconduct. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a) Designate Holders to receive Awards;

(b) Determine the type or types of Awards to be granted to each Holder;

(c) Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the Option Price, or purchase price, any restrictions or limitations on the Award or the Shares underlying the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition, and forfeiture or recapture ("clawback") of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines; provided, however, that the Committee shall not have the authority to accelerate the vesting or waive the forfeiture of any Performance-Based Awards intended to qualify as Qualified Performance Based-Compensation or if any such acceleration would result in a violation of Section 409A of the Code;

(e) Subject to Article XIV of this Plan, determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the Option Price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be amended, canceled, forfeited, substituted, exchanged, replaced, bought out or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Holder;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, interpret, or revise any rules and regulations including adopting sub-plans to the Plan and Award Agreements for the purposes of complying with securities, exchange control or tax laws outside of the United States or Ireland, and/or for the purposes of taking advantage of tax favorable treatment for Awards granted to Holders as it may deem necessary or advisable to administer the Plan, including the adoption of separate share schemes under the umbrella of the Plan in order to qualify for special tax or other treatment anywhere in the world; provided such rules, regulations or sub-plans, including the interpretation thereof are consistent with the terms and conditions of the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan, any sub-plan or Award Agreement;

(j) Correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award to a Holder in the manner and to the extent the Committee deems necessary or desirable to further the Plan's objectives;

(k)   As permitted by law and stock exchange rules and the terms and provisions of the Plan, the Committee may delegate its authority as identified in this Section 13.2; and

(l)   Make all other decisions and determinations that may be required pursuant to the Plan, or any sub-plan or Award Agreement as the Committee deems necessary or advisable to administer the Plan, any sub-plan or Award Agreement.

13.3   **Decisions Binding.** All determinations and decisions made by the Committee or the Board, as the case may be, pursuant to the provisions of the Plan and all related orders and resolutions of the Committee or the Board, as the case may be, shall be final, conclusive and binding on all persons, including the Company, the Holders and the estates and beneficiaries of Holders.

13.4   **No Liability to Holders.** The Committee may employ attorneys, consultants, accountants, appraisers, brokers or other persons and the Committee, the Company, and the officers and Directors of the Company shall be entitled to rely upon the advice, opinions or valuations of any such persons. No member of the Committee shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan, any sub-plan or the Awards, and all members of the Committee or any delegate of the Committee appointed under Section 2.10 shall be fully protected by the Company with respect to any such action, determination or interpretation, and subject to applicable Irish law. Notwithstanding anything to the contrary contained in the Plan, any sub-plan or any Award Agreement, subject to applicable Irish law, neither the Company, any Affiliate or any of their respective Employees, Directors, officers, agents or representatives nor any member of the Committee shall have liability to a Holder or otherwise, including, without limitation, with respect to the failure of the Plan, any sub-plan, any Award or Award Agreement to comply with Section 409A of the Code.

ARTICLE XIV
Amendment or Termination of Plan

14.1   **Amendment, Modification, Suspension, and Termination.** Subject to Section 14.2, the Board may, at any time and from time to time, alter, amend, restate, modify, suspend, or terminate the Plan in whole or in part; provided, however, that, without the prior approval of the Company's shareholders and except as provided in Section 4.5, the Board shall not directly or indirectly lower the Option Price of a previously granted Option or the grant price of a previously granted SAR or cancel any outstanding Option or outstanding SAR in exchange for a replacement Option or SAR having a lower exercise price, any other Award or cash; and no amendment or modification of the Plan shall be made without shareholder approval if shareholder approval is required by applicable law or stock exchange rules.

14.2   **Awards Previously Granted.** Notwithstanding any contrary provision of the Plan, no alteration, amendment, restatement, modification, suspension or termination of the Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Holder holding such Award. For the avoidance of doubt, no amendment or restatement of the Plan shall affect the terms and conditions of any Award, to the extent that it would result in a material modification of such Award within the meaning of P.L. 115-97, Section 13601(e)(2), and any guidance issued thereunder.

ARTICLE XV
Miscellaneous

15.1   **Unfunded Plan/No Establishment of a Trust Fund.** Holders shall have no right, title, or interest whatsoever in or to any investments that the Company or any of its Affiliates may make to aid in meeting obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Holder, beneficiary, legal representative, or any other person. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts, except as expressly set forth in the Plan. No property shall be set aside nor shall a trust fund of any kind be established to secure the rights of any Holder under the Plan. The Plan is not intended to be subject to the United States Employee Retirement Income Security Act of 1974, as amended.

15.2   **No Employment Obligation.** The granting of any Award shall not constitute an employment or service contract, express or implied, alter any "at will" employment relationship, nor impose upon the Company or any Affiliate any obligation to employ or continue to employ, or utilize the services of, any Holder. The right of the Company or any Affiliate to terminate the Employment of any person shall not be diminished or affected by reason of the fact that an Award has been granted to him, and nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or its Affiliates to terminate any Holder's Employment at any time or for any reason not prohibited by law.

15.3   **Transfers and Leaves of Absence.** For purposes of the Plan, unless the Committee determines otherwise: (a) a transfer of a Holder's employment without an intervening period of separation among the Company or any Affiliate shall not be deemed a Termination of Employment, subject to Section 409A of the Code in the case of an Award subject to Section 409A of the Code that is granted to a U.S. Taxpayer and (b) a Holder who is granted in writing a leave of absence shall be deemed to have remained in the employ of any member of the Company or any Affiliate during such leave of absence, provided that such leave is for a period of not more than ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to Employees in writing. In the case of any Employee on an approved leave of absence, the Committee may make such provisions respecting suspension of vesting of the Award while on leave from the employ of the Company or any Affiliate as it may deem appropriate, except that in no event may an Option be exercised after the expiration of the term set forth in the applicable Award Agreement. For purposes of ISOs, no leave of absence may exceed three months, unless reemployment upon expiration of such leave is guaranteed by statute or has been agreed to by contract or in a written policy of the Company which provides for a right of reemployment following the leave of absence.

15.4   **Tax Withholding.** The Company or any Affiliate shall have the authority and right to deduct or withhold or require a Holder to remit to the Company or any Affiliate, an amount sufficient to satisfy Tax-Related Items with respect to any taxable event concerning a Holder arising as a result of the Plan or to take such other action as may be necessary in the opinion of the Company or any Affiliate, as appropriate, to satisfy withholding obligations for the payment of Tax-Related Items, including but not limited to (a) withholding from the Holder's wages or other cash compensation; (b) withholding from the proceeds for the sale of Shares underlying the Award either through a voluntary sale or a mandatory sale arranged by the Company on the Holder's behalf; or (c) in the Committee's sole discretion and in satisfaction of the foregoing requirement withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld. The number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award or which may be repurchased from the Holder of such Award or redeemed in order to satisfy the Holder's Tax-Related Items liabilities with respect to the issuance, vesting, exercise or payment of the Award may be limited to the number of Shares which have a Fair Market Value on the date of withholding, repurchase or redemption equal to the aggregate amount of such liabilities (but not in excess of the maximum amount permitted for tax withholding). No Shares shall be delivered hereunder to any Holder or other person until the Holder or such other person has made arrangements acceptable to the Company for the satisfaction of the Tax-Related Items withholdings obligations with respect to any taxable event concerning the Holder or such other person arising as a result of the Plan.

15.5   **Gender and Number.** If the context requires, words of one gender when used in the Plan shall include the other and words used in the singular or plural shall include the other.

15.6   **Severability.** In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

15.7   **Headings.** Headings of Articles and Sections are included for convenience of reference only and do not constitute part of the Plan and shall not be used in construing the terms and provisions of the Plan.

15.8   **Other Compensation Plans.** The adoption of the Plan shall not affect any outstanding options, restricted shares or restricted share units, nor shall the Plan preclude the Company from establishing any other forms of incentive compensation arrangements for Employees or Directors.

15.9   **Other Awards.** The grant of an Award shall not confer upon the Holder the right to receive any future or other Awards under the Plan, whether or not Awards may be granted to similarly situated Holders, or the right to receive future Awards upon the same terms or conditions as previously granted.

15.10   **Successors.** All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company or continuing company, whether the existence of such successor is the result of a direct or indirect acquisition, reorganization, reincorporation, redomestication, merger, amalgamation, consolidation, plan or scheme of arrangement, exchange offer, business combination or similar transaction of the Company or the sale, transfer or other disposition of all or substantially all of the Company's Assets.

15.11   **Law Limitations/Governmental Approvals.** The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or securities exchanges as may be required.

15.12   **Fractional Shares.** No fractional Shares shall be issued or acquired pursuant to the Plan or any Award. If the application of any provision of the Plan or any Award Agreement would yield a fractional Share, such fractional Share shall be rounded down to the next whole Share.

15.13   **Investment Representations.** The Committee may require any person receiving Awards or Shares pursuant to an Award under the Plan to represent and warrant in writing that the person is acquiring the Shares for investment and without any present intention to sell or distribute such Shares or such other representatives or warranties as the Committee deems appropriate to ensure compliance with applicable securities laws.

15.14   **Persons Residing Outside of Ireland or the United States.** Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company or any of its Affiliates operates or has Employees, the Committee, in its sole discretion, shall have the power and authority to determine which Affiliates shall be covered by the Plan; determine which persons employed outside the United States are eligible to participate in the Plan; amend or vary the terms and provisions of the Plan and the terms and conditions of any Award granted to persons who reside or provide service outside Ireland or the United States; establish sub-plans and modify exercise procedures and other terms and procedures to the extent such actions may be necessary or advisable for legal or administrative reasons — any subplans and modifications to Plan terms and procedures established under this Section 15.14 by the Committee shall be attached to the Plan document as Appendices; and take any action, before or after an Award is made, that it deems advisable to obtain or comply with any necessary local government regulatory exemptions or approvals. Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law or governing statute.

15.15   **Governing Law.** The validity, construction and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with applicable United States federal law and the laws of the State of Texas, without regard to any conflict of laws principles, except to the extent that the laws of Ireland mandatorily apply.

15.16   **Purchase Rights.** Any right of the Company to purchase or repurchase a Share shall include a right to redeem the Share also.

ANNEX D – SECOND AMENDMENT TO EMPLOYEE STOCK PURCHASE PLAN

RECITALS

A. Weatherford International plc, an Irish public limited company (the "Company"), previously adopted the Weatherford International plc Employee Stock Purchase Plan, amended on January 15, 2019 (the "Plan");

B. Section 20 of the Plan provides that the Board of Directors of the Company (the "Board") may amend the Plan, provided that no amendment of the Plan shall be made without shareholder approval if shareholder approval is required by applicable law, stock exchange rules or to comply with Section 423 of the U.S. Internal Revenue Code of 1986, as amended;

C. The Board, upon the recommendation of the Compensation Committee of the Board and subject to the approval of the Company's shareholders, has determined that it is advisable to amend the Plan to increase the number of shares available for purchase under the Plan and to adjust the limit on the number of shares which can be purchased during an Offering Period.

NOW, THEREFORE, effective on the date on which this amendment is approved by the shareholders of the Company, the Plan is hereby amended as follows:

1. By deleting the first sentence of Section 14(a) of the Plan and inserting the following language in lieu thereof:

  Subject to adjustment pursuant to Section 15, the aggregate number of Shares authorized for sale under the Plan is sixty-two million (62,000,000) Shares.

2. By deleting the first sentence of Section 7 of the Plan and inserting the following language in lieu thereof:

  On the Offering Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted a purchase right to purchase on each Purchase Date during such Offering Period (at the applicable Purchase Price) up to a number of Shares determined by dividing such Eligible Employee's payroll deductions or contributions accumulated prior to such Purchase Date by the applicable Purchase Price; provided, however, that in no event shall an Eligible Employee be permitted to purchase during each Offering Period more than 100,000 Shares subject to adjustment pursuant to Section 15, and provided further that such purchase shall be subject to the limitations set forth in Sections 3 and 14.

Except as expressly amended hereby, in all other respects, the Plan remains unchanged.

The foregoing amendment was approved and adopted by the Board on March 27, 2019.

ANNEX E – RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, our management believes that certain non-GAAP financial measures and ratios (as defined under the SEC's Regulation G and Item 10(e) of Regulation S-K) may provide users of this financial information additional meaningful comparisons between current results and results of prior periods and comparisons with peer companies. The non-GAAP amounts for Adjusted EBITDA shown in the following table should not be considered as substitutes for net income or other data prepared and reported in accordance with GAAP, but should be viewed in addition to our reported results prepared in accordance with GAAP.

Weatherford International plc

Reconciliation of GAAP to Non-GAAP Financial Measures – Adjusted EBITDA

(Unaudited)

(In Millions)

	Year Ended	
	12/31/2018	**12/31/2017**
Net Loss Attributable to Weatherford	$ (2,811)	$ (2,813)
Net Income Attributable to Noncontrolling Interest	20	20
Net Loss	(2,791)	(2,793)
Interest Expense, Net	614	579
Income Tax (Benefit) Provision	34	137
Depreciation and Amortization	556	801
EBITDA	(1,587)	(1,276)
Other (Income) Expense Adjustments:		
Goodwill Impairment	1,917	—
Impairments, Asset Write-Downs and Other	238	1,701
Restructuring and Transformation Charges	126	183
Gain from Disposition of U.S. Pressure Pumping and Pump-Down Perforating Assets	—	(96)
Warrant Fair Value Adjustment	(70)	(86)
Bond Tender and Call Premium	34	—
Currency Devaluation Charges	49	—
Other (Income) Expense, Net	46	(7)
Adjusted EBITDA	$ 753	$ 419

AWARDS AND RECOGNITION

Across the globe, our world-class people and leading technologies are making an impact on our industry. We are proud to share some of the awards and recognition we have received.

- Weatherford won two 2018 OTC Asia Spotlight on New Technology Awards for the HeatWave Extreme℠ service and the WFXØ™ openhole gravel-pack system.
- Weatherford is ranked in the Global Top 10 in Rigzone's Ideal Employer Rankings.
- Weatherford was named a Pink Petro GRIT Awards Champion for its Women of Weatherford Network.

OUR MISSION

Weatherford delivers innovative technologies and services designed to meet the world's current and future needs in a safe, ethical, and sustainable manner. Grounded by our core values and inspired by our world-class people, we are committed to being a trusted business partner to those we serve.

OUR CORE VALUES



ETHICS AND INTEGRITY



DISCIPLINE AND ACCOUNTABILITY



FLAWLESS EXECUTION



COLLABORATION AND PARTNERSHIP



INNOVATION AND TECHNOLOGY LEADERSHIP

COMMITMENT TO SUSTAINABILITY